Exhibit C-5

CANADA

JOBS GROWTH AND LONG-TERM PROSPERITY

ECONOMIC ACTION PLAN 2012

Tabled in the House of Commons
By the Honourable
James M. Flaherty, P.C., M.P.
Minister of Finance

March 29, 2012

CANADA'S ECONOMIC ACTION PLAN

©Her Majesty the Queen in Right of Canada (2012)

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Chapter 1 – Introduction	11

Chapter 2 – Economic Developments and Prospects	23

Highlights	25
Introduction	26
Global Economic Developments and Outlook	26
Canada’s Recent Economic Performance	32
Financial Market Developments	38
Commodity Prices	40
Canadian Economic Outlook—Private Sector Forecasts	41
Risk Assessment and Planning Assumptions	43

Chapter 3 – Supporting Jobs and Growth

3.0 – Supporting Jobs and Growth	47

Introduction	49
3.1 – Supporting Entrepreneurs, Innovators and World-Class Research	51

Highlights	53
Creating Value-Added Jobs Through Innovation	53
Support for Research, Education and Training	54
Creating Value-Added Jobs Through Innovation	55
Helping High- Growth Firms Access Risk Capital	60
Increasing Direct Support for Business Innovation	61
Doubling the Industrial Research Assistance Program	61
Supporting Innovative Businesses in Western Canada	62
Supporting Private and Public Sector Research Collaboration	63
Integrating High- Quality Researchers Into the Labour Market	63
Strengthening Knowledge Transfer and Commercialization	65
Forestry Innovation and Market Development Support	66
Supporting Innovation Through Procurement	66
Refocusing the National Research Council	68

Scientific Research and Experimental Development Tax Incentive Program	68
Simplifying the Tax Credit Base	69
Increasing Cost-Effectiveness	69
Enhancing Predictability	70
Contingency Fees	71
Support for Research, Education and Training	72
Supporting Advanced Research	72
Promoting Post-Secondary and Private Sector Research Collaborations	73
Investing in Genomics Research	74
Investing in Mental Health Research	75
Promoting Cost-Effective Health Care	76
Advancing Knowledge and Treatment of Spinal Cord Injury	76
Diversifying Canada’s Medical Isotope Supply	76
Supporting Leading-Edge Researchers	77
Investing in Leading-Edge Research Infrastructure	77
Canada Foundation for Innovation	77
Supporting Canada’s Ultra-High Speed Research Network	79
The Canadian High Arctic Research Station	79
Extending Canada’s Participation in the International Space Station Mission	79
Revitalizing Natural Resources Canada’s Satellite Station Facilities	80
Supporting Atomic Energy of Canada Limited	80
International Education Strategy	81

3.2 – Improving Conditions for Business Investment	83

Highlights	85
Responsible Resource Development	85
Investing in Our Natural Resources	85
Expanding Trade and Opening New Markets for Canadian Businesses	85
Keeping Taxes Low for Job-Creating Businesses	86
Improving Economic Conditions for Farmers and Fishermen	86
Strengthening Business Competitiveness	86
Further Developing Canada’s Financial Sector Advantage	86
Improving Conditions for Business Investment	87
Responsible Resource Development	88
Modernizing the Regulatory System for Project Reviews	89
Major Projects Management Office Initiative	94
Consultation Under the Canadian Environmental Assessment Act	97
Supporting Responsible Energy Development	97

Strengthening Pipeline Safety	99
The Northern Pipeline Agency	99
Amending Mining Regulations	99
Investing in Our Natural Resources	100
Supporting Junior Mineral Exploration	100
Supporting Offshore Oil & Gas Exploration	101
Assessing Diamonds in the North	101
Expanding Trade and Opening New Markets for Canadian Businesses	101
Canada’s Leadership on Trade	102
Canada’s Trade Plan for Jobs and Growth	102
Canada-U. S. Border and Regulatory Action Plans	103
Deeper Canada-China Ties	103
Canada-EU Trade Agreement	104
Canada-India Trade Agreement	104
Trans-Pacific Partnership	104
Active and Ongoing Engagement in the Asia-Pacific Region	104
Canada in the Americas	105
Deeper Canada-Africa Ties	105
Deepening Canada’s Trade and Investment Ties in Priority Markets: A Refreshed Global Commerce Strategy	106
Trade Measures to Support the Energy Industry	107
Export Development Canada	107
Streamlining Canada’s Trade Remedy System	108
Foreign Trade Zone Programming	108
Increasing Travellers’ Exemptions	108
Tax Relief for Foreign-Based Rental Vehicles	109
International Taxation	110
Tax Treaties and Tax Information Exchange Agreements	111
Fostering Sustainable Global Growth	112
Providing Stewardship in the G-20	112
Strengthening the Legitimacy and Effectiveness of the International Monetary Fund	112
Increasing the Impact of Canadian Development Assistance	113
Refocusing Canada’s Tariff Regime for Developing Countries	114
Keeping Taxes Low for Job-Creating Businesses	114
A Competitive Business Tax System	114
Enhancing the Neutrality of the Tax System	118
Phasing Out the Atlantic Investment Tax Credit—Oil & Gas and Mining	118
Phasing Out the Corporate Mineral Exploration and Development Tax Credit	119

Improving Economic Conditions for Farmers and Fishermen	119
Strengthening Agricultural Institutions	119
Supporting Canada’s Fisheries	120
Strengthening Business Competitiveness	120
Fostering Foreign Investment	120
Reducing Red Tape	121
Reducing the Tax Compliance Burden for Businesses	123
A Doubling of the Goods and Services Tax/Harmonized Sales Tax (GST/HST) Streamlined Accounting Thresholds	124
Simplified Administration for Partnerships	124
Improvements to the Rules for Paying Eligible Dividends	124
Administrative Improvements That Enhance the Predictability of the Scientific Research and Experimental Development (SR&ED) Tax Incentive Program	124
Written Responses to Business Enquiries	125
Expansion of Web Forms for Information Returns	125
Enhancements to the CRA’s Secure My Business Account Portal	125
An Improved Business Section on the CRA’s Website	125
Graduated Penalties for Late Filing	126
Continued CRA Progress on Tax Fairness	126
Taxation of Corporate Groups	126
Further Developing Canada’s Financial Sector Advantage	127
Fostering Stable, Competitive, Fair and Efficient Capital Markets	127
Preserving the Stability and Strength of Canada’s Financial Sector	128
Enhancing the Governance and Oversight Framework for Canada Mortgage and Housing Corporation	128
Improving Access to Capital for Canadian Financial Institutions	129
Clarifying Federal Jurisdiction Over Banking	130
Clarifying the Separation of Insurance and Banking	130
Continuing to Fight Counterfeit Bank Notes	131
3.3 – Investing in Training, Infrastructure and Opportunity	133
Highlights	135
Supporting Job Creation, Small Business and Skills Training	135
Improving the Employment Insurance Program	135
Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy	136
Building a Fast and Flexible Economic Immigration System	136
Strengthening Canada’s Public Infrastructure	137

Supporting Job Creation	138
Supporting Job Creation, Small Business and Skills Training	139
Extending the Hiring Credit for Small Business	139
Enhancing the Youth Employment Strategy	140
ThirdQuarter Project	141
Improving Labour Market Opportunities for Canadians With Disabilities	142
Women on Corporate Boards	143
Promoting Widespread Opportunities From Federal Shipbuilding	144
Improving the Employment Insurance Program	145
Stable and Predictable EI Premium Rates	145
Connecting Canadians With Available Jobs	146
Removing Disincentives to Work	147
Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy	148
Investments to Improve First Nations Education	149
Helping First Nations on Reserve Access the Labour Force	150
Supporting First Nations Fishing Enterprises	150
Urban Aboriginal Strategy	151
Building a Fast and Flexible Economic Immigration System	151
Strengthening Canada’s Immigration System	151
Temporary Foreign Worker Program	152
Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications	153
Federal Skilled Worker Fee Refund	154
Strengthening Canada’s Public Infrastructure	155
Supporting Provincial, Territorial and Municipal Infrastructure	156
Territorial Borrowing Limit	157
Making Important Investments in Strategic Public Infrastructure	157
Maintaining Safe and Reliable Passenger Rail Services	157
Strengthening Canada’s Port System	158
Renewing the Canadian Coast Guard Fleet	158
Maintaining and Improving Federal Infrastructure	159
Investing in Border Infrastructure	159
Building a New Bridge over the St. Lawrence	159

3.4 – Supporting Families and Communities	163
Highlights	165
Protecting the Health and Safety of Canadians	165
Investing in Communities	165
Supporting Families	166
Protecting Canada’s Natural Environment and Wildlife	166
Supporting Families and Communities	167
Protecting the Health and Safety of Canadians	167
Health-Related Tax Measures	167
Strengthening Food Safety	168
Fair Compensation for Employers of Canada’s Reservists	169
Enhancing the Victims Fund	169
Canadian Nuclear Safety Commission	170
Investing in Communities	171
Improving Economic Potential on First Nations Lands	171
Investments to Improve First Nations Water Infrastructure	172
Addressing Family Violence on Reserve	172
Aboriginal Mental Health Programs	173
Supporting Effective Government- Community Partnerships	173
Investments in Arts and Culture	174
Canada Council for the Arts	174
Commemorations for the Bicentennial of the War of 1812	175
Official Languages	175
Encouraging Participation and Healthy Communities	175
Strengthening Health Care in Rural and Remote Communities	176
Strengthening Access to Broadband in Rural Areas	177
Support to Provinces and Territories for the Floods of 2011	177
Supporting Families	178
Keeping Taxes Low for Families and Individuals	178
Wage Earner Protection Program	179
Protecting Long-Term Disability Plans	180
Review of the Registered Disability Savings Plan	180
Establishing Plans and Legal Representation	182
Protecting Canada’s Natural Environment and Wildlife	183
Protecting Species at Risk	183
Protecting Water and Wildlife Resources	183
Port Hope Area Initiative	184
Rouge Valley National Near-Urban Park	185
Expanding Tax Support for Clean Energy Generation	185

Chapter 4 – Sustainable Social Programs and a Secure Retirement	187
Highlights	189
Sustainable Management of Public Finances	190
Putting Transfers on a Long-Term, Sustainable Growth Track	190
A Strong Retirement Income System for Canadians	192
Old Age Security Age of Eligibility	197
Option to Defer the OAS Pension	198
Proactive Enrolment for OAS and GIS Benefits	199
Canada Pension Plan	199
Federally Regulated Pension Plans	202
Improving Tax Fairness and Integrity	203
Enhancing Transparency and Accountability for Charities	204
Chapter 5 – Responsible Management to Return to Balanced Budgets	207
Highlights	209
Responsible Management of Public Finances	210
The Plan to Return to Balance	210
Reductions in Departmental Spending	211
Refocusing Government and Programs	217
Making It Easier for Canadians and Businesses to Deal With Their Government	219
Modernizing and Reducing the Back Office	220
Workforce Impact	221
Responsible Expenditure Management	222
Updating Defence Capital Funding	223
Modernizing the Government’s Information Technology: Shared Services Canada	223
Administrative Services Review—Moving Forward	224
Parliamentary Expenses	224
Public Sector Compensation	224
Pensions of Public Servants and Parliamentarians	225
Corporate Asset Management Review	226
Greater Use of Telepresence Technology	226
Next Steps	226

Chapter 6 – Fiscal Outlook	227
Highlights	229
Introduction	230
Fiscal Planning Framework	233
Approach to Budget Planning	233
Fiscal Outlook Before the Measures Announced in Budget 2012	233
Fiscal Impact of Measures Announced in Budget 2012	236
Summary of Statement of Transactions	238
Outlook for Budgetary Revenues	239
Outlook for Program Expenses	243
Financial Source/Requirement	247
Risks to the Fiscal Projections	250
Sensitivity of the Budgetary Balance to Economic Shocks	250
Annex 1 – Responsible Spending	255
Annex 2 – The Stimulus Phase of Canada’s Economic Action Plan: A Final Report to Canadians	285
Highlights	287
The Stimulus Phase of Canada’s Economic Action Plan	288
Results Achieved	296
Job Impact of the Stimulus Phase of the Economic Action Plan	350
Conclusion	356
Annex 3 – Debt Management Strategy for 2012– 13	357
Annex 4 – Tax Measures: Supplementary Information, Notices of Ways and Means Motions and Draft Amendments to Various GST/HST Regulations	373

Chapter 1

Introduction

We see Canada for what it is and what it can be—a great, good nation, on top of the world, the True North strong and free. Our government has been inspired by this vision from the beginning. Today we step forward boldly, to realize it fully—hope for our children and grandchildren; opportunity for all Canadians; a prosperous future for our beloved country.

— The Honourable Jim Flaherty,

Minister of Finance

Canada is emerging from the global economic recession. The economy’s strengths provide an opportunity for the Government to take significant actions today that will fuel the next wave of job creation and position Canada for a secure and prosperous future. Economic Action Plan 2012 sets out a comprehensive agenda to bolster Canada’s fundamental strengths and address the important challenges confronting the economy over the long term.

Canada faces a fast-changing global environment, with increasing competition from emerging market countries and a global economy that remains fragile and uncertain. For this reason, the Government remains focused on an agenda that will deliver high-quality jobs, economic growth and sound public finances. Economic Action Plan 2012 will help further unleash the potential of Canadian businesses and entrepreneurs to innovate and thrive in the modern economy to the benefit of all Canadians for generations to come.

Since 2006, the Government has supported the security and prosperity of Canadians and promoted business and investment to create jobs. When the global financial and economic crisis struck, these underlying strengths helped Canada to avoid a deep and long-lasting recession. The Government’s sound fiscal position prior to the crisis provided the flexibility to launch the stimulus phase of Canada’s Economic Action Plan, which was timely, targeted and temporary in order to have maximum impact. This plan was one of the strongest responses to the global recession among the Group of Seven (G-7) countries.

Economic output in Canada is now well above pre-recession levels, and more than 610,000 jobs have been created since the recovery began in July 2009, the best performance in the G-7.

Canadian authorities have a strong track record in managing past economic and financial crises and delivering economic growth. — Standard & Poor’s, October 25, 2011

Canada cannot rest on this record of success. There are many challenges and uncertainties still confronting the economy. The recovery is not complete and too many Canadians are still looking for work. The global economy remains fragile and any potential setbacks would have an impact on Canada. Canadian businesses face ever-increasing competition from emerging fast-growth countries. Our aging population will put pressure on public finances and social programs.

Economic Action Plan 2012 takes important steps to address these structural challenges and ensure the sustainability of public finances and social programs for future generations. International experience shows the importance of taking action now, rather than delaying. Economic Action Plan 2012 focuses on the drivers of growth and job creation—innovation, investment, education, skills and communities. Underpinning these actions is the ongoing commitment to keeping taxes low, which is central to the Government’s long-term economic plan.

SUPPORTING ENTREPRENEURS, INNOVATORS AND WORLD-CLASS RESEARCH

The global economy is increasingly competitive. The pace of technological change is creating new opportunities while making older business practices obsolete. To succeed and thrive in this environment, Canadian businesses need to innovate and create high-quality jobs. The Government has a strong record of support for research and development. But Canada can and must do better to promote innovation. The Government launched an Expert Panel in 2010 to review federal support for research and development. Informed by the advice of the Panel, the Government is taking action toward a new approach to supporting innovation in Canada.

Economic Action Plan 2012 will:

•	Increase funding for research and development by small and medium-sized companies.

•	Promote linkages and collaborations, including funding internships and connecting private sector innovators to procurement opportunities in the federal government.

•	Refocus the National Research Council on research that helps Canadian businesses develop innovative products and services.

•	Enhance access to venture capital financing by high-growth companies so that they have the capital they need to create jobs and grow.

•

Streamline and improve the Scientific Research and Experimental Development tax incentive program, including shifting from indirect tax incentives to more direct support for innovative private sector businesses.

•	Support research, education and training with new funding for universities, granting councils and leading research institutions, such as Genome Canada.

RESPONSIBLE RESOURCE DEVELOPMENT

Canada’s resource sector is an asset that will increasingly contribute to the prosperity of all Canadians. Some $500 billion is expected to be invested in over 500 major economic projects across Canada over the next 10 years, driven in part by demand from emerging economies. Today, Canadian businesses in the resource sector must navigate a maze of overlapping and complex regulatory requirements and red tape. This leads to delays in investment and job creation that do not contribute to better environmental outcomes.

An efficient regulatory system provides effective protection of the interests of Canadians while minimizing the burden on businesses. It is a vital component of an attractive climate for investment and jobs. Since 2006, the Government has worked to streamline and improve regulatory processes. However, more needs to be done.

The Government is committed to reforming the regulatory system in the resource sector so that reviews are conducted in a timely and transparent manner, while safeguarding the environment. This will increase business confidence and enhance investment and job creation. The Government will continue to support responsible energy development.

Economic Action Plan 2012 will:

•	Commit to bringing forward legislation to achieve the goal of “one project, one review” in a clearly defined time period.

•	Make new investments to improve regulatory reviews, streamline the review process for major economic projects, support consultation with Aboriginal peoples, and strengthen pipeline and marine safety.

•	Continue to support the Major Projects Management Office initiative, which has succeeded in shortening and streamlining reviews and improving accountability.

•	Ensure the safety and security of Canadians and the environment as energy resources are developed.

EXPANDING TRADE AND OPENING NEW MARKETS FOR CANADIAN BUSINESSES

Free and open trade has long been a powerful engine for Canada’s economy. Canadian businesses need access to key export markets in order to take advantage of new opportunities. Over the past six years, Canada has concluded free trade agreements with nine countries as well as foreign investment promotion and protection agreements with ten countries. Since 2009, Canada has eliminated all tariffs on imported machinery and equipment and manufacturing inputs to make Canada a tariff-free zone for industrial manufacturers, the first in the G-20 to do so.

Economic Action Plan 2012 will:

•	Intensify Canada’s pursuit of new and deeper trading relationships, particularly with large, dynamic and fast-growing economies.

•	Implement the Action Plan on Perimeter Security and Economic Competitiveness and the Action Plan on Regulatory Cooperation, which will facilitate trade and investment flows with the United States.

•	Provide support to Canadian exporters by extending the provision of domestic financing by Export Development Canada.

INVESTING IN TRAINING, INFRASTRUCTURE AND OPPORTUNITY

Canada’s well-trained and highly educated workforce represents one of our key advantages in competing and succeeding in the global economy. Too often, barriers or disincentives discourage workforce participation. Better utilizing Canada’s workforce and making Canada’s labour market more adaptable will help ensure Canada’s long-term economic growth.

Economic Action Plan 2012 will:

•	Make investments to assist more young people in gaining tangible skills and experience.

•	Extend and expand the ThirdQuarter project to better connect workers over the age of 50 to potential employers.

•	Invest to enable more Canadians with disabilities to obtain work experience with small and medium-sized businesses.

•

Introduce a number of targeted, common-sense changes to Employment Insurance (EI) to make it a more efficient program that promotes job creation, removes disincentives to work, supports unemployed Canadians and quickly connects people to jobs.

•	Support small and medium-sized businesses and their workers by making EI premiums more stable and predictable, with annual increases limited to five cents.

•	Extend the Hiring Credit for Small Business for one year to help small businesses to defray the costs of hiring new workers.

•

Promote job creation by renewing the Canadian Coast Guard Fleet; supporting the involvement of small and medium-sized enterprises in the National Shipbuilding Procurement Strategy; investing in transportation infrastructure, including railways and ports; and providing funding for community public infrastructure facilities.

EXPANDING OPPORTUNITIES FOR ABORIGINAL PEOPLES TO FULLY PARTICIPATE IN THE ECONOMY

The Government recognizes the contribution that Aboriginal peoples can make to the labour force as the youngest and fastest-growing segment of the nation’s population. Equipping First Nations people with the skills and opportunities they need to fully participate in the economy is a priority both for this Government and for First Nations people.

Economic Action Plan 2012 will:

•	Invest in First Nations education on reserve, including early literacy programming and other supports and services to First Nations schools and students.

•	Build and renovate schools on reserve, providing First Nations youth with better learning environments.

•	Commit to introduce a First Nation Education Act and work with willing partners to establish the structures and standards needed to support strong and accountable education systems on reserve.

•	Improve the incentives of the on-reserve Income Assistance Program while encouraging those who can work to access training that will improve their prospects for employment.

•	Renew the Urban Aboriginal Strategy to improve economic opportunities for Aboriginal peoples living in urban centres.

BUILDING A FAST AND FLEXIBLE ECONOMIC IMMIGRATION SYSTEM

Since 2006, the Government has pursued much-needed reforms to focus Canada’s immigration system on fuelling economic prosperity for Canada. The Government has placed top priority on attracting immigrants who have the skills and experience our economy needs. The Government is committed to making our immigration system truly fast and flexible in a way that will sustain Canada’s economic growth.

Economic Action Plan 2012 will:

•	Realign the Temporary Foreign Worker Program to better meet labour market demands.

•	Support further improvements to foreign credential recognition and identify the next set of target occupations beyond 2012.

•	Move to an increasingly fast and flexible immigration system where priority focus is on meeting Canada’s labour market needs.

•	Return applications and fees to certain federal skilled worker applicants who have been waiting for processing to be completed.

SUSTAINABLE SOCIAL PROGRAMS AND A SECURE RETIREMENT

In order to ensure the sustainability of our social programs and fiscal position for generations to come, steps are required to prepare today for the demographic pressures that the Canadian economy will face over the longer term. Canadians are living longer and healthier lives. Many older workers wish to work longer and increase their retirement income.

The Government has already taken steps to ensure sound public finances by setting a future growth path for transfers to the provinces and territories. The growth path will provide predictable, fair and sustainable funding in support of the provision of health care, education and other services for all Canadians.

Economic Action Plan 2012 will:

•

Gradually increase the age of eligibility for Old Age Security (OAS) and Guaranteed Income Supplement benefits from 65 to 67. This change will start in April 2023, with full implementation by January 2029, and will not affect anyone who is 54 years of age or older as of March 31, 2012.

•	Improve flexibility and choice by allowing Canadians the option of deferring take-up of their OAS benefits to a later time and receiving higher annual benefits.

•	Ensure that pension plans for public servants and Parliamentarians are sustainable, fair and financially responsible.

•	Support the retirement income system with Pooled Registered Pension Plans that provide an accessible, large-scale and low-cost pension option to employers, employees and the self-employed.

RESPONSIBLE EXPENDITURE MANAGEMENT

Canadians expect value for money from their government. Over the past year, the Government conducted a comprehensive review of approximately $75 billion of direct program spending by federal departments and agencies. The review identified a number of opportunities to enhance the efficiency and effectiveness of government operations, programs and services that will result in cost savings for the Canadian taxpayer. This will support the Government’s commitment to return to balanced budgets over the medium term. The Government is on track to meet its commitment to balance the budget without cutting transfers to Canadians or to provinces.

Fiscal policy is appropriately shifting toward consolidation in the aftermath of the effective stimulus program. The federal government is leading the initial fiscal effort, as spending is gradually being brought to pre-crisis levels as a share of GDP.

— International Monetary Fund

November 23, 2011

Reflecting Canada’s strong economic and fiscal fundamentals, Canada will undertake expenditure reductions that are modest compared to those being pursued by many countries around the world. These targeted reductions clearly contrast with the Program Review undertaken in Canada in the mid-1990s, when transfers for health care, education and social spending were cut.

Economic Action Plan 2012 will:

•

Achieve ongoing savings of $5.2 billion, 6.9 per cent of the review base of approximately $75 billion. This represents less than 2.0 per cent of expected federal program spending in 2016–17, or about 0.2 per cent of Canada’s gross domestic product (GDP) in that same year.

THE PLAN TO RETURN TO BALANCED BUDGETS

Canadians know the importance of living within their means and expect the Government to do the same. That is why the Government is committed to managing public finances in a sustainable and responsible manner. The Government’s responsible financial management put Canada in a position of strength when it came time to combat the global recession. From 2006 to 2008, the Government paid down over $37 billion in debt, significantly contributing to Canada’s low net debt position. This enabled the Government to quickly implement the stimulus phase of Canada’s Economic Action Plan without leaving the country in a vulnerable fiscal position, like many European countries.

Balancing the budget and reducing debt cuts interest costs, helps to keep interest rates low and instills confidence in Canada’s economy, allowing families and businesses to plan for the future. It will also ensure the sustainability of Canada’s social programs for future generations.

CONCLUSION

Economic Action Plan 2012 is a plan for jobs, growth and long-term prosperity. By making choices now, the Government is taking the necessary steps to reinforce the fundamental strength and promise of the Canadian economy in order to sustain economic growth, create the high-quality jobs of tomorrow, preserve social programs and sound public finances, and deliver continued prosperity for generations to come.

Chapter 2

Economic Developments

and Prospects

HIGHLIGHTS

✓	The global economic recovery remains fragile. The European sovereign debt and banking crisis continues to weigh on global growth.

✓	The Canadian economy has remained resilient despite external weakness, reflecting sustained growth in the domestic economy.

✓

Canada has had the strongest economic growth over the recession and recovery among Group of Seven (G-7) countries. This reflects our solid economic fundamentals and the timely support of the stimulus phase of Canada’s Economic Action Plan.

✓

610,000 more Canadians are working now than in July 2009, the strongest job growth among G-7 countries over the recovery. This continues the strong performance that has resulted in over 1.1 million new jobs created since the beginning of 2006.

✓	However, the fragile global economic environment will continue to be reflected in modest growth in Canada over the near term.

✓

The Department of Finance conducted a survey of private sector economists in early March 2012. On March 5, economists met with the Minister of Finance to discuss the economic forecast as well as the risks associated with the outlook.

✓

Private sector economists expect real gross domestic product (GDP) growth of 2.1 per cent in 2012 and 2.4 per cent in 2013, broadly unchanged from the November 2011 Update of Economic and Fiscal Projections.

✓	Economists also expect the level of nominal GDP—the broadest single measure of the tax base—to be above the level anticipated over the forecast period at the time of the November Update.

✓

Private sector economists agreed that near-term risks to the outlook have slightly moderated since the November Update, but continue to see global economic uncertainty as the key downside risk— in particular the potential for wider contagion of the sovereign debt and banking crisis in Europe.

✓

To reflect the downside risks surrounding the global economic outlook, the Government is adjusting the private sector forecast for nominal GDP downward by $20 billion in each year of the 2012–2016 forecast period.

Notes: This chapter incorporates data available up to and including March 23, 2012, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

INTRODUCTION

The global economic environment remains highly uncertain. The key challenge currently facing the global recovery remains the European sovereign debt and banking crisis, which has weighed on financial markets and confidence and resulted in a deterioration of the global outlook. Nonetheless, the Canadian economy continues to expand, enjoying one of the best performances among G-7 countries over the global economic recession and recovery.

This chapter reviews:

•	Major global economic developments since the November 2011 Update.

•	Canada’s recent economic performance.

•	Financial market and commodity price developments.

•	The March 2012 private sector economic forecast that forms the basis for the fiscal projections, and the risks and uncertainties surrounding this economic forecast.

GLOBAL ECONOMIC DEVELOPMENTS AND OUTLOOK

Uncertainty surrounding the global economic recovery increased in the second half of 2011, and the outlook for global growth has deteriorated. The key factor underlying this deterioration is the ongoing euro-area sovereign debt and banking crisis.

In Europe, strains in government debt markets rose between Spring 2011 and late last year, resulting in increased borrowing costs for many euro-area governments, including record highs for some countries. This led to severe funding pressures for most European banks, given their significant exposure to euro-area sovereign debt and large recapitalization needs. As a result, euro-area banks tightened credit standards and raised interest rates on loans to households and businesses, which weighed on consumer and business sentiment in the region. These developments pushed euro-area growth back into negative territory in the fourth quarter of 2011, with broad-based weakness across the region (Chart 2.1). Although indicators of business activity suggest that the euro-area economy has broadly stabilized in the first quarter of this year, the risk of further weakness remains.

European leaders have put in place significant policy measures to address the sovereign debt and banking crisis. The European Central Bank has provided significant liquidity for euro-area banks, and bank recapitalization plans are underway. In addition, Italy and Spain have introduced important fiscal and structural reforms, while progress has been made toward improving broader euro-area fiscal governance. In early March, Greece also completed its debt exchange with its private sector creditors, alleviating the near-term risk of a disorderly default.

Together, these policy actions have helped to reduce interest rates for euro-area governments and improve funding conditions for euro-area banks. However, it is clear that further concrete actions by European leaders are required, including following through on the implementation of announced fiscal restraint measures in order to stem the crisis, stabilize the current situation and set the stage for a return to sustained growth.

In the United States, the economy has shown signs of renewed momentum since Fall 2011, albeit relative to very weak growth in the first half of the year, as real GDP grew 3.0 per cent in the fourth quarter (Chart 2.2). Consumer confidence has generally increased since August, from near-record lows, while business survey data point to a pickup in both manufacturing and non-manufacturing output growth since Fall 2011.

U.S. labour market conditions have improved, with employment gains averaging almost 250,000 jobs per month from December 2011 through February 2012 and the unemployment rate declining to a three-year low of 8.3 per cent in early 2012 (Chart 2.3). However, this recent improvement is relatively modest compared to the significant job losses suffered over the recession, while the declines in the unemployment rate also reflect workers exiting the labour market following long-term spells of unemployment.

The U.S. economy continues to face significant challenges stemming from ongoing household deleveraging, necessary fiscal consolidation and spillover effects from the European sovereign debt and banking crisis. As a result, private sector economists continue to expect modest U.S. economic growth (Chart 2.4).

In emerging and developing economies, growth has also slowed, reflecting the deterioration in the external environment as well as the effects of past tightening in domestic monetary policy. Nonetheless, growth remains strong, led by developing Asia. In China, economic growth has eased somewhat but remains solid. Looking ahead, slowing demand from advanced economies is expected to result in a gradual moderation toward a more sustainable, albeit still robust, pace of economic growth.

Reflecting the intensification of the euro-area sovereign debt and banking crisis in Fall 2011 and its impact on global trade and financial markets, the International Monetary Fund (IMF) has steadily downgraded its near-term global outlook over the past year. The IMF now expects global real GDP growth of 3.3 per cent in 2012, with growth in advanced economies expected to be just 1.2 per cent. The IMF also expects modestly slower growth in emerging economies, reflecting the worsening external environment and a slowdown in domestic demand in key emerging economies (Chart 2.5).

CANADA’S RECENT ECONOMIC PERFORMANCE

Canada’s economic performance over the recession and recovery has been solid relative to our peer countries. This reflects Canada’s sound economic, fiscal and financial sector fundamentals, along with the significant and timely support provided under Canada’s Economic Action Plan. As a result, real GDP is now well above pre-recession levels—the best performance in the G-7 (Chart 2.6).

The rapid turnaround of activity and vigorous domestic demand owes much to the government’s rightly-sized and well-targeted macroeconomic stimulus.

— International Monetary Fund,

2010 Article IV Consultation Report on Canada

Employment and incomes have grown faster in Canada than any other G-7 country since 2006

In 2006, the Government launched a comprehensive economic plan to foster strong, sustainable, long-term economic growth, building on Canada’s key advantages. The Government followed through by implementing broad-based tax reductions, paying down debt, and investing in knowledge and infrastructure.

These actions put the Canadian economy on a solid foundation for sustainable, long-term economic growth. They also placed Canada in a stronger position than most other countries and allowed the Government to respond quickly and effectively to support the economy and protect Canadian jobs.

This has been reflected in a strong economic performance over the past five years, with over 1.1 million new jobs created since the beginning of 2006 and the strongest employment and income growth in the G-7 (Chart 2.7).

Chart 2.7
Growth in Employment	Growth in Real per Capita
From 2006 to 2011	Disposable Income
From 2006 to 2010

Note: 2011 employment data for France are the average of 2011Q1 through 2011Q3.	Note: This chart shows gross personal per capita disposable income deflated by the Consumer Price Index.
Note: Base year for calculations is 2005.
Sources: Haver Analytics; IMF; Department of Finance calculations.

Canada has also posted, by far, the strongest growth in employment in the G-7 during the recovery. These employment gains have been high-quality jobs. 610,000 more Canadians are working today than in July 2009. Of these jobs, about 90 per cent are in full-time positions with over three-quarters in high-wage industries and in the private sector (Chart 2.8). It is an encouraging sign that Canadian businesses are continuing to hire as the temporary economic stimulus that the Government put into place during the recession is withdrawn.

The employment situation in Canada contrasts sharply with that of the U.S., where employment remains significantly below pre-recession levels. As a result, the Canadian unemployment rate is now 0.9 percentage points below that of the United States. The U.S. unemployment rate has exceeded that of Canada since October 2008, a phenomenon not seen in nearly three decades. When Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate gap between the two countries increases to 2.0 percentage points (Chart 2.9).1

[1]

Conceptual differences boost the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in its unemployment calculations. In addition, the Canadian methodology includes 15-year-olds (who have a higher-than-average unemployment rate), while the U.S. does not.

The relatively stronger performance of the Canadian labour market is also reflected in the long-term unemployment rate (the number of people unemployed for a period of at least 27 weeks as a share of the labour force). Canada’s long-term unemployment rate stood at 1.6 per cent in 2011, well below the U.S. level of 3.9 per cent. Moreover, the Canadian labour market is characterized by a much higher labour force participation rate (the share of the population 15 and over in Canada, and 16 and over in the United States, either working or actively seeking work). This indicates that there are fewer discouraged workers, as more of the unemployed are seeking work and finding it. In Canada, the labour force participation rate has remained relatively high through the recession and recovery, while it declined sharply in the U.S. to close to a three-decade low in 2011. As a result, the labour force participation rate gap between the two countries increased to over 2.5 percentage points last year, the largest gap on record (Chart 2.10).

Since mid-2011 the labour market has been subdued. This, combined with more individuals entering the labour market and seeking employment, has resulted in a slight increase in the unemployment rate from a post-recession low of 7.2 per cent in September 2011 to 7.4 per cent in February 2012.

The more moderate pace of growth in employment since mid-2011 mirrors continued modest growth in real GDP, at 2.5 per cent in 2011. However, real growth showed considerable variation over the course of the year as a result of export volatility related to the Japanese earthquake and tsunami, as well as forest fire and maintenance-related disruptions in the energy sector (Chart 2.11). Household spending and business investment, on the other hand, remained resilient through this period.

FINANCIAL MARKET DEVELOPMENTS

The deterioration of the economic outlook, along with ongoing uncertainty related to the sovereign debt and banking crisis in Europe, continues to be reflected in financial market weakness.

Among the most at-risk European economies, Greece has been the focus of the crisis, as uncertainty over its fiscal sustainability and concerns over its ability to meet its debt obligations drove Greek bond rates up sharply late in 2011. In mid-March, Greece restructured its debt with private sector creditors. The restructuring of Greek debt, along with a massive liquidity injection into the euro-area banking system by the European Central Bank, has eased market fears to some extent. However, sovereign debt concerns remain elevated, especially for Greece, Portugal and Ireland (Chart 2.12).

More worrisome, however, has been instability in the sovereign debt markets of larger European economies. In particular, yields for both Italian and Spanish bonds rose to about 7 per cent in late 2011. The experience of Greece, Ireland and Portugal suggests that this yield may be near the threshold beyond which debt sustainability concerns escalate rapidly. While bond yields in Italy and Spain have since eased, markets continue to charge them a significant premium relative to sovereign bonds perceived as less risky (in particular German bonds).

The heightened level of uncertainty in Europe is affecting investor confidence globally. This has translated into significant weakness in equity markets worldwide, with most major global stock market indices at or below their levels of mid-2011 (Chart 2.13).

COMMODITY PRICES

Slower-than-expected global growth and financial market weakness have also been reflected in commodity markets (Chart 2.14). Since Budget 2011, prices for base metals and agricultural products have fallen, while natural gas prices continue to be depressed by increased unconventional supply in the United States. Benchmark West Texas Intermediate crude oil prices, on the other hand, have risen since Budget 2011, reflecting increased geopolitical uncertainty related to political events in North Africa and prospects of an embargo of Iranian oil exports by Europe and other regions. Despite this rise, prices received by Canadian oil producers have fallen modestly since Budget 2011, as surplus supply in the U.S.—the market for virtually all of Canada’s oil exports—has constrained Canadian export volumes and prices.

CANADIAN ECONOMIC OUTLOOK—PRIVATE SECTOR FORECASTS

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the IMF.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in early March 2012 and includes the views of 14 private sector economists.

The March 2012 survey of private sector economists included Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et placement du Québec, CIBC World Markets, the Conference Board of Canada, Desjardins, Deutsche Bank of Canada, Laurentian Bank Securities, National Bank Financial Group, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Securities Canada, and the University of Toronto (Policy and Economic Analysis Program).

The outlook for Canadian real GDP growth remains largely unchanged from the November 2011 Update of Economic and Fiscal Projections (Table 2.1). Economists now expect real GDP to grow by 2.2 per cent in the first quarter of 2012 and 2.1 per cent, on average, over the remainder of the year, modestly below the pace expected in the November Update.

However, significantly stronger-than-expected GDP inflation in the latter half of 2011 has resulted in an upward revision of the average private sector forecast for the level of nominal GDP of about $17 billion, on average, over the 2012–2016 period compared to the forecast at the time of the November Update.

Private sector economists expect interest rates to be lower over most of the forecast horizon than was expected in the November Update, and continue to expect the Canadian dollar to remain near parity over the forecast horizon.

Economists expect the unemployment rate to gradually decline to 6.6 per cent by 2016, broadly in line with the Update forecast.

The private sector economic outlook is consistent with continued modest growth in the global economy. This implies an orderly, gradual resolution of the European sovereign debt crisis, with economic conditions in Europe gradually improving from weakness late in 2011 and early in 2012. Similarly, the private sector outlook is consistent with a moderate and gradual improvement of the U.S. fiscal situation.

Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2012–
	2011[1]	2012	2013	2014	2015	2016	2016

Real GDP growth
March 2011 survey/Budget 2011	2.9	2.8	2.7	2.5	2.5	2.4	2.6
September 2011 survey/Update 2011	2.2	2.1	2.5	2.5	2.5	2.3	2.4
March 2012 survey/Budget 2012	2.5	2.1	2.4	2.4	2.4	2.2	2.3
GDP inflation
March 2011 survey/Budget 2011	2.8	2.1	2.1	2.0	2.0	2.0	2.0
September 2011 survey/Update 2011	3.0	2.0	2.0	2.0	2.0	2.0	2.0
March 2012 survey/Budget 2012	3.3	2.4	2.0	2.1	2.0	2.0	2.1
Nominal GDP growth
March 2011 survey/Budget 2011	5.8	5.0	4.9	4.5	4.5	4.4	4.7
September 2011 survey/Update 2011	5.3	4.1	4.5	4.5	4.5	4.3	4.4
March 2012 survey/Budget 2012	5.8	4.6	4.4	4.6	4.4	4.2	4.4
Nominal GDP level (billions of dollars)
March 2011 survey/Budget 2011	1,719	1,804	1,893	1,979	2,068	2,158	–
September 2011 survey/Update 2011	1,711	1,781	1,861	1,945	2,032	2,120	–
March 2012 survey/Budget 2012	1,719	1,798	1,877	1,963	2,050	2,136	–
Difference (March 2012 – September 2011)	8	17	16	18	18	16	17
3-month treasury bill rate
March 2011 survey/Budget 2011	1.3	2.5	3.4	3.9	4.1	4.1	3.6
September 2011 survey/Update 2011	0.9	1.2	2.0	2.9	3.5	3.7	2.7
March 2012 survey/Budget 2012	0.9	0.9	1.3	2.2	3.3	3.9	2.3
10- year government bond rate
March 2011 survey/Budget 2011	3.5	4.0	4.6	4.8	5.0	5.1	4.7
September 2011 survey/Update 2011	2.8	2.7	3.2	3.9	4.5	4.5	3.8
March 2012 survey/Budget 2012	2.8	2.2	2.8	3.6	4.3	4.5	3.5

Table 2.1 (cont’d)

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2012–
	2011[1]	2012	2013	2014	2015	2016	2016

Exchange rate (US cents/C$)
March 2011 survey/Budget 2011	99.7	98.8	98.1	97.4	96.5	96.2	97.4
September 2011 survey/Update 2011	101.2	102.1	102.1	98.8	97.9	98.0	99.8
March 2012 survey/Budget 2012	101.1	99.6	101.8	101.1	100.5	100.2	100.7
Unemployment rate
March 2011 survey/Budget 2011	7.5	7.2	7.0	6.7	6.5	6.4	6.8
September 2011 survey/Update 2011	7.5	7.2	7.0	6.8	6.6	6.4	6.8
March 2012 survey/Budget 2012	7.4	7.5	7.2	6.9	6.7	6.6	7.0
Consumer Price Index inflation
March 2011 survey/Budget 2011	2.4	2.1	2.0	2.0	2.0	2.0	2.0
September 2011 survey/Update 2011	2.9	2.0	2.0	2.0	2.0	2.0	2.0
March 2012 survey/Budget 2012	2.9	2.1	2.0	2.0	2.0	2.0	2.0
U.S. real GDP growth
March 2011 survey/Budget 2011	3.1	3.1	3.2	3.3	3.2	2.7	3.1
September 2011 survey/Update 2011	1.6	2.0	2.4	2.9	2.9	2.8	2.6
March 2012 survey/Budget 2012	1.7	2.3	2.4	2.8	2.9	2.8	2.6
1	Values for 2011 for the March 2012 survey/Budget 2012 are actual.
Sources:	Department of Finance March 2011, September 2011 and March 2012 surveys of private sector economists.

Risk Assessment and Planning Assumptions

On March 5, 2012, the Minister of Finance met with private sector economists to discuss the economic outlook as well as the risks associated with the outlook. Following this meeting, the Department of Finance surveyed these private sector economists to obtain their most up-to-date economic projections, which include the results of the fourth-quarter National Accounts released on March 2, 2012. The economists have agreed that the average forecast from this survey—the March 2012 survey—is a reasonable basis for fiscal planning. The fiscal outlook is presented in Chapter 6.

The economists were of the view that, while there are still significant downside risks to the outlook, these risks had moderated slightly for the near term since the November 2011 Update.

The economists continued to identify the European sovereign debt and banking crisis as the main downside risk to the outlook, but felt that the risk of a severe negative economic outcome in Europe had moderated somewhat since November. The economists also saw the possibility that increases in crude oil prices due to political turmoil in the Middle East could further dampen global growth in the short run. Moreover, there remains significant uncertainty regarding the direction of U.S. fiscal policy, particularly for 2013 and beyond, as the U.S. government continues to struggle with the daunting challenge of implementing the sizable reduction in its budgetary deficit required to stabilize its debt.

The main domestic risk to the outlook identified by the economists continues to be the exposure of households to elevated levels of debt. A negative external shock to the economy, if it translated into higher unemployment rates, could trigger deleveraging on the part of those households holding elevated levels of debt.

The economists also saw the potential for stronger-than-expected growth in the U.S., particularly if recent positive momentum in labour markets becomes more entrenched.

World prices for the major commodities produced in Canada are key determinants of GDP inflation, and therefore nominal GDP. While there are both upside and downside risks to the commodity price outlook, particularly in the short term, the experience of the past decade suggests that continued strong demand from emerging economies is likely to put upward pressure on commodity prices over time. The private sector expectation for GDP inflation is consistent with largely flat commodity prices. This introduces an element of prudence into the economic-planning assumptions.

In light of ongoing downside risks surrounding the global economic outlook, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP by $20 billion per year over the 2012–2016 period (Table 2.2). This adjustment for risk, representing a downward adjustment of $3 billion in fiscal revenues in each year of the forecast, reflects the remaining uncertainties surrounding the global economic outlook. Relative to the November Update, this adjustment is $10 billion lower for 2012, unchanged for 2013, and $10 billion higher per year in the following three years.

The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this downward adjustment for risk in the future.

Table 2.2

Budget 2012 Planning Assumption for Nominal GDP

billions of dollars

	2012	2013	2014	2015	2016

March 2012 survey of private sector economists	1,798	1,877	1,963	2,050	2,136
Budget 2012 fiscal-planning assumption	1,778	1,857	1,943	2,030	2,116
Adjustment for risk	-20	-20	-20	-20	-20
Addendum
Adjustment for risk in
November 2011 Update	-30	-20	-10	-10	-10

Chapter 3

Supporting Jobs

and Growth

INTRODUCTION

Our economy has shown strength and resiliency during the recent global economic turbulence. However, Canada cannot rest on its laurels. Our current advantage has provided an opportunity to position Canada for sustainable, long-term economic prosperity, ensure good jobs and provide a higher quality of life for generations to come.

Building on actions taken since 2006, Economic Action Plan 2012 announces major and necessary steps to address structural challenges and take advantage of new opportunities:

•

Supporting Entrepreneurs, Innovators and World-Class Research by adopting a new strategic approach to enhancing support for business innovation and providing additional funding to help Canada reinforce its leadership in fundamental research.

•

Improving Conditions for Business Investment by streamlining the Canadian regulatory system, particularly for major economic projects; continuing to invest in our natural resources; expanding trade to open new markets for Canadian businesses; keeping taxes low for job-creating businesses; and further developing our financial sector advantage.

•

Investing in Training, Infrastructure and Opportunity by strengthening incentives for employment and skills training; improving the Employment Insurance program; expanding opportunities for Aboriginal peoples to fully participate in the economy; building a fast and flexible economic immigration system; and continuing to invest in public infrastructure.

•

Supporting Families and Communities by protecting the health and safety of all Canadians and their communities; keeping taxes low for families and individuals; and protecting Canada’s natural environment and wildlife for future generations.

Table 3.0

Supporting Jobs and Growth

millions of dollars

	2011–12	2012–13	2013–14	Total

Supporting Entrepreneurs, Innovators and World-Class Research
Creating Value-Added Jobs Through Innovation		255	171	426
Support for Research, Education and Training		200	141	341
Subtotal—Supporting Entrepreneurs, Innovators and World-Class Research		454	312	767
Improving Conditions for Business Investment
Responsible Resource Development		78	87	165
Investing in Our Natural Resources		136	-24	112
Expanding Trade and Opening New Markets for Canadian Businesses		43	47	90
Enhancing the Neutrality of the Tax System			-10	-10
Improving Economic Conditions for Farmers and Fishermen		38	17	55
Further Developing Canada’s Financial Sector Advantage		3	3	6
Subtotal—Improving Conditions for Business Investment		298	120	418
Investing in Training, Infrastructure and Opportunity
Supporting Job Creation, Small Business and Skills Training	51	186	40	277
Improving the Employment Insurance Program		177	305	482
Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy		92	129	221
Building a Fast and Flexible Economic Immigration System		5	4	9
Strengthening Canada’s Public Infrastructure		150	124	274
Subtotal—Investing in Training, Infrastructure and Opportunity	51	609	601	1,262
Supporting Families and Communities
Protecting the Health and Safety of Canadians		37	37	73
Investing in Communities		228	204	431
Supporting Families		4	7	12
Protecting Canada’s Natural Environment and Wildlife		29	32	60
Subtotal—Supporting Families and Communities		297	279	577
Total—Supporting Jobs and Growth	51	1,659	1,313	3,023
Less funds existing in the fiscal framework		522	436	958
Net fiscal cost	51	1,137	877	2,065

Note: Totals may not add due to rounding.

Chapter 3.1

Supporting Entrepreneurs,

Innovators and World-Class Research

HIGHLIGHTS

Creating Value-Added Jobs Through Innovation

The Government is committed to a new approach to supporting innovation that focuses resources on private sector needs. Economic Action Plan 2012 proposes:

✓	$400 million to help increase private sector investments in early-stage risk capital, and to support the creation of large-scale venture capital funds led by the private sector.

✓	$100 million to the Business Development Bank of Canada to support its venture capital activities.

✓	$110 million per year to the National Research Council to double support to companies through the Industrial Research Assistance Program.

✓	$14 million over two years to double the Industrial Research and Development Internship program.

✓	$12 million per year to make the Business-Led Networks of Centres of Excellence program permanent.

✓	$105 million over two years to support forestry innovation and market development.

✓	$95 million over three years, starting in 2013–14, and $40 million per year thereafter to make the Canadian Innovation Commercialization Program permanent and to add a military procurement component.

✓	$67 million in 2012–13 as the National Research Council refocuses on business-led, industry-relevant research.

✓	Streamlining and improving the Scientific Research and Experimental Development tax incentive program.

Support for Research, Education and Training

The Government is committed to providing additional resources to support advanced research at universities and other leading research institutions. Economic Action Plan 2012 proposes:

✓	$37 million annually starting in 2012–13 to the granting councils to enhance their support for industry-academic research partnerships.

✓	$60 million for Genome Canada to launch a new applied research competition in the area of human health, and to sustain the Science and Technology Centres until 2014–15.

✓	$6.5 million over three years for a research project at McMaster University to evaluate team-based approaches to health care delivery.

✓	$17 million over two years to further advance the development of alternatives to existing isotope production technologies.

✓	$10 million over two years to the Canadian Institute for Advanced Research to link Canadians to global research networks.

✓	$500 million over five years, starting in 2014–15, to the Canada Foundation for Innovation to support advanced research infrastructure.

✓	$40 million over two years to support CANARIE’s operation of Canada’s ultra-high speed research network.

✓	$23 million over two years to Natural Resources Canada to enhance satellite data reception capacity.

CREATING VALUE-ADDED JOBS THROUGH INNOVATION

The Government is committed to a new approach to supporting innovation in Canada. Economic Action Plan 2012 announces $1.1 billion over five years to directly support research and development and $500 million for venture capital.

The global economy is changing. Competition for the brightest minds is intensifying. The pace of technological change is creating new opportunities while making older business practices obsolete. Canada’s long-term economic competitiveness in this emerging knowledge economy demands globally competitive businesses that innovate and create high-quality jobs.

The Government supports an innovative economy and the creation of high-quality jobs through investments in education and training, basic and applied research, and the translation of public research knowledge to the private sector. Since 2006, the Government has provided nearly $8 billion in new funding for initiatives to support science, technology and the growth of innovative firms. The Government is also sustaining a business environment that encourages innovation by supporting financing opportunities for businesses with the potential to become globally competitive, and creating a regulatory environment that promotes competition, business investment and economic growth.

As demonstrated by Chart 3.1.1, supported by federal investments, Canada is a world leader in post-secondary research, outpacing other Group of Seven (G-7) countries on higher education investment.

Despite strong policy fundamentals to support innovation in Canada, Canadian businesses do not take full advantage. Canada continues to lag behind peer countries in terms of overall innovation performance, including private sector investment in research and development (R&D), and the commercialization of research into products and processes that create high-value jobs and economic growth.

As demonstrated by Chart 3.1.2, Canada’s private sector has historically lagged in terms of business investments in research relative to the size of our economy. This trend has persisted despite Canada’s strong post-secondary research performance in recent years. While the business sectors in the United States and across OECD countries are increasing their relative investments in research and development in order to improve their competitive positions, Canada’s business sector has seen a declining trend over the past decade. It is important that Canadian businesses begin to address this gap in order to drive the innovation that leads to success in a competitive global marketplace.

The Government’s science and technology strategy, Mobilizing Science and Technology to Canada’s Advantage, emphasizes the importance of ensuring that federally supported research contributes to the commercialization of new products, processes and services that create high-value jobs and economic growth. Guided by this strategy, the Government provides significant resources to support research, development and technology.

Consistent with this strategy, and to fully realize the value from our investments in advanced research, Budget 2010 announced that the Government would conduct a comprehensive review of federal support for research and development. The objective was to ensure that federal support is cost-effective and makes the maximum contribution to innovation and economic opportunities for business and Canadian workers.

This extensive review was conducted by an Expert Panel, led by Mr. Thomas Jenkins, Executive Chairman and Chief Strategy Officer of OpenText Corporation of Waterloo, Ontario. The Panel’s far-reaching consultations resulted in nearly 230 written submissions, supplemented by in-person group sessions held across the country and a detailed survey of more than 1,000 innovative businesses of all sizes representing a wide array of sectors and regions. The Panel also consulted innovation leaders in other countries to learn from their experiences.

In October 2011, the Expert Panel submitted a report to the Government, Innovation Canada: A Call to Action, with findings and recommendations on how to improve support for innovative businesses and help them grow into larger, globally competitive companies.

Broadly, the Expert Panel found that:

•	Canadian businesses find the Scientific Research and Experimental Development tax incentive program to be complex, with an approval process that can be unpredictable and costly.

•

Relative to peer countries, Canada has an over-reliance on tax incentives in the mix of federal support for business research and development compared to direct expenditures that support innovative firms and public-private research collaborations.

•	The numerous federal programs that promote business innovation can be difficult for companies to navigate, and may create inefficiencies.

•	Canada lags behind peer countries in leveraging government procurement to promote private sector innovation.

•	Unlike peer countries, Canada lacks an organization with the capacity to act as a central hub for business-driven research.

•	Canada’s risk capital sector needs further development to effectively support the growth of innovative companies.

•	Canada needs a stronger “whole-of-government” approach to innovation.

Key Recommendations of Innovation Canada: A Call to Action

• Shift resources from indirect support through the Scientific Research and Experimental Development (SR&ED) tax incentive program to direct forms of support, including the Industrial Research Assistance Program.

• Streamline the Government’s support for business innovation.

• Simplify the SR&ED tax incentive program and improve cost-effectiveness, predictability and accountability.

• Make business innovation one of the core objectives of procurement.

• Refocus the institutes of the National Research Council on demand-driven applied research.

• Help high-growth innovative firms access risk capital.

• Establish a clear federal voice for innovation.

Informed by this advice, the Government is committed to a new approach to supporting innovation in Canada, by pursuing active business-led initiatives that focus resources on better meeting private sector needs. Economic Action Plan 2012 begins to deliver on this commitment, announcing $1.1 billion over five years for direct research and development support and making available $500 million for venture capital.

This new approach will promote business innovation through improved support for high-growth companies, research collaborations, procurement opportunities, applied research and risk financing. This will provide a solid foundation on which Canada’s globally competitive businesses can build by making the investments in innovation required to create high-value jobs and long-term economic growth. In particular, the Government will:

•	Double the contribution budget of the Industrial Research Assistance Program to better support research and development by small and medium-sized companies.

•	Support private and public research collaboration through internships for graduate students and funding for business-led research and development.

•	Support innovation through procurement by connecting small and medium-sized companies with federal departments and agencies to build their capacity to compete in the marketplace.

•	Refocus the National Research Council on demand-driven business-oriented research that will help Canadian businesses develop innovative products and services.

•

Help high-growth firms access risk capital by committing significant funds to lever increased private sector investments in early-stage risk capital and to support the creation of large-scale venture capital funds led by the private sector.

•

Streamline and improve the SR&ED tax incentive program by removing capital from the expenditure base, making it more cost-effective through design improvements and a measured rate reduction, and providing greater predictability through administrative improvements.

The Panel’s recommendations are wide-ranging and the Government will continue to study them carefully. In particular, the Government will explore options to consolidate the suite of programs that supports business innovation to make it easier for businesses to access government support and improve efficiency. In addition, the Government will help innovative companies have greater access to private sector risk capital. The Government will announce further actions in response to the Panel’s recommendations in the coming months and in Budget 2013.

Helping High-Growth Firms Access Risk Capital

Economic Action Plan 2012 will make available $400 million to help increase private sector investments in early-stage risk capital and to support the creation of large-scale venture capital funds led by the private sector. Also, it confirms the previous commitment to make available an additional $100 million to the Business Development Bank of Canada.

Young knowledge-based firms often have difficulty in accessing capital from traditional financial institutions because they have few tangible assets beyond their ideas. Yet some of these firms have the potential to become future global market leaders. Facebook, Google and Research In Motion were all start-up companies financed by venture capital. Angel investors and venture capital funds play an important role in supporting the growth of these high-potential firms by providing much-needed capital as well as hands-on business advice.

The Canadian venture capital market has had mixed results in the last decade. Further, the venture capital market faces a broad range of challenges including a decline in fundraising, which is partially attributable to the market’s inability to consistently attract private investors, including large, well-funded institutional investors such as pension funds.

The Government recognizes the crucial role played by private sector risk capital in driving business growth and innovation, and has taken important steps to strengthen its availability, including through the Business Development Bank of Canada and by removing impediments to foreign venture capital investments.

To help increase private sector investments in early-stage risk capital, and to support the creation of large-scale venture capital funds led by the private sector, Economic Action Plan 2012 proposes to make available $400 million for venture capital activities. This will increase the amount of funding available for growth-oriented innovative firms while focusing resources on those that are likeliest to become global leaders. In the coming months, the Government will consider how to structure its support in order to incent private sector investments and management of seed and large-scale venture capital funds.

In addition, Economic Action Plan 2012 confirms the previous commitment to make available an additional $100 million to support the venture capital activities of the Business Development Bank of Canada.

Increasing Direct Support for Business Innovation

Doubling the Industrial Research Assistance Program

Economic Action Plan 2012 proposes an additional $110 million per year starting in 2012–13 to double support for companies through the Industrial Research Assistance Program.

The National Research Council’s Industrial Research Assistance Program, which supports research and development projects by innovative small and medium-sized businesses, is a cornerstone of Canada’s innovation system and is regarded worldwide as one of the best programs of its kind. Economic Action Plan 2012 proposes an additional $110 million per year starting in 2012–13 to the National Research Council to double the Industrial Research Assistance Program. This will allow the National Research Council to support additional small and medium-sized businesses that create high-value jobs, and to expand the services provided to businesses through the program’s Industrial Technology Advisors. The National Research Council will also create a concierge service that will provide information and assistance to small and medium-sized businesses to help them make effective use of federal innovation programs.

Industrial Research Assistance Program Success Stories

The National Research Council’s Industrial Research Assistance Program (NRC-IRAP) has a strong track record of providing innovative small and medium-sized companies with financial resources, customized services and access to highly skilled people. Recent success stories include:

Wolf Steel Inc. (Barrie, Ontario)—The firm has been able to design, manufacture and market a new high-efficiency furnace—the only gas furnace manufactured in Canada—with assistance and advisory services from NRC-IRAP.

Quark Engineering and Development Inc. (Halifax, Nova Scotia)— The firm has transformed their TetherBerry networking technology into a multi-platform and Bluetooth-enabled device, leading to better market penetration, new business opportunities and increased revenues, with the assistance of NRC-IRAP.

Motion Composites Inc. (Saint-Roch-de-l’Achigan, Quebec)— The company designed and produced a wheelchair that is lighter, more durable and more affordable than a traditional wheelchair, with financial support from NRC-IRAP.

Supporting Innovative Businesses in Western Canada

Economic Action Plan 2012 announces the upcoming launch of the Western Innovation Program.

Western Economic Diversification Canada works to improve the long-term economic competitiveness of the West and the quality of life of its citizens by supporting a wide range of initiatives targeting inter-related project activities—innovations, business development and community economic development. The agency will soon be launching the Western Innovation Program. The new program will provide financial support to innovative small and medium-sized enterprises in Western Canada, and is consistent with those offered in other regions such as the Business and Regional Growth program administered by Canada Economic Development for Quebec Regions; the Business Development Program administered by the Atlantic Canada Opportunities Agency; and the Southern Ontario Development Program administered by the Federal Economic Development Agency for Southern Ontario.

New Approaches to Canadian Business Innovation

The Government’s new approach to supporting business innovation provides opportunities for businesses to commercialize breakthrough ideas and develop global markets. For example, the Government is supporting the new Canadian Technology Accelerator initiative in New York, N.Y., which will help Canadian entrepreneurs access venture capital, customers and partners in key markets in the United States to catalyze their growth. Programs like the Canadian Technology Accelerator initiative are helping innovative small and medium-sized companies to succeed in the international market and create more jobs for Canadians.

Supporting Private and Public Sector Research Collaboration

Through linkages between firms and post-secondary institutions, knowledge generated by federal support for post-secondary research is harnessed to address market needs. Collaborative research between post-secondary researchers and private sector partners promotes awareness by companies of the capabilities of post-secondary institutions and researchers, facilitates the transfer of expertise and technology, and encourages the development of long-term research capacity within the private sector. Economic Action Plan 2012 proposes several measures to enhance support for high-potential research collaborations between businesses and researchers.

Integrating High-Quality Researchers Into the Labour Market

Economic Action Plan 2012 proposes $14 million over two years to double the Industrial Research and Development Internship program.

The Industrial Research and Development Internship program currently helps 1,000 graduate students undertake hands-on research in innovative Canadian firms each year. This initiative provides host firms with access to cutting-edge research and skills, while providing students with valuable applied research experience in a private sector setting. To double the resources of the Industrial Research and Development Internship program, Economic Action Plan 2012 proposes $14 million over two years. This new funding will be administered by Mitacs, an advanced research organization with a proven track record of helping businesses solve problems through access to graduate students.

Mitacs and the Industrial Research and Development Internship Program Success Stories

Through the Industrial Research and Development Internship program, which is largely delivered by Mitacs, graduate students and postdoctoral fellows from over 50 Canadian universities apply their specialized expertise to business-related challenges. Open to all disciplines and all industry sectors, projects can span a wide range of areas, including manufacturing, technical innovation, business processes, information technology and social sciences. Research internship projects include:

•      Wastewater treatment plants in northern Saskatchewan (NexLev Solutions and the University of Saskatchewan)—NexLev Solutions, a management services and technology company, recently partnered with Dr. Mahshid Atapour, a postdoctoral fellow at the University of Saskatchewan’s computer science department, to complete a project aimed at automating the operation of wastewater treatment plants for communities in northern Saskatchewan. As part of the project, NexLev required a mathematician with expertise in several areas, including modeling, probability theory and Monte Carlo simulation. NexLev teamed up with Dr. Atapour through the Mitacs internship program to complete these objectives, resulting in considerable cost savings for the firm.

•      Development of lipid nanoparticles (AlCana and the University of British Columbia)—Through the Mitacs internship program, Alcana, a biotechnology company, partnered with Dr. Josh Zaifman, a postdoctoral fellow at the University of British Columbia’s chemistry department, to develop its lipid nanoparticles project. Alcana believes that this project exhibits the potential to become a new means for the targeted delivery of therapeutics. Alcana has indicated that through this program, it was able to significantly reduce the project’s operating costs, as Dr. Zaifman conducted a large part of his research using the university’s resources, which were not otherwise available to the firm.

•      Complex lightshows in Montréal, Quebec (Realisations.net and the École des Hautes Études Commerciales)—Realisations.net produces commercial lightshows and soundscapes for major events, such as Montreal Canadiens’ games. For the new Quartier des spectacles at the centre of Montreal, the company needed expertise to solve problems related to projecting light shows on buildings and putting on a production in a public space in a way that recognizes that people live and work in the area. Mitacs interns from the Écoles des Hautes Études Commerciales were tasked with determining how the projected contents of the show could be managed, as well as with drafting a business plan to ensure that the project, while remaining respectful of its surroundings, could be produced at a profit.

Strengthening Knowledge Transfer and Commercialization

Economic Action Plan 2012 proposes $12 million per year to make the Business-Led Networks of Centres of Excellence program permanent.

The Business-Led Networks of Centres of Excellence program supports research on business priorities by teams of private sector researchers and academics. The program has proven to be an effective way to link innovative businesses to Canada’s world-class researchers, helping to create and sustain knowledge-based jobs. To build on the success of these collaborations, Economic Action Plan 2012 proposes $24 million over two years and $12 million per year thereafter to make the Business-Led Networks of Centres of Excellence program permanent.

Business-Led Networks of Centres of Excellence Existing Networks

The inaugural Business-Led Networks of Centres of Excellence competition in 2009 selected four networks:

•     The Canadian Forest NanoProducts Network—ArboraNano (Pointe-Claire, Quebec) is helping to develop innovative, nanotechnology-based carbon-neutral products created from Canada’s vast forest resource.

•     Green Aviation Research & Development Network—GARDN (Ottawa, Ontario) is promoting aerospace technologies for the protection of the environment.

•     The Quebec Consortium for Drug Discovery—CQDM (Nuns’ Island, Quebec) is working to accelerate the drug discovery process and to develop safer and more effective drugs.

•     Sustainable Technologies for Energy Production Systems—STEPS (Regina, Saskatchewan) is addressing hydrocarbon energy production sustainability challenges, helping to ensure a secure and affordable supply of clean energy for Canadians.

Forestry Innovation and Market Development Support

Economic Action Plan 2012 proposes $105 million over two years to support the continued transformation of the forestry sector.

In 2011, the forestry sector directly supported 233,000 jobs in over 200 communities across the country and accounted for 1.9 per cent of Canadian gross domestic product. The forestry sector has faced a number of economic challenges over the past decade. In response to these challenges, the forestry industry has taken important steps to become more productive and transition to higher-value activities.

The Government has provided significant support to the forestry sector to facilitate its transformation through a suite of innovation and market development programs. To maximize the effectiveness of federal support, the Government will be refocusing its current programming from five to two initiatives:

•

The Expanding Market Opportunities Program will combine the Canada Wood Export and the North American Wood First programs and incorporate the activities previously delivered by the Leadership for Environmental Advantage in Forestry (the LEAF Program).

•

The Forest Innovation Program will combine support for the emergence of transformative technologies, including those developed by FPInnovations and the Canadian Wood Fibre Centre, through the previous Promoting Forest Innovation and Investment program, and the technology transfer activities to small and medium-sized enterprises that were previously delivered through the Value to Wood program.

To support the continued transformation of the forestry sector, Economic Action Plan 2012 proposes $105 million over two years. The Government will continue to engage with the forestry industry to identify opportunities for the private sector to increase its investment in innovation and develop new markets for Canadian forestry products.

Supporting Innovation Through Procurement

Economic Action Plan 2012 proposes an additional $95 million over three years, starting in 2013–14, and $40 million per year thereafter to make the Canadian Innovation Commercialization Program permanent and to add a military procurement component.

The Canadian Innovation Commercialization Program, which was launched in 2010 and has already shown encouraging results, connects small and medium-sized enterprises with federal departments and agencies that have a need for innovative products and services. By selling to the federal government, businesses can demonstrate the value of their products and services, increase the scale of their operations, and generate future sales to non-federal customers. To build on the early success of this program, Economic Action Plan 2012 proposes an additional $95 million over three years, starting in 2013–14, and $40 million per year thereafter to make the Canadian Innovation Commercialization Program permanent. The program will include an added military procurement component.

Accelerating Commercialization by Small Businesses

Following the evaluation of proposals submitted under the Canadian Innovation Commercialization Program’s first two Calls for Proposals, over 60 innovations have been pre-qualified. Public Works and Government Services Canada has been working with the selected companies to match their innovations with federal government departments.

Project Examples

CVT Corp (Sainte-Julie, Quebec)

CVT Corp is an internationally recognized technology company specializing in the development and manufacture of continuously variable transmissions for power generation, oil and gas, mining, farming and off-road equipment. Funding will help the company in commercializing its variable speed diesel gensets (models of 50kW and 125kW) which, when incorporated into equipment, offer significant fuel savings, lower emissions and reduced noise levels.

GestureTek Inc. (Toronto, Ontario)

GestureTek Inc. is a world leader in video gesture control technology for multi-touch surfaces, signs, displays, and devices and games for advertising, entertainment and information delivery. Funding will allow the company to commercialize its GestPoint Maestro 3D Digital Whiteboard Display Application—a 3D-camera system for point-control-from-a-distance, integrated with networked whiteboard systems for collaborative dual-location user experiences.

Virtual Marine Technology (St. John’s, Newfoundland and Labrador)

Virtual Marine Technology is a global provider of small craft training simulators. Funding will allow the company to commercialize its MissionQuest multi-task simulators, which help crews to train and prepare for situations such as search and rescue exercises that are often too expensive, rare and dangerous to replicate in the context of on-water training.

Accelerating Commercialization by Small Businesses (cont’d)

Synodon Inc. (Edmonton, Alberta)

Synodon has developed and demonstrated an advanced airborne remote gas sensing system, enabling the monitoring and measurement of natural releases of methane gas in the Arctic. Funding will enable the deployment of this technology to allow Natural Resources Canada to survey the vast Canadian Arctic.

Refocusing the National Research Council

Economic Action Plan 2012 proposes $67 million in 2012–13 to support the National Research Council in refocusing on business-led, industry-relevant research.

The National Research Council was created in 1916 to support basic research and the development of commercial innovations. The organization has made an important contribution to the Canadian economy, supporting the development of innovations, such as the pacemaker and computer animation technology, that have created high-value jobs. To continue to play this important role in Canada’s innovation system, the National Research Council must adapt to business research needs, and concentrate on active business-driven, industry-relevant applied research. To support this new direction, Economic Action Plan 2012 proposes $67 million to the National Research Council in 2012–13.

In consultation with businesses and university and college stakeholders, the Government will consider ways to better focus the National Research Council on demand-driven research, consistent with the recommendations of the Expert Panel.

Scientific Research and Experimental Development Tax Incentive Program

The Scientific Research and Experimental Development (SR&ED) tax incentive program is one of the most generous systems in the industrialized world for research and development (R&D). It is the single largest federal program supporting business R&D in Canada, providing more than $3.6 billion in tax assistance in 2011.

Consistent with the recommendations of the Expert Panel, Economic Action Plan 2012 is proposing a number of measures to streamline and improve the SR&ED tax incentive program. The savings generated by these actions will be invested in direct support programs that will reinforce business innovation in Canada.

How Does the Scientific Research and Experimental Development (SR&ED) Tax Incentive Program Work?

Currently, eligible expenditures include most of the costs that are directly related to SR&ED, including salary and wages, materials, overhead, contracts and capital expenditures (other than most buildings).

The SR&ED tax incentive program has two components:

• An income tax deduction, which allows immediate expensing of all eligible expenditures.

• An investment tax credit:

–    The general rate is 20 per cent.

–    An enhanced rate of 35 per cent is provided to small and medium-sized Canadian-controlled private corporations (CCPCs) on their first $3 million of eligible expenditures.

–    Unused credits earned in a year are generally fully refundable for small and medium-sized CCPCs on their first $3 million of current expenditures.

Simplifying the Tax Credit Base

Economic Action Plan 2012 proposes to simplify the SR&ED program by removing capital from the expenditure base.

The rules regarding the eligibility of capital expenditures are the most complex for businesses to comply with. In order to simplify the program, Economic Action Plan 2012 proposes to narrow the base of eligible expenditures by removing capital. The other expenditure elements will remain eligible, including salary and wages, materials, overhead expenses and contract payments. This proposed change will affect capital expenditures incurred in 2014 and subsequent years.

Increasing Cost-Effectiveness

Economic Action Plan 2012 proposes to increase the cost-effectiveness of the SR&ED program through two design improvements and a measured reduction in the general tax credit rate.

In order to increase cost-effectiveness, Economic Action Plan 2012 proposes two design improvements that will better align the tax credits received with actual business expenditures on SR&ED projects, as well as a measured reduction in the general tax credit rate.

The two design improvements will affect the calculation of overhead expenditures and of arm’s length contract payments:

•

To limit instances where the rules result in tax credits being provided for overhead costs that exceed the actual costs incurred, Economic Action Plan 2012 proposes to gradually reduce the “prescribed proxy amount” that is used to compute overhead expenditures under the so-called “proxy method,” from 65 per cent to 55 per cent of direct labour costs. The 55-per-cent rate will be fully phased in as of January 1, 2014.

•

To remove the profit element from arm’s length contract payments, Economic Action Plan 2012 proposes to allow only 80 per cent of these contract payments to be used for the purposes of calculating the SR&ED tax credits. This change is consistent with the current tax treatment of non-arm’s length contracts, and will target the tax credits to SR&ED expenditures incurred, and not on profit margins. It will be effective as of January 1, 2013.

Economic Action Plan 2012 also proposes a reduction in the general SR&ED investment tax credit rate. The recent corporate income tax rate reductions (from 22.12 per cent in 2007 to 15 per cent in 2012) have effectively increased the relative generosity of the SR&ED tax incentive program and resulted in growing pools of unused investment tax credits. Effective January 1, 2014, the general SR&ED investment tax credit rate will be reduced from 20 per cent to 15 per cent.

Enhancing Predictability

Economic Action Plan 2012 announces actions by the Canada Revenue Agency to improve the predictability of the SR&ED tax incentive program. The Government will invest $4 million in 2012–13 and $2 million in 2013–14 to implement changes to the administration of the program.

Economic Action Plan 2012 announces that the Canada Revenue Agency (CRA) will conduct a pilot project to determine the feasibility of a formal pre-approval process. The CRA will also:

•	Enhance the existing online self-assessment eligibility tool.

•	Work collaboratively with industry representatives to address emerging issues.

•	Make more frequent and effective use of “tax alerts.”

•	Improve the Notice of Objection process to allow for a second review of scientific eligibility determinations.

Administrative Improvements to the Scientific Research and Experimental Development (SR&ED) Tax Incentive Program

The Canada Revenue Agency (CRA) has recently implemented a number of administrative improvements to address challenges that have been identified by stakeholders in the areas of accessibility, predictability and consistency. These improvements include:

•   Increasing the number of technical reviewers.

•   Providing additional training and establishing coordinated technical support for the technical reviewers.

•   Devoting more time to program services.

•   Enhancing the quality assurance methodology.

•   Reviewing dispute resolution procedures to ensure their effectiveness.

In addition, the CRA is in the process of consolidating and clarifying the administrative policies that are currently contained in about 70 documents pertaining to the SR&ED tax incentive program. The revised information will ultimately be presented in a user-friendly format on the CRA website in December 2012, with the objective of reducing complexity and improving accessibility.

Contingency Fees

The Government announces a study of contingency fees charged by tax preparers.

Small and medium-sized businesses sometimes rely on tax preparers charging on a contingency-fee basis to prepare their SR&ED claims. These fees may be as high as 30 per cent of SR&ED benefits, or even more. The Government is concerned that high contingency fees charged by tax preparers are diminishing the benefits of the SR&ED tax incentive program to Canadian businesses and the economy. In the coming year, the Government will conduct a study, including consultations with taxpayers, to better understand why firms choose to hire consultants on a contingency-fee basis and determine whether action is required.

SUPPORT FOR RESEARCH, EDUCATION AND TRAINING

Supporting Advanced Research

Since 2006, the Government has provided nearly $8 billion in new funding for initiatives to support science, technology and the growth of innovative firms. This includes $5 billion in support for science and technology activities performed by non-business enterprises. This funding has helped to make Canada a world leader in post-secondary education research and to create the knowledge and highly skilled workforce that is required for a more prosperous economy. This support has contributed to a strong foundation for Canada’s innovation system, ensuring that Canadian researchers can continue to generate groundbreaking ideas and businesses have access to the knowledge, ideas, people and resources needed to bring this knowledge to market and create high-quality jobs.

Economic Action Plan 2012 proposes additional resources to support advanced research at universities and other leading research institutions.

Canada Invests in Science, Technology and Innovation Leadership

Since 2006, the Government has provided nearly $8 billion in new funding for initiatives to support science, technology and the growth of innovative firms in Canada, including $5 billion for advanced research, education and training, $2 billion for post-secondary infrastructure, and $1 billion for applied research and financing. Key examples include:

Education and Training

•   $45 million over five years to establish the Banting Postdoctoral Fellowships to attract top-level research talent to Canada.

•   $100 million over five years to create the Vanier Canada Graduate Scholarships to draw top doctoral students to Canada.

•   $71 million over four years to establish the Canada Excellence Research Chairs to attract the world’s best researchers to Canada.

Basic Research

•   Nearly $1.5 billion in new resources since 2006 to support advanced research through the federal granting councils.

•   Over $600 million to support cutting-edge research infrastructure through the Canada Foundation for Innovation.

•   $2 billion for university and college infrastructure projects, including repair, maintenance and construction, through the Knowledge Infrastructure Program.

Canada Invests in Science, Technology and Innovation Leadership (cont’d)

Knowledge Translation

•   $440 million over six years to establish the Centres of Excellence for Commercialization and Research, to help translate knowledge into significant commercial advantage for Canadian businesses.

•   $78 million over four years to support linkages between businesses and colleges through the College and Community Innovation Program.

Applied Research

•   $200 million over two years under Canada’s Economic Action Plan to temporarily expand contributions to small and medium-sized enterprises through the Industrial Research Assistance Program.

•   More than $470 million over four years to support strategic innovation projects in key sectors of the Canadian economy, including the automotive, aerospace, forestry and clean technology sectors.

Financing for Commercialization

•   $40 million over two years to launch the Canadian Innovation Commercialization pilot program to help small and medium-sized enterprises market innovative products and services to federal departments.

•   $475 million to finance high-potential, innovative firms through the Business Development Bank of Canada, of which $75 million was provided through Budget 2008 and $400 million was committed in June 2009.

Promoting Post-Secondary and Private Sector Research Collaborations

Economic Action Plan 2012 proposes $37 million annually to enhance the granting councils’ support for industry-academic research partnership initiatives.

The federal granting councils support outstanding research and advanced training at post-secondary institutes and research hospitals. The granting councils have been increasing their focus on partnerships between post-secondary researchers and companies to target research to business needs and transfer knowledge into economic advantage.

The granting councils will be pursuing operational efficiencies and reallocation of funding from lower-priority programs to generate savings. The Government will fully reinvest 2012–13 savings in priority areas of the granting councils, particularly in industry-academic partnerships.

Specifically, Economic Action Plan 2012 proposes $37 million annually starting in 2012–13 to the granting councils to enhance their support for industry-academic research partnership initiatives. The new resources for the councils will be allocated as follows:

•	$15 million per year to the Canadian Institutes of Health Research for its Strategy for Patient-Oriented Research.

•	$15 million per year to the Natural Sciences and Engineering Research Council for its Strategy for Partnerships and Innovation.

•	$7 million per year to the Social Sciences and Humanities Research Council for its industry-academic partnership initiatives.

Investing in Genomics Research

Economic Action Plan 2012 proposes an additional $60 million for genomics research.

Genome Canada is a not-for-profit corporation dedicated to supporting Canada’s research leadership in genomics, a fast-growing field that has significant potential social and economic benefits. Genomics research helps unlock new possibilities in important areas such as health, fisheries, forestry, agriculture and the environment.

To date, the Government has provided $980 million to Genome Canada, which along with funding from other partners will result in close to $2 billion in genomics research in Canada. To help achieve important future genomics research breakthroughs, Economic Action Plan 2012 proposes an additional $60 million for Genome Canada to launch a new applied research competition in the area of human health, and to sustain the Science and Technology Centres until 2014–15.

Genome Canada Success Stories

•   Facilitating early screening and diagnosis to improve outcomes for colon cancer. Researchers from Ontario and Quebec have discovered markers that identify individuals who are at greater risk of developing colon cancer. This knowledge led to the development of a genetic risk assessment test for the disease. Early diagnosis reduces the cost of treatment and improves the likelihood that treatment will be successful.

•   Increasing the competitiveness of the forest industry. Spruce trees are the most widely used species in Canada’s forest plantations. Researchers at Université Laval are working to develop tools and protocols that make it possible to select high-performance spruce trees with better quality wood and high potential to adapt to climate change. Government and industry have partnered to transfer molecular breeding technology to commercial application across a broader range of tree species, to increase the competitiveness of the Canadian forest industry.

•   Maximizing the value of canola. Researchers in Western Canada have identified several important genes that have potential for enhancing the crop performance of canola. These genes have now been employed to produce canola plants exhibiting larger seeds, increased seed yield and increased efficiency in nutrient use.

Investing in Mental Health Research

Economic Action Plan 2012 proposes $5.2 million in 2012–13 to establish and integrate a network of mental health-related professionals. Research will be centered on treating depression, with a focus on suicide prevention and post-traumatic stress disorder.

Mental health-related illnesses impact the lives of many Canadians, at a great social and economic cost. The advancement of research in this area, particularly research aimed at developing more effective diagnostic and treatment tools, is critical to improving the lives of these individuals. Economic Action Plan 2012 proposes $5.2 million in 2012–13 to support the Canadian Depression Research and Intervention Network. The Mood Disorders Society of Canada, in conjunction with the Mental Health Commission of Canada, will lead the development of the Network, connecting over 80 of Canada’s brightest depression researchers from across the country. Particular focus will be on suicide prevention and identifying and treating post-traumatic stress disorder. Funding provided in the budget will serve as a catalyst for private and public sector investment.

Promoting Cost-Effective Health Care

Economic Action Plan 2012 proposes $6.5 million over three years for a health research project at McMaster University.

Canadians rely on an effective, efficient and accessible public health care system. The Government is working with partners to further improve the delivery of health care services. Economic Action Plan 2012 proposes $6.5 million over three years for a research project at McMaster University. The project will evaluate ways to achieve better health outcomes for patients while also making the health care system more cost-effective, through greater implementation of medical teams. Federal support will be augmented by contributions from other partners.

Advancing Knowledge and Treatment of Spinal Cord Injury

Economic Action Plan 2012 announces the Government’s commitment to support spinal cord injury research at the Rick Hansen Institute.

May 2012 marks the 25th anniversary of the conclusion of the Rick Hansen Man in Motion World Tour, which saw him visit more than 30 countries and raise over $26 million for spinal cord research. To help improve the lives of people living with spinal cord injuries, the Government will continue to partner with the Rick Hansen Institute to support its work to achieve breakthroughs in spinal cord injury research and care.

Diversifying Canada’s Medical Isotope Supply

Economic Action Plan 2012 proposes $17 million over two years to further develop alternatives to existing isotope production technologies.

Medical isotopes are used in a variety of treatments and diagnostic procedures that help save lives. In Budget 2010, the Government provided $35 million over two years to Natural Resources Canada to support research and development towards new technologies for the production of medical isotopes to help replace reactor-based isotope supplies. Very promising results have been demonstrated to date, but more work is required to bring these new technologies to commercial scale. To further advance the development of alternatives to existing isotope production technologies and help secure the supply of medical isotopes for Canadians, Economic Action Plan 2012 proposes an additional $17 million over two years to Natural Resources Canada.

Supporting Leading-Edge Researchers

Economic Action Plan 2012 proposes $10 million over two years to support linkages between Canadian researchers and leading international minds.

The Canadian Institute for Advanced Research (CIFAR) is a private, non-profit organization linking Canadian researchers with the top minds from around the world. Its main priority is to establish and maintain global networks of top researchers and students, enabling Canadians to participate in and lead groundbreaking work on the international stage. To enhance the organization’s activities and allow it to continue to link Canadian researchers to the world, Economic Action Plan 2012 proposes $10 million over two years to CIFAR.

CIFAR Programs

Through its research programs, CIFAR identifies areas where significant new knowledge can be created by bringing together leading Canadian and international researchers to focus on “big questions.” For example:

Nanoelectronics aims to understand the power of materials at the nanometre (one billionth of a metre) scale, which holds the potential to create computer circuits orders of magnitude smaller than those found on today’s microchips.

Quantum information processing unites computer scientists and physicists in an effort to harness the unique properties of the quantum world, with the aim of building quantum computers.

Investing in Leading-Edge Research Infrastructure

Canada Foundation for Innovation

Economic Action Plan 2012 proposes $500 million over five years to support advanced research infrastructure.

The Canada Foundation for Innovation is a not-for-profit corporation that supports the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other not-for-profit research institutions across Canada. Through the Foundation, the federal government invests with other partners in state-of-the-art facilities and equipment that play a crucial role in attracting and retaining the world’s top minds, training the next generation of researchers and driving cutting-edge discoveries.

The federal government has allocated $5 billion to the Canada Foundation for Innovation to date, most recently providing $750 million through Budget 2009. The Government will sustain its investments in advanced research infrastructure. To support the Foundation’s core activities, Economic Action Plan 2012 proposes $500 million over five years, starting in 2014–15, to the Canada Foundation for Innovation. The funding will support new competitions, including for the College-Industry Innovation Fund, with funding awarded in 2014–15.

Canada Foundation for Innovation Success Stories

Since its creation, the Canada Foundation for Innovation has supported over 7,300 leading-edge research infrastructure projects at 130 research institutions in 65 municipalities across Canada. Examples include:

•   In Montréal, Quebec, the Canada Foundation for Innovation contributed $8.4 million to the Université de Montréal for communications and medical imaging equipment to conduct research on how to better treat patients with heart and vascular diseases.

•   In Oshawa, Ontario, the Canada Foundation for Innovation contributed over $98,000 to the University of Ontario Institute of Technology to support a cutting-edge research laboratory for integrated high-speed broadband wireless communication systems.

•   In Waterloo, Ontario, the Canada Foundation for Innovation has contributed over $3.7 million to the University of Waterloo for infrastructure to perform advanced research on materials and manufacturing for lightweight automotive structures and advanced occupant protection.

•   In Halifax, Nova Scotia, the Canada Foundation for Innovation has provided over $720,000 to Dalhousie University for equipment to advance groundbreaking research that will enable new materials for energy production, energy storage and sustainability.

•   In Vancouver, British Columbia, the Canada Foundation for Innovation has contributed $139,000 to the British Columbia Institute of Technology for infrastructure at the Centre for Rehabilitation Engineering and Technology that Enables (CREATE), which promotes research and development in rehabilitation technologies.

Supporting Canada’s Ultra-High Speed Research Network

Economic Action Plan 2012 proposes $40 million over two years to support the operations of Canada’s ultra-high speed research network.

CANARIE is a not-for-profit organization that operates Canada’s only ultra-high speed national research and education network, providing vital infrastructure for world-leading research and innovation in Canada. To sustain the evolution of the network and ensure that it continues to encourage world-class research collaborations across the country, Economic Action Plan 2012 proposes $40 million over two years to CANARIE to support the operations of Canada’s ultra-high speed research network.

The Canadian High Arctic Research Station

Economic Action Plan 2012 announces the Government’s ongoing commitment to establishing the Canadian High Arctic Research Station.

Canada’s Economic Action Plan laid the groundwork to establish a world-class research station in the North. As announced by the Prime Minister in August 2010, the station will be located in Cambridge Bay. Once established, the station will provide a year-round presence in the region and anchor the network of research infrastructure across Canada’s North, making a significant contribution towards the Government’s Northern Strategy. The Government will be announcing next steps in the establishment of the Canadian High Arctic Research Station in the coming months.

Extending Canada’s Participation in the International Space Station Mission

Economic Action Plan 2012 confirms that Canada will continue its participation in the International Space Station mission to 2020.

Canada’s participation in international space projects demonstrates its position as a sophisticated research and innovation leader, with a global advantage in several niche technology areas, including robotics. Beginning with the first Canadarm, Canada has played a unique and privileged role with respect to the operation of the International Space Station, alongside the United States, the European Union, Russia and Japan. Using advanced technology, Canadian astronauts such as Julie Payette and Chris Hadfield have helped conduct world-class research on the International Space Station in fields such as human space flight, physiology, physical science and technology development. To sustain Canada’s leadership in space research, the Government confirms that Canada will continue its participation in the International Space Station mission to 2020. The Canadian Space Agency will engage with NASA to define the terms of this continued participation.

To explore how best to address key issues facing the aerospace and space sectors, such as innovation, market access and development, skills development, procurement, and supplier development, the Government is proceeding with a review of federal aerospace and space programs and policies. The Honourable David L. Emerson will head the review and will report his findings to the Minister of Industry in late 2012.

Revitalizing Natural Resources Canada’s Satellite Station Facilities

Economic Action Plan 2012 proposes $23 million over two years for new satellite data reception facilities and the development of a data management system.

With the second largest landmass on earth and the longest coastline in the world, Canada relies on satellite technology to monitor its land and borders and deliver critical activities, including emergency services (e.g. flood mapping) and active monitoring of Canadian waters for the detection of oil spills. Canada requires up-to-date reception capacity to reap the full benefits from its observation satellites, including RADARSAT, in support of sovereignty, public safety and economic competitiveness objectives. To support the observation of Canada’s vast geography, Economic Action Plan 2012 proposes $23 million over two years to Natural Resources Canada for new satellite data reception facilities and the development of a data management system.

Supporting Atomic Energy of Canada Limited

Economic Action Plan 2012 proposes $107 million over two years to ensure a secure supply of medical isotopes and maintain safe and reliable operations at Atomic Energy of Canada Limited’s Chalk River Laboratories.

Atomic Energy of Canada Limited (AECL) is a federal Crown corporation that specializes in a range of nuclear products and services. The Government has taken an important step in positioning Canada’s nuclear industry for future success with the sale of AECL’s CANDU Reactor Division last October. The second phase of the restructuring of AECL—the restructuring of its nuclear laboratories—is now underway. To ensure a secure supply of medical isotopes and maintain safe and reliable operations at the Chalk River Laboratories, Economic Action Plan 2012 proposes $107 million over two years for AECL’s laboratory operations.

International Education Strategy

Education, innovation and knowledge are key drivers in a world economy. Attracting more international students and researchers to Canada will create jobs and economic growth, expand our people-to-people ties in priority markets, showcase Canadian research excellence abroad, help produce a more skilled workforce and foster closer ties between Canadian and international educational institutions.

Recognizing the need for a comprehensive plan, Budget 2011 announced Canada’s International Education Strategy. An expert Advisory Panel was named in October 2011 and is chaired by Dr. Amit Chakma, President and Vice-Chancellor, University of Western Ontario. The Panel has completed its engagement with Canadian stakeholders and partners and will soon submit a report with recommendations that will aim to deepen educational links between Canada and international institutions and contribute to Canada’s long-term prosperity.

Table 3.1

Supporting Entrepreneurs, Innovators and World-Class Research

millions of dollars

	2012–13	2013–14	Total

Creating Value-Added Jobs Through Innovation
Increasing Direct Support for Business Innovation
Doubling the Industrial Research Assistance Program	110	110	220
Supporting Private and Public Sector Research Collaboration
Integrating High-Quality Researchers Into the Labour Market	7	7	14
Strengthening Knowledge Transfer and Commercialization	12	12	24
Forestry Innovation and Market Development Support	55	50	105
Supporting Innovation Through Procurement		25	25
Refocusing the National Research Council	67		67
Scientific Research and Experimental Development Tax Incentive Program
Increasing Cost-Effectiveness
Reduce Overhead Proxy Rate From 65 per cent to 55 per cent		-10	-10
Remove the Profit Element From Arm’s Length Contract Payments		-25	-25
Enhancing Predictability	4	2	7
Subtotal—Creating Value- Added Jobs Through Innovation	255	171	426

Support for Research, Education and Training
Supporting Advanced Research
Promoting Post-Secondary and Private Sector Research Collaborations	37	37	74
Investing in Genomics Research	10	50	60
Investing in Mental Health Research	5		5
Promoting Cost-Effective Health Care	3	2	5
Diversifying Canada’s Medical Isotope Supply	7	10	17
Supporting Leading-Edge Researchers	5	5	10
Investing in Leading- Edge Research Infrastructure
Supporting Canada’s Ultra- High Speed Research Network	20	20	40
Revitalizing Natural Resources Canada’s Satellite Station Facilities	8	16	23
Supporting Atomic Energy of Canada Limited	105	1	107
Subtotal—Support for Research, Education and Training	200	141	341

Total—Supporting Entrepreneurs, Innovators and World-Class Research	454	312	767
Less funds existing in the fiscal framework	149	97	246

Net fiscal cost	306	215	521

Note: Totals may not add due to rounding.

Chapter 3.2

Improving Conditions

for Business Investment

HIGHLIGHTS

Responsible Resource Development

The Government is committed to improving the review process for major economic projects to accelerate investment and job creation. Economic Action Plan 2012 proposes:

✓	System-wide legislative improvements to the review process for major economic projects to achieve the goal of “one project, one review” in a clearly defined time period for major economic projects.

✓	$165 million over two years for responsible resource development that creates jobs while protecting the environment.

Investing in Our Natural Resources

The Government is supporting the development of Canada’s natural resource industries. Economic Action Plan 2012 proposes:

✓	Support for junior mineral exploration by extending the temporary 15-per-cent Mineral Exploration Tax Credit for flow-through share investors for an additional year.

✓	Actions to improve access to modern, reliable seismic data for offshore resource development.

✓	$12.3 million over two years to continue to assess diamonds in the North.

Expanding Trade and Opening New Markets for Canadian Businesses

The Government is taking action to improve Canadians’ standard of living by growing international trade and creating export opportunities for Canadian businesses. Economic Action Plan 2012 proposes:

✓	Intensifying Canada’s pursuit of new and deeper international trade and investment relationships, including updating the Government’s Global Commerce Strategy.

✓	Implementing the Action Plan on Perimeter Security and Economic Competitiveness and the Action Plan on Regulatory Cooperation, which will facilitate trade and investment flows with the United States.

✓	Providing support to Canadian businesses through tariff and tax measures, along with the extended provision of domestic financing by Export Development Canada.

✓	Increasing travellers’ exemptions to modernize existing rules and facilitate border processes for Canadians bringing goods home from abroad.

Keeping Taxes Low for Job-Creating Businesses

The Government has reduced business taxes and is committed to keeping taxes low. The Government has also taken action to enhance the neutrality of the tax system to support growth and encourage investment to flow to its most productive uses. Economic Action Plan 2012 proposes:

✓	Enhancing the neutrality of the tax system and further rationalizing inefficient fossil fuel subsidies by phasing out tax preferences for resource industries.

Improving Economic Conditions for Farmers and Fishermen

The Government is improving economic conditions for farmers and fishermen. Economic Action Plan 2012 proposes:

✓	$44 million over two years to transition the Canadian Grain Commission to a sustainable funding model.

✓	$10.5 million in 2012–13 to support key fisheries science activities.

Strengthening Business Competitiveness

The Government is taking action to improve the competitive position of job-creating Canadian businesses. Economic Action Plan 2012 proposes:

✓	Reducing red tape through the “One-for-One” Rule and implementing the Canada-United States Action Plan on Regulatory Cooperation.

✓	Reducing the tax compliance burden for businesses.

✓	Eliminating foreign investment restrictions for certain telecommunications companies.

Further Developing Canada’s Financial Sector Advantage

The Government is proposing new initiatives that will further ensure that our financial system remains strong and that it benefits all Canadians. Economic Action Plan 2012 proposes:

✓	Introducing legislative amendments to support central clearing of standardized over-the-counter derivative transactions, and to reinforce Canada’s financial stability framework.

✓	The Government will introduce enhancements to the governance and oversight framework for Canada Mortgage and Housing Corporation, and is moving forward with a legislative framework for covered bonds.

IMPROVING CONDITIONS FOR BUSINESS INVESTMENT

In a competitive global economy, Canadian entrepreneurs and businesses need a competitive and efficient tax system, a modern regulatory system, a well-functioning financial system and access to international markets. This solid foundation allows Canadian firms to create jobs and growth by exploiting opportunities at home and abroad.

The Government has a proven record of support for entrepreneurship, investment and growth. Since 2006, the Government has worked to promote investment and reduce regulatory impediments to business growth. As well, the stimulus phase of Canada’s Economic Action Plan provided unprecedented levels of funding to support the renewal of economically vital public infrastructure across the country. It is no surprise that Forbes magazine ranked Canada as the number one country in the world for doing business in 2011, citing our strong economic recovery and competitive tax system, among other factors.

Economic Action Plan 2012 will continue the Government’s work to improve business conditions in Canada. To this end, the Government will:

•	Support responsible resource development.

•	Invest in our natural resources.

•	Expand trade and open new markets for Canadian businesses.

•	Keep taxes low for job-creating businesses.

•	Improve economic conditions for farmers and fishermen.

•	Strengthen business competitiveness.

•	Further develop Canada’s financial sector advantage.

RESPONSIBLE RESOURCE DEVELOPMENT

Major economic projects create jobs and spur development across Canada. In 2010, natural resource sectors employed over 760,000 workers in communities throughout the country. In the next 10 years, more than 500 major economic projects representing $500 billion in new investments are planned across Canada. A significant element of this economic boost is represented by Canada’s unique oil sands industry, which employs over 130,000 people while generating wealth that benefits all Canadians. This contribution is increasing: a recent study by the Canadian Energy Research Institute estimates that in the next 25 years, oil sands growth will support, on average, 480,000 jobs per year in Canada and will add $2.3 trillion to our gross domestic product. Increasing global demand for resources, particularly from emerging economies, will create new economic and job opportunities from which all Canadians will benefit.

Canadians will only reap the benefits that come from our natural resources if investments are made by the private sector to bring the resources to market. Yet those who wish to invest in our resources have been facing an increasingly complicated web of rules and bureaucratic reviews that have grown over time, adding costs and delays that can deter investors and undermine the economic viability of major projects.

To maximize the value that Canada draws from our natural resources, we need a regulatory system that reviews projects in a timely and transparent manner, while effectively protecting the environment. The Government recognizes that the existing system needs comprehensive reform. The Government will bring forward legislation to implement system-wide improvements to achieve the goal of “one project, one review” in a clearly defined time period. Economic Action Plan 2012 proposes to streamline the review process for major economic projects, support consultation with Aboriginal peoples, and strengthen pipeline and marine safety.

Modernizing the Regulatory System for Project Reviews

The Government will propose legislation to streamline the review process for major economic projects.

Since 2006, the Government has been working to streamline the review process for major economic projects so that projects proceed in a timely fashion while protecting the environment. For example, in 2010 the Government amended the Canadian Environmental Assessment Act to allow assessments to start sooner and reduce duplication, and created participant funding programs to ensure meaningful public engagement in the review process.

These steps have made a difference, but more needs to be done. Currently, companies undertaking major economic projects must navigate a complex maze of regulatory requirements and processes. Approval processes can be long and unpredictable. Delays and red tape often plague projects with few environmental risks. Under the current system, thousands of smaller projects with little or no risk to the environment are caught up in the federal environmental review process. The types of small projects that can be needlessly subjected to lengthy reviews include construction of a new pumping house for the expansion of a maple syrup plant, and the replacement of an existing culvert under a causeway. By forcing these thousands of low-risk projects to go through the review process, the current system draws resources away from projects that have the greatest impact on the environment. This approach is not economically sound or environmentally beneficial.

In the federal government alone, accountability for assessments rests with dozens of departments and agencies, each with its own mandate, processes, information needs and timelines. This leads to duplication and a needless waste of time and resources. For example:

•

Enbridge proposed a new $2-billion pipeline connecting Hardisty, Alberta to Gretna, Manitoba. Due to multiple approval processes, federal departments made their decisions on the project two years after the National Energy Board’s approval of the project.

•

Areva Resources Canada has proposed the construction and operation of a uranium mine and mining facilities in northern Saskatchewan, with capital investment of up to $400 million and up to 200 construction jobs. There was a 19-month delay in starting the environmental assessment. The federal lead department changed midway through the environmental review, which added unnecessary complexity.

•

The NaiKun Wind Energy Group is proposing to develop a 396-megawatt offshore wind energy project in Hecate Strait off the northeast shores of Haida Gwaii in British Columbia. The company estimates that the project would have a capital investment of $1.6 billion and would create up to 200 construction jobs. The federal decision to approve the process came 16 months after the provincial decision.

The starting point of federal environmental assessments can also be unpredictable, which can cause lengthy delays. The Rabaska Partnership, for instance, is proposing to construct and operate a liquefied natural gas terminal near Beaumont and Lévis, Quebec, including a marine jetty to receive tankers, on-shore facilities, and a new 50-kilometre pipeline to connect to existing natural gas transmission networks. It took almost two years before the federal panel began its review. Similarly, the federal environmental assessment for the project began 10 months after Canpotex Terminals Limited and Prince Rupert Port Authority submitted a project description proposing to construct a 13-million-tonnes-per-year potash export terminal with a deepwater marine wharf in Prince Rupert, British Columbia. The proponents estimate that the project would have a capital investment of $750 million and would create up to 800 jobs during construction.

A further complication is overlapping federal and provincial regulatory requirements and processes that require a high degree of coordination. For example, an application for the Joslyn North Mine Project, an oil sands mine located in northern Alberta, was submitted to the Province of Alberta in 2006. A federal environmental assessment did not begin until 2008 and a decision to approve the project was issued by the responsible federal department in December 2011. The Lower Churchill Generation Project includes two hydroelectric power generating facilities on the lower section of the Churchill River in Labrador. A description of the project was submitted to the federal and provincial governments in 2006, an environmental assessment began in 2007 and the responsible federal departments approved the project in March 2012. Under a modernized regulatory review system, defined timelines will apply to environmental assessments, including for panel reviews of projects such as the Lower Churchill Generation Project.

Both levels of government have recognized an urgent need to reduce duplication.

[Federal, provincial and territorial ministers] reaffirmed their commitment to working toward the shared objective of one-project/one-review for our environmental assessments and associated regulatory processes to position Canada for long-term growth and job creation while maintaining the highest standard of environmental protection.

— Annual Energy and Mines Conference Communiqué, July 2011

Currently, over $3 billion in provincially approved projects are stranded in the mire of federal process and delay. This is unacceptable. Time is money. Duplication is waste. Tax dollars are limited. We cannot afford to hold investment and jobs hostage. Byzantine bureaucratic practices have no place in the 21st Century.

— British Columbia Speech from the Throne, February 2010

A positive area of cooperation between the federal government and provinces was the conclusion in 2011 of the Canada-Quebec Accord for the shared management of offshore petroleum resources. By clarifying the roles and responsibilities of each level of government, this Accord will allow for the development of oil and gas resources in the Gulf of St. Lawrence, creating jobs and economic development while protecting fisheries and the environment.

A modern regulatory system should support progress on economically viable major economic projects and sustain Canada’s reputation as an attractive place to invest, while contributing to better environmental outcomes.

Increased resource development activities can also offer new opportunities for Aboriginal businesses and can generate well-paying jobs for Aboriginal peoples near their communities. There are steps the Government can take to improve consultations with Aboriginal peoples when it contemplates conduct that might affect potential or established Aboriginal or Treaty rights.

The Government will focus on four major areas to streamline the review process for major economic projects:

•	Making the review process for major projects more predictable and timely.

•	Reducing duplication and regulatory burden.

•	Strengthening environmental protection.

•	Enhancing consultations with Aboriginal peoples.

The Government will propose legislation to modernize the federal regulatory system that will establish clear timelines, reduce duplication and regulatory burdens, and focus resources on large projects where the potential environmental impacts are the greatest.

Summary of Key Improvements

FROM	TO

Diffuse accountability across more than 40 departments/agencies, time lines not fixed for all projects	✓ Consolidate responsibility for reviews
	✓ Fixed beginning-to-end timelines:
	  ✓ Panel Reviews: 24 months
	  ✓ NEB Hearings: 18 months
	  ✓ Standard EAs: 12 months

Overlap and duplication across federal and provincial governments	✓ Authority to recognize provincial EAs as substitute for or equivalent to federal EAs ✓ Transfer decision-making for some permits between federal departments and to other jurisdictions
Inconsistent approaches to Aboriginal consultation	✓ Aboriginal consultation integrated into project reviews ✓ Designated lead federal coordinator for reviews ✓ Coordinated federal-provincial consultation

These measures will accelerate project development and directly lead to the creation of high-paying, high-quality jobs including for engineers, tradespeople and other skilled workers. The resulting economic activity will stimulate additional job creation across the country.

Major Projects Management Office Initiative

Economic Action Plan 2012 proposes $54 million over two years to renew the Major Projects Management Office initiative.

The Major Projects Management Office initiative has helped to transform the approvals process for major natural resource projects by shortening the average review times from 4 years to just 22 months, and improving accountability by monitoring the performance of federal regulatory departments. More than 70 major projects are currently benefitting from the system-wide improvements made possible by the initiative (see map). To continue to support effective project approvals through the Major Projects Management Office initiative, Economic Action Plan 2012 proposes $54 million over two years.

Major Projects Management Office Initiative: Current Projects

Projects
Transmission and pipeline routes
Yukon
Northwest Territories
Nunavut
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario
Québec
Labrador

Major Economic Projects Benefitting From the Major Projects Management Office Initiative

Horn River Natural Gas Pipeline (British Columbia)

The Horn River Natural Gas Pipeline project connects natural gas supply from northeastern British Columbia to an existing pipeline infrastructure. The Major Projects Management Office initiative coordinated the federal review of the project and approval was granted in February 2011, 17 months after receiving the description of the project.

Groundbirch Natural Gas Pipeline (Alberta and British Columbia)

The federal review of the Groundbirch Natural Gas Pipeline project was coordinated by the Major Projects Management Office initiative. A description of the pipeline, which would cross from Alberta into British Columbia, was submitted to the Office in November 2008 and the project was approved within 17 months in April 2010.

Bakken Oil Pipeline (Manitoba and Saskatchewan)

The Bakken Oil Pipeline, which will transport oil from Saskatchewan to Manitoba, was approved by the federal government within 17 months in March 2012. The review of the project, which was expected to trigger statutory and regulatory obligations for several departments, was coordinated by the Major Projects Management Office after receiving a project description in October 2010.

Detour Lake Gold Mine (Ontario)

Approval for the Detour Lake Gold Mine project was granted by the Minister of the Environment in December 2011. A description of the open-pit mine project, which would be located in northeastern Ontario, was submitted in October 2009. The Major Projects Management Office coordinated the review of the project, which was expected to trigger statutory and regulatory obligations for Fisheries and Oceans Canada, Natural Resources Canada and Transport Canada, and the review of the project was completed in 14 months.

Hebron Offshore Oil Development (Newfoundland and Labrador)

ExxonMobil Canada Properties’ Hebron Offshore Oil Development project is a 19,000 to 28,000 cubic metres per day offshore oil production proposal located in the Jeanne d’Arc basin, approximately 340 kilometres offshore of St. John’s. The proposal consists of an offshore oil production system and associated facilities. A project description was submitted in March 2009 and the review was completed in January 2012.

Major Economic Projects Benefitting From the Major Projects Management Office Initiative (cont’d)

Matoush Uranium Exploration (Quebec)

The Matoush Uranium Exploration Ramp Access project involves the excavation of an exploration ramp to determine the possibility of a uranium mine within the James Bay and Northern Quebec Agreement territory located approximately 260 kilometres north of Chibougamau in Quebec. The project consists of a 2,405-metre ramp, at a maximum depth of 300 metres. Temporary structures will be built at the surface to support the underground exploration. The project description was submitted in September 2008 and the review was completed February 2012.

Consultation Under the Canadian Environmental Assessment Act

Economic Action Plan 2012 proposes $13.6 million over two years to support consultations with Aboriginal peoples.

The Government is committed to consulting with Aboriginal peoples in the review of projects to ensure that their rights and interests are respected. Consultations can also facilitate discussions on how Aboriginal peoples can benefit from the economic development opportunities associated with these projects. To support consultations with Aboriginal peoples related to projects assessed under the Canadian Environmental Assessment Act, Economic Action Plan 2012 proposes $13.6 million over two years to the Canadian Environmental Assessment Agency.

Supporting Responsible Energy Development

Economic Action Plan 2012 proposes $35.7 million over two years to support responsible energy development.

Safe navigation of oil tankers is very important to our Government. Oil tankers have been moving safely and regularly along Canada’s West Coast since the 1930s. For example, 82 oil tankers arrived at Port Metro Vancouver in 2011. Nearly 200 oil or chemical tankers visited the Ports of Prince Rupert and Kitimat over the past five years. They all did so safely.

Oil tankers in Canada must comply with the safety and environmental protection requirements of international conventions and, while in Canadian waters, with Canada’s marine safety regulatory regime. These requirements include double hulling of ships, mandatory pilotage, regular inspections and aerial surveillance.

Any tanker built after July 6, 1993, must be double hulled to operate in Canadian waters. A double hull is a type of hull where the bottom and sides of a vessel have two complete layers of watertight hull surface. Tankers that are not double hulled are being gradually phased out. And, for large crude oil tankers, the phase-out date for single hulled vessels—like the Exxon Valdez—was 2010, which means that all large crude tankers operating in our waters today are double hulled.

In compulsory pilotage areas, the Pacific Pilotage Authority requires tanker operators to take a marine pilot with local knowledge onboard before entering a harbour or busy waterway. In special circumstances, more stringent measures may be taken, including: requiring two pilots onboard oil tankers; escort tugs; additional training standards; and navigational procedures, restrictions and routing measures.

Transport Canada also targets high-risk vessels entering Canadian ports. The department’s ship inspectors board and inspect foreign vessels, including oil tankers, entering Canadian ports to ensure they comply with all of our rules. In 2011, almost 1,100 inspections were carried out across Canada, 147 of them on oil tankers.

Economic Action Plan 2012 proposes further measures to support responsible energy development, including:

•	New regulations which will enhance the existing tanker inspection regime by strengthening vessel inspection requirements.

•	Appropriate legislative and regulatory frameworks related to oil spills, and emergency preparedness and response.

•	A review of handling processes for oil products by an independent international panel of tanker safety experts.

•	Improved navigational products, such as updated charts for shipping routes.

•	Research to improve our scientific knowledge and understanding of marine pollution risks, and to manage the impacts on marine resources, habitats and users in the event of a marine pollution incident.

These measures will ensure that pipelines in Canada are carefully monitored, environmental consequences are understood and emergency response is improved. Economic Action Plan 2012 proposes $35.7 million over two year to further strengthen Canada’s tanker safety regime and support responsible development.

Strengthening Pipeline Safety

Economic Action Plan 2012 proposes $13.5 million over two years to strengthen pipeline safety.

The National Energy Board is an independent federal agency established to regulate international and interprovincial aspects of the oil, gas and electric utility industries, including international and interprovincial pipelines. To increase the number of inspections of oil & gas pipelines from about 100 to 150 inspections per year, and double from 3 to 6 the number of annual comprehensive audits to identify issues before incidents occur, Economic Action Plan 2012 proposes $13.5 million over two years to the National Energy Board. Funding for these activities will be fully cost-recovered from industry.

The Northern Pipeline Agency

Economic Action Plan 2012 proposes $47 million over two years to the Northern Pipeline Agency.

The Northern Pipeline Agency was created as a single window regulatory body to oversee the planning and construction of a major pipeline—the Alaska Pipeline—to transport natural gas from Alaska through Canada to the lower 48 U.S. states. To carry out federal regulatory responsibilities related to the Alaska Pipeline Project, Economic Action Plan 2012 proposes $47 million over two years to the Northern Pipeline Agency. This funding will be fully cost-recovered from industry.

Amending Mining Regulations

Economic Action Plan 2012 proposes $1 million over two years to amend metal mining regulations.

Environment Canada is responsible for administering the key pollution prevention provisions under the Fisheries Act, including the associated Metal Mining Effluent Regulations. These regulations prescribe controls on the effluents and waste rock that can be deposited into certain bodies of water.

To address an existing regulatory gap and provide greater certainty for the mining industry in Canada, Economic Action Plan 2012 proposes $1 million over two years to Environment Canada to expand Metal Mining Effluent Regulations to non-metal diamond and coal mines.

INVESTING IN OUR NATURAL RESOURCES

Canada’s rich natural resources contribute to jobs and growth in communities across the country. The energy and mining sectors accounted for nearly 10 per cent of Canada’s gross domestic product (GDP) in 2010, and employed nearly 580,000 workers. Economic Action Plan 2012 announces new and renewed measures in support of energy and mineral exploration.

Supporting Junior Mineral Exploration

Economic Action Plan 2012 proposes to extend the temporary 15-per-cent—Mineral Exploration Tax Credit for flow-through—share investors for an additional year.

The temporary 15-per-cent Mineral Exploration Tax Credit for flow-through share investors helps junior exploration companies raise capital by providing an incentive to individuals who invest in flow-through shares issued to finance mineral exploration. This credit is in addition to the regular deduction provided for the exploration expenses “flowed through” from the issuing company.

The credit is scheduled to expire on March 31, 2012. However, given ongoing global uncertainty and in support of the exploration efforts of junior exploration companies, Economic Action Plan 2012 proposes to extend the credit for an additional year, until March 31, 2013.

It is estimated that the extension of this measure will result in a net reduction of federal revenues of $100 million over the 2012–13 to 2013–14 period.

Supporting Offshore Oil & Gas Exploration

Economic Action Plan 2012 proposes to amend the Coasting Trade Act to improve access to modern, reliable seismic data for offshore resource development.

Offshore oil & gas developments create jobs and support economic growth in Canada’s communities. Continued exploration activity is required to bring new projects to communities and sustain these economic benefits over the long term and depends on modern, reliable seismic technology and data. To advance exploration for new developments, Economic Action Plan 2012 proposes to amend the Coasting Trade Act to improve access to modern, reliable seismic data for offshore resource development. This will ensure private sector companies have the information they require to identify potential resource development opportunities.

Assessing Diamonds in the North

Economic Action Plan 2012 proposes $12.3 million over two years to continue to assess diamonds in the North.

The natural resource sector in Canada’s North provides significant employment and business opportunities for Aboriginal peoples and communities. The Diamond Valuation and Royalty Assessment Program, operated by Aboriginal Affairs and Northern Development Canada, ensures that Canadians and Northerners benefit from the royalties associated with diamond production in the region. To renew the Diamond Valuation and Royalty Assessment Program, Economic Action Plan 2012 proposes $12.3 million over two years to Aboriginal Affairs and Northern Development Canada.

EXPANDING TRADE AND OPENING NEW MARKETS FOR CANADIAN BUSINESSES

Our country’s prosperity is linked to reaching beyond our borders for economic opportunities that serve to grow Canada’s trade and investment. Open trade has long been a powerful engine for Canada’s economy. It is even more so in these globally challenging economic times.

Our Government understands the importance of market openness to the global economy and has shown continued leadership on the world stage by opposing protectionism and trade-restrictive measures. Canada believes open markets create jobs and economic growth for people around the world.

Canada’s Leadership on Trade

Deepening Canada’s trade and investment relationships in large and fast-growing export markets around the world is key to jobs and growth. In less than six years, Canada has concluded new free trade agreements with nine countries: Colombia, Jordan, Panama, Peru, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), and most recently with Honduras. Canadian businesses and workers now have preferred export access and a real competitive edge in key markets around the world.

Since 2007, Canada has concluded or brought into force foreign investment promotion and protection agreements with 10 countries (China, Peru, Latvia, the Czech and Slovak Republics, Romania, Madagascar, Jordan, Bahrain and Kuwait) and is in active negotiations with 10 others, including India.

Our Government recognizes that restrictions on imports and investment stifle our exporters and undermine competitiveness. Over the past three years, the Government has removed many of Canada’s self-imposed trade costs to help businesses be more competitive. For example, since 2009, the Government has eliminated all tariffs on imported machinery and equipment, and manufacturing inputs to make Canada a tariff-free zone for industrial manufacturers, the first in the G-20. These actions are providing more than $410 million in annual tariff relief to Canadian businesses. Such made-in-Canada measures have helped—and will continue to help—create jobs for Canadians, increase investment and innovation, and improve productivity.

Canada’s Trade Plan for Jobs and Growth

Economic Action Plan 2012 proposes to intensify Canada’s pursuit of new and deeper trading relationships. Our Government understands that Canadians’ standard of living and future prosperity depend on growing trade and investment.

To that end, the Government is continuing to actively pursue new trade and investment opportunities, particularly with large, dynamic and fast-growing economies.

Canada-U. S. Border and Regulatory Action Plans

In December 2011, Canada and the United States took the biggest step forward in bilateral cooperation since the signing of the North American Free Trade Agreement with the launch of the Action Plan on Perimeter Security and Economic Competitiveness and the Action Plan on Regulatory Cooperation. These agreements create a new, modern border for a new century.

The Action Plan on Perimeter Security and Economic Competitiveness provides a practical road map for speeding up legitimate trade and travel across the Canada-U.S. border, while enhancing security. In a typical year, more than $500 billion worth of two-way trade takes place between Canada and the U. S. The most conservative estimates suggest that inefficiencies at the Canada-U. S. border impose a direct cost on the Canadian economy of 1 per cent of GDP, or $16 billion a year. Even a modest improvement in border efficiency will result in significant and lasting economic gains.

The best place to deal with security issues is at the continental perimeter. Smarter systems can reduce the needless inconvenience posed to manufacturers and travellers by multiple inspections of freight and baggage, i.e. goods should be once screened, twice accepted. Pilot projects at Prince Rupert and Montréal will begin soon. In addition to these pilot projects, the Government will take other measures to implement action plan commitments and other border improvements over the next two years.

Deeper Canada-China Ties

In order to benefit Canadian workers and businesses, our Government continues to strengthen its ties with China, now Canada’s second largest trading partner.

In February 2012, Canada announced that after 18 years of negotiation Canada and China had concluded a Foreign Investment Promotion and Protection Agreement. This landmark agreement will facilitate investment flows between Canada and China by providing a more stable and secure environment for investors on both sides of the Pacific. The potential for increased Canadian investment in China is significant given that China is expected to become the world’s largest economy by 2020.

Our Government will continue to actively engage with China to explore how to best enhance our growing bilateral trade and economic relations.

Canada-EU Trade Agreement

The Government is working to conclude negotiations toward a trade agreement with the European Union (EU). This agreement will improve access for Canadian businesses to the EU’s $18-trillion economy and 500 million consumers. The potential to Canadian workers and their families from a Canada-EU free trade agreement include:

•	A 20-per-cent boost in bilateral trade.

•	A $12-billion annual boost to Canada’s economy.

Canada-India Trade Agreement

Our Government is committed to building on our strong ties with India to create new opportunities and strengthen the economies of both countries.

In November 2010, the Prime Minister announced the start of trade negotiations. This initiative underscores the dedication of both countries to meeting a mutual goal of tripling bilateral trade to $15 billion annually by 2015.

A Joint Study Report concluded that a new Canada-India trade agreement could boost Canada’s economy by at least $6 billion, and directly benefit Canadian businesses and workers in sectors ranging from primary agricultural, resource-related and chemical products to transportation, machinery and equipment, and services.

Trans-Pacific Partnership

In November 2011, the Prime Minister formally indicated Canada’s interest in joining the Trans-Pacific Partnership (TPP) negotiations. The current TPP members represent an export market of 505 million people and a GDP of almost $17 trillion (2010).

Active and Ongoing Engagement in the Asia-Pacific Region

In the past few years, our Government has been aggressively expanding commercial relations with the Asia-Pacific region to create jobs and economic benefits. The opportunities in this dynamic region are impressive. Asia-Pacific markets have an economic growth rate that is two to three times the global average.

Canada is maximizing opportunities for entrepreneurs through innovative trade, investment, air transport, and science and technology agreements.

Other initiatives in the region include:

•	Advancing the just-launched free trade agreement negotiations with Japan.

•	Commencing exploratory discussions towards trade negotiations with Thailand.

•	Adopting the Joint Declaration on Trade and Investment with the Association of Southeast Asian Nations to increase Canada’s trade and investment ties in the region.

•	Signing air transport agreements with six Asia-Pacific countries.

Canada recently approved the issuance of a 20-year licence to export liquefied natural gas from Kitimat, British Columbia to the Asia-Pacific region. This initiative will allow Canada to diversify its energy exports to growing markets in the Asia-Pacific region, further strengthening its trading partnerships with Asian economies.

Canada in the Americas

In the Americas region, Canada has concluded trade agreements with the United States, Mexico, Honduras, Panama, Costa Rica, Chile, Colombia and Peru. Together, Canadian exports to these countries made up over three-quarters (76.6 per cent) of Canada’s worldwide exports in 2010.

In June 2011, the Government announced that Canada is moving ahead with exploratory discussions to enhance its trade relationship with South America’s largest common market, Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay. Mercosur countries represent an export market of nearly 250 million consumers and account for almost three-quarters of all economic activity in South America.

Deeper Canada-Africa Ties

Canada wants to deepen its commercial presence in Africa to create opportunities for Canadian businesses and workers arising from Africa’s present and future economic growth.

Opportunities in Africa for Canadian companies exist in sectors such as telecommunications, agriculture, energy, transportation, infrastructure, natural resources and education.

In October 2011, Canada began negotiations towards a free trade agreement with Morocco, Canada’s first with an African country.

Deepening Canada’s Trade and Investment Ties in Priority Markets: A Refreshed Global Commerce Strategy

Economic Action Plan 2012 proposes to refresh the Global Commerce Strategy through extensive consultations with Canada’s business community.

In 2007, the Government launched the Global Commerce Strategy to respond to changes in the global economy and position Canada for long-term prosperity. The Global Commerce Strategy identified 13 priority markets around the world where Canadian opportunities and interests had the greatest potential for growth. This led to five years of Canadian leadership on the world stage in support of open trade, job creation, economic growth and prosperity for Canadians.

Economic Action Plan 2012 proposes to refresh the Global Commerce Strategy through extensive consultations with Canada’s business community, including the very critical small and medium-sized businesses. An updated Global Commerce Strategy will align Canada’s trade and investment objectives with specific high-growth priority markets with an eye to ensuring that Canada is branded to its greatest advantage within each of those markets. In what remains a fragile global economic climate, the new Global Commerce Strategy will be announced in 2013, and guide Canada’s trade plan in priority markets going forward.

New Market Opportunities
Trading Partner	Population (millions, 2010)	Gross Domestic Product (billions of US dollars, 2011)	Economic Growth (per cent)
			2010	2011

European Union	494	17,960	1.8	1.7
India	1,191	1,843	10.1	7.8
Japan	128	5,855	4.0	-0.5
TPP	505	17,804	3.5	1.9
Mercosur	244	3,025	8.0	4.8

Notes: Values for 2011 are estimates. Economic growth for the TPP and Mercosur is weighted by share of world output at purchasing power parity, as per convention. TPP = Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, United States and Vietnam. Mercosur = Argentina, Brazil, Paraguay and Uruguay.

Sources: International Monetary Fund; Organisation for Economic Co-operation and Development (OECD).

Trade Measures to Support the Energy Industry

Economic Action Plan 2012 proposes to restore the duty-free status of certain imported fuels used as manufacturing inputs in energy and electricity production.

Canada’s energy sector is a vital component of the Canadian economy. Recently, certain imported fuels used as manufacturing inputs in energy and electricity production became subject to a 5-per-cent tariff as a result of a Canada Border Services Agency ruling. Economic Action Plan 2012 proposes to restore the duty-free status of these inputs. Eliminating this tariff will lower business costs by $30 million annually, improve the competitiveness of the energy industry, including electricity generation in Newfoundland and Labrador, and maintain the Government’s commitment to make Canada a tariff-free zone for industrial manufacturers.

Export Development Canada

Economic Action Plan 2012 extends the temporary domestic powers provided to Export Development Canada for an additional year.

Since 2009, Export Development Canada (EDC) has provided additional financing support to Canadian exporters who were facing difficulties in meeting their financing needs due to the financial crisis. While credit conditions have continued to improve, credit availability remains limited in some areas, in part due to the impact of developments outside Canada on foreign banks. Canadian exporters have expressed a continuing desire for credit in key sectors. Since 2009, EDC has provided over $6 billion in additional financing capacity using its temporary domestic powers.

On March 8, 2012, the Government extended the temporary domestic powers provided to EDC under Canada’s Economic Action Plan for an additional year (until March 12, 2013) to help meet the financing needs of Canadian exporters. The extension of EDC’s temporary domestic powers until March 2013 will support further assessment and consultation with stakeholders on EDC’s role in the domestic market. EDC will continue to focus its domestic lending activities on filling gaps in a manner that is coordinated with the Business Development Bank of Canada and complements the activity of private sector financial institutions.

Streamlining Canada’s Trade Remedy System

Economic Action Plan 2012 proposes to consolidate Canada’s trade remedy investigation functions into one organization, under the Canadian International Trade Tribunal.

Canada’s continued support for trade liberalization is complemented by a strong and effective trade remedy system, which acts as an important safety valve for Canadian manufacturers harmed by unfairly traded imports. Canada’s trade remedy system is currently jointly administered by the Canada Border Services Agency and the Canadian International Trade Tribunal (CITT).

In Budget 2011, the Government committed to proposing initiatives to ensure Canada operates an efficient trade remedy system. To deliver on this commitment, the Government will introduce legislation to consolidate Canada’s trade remedy investigation functions into one organization, under the CITT. This restructuring will create efficiencies that will help the Government maintain and sustain an effective trade remedy system. This initiative will also cut red tape, making it less cumbersome for Canadian businesses to take action against unfair trade, and will result in cost savings.

Foreign Trade Zone Programming

In Budget 2011, the Government committed to review Canada’s foreign trade zone (FTZ)-like policies and programs to ensure that they are competitive, well marketed and efficiently administered. Consultations concluded in February 2012.

The Government is carefully reviewing submissions to identify opportunities to reduce red tape and costs, facilitate access to existing programs, and improve efforts to promote our FTZ-like policies and programs as an integral part of Canada’s tax and tariff advantages. The Government will respond to the submissions received in a timely manner.

Increasing Travellers’ Exemptions

Economic Action Plan 2012 proposes to increase the value of goods that may be imported duty- and tax-free by Canadian residents returning from abroad after a 24-hour and 48-hour absence to $200 and $800, respectively.

Every year, Canadians take some 30 million overnight trips outside of Canada, often returning with goods purchased abroad. Modernization of the rules applied to these purchases is long overdue. Economic Action Plan 2012 proposes the most significant increase in the duty- and tax-free travellers’ exemptions in decades. The travellers’ exemption allows Canadians to bring back goods up to a specified dollar limit without having to pay duties or taxes, including customs duty, Goods and Services Tax/Harmonized Sales Tax, federal excise levies and provincial sales and product taxes.

The Government proposes to increase the value of goods that may be imported duty- and tax-free by Canadian residents returning from abroad after a 24-hour and 48-hour absence to $200 and $800, harmonizing them with U.S. levels. This measure will facilitate cross-border travel by streamlining the processing of returning Canadian travellers who have made purchases while outside Canada. This change will be effective beginning on June 1, 2012. It is estimated that this measure will reduce federal revenues by $13 million in 2012–13 and by $17 million in 2013–14.

New Travellers’ Exemption Limits
Length of Absence	Current Limits	Limits as of June 1, 2012
More than 24 hours	$50	$200
More than 48 hours	$400	$800
More than 7 days	$750	$800

Tax Relief for Foreign-Based Rental Vehicles

Economic Action Plan 2012 proposes tax relief for Canadian residents temporarily importing foreign-based rental vehicles to facilitate access to Canadian tourism destinations.

To facilitate access to Canadian tourism destinations, Economic Action Plan 2012 proposes to eliminate or reduce taxes on foreign-based rental vehicles temporarily imported by Canadian residents, consistent with the Government’s commitment under the Federal Tourism Strategy. These changes will make it easier for Canadians who have been travelling abroad to return to Canada to continue their touring and travelling activities with a foreign-based rental vehicle. For example, a Canadian who takes a cruise from British Columbia to Alaska and has been outside Canada for at least 48 hours would be able to rent a vehicle in Alaska and then enter the Yukon for touring purposes without having to pay taxes on that vehicle at the border. These changes will be effective starting June 1, 2012.

International Taxation

Economic Action Plan 2012 proposes improvements to Canada’s system of international taxation.

Canada’s system of international taxation plays a key role in providing the right environment for cross-border trade and investment. In 2007, the Government established the Advisory Panel on Canada’s System of International Taxation, chaired by Mr. Peter Godsoe,with a mandate to provide recommendations to improve the fairness and competitiveness of Canada’s international tax rules.

The Panel’s December 2008 report concluded that Canada’s system of international taxation is a good one that has served Canada well.

At the same time, given that the competitiveness landscape is continually shifting, Canada’s international tax rules must constantly adapt to maintain an appropriate balance of competitiveness, simplicity, fairness, efficiency and protection of the tax base.

The Government has acted on a number of the Panel’s recommendations and made other incremental improvements to the system of international taxation. These past actions include:

•	Repealing section 18.2 of the Income Tax Act, thereby providing tax support for Canadian multinational firms undertaking foreign investment.

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Narrowing the definition of taxable Canadian property, thereby improving the ability of Canadian businesses, including innovative high-growth companies that contribute to job creation and economic growth, to attract foreign venture capital.

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Ensuring that taxpayers have an opportunity to apply for refunds of tax withheld under section 105 of the Income Tax Regulations and section 116 of the Income Tax Act after a reassessment by the Canada Revenue Agency.

•	Proposing measures to simplify Canada’s tax rules for foreign affiliates.

•	Proposing simplified and more targeted rules for foreign investment entities and non-resident trusts.

•	Proposing measures to counter schemes, often referred to as “foreign tax credit generators,” that were designed to shelter tax otherwise payable by artificially increasing foreign tax credits.

Economic Action Plan 2012 introduces several additional improvements to respond to the report of the Panel. Details of these measures can be found in Annex 4. Going forward, the Government will continue to evaluate the report of the Panel and consider additional improvements to Canada’s international taxation rules.

Tax Treaties and Tax Information Exchange Agreements

The Government is actively negotiating and concluding tax treaties to reduce tax barriers to international trade and investment, strengthen Canada’s bilateral economic relationships, and create enhanced opportunities for Canadian businesses abroad. Since 2007:

•	New tax treaties with Gabon, Greece and Turkey have come into force.

•	Updated tax treaties and protocols with Finland, Italy, Korea, Mexico, Switzerland and the United States have come into force.

•	New tax treaties with Colombia and Namibia have been signed.

•	New protocols to update tax treaties with Austria, Barbados, France, and Singapore have been signed.

•	Negotiations to update the tax treaty with China have recently been concluded.

•	Negotiations for a new tax treaty with Hong Kong have begun.

•	Negotiations to update tax treaties with Israel, the Netherlands, New Zealand, Poland, Spain and the United Kingdom have begun.

Canada now has 89 tax treaties in force, 7 tax treaties and protocols signed but not yet in force, and 11 tax treaties under negotiation.

The Government is committed to combating international tax evasion and to ensuring tax fairness by implementing the standard developed by the Organisation for Economic Co-operation and Development for the effective exchange of tax information. The Government, in its 2007 budget, extended the exemption for dividends received out of active business income earned by foreign affiliates resident in tax treaty countries to also include active business income earned by foreign affiliates established in a jurisdiction that has agreed to a tax information exchange agreement (TIEA) with Canada. This provided non-tax treaty jurisdictions an incentive to enter into TIEAs with Canada. Since 2007, the Government has brought into force 13 TIEAs, signed 3 other TIEAs, and is actively negotiating TIEAs with 14 other jurisdictions, including negotiations recently launched with Panama.

Fostering Sustainable Global Growth

Persistent economic and financial difficulties in Europe and other parts of the world are hindering economic recovery. Canada is playing a leadership role in formulating global policy responses through institutions such as the G-20 and the International Monetary Fund (IMF), and through its leadership of the Financial Stability Board, which is chaired by Bank of Canada Governor Mark Carney. Canada is also helping address development challenges through focused programs and initiatives that meet the needs of the developing world.

Providing Stewardship in the G-20

In September 2009, as part of its response to the global economic crisis, the G-20 created the Framework for Strong, Sustainable and Balanced Growth. The G-20 Framework is a forum where members identify and assess global economic risks and vulnerabilities, and coordinate policies designed to foster stronger, more sustainable and balanced economic growth. Canada and India have co-chaired the Framework Working Group since its launch at the 2009 Pittsburgh Summit. In its capacity as co-chair, Canada has led the development of action plans that deal with pressing global economic concerns, and promote growth and prosperity across the globe.

The considerable progress achieved through this process culminated in the Action Plan for Growth and Jobs agreed by Leaders in Cannes, France in November 2011, which set out a broad range of reforms covering the key policy areas across G-20 members. Looking ahead in 2012, Canada will continue to provide leadership in developing an action plan for Leaders at the upcoming G-20 Summit in Los Cabos, Mexico. The plan will monitor progress in meeting past commitments and develop new commitments as appropriate to address current global economic risks and vulnerabilities.

Strengthening the Legitimacy and Effectiveness of the International Monetary Fund

The IMF is a key global institution in assisting the international community through economic crises. In order to support its continuing role, the Government of Canada is delivering on its commitment to ratify a historic quota and governance reform agreement reached in 2010, which enhances the IMF’s capacity to provide support to the global economy. These actions should continue to strengthen the legitimacy and effectiveness of the IMF.

To support accountability to Canadians, the Government is enhancing the timeliness of its reporting on Canadian priorities and activities of the IMF and World Bank by aligning the timing of its annual report to Parliament and the public with the annual report on development assistance tabled annually in the Fall.

Increasing the Impact of Canadian Development Assistance

Canadians want to help the world’s poor, but they want assurances that their tax dollars are making a real difference in the lives of the people they are intended to help. In Budget 2007, the Government committed to an ambitious agenda to maximize the effectiveness of Canada’s international assistance efforts. Considerable progress has been made in delivering on our promise to make Canada’s aid more effective, particularly in the areas of accountability for resources and results, transparency, and the use of innovation to maximize the impact of aid.

Last year, Canada was the first to meet its G-8 commitment to double investments in sustainable agricultural development. Currently, we are leading global efforts on maternal, newborn and child health, as agreed at the G-8 meeting in Muskoka in 2010. The Canadian International Development Agency now delivers over 80 per cent of its bilateral assistance in a more focused set of countries, which allows Canada to play a more influential role in achieving enduring impacts in these countries. The Government has also taken significant steps to improve the transparency of our spending to Canadians and other countries, for example by joining the Open Government Partnership and the International Aid Transparency Initiative.

In addition, Canada has supported development innovation, pioneering new approaches to maximize impact and leverage private sector capital to address global development challenges. Canada’s strategic investments over the past several years are showing promising results including the accelerated introduction of pneumococcal vaccines to protect the lives of the world’s poorest children through the Advanced Market Commitment; progress by Grand Challenges Canada in tackling critical barriers to solving some of the most pressing global health challenges; and enhanced support for applied research that demonstrates sustained and measurable impacts on food security in developing countries through the Canadian International Food Security Research Fund.

Refocusing Canada’s Tariff Regime for Developing Countries

Economic Action Plan 2012 proposes to review Canada’s preferential tariff regime for developing countries.

Since 1974, Canada has granted preferential market access to imports from developing countries as a means to promote their economic growth and export diversification. The global economic landscape has changed considerably since then, including significant shifts in the income levels and trade competitiveness of certain developing countries. To respond to these developments and ensure that this form of development assistance is appropriately aligned with our development policy objectives, the Government will undertake a comprehensive review of Canada’s General Preferential Tariff regime.

KEEPING TAXES LOW FOR JOB-CREATING BUSINESSES

A Competitive Business Tax System

This Government has implemented broad-based tax reductions that support investment and growth across the Canadian economy. The Government is delivering more than $60 billion of tax relief to job-creating businesses over 2008–09 and the following five fiscal years. Key actions include the following:

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To spur business investment and improve productivity, the Government reduced the federal general corporate income tax rate to 15 per cent on January 1, 2012, from 22.12 per cent in 2007. These tax reductions include the elimination of the corporate surtax in 2008 for all corporations.

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To help small businesses retain more of their earnings for investment, expansion and job creation, the Government cut the small business tax rate to 11 per cent in 2008 and increased the amount of income eligible for this lower rate to $500,000 in 2009.

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To further spur investment in small businesses, the Government increased the Lifetime Capital Gains Exemption on qualified small business shares to $750,000 from $500,000 in Budget 2007, the first increase in the exemption since 1988.

•

To remove a disincentive for business investment, the Government eliminated the federal capital tax in 2006. The Government also provided the provinces with a temporary financial incentive to encourage them to eliminate their general capital taxes and to eliminate or replace their capital taxes on financial institutions with a minimum tax. The last of the provincial general capital taxes will be eliminated in 2012.

•	To better support cross-border trade and investment and Canada’s participation in the global economy, the Government has improved Canada’s system of international taxation.

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To encourage investment to flow to its most productive uses and reduce the tax burden on capital investment, the Government improved the neutrality of the tax system by better aligning capital cost allowance rates with the useful life of assets. For example, in 2007, the capital cost allowance rate for manufacturing and processing buildings was increased to 10 per cent from 4 per cent, and the rate for computers was increased to 55 per cent from 45 per cent.

Lower general corporate income tax rates and other tax changes have increased the expected rate of return on investment and reduced the cost of capital (Chart 3.2.1), giving businesses strong incentives to invest and hire in Canada.

The competitiveness of Canada’s business tax system is supported by third-party analysis.

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KPMG’s publication Competitive Alternatives 2010 rigorously analyzed the impact of federal, state, provincial and municipal taxes on business operations, concluding that business tax costs in the United States are more than 55 per cent higher than in Canada.

•	According to the 2011 Forbes magazine feature, “The Best Countries for Business,” Canada is the number one jurisdiction for doing business among 134 countries studied.

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Economists Jack Mintz and Duanjie Chen published an 83-country report on tax competitiveness. Their most recent report shows that Canada went from being the least tax competitive G-7 country in 2005 to the most tax competitive country in the G-7 in 2011.

As shown in Chart 3.2.2, overall business investment in non-residential construction and machinery and equipment in 2011 exceeded the pre-downturn peak of 2008, and investment intentions for 2012 are even stronger. This business investment increases the amount of machinery, equipment, information technology and other physical capital in the economy. A larger stock of capital, in turn, increases Canada’s productive capacity, creates jobs and raises living standards.

Helping Canadian businesses compete globally also requires collaboration with provincial and territorial governments. A number of provinces have taken important actions to enhance Canada’s tax competitiveness and contribute to a strong foundation for future growth. In addition, the Government of Canada has a number of tax agreements with its provincial and territorial partners that result in greater efficiency and simplicity of the tax system, and work is ongoing to improve and enhance the application and administration of these agreements.

Keeping taxes low for Canadian businesses is a cornerstone of this Government’s long-term plan for jobs, growth and prosperity.

Enhancing the Neutrality of the Tax System

In 2009, along with other members of the G-20, the Government committed to “rationalize and phase out over the medium term inefficient fossil fuel subsidies.” This builds on the Government’s 2006 commitment to examine opportunities to make the tax system more neutral across sectors, in order to help ensure that investment is directed towards its most productive uses. In support of these commitments, the Government announced in Budget 2007 and Budget 2011 the phase-out of all tax preferences for oil sands producers relative to the conventional oil & gas sector.

Economic Action Plan 2012 proposes to further Canada’s efforts toward rationalizing fossil fuel subsidies, reducing tax distortions and improving the allocation of investment and capital within the Canadian economy by phasing out tax preferences for resource industries.

Phasing Out the Atlantic Investment Tax Credit—Oil & Gas and Mining

Economic Action Plan 2012 proposes to phase out the Atlantic Investment Tax Credit for investments in the oil & gas and mining sectors.

The Atlantic Investment Tax Credit is a 10-per-cent credit available for certain investments in new buildings, machinery and equipment used in the Atlantic region and the Gaspé Peninsula. Currently, the credit supports investments in farming, fishing, logging, manufacturing and processing, oil & gas, and mining.

The Canadian oil & gas and mining sectors have generally been performing well, and investment by these industries in the Atlantic region is robust and growing. Recognizing this, Economic Action Plan 2012 proposes to phase out the Atlantic Investment Tax Credit for investments in the oil & gas, and mining sectors.

The change will help improve the neutrality of the tax system for the oil & gas, and mining sectors across Canada and constitutes further action by Canada in support of the commitment by G-20 Leaders to rationalize and phase out inefficient fossil fuel subsidies over the medium term.

Phasing Out the Corporate Mineral Exploration and Development Tax Credit

Economic Action Plan 2012 proposes to phase out the Corporate Mineral Exploration and Development Tax Credit.

The mining sector has historically benefited from a number of targeted income tax preferences. As a first step in meeting the objective of making the tax system more neutral across mining and other industries, Economic Action Plan 2012 proposes to phase out the 10-per-cent Corporate Mineral Exploration and Development Tax Credit.

Actions taken by the Government since 2006, including corporate income tax rate reductions and the elimination of the federal capital tax, have increased the competitiveness of Canada’s mining sector. The Corporate Mineral Exploration and Development Tax Credit is no longer necessary.

This change is expected to increase federal revenues by approximately $10 million over the 2012–13 to 2013–14 period.

IMPROVING ECONOMIC CONDITIONS FOR FARMERS AND FISHERMEN

Strengthening Agricultural Institutions

Economic Action Plan 2012 proposes $44 million over two years to transition the Canadian Grain Commission to a sustainable funding model.

The agriculture sector was one of the most resilient through the economic downturn. The near- and medium-term outlook for agricultural commodity prices and farm income is strong. In 2009, the agriculture and agri-food sector accounted for approximately 2 million jobs and 8 per cent of total GDP. With nearly $35.5 billion in exports, Canada is the world’s fifth-largest exporter of agriculture and food products.

The coming year will see a focus on setting the right conditions for farmers and businesses in the agriculture and agri-food sector to compete and adapt. The Government will work with its provincial and territorial partners, and with industry, to develop a new federal-provincial-territorial agricultural policy framework to replace the current Growing Forward agreement in 2013. The new five-year framework agreement will set out policies and programs to support a modern, innovative and market-oriented sector. This will include a refocused suite of Business Risk Management programs.

The Government is delivering on its long-standing promise to give Western Canadian farmers the freedom to market their own wheat and barley on the open market. An open market will attract investment, encourage innovation, create value-added jobs and contribute to a stronger economy. The monopoly on the sale of Western Canadian wheat and barley for export and domestic human consumption will end as of August 1, 2012. The Government is committed to a smooth transition for farmers, which includes a viable, voluntary Canadian Wheat Board as part of an open and competitive Canadian grain market.

Efforts continue to modernize key institutions within the grain sector. To support its transition to a sustainable funding model, Economic Action Plan 2012 proposes $44 million over two years to the Canadian Grain Commission as it updates its fee structure.

Supporting Canada’s Fisheries

Economic Action Plan 2012 proposes $10.5 million in 2012–13 to support key fisheries science activities.

Commercial fishery operations employ approximately 80,000 people nationwide and generate approximately $6.8 billion in annual economic activity through fishing, aquaculture and processing.

Scientific monitoring activities of key commercial stocks support conservation and sustainability objectives while increasing economic opportunity for fishermen by allowing higher catch levels to be set with greater confidence. To support scientific activities of importance to industry, Economic Action Plan 2012 proposes $10.5 million in 2012–13 for the Department of Fisheries and Oceans. The Government will also take steps to allow the use of fishery resources to help generate revenues to pay for scientific activities.

STRENGTHENING BUSINESS COMPETITIVENESS

Fostering Foreign Investment

The Government will introduce targeted improvements to the foreign ownership review process and be introducing legislative amendments to lift foreign investment restrictions in the telecommunications sector for companies that hold less than a 10 per cent share of the total Canadian telecommunications market.

Foreign investment provides significant benefits to Canada through knowledge, capital, access to new markets and the creation of high-value jobs across the country. The Government is committed to an open investment framework that encourages foreign investment in Canada as well as Canadian business investment abroad, while safeguarding Canada’s interests. The Investment Canada Act requires the review of significant foreign investments in Canada in order to ensure that the investments bring a net benefit to our country. To help strengthen investor confidence, the Government will introduce targeted improvements to the administration of the Act in the interests of greater transparency while preserving investor confidentiality.

With respect to the telecommunications sector in particular, the Government consulted with industry and consumer stakeholders on how to increase foreign investment in a way that would maximize economic and social benefits for Canadians.

The Government heard that liberalization of foreign investment in the telecommunications sector can encourage greater competition by strengthening the position of new entrants, improving access to capital and enabling closer strategic partnerships. Liberalization could also increase choice and lower costs for consumers, encourage innovation and improve productivity.

The Government will be introducing amendments to the Telecommunications Act to lift the foreign investment restrictions in that Act for telecommunications companies that hold less than a 10 per cent share of the total Canadian telecommunications market.

This targeted action will remove a barrier to investment for the companies that need it most, a key consideration as the upcoming wireless auction planned for 2013 is expected to be highly competitive and capital-intensive.

Reducing Red Tape

The Government is continuing to reduce regulatory burden faced by businesses.

Red tape hampers economic growth and erodes trust between government and citizens. The Government is committed to removing bureaucratic obstacles to businesses’ efforts to create jobs and growth.

In January 2011, the Government created the Red Tape Reduction Commission, fulfilling a Budget 2010 commitment. After a year of extensive Canada-wide consultations, the Commission brought forward recommendations to reduce irritants to business that impede growth, competitiveness and innovation.

The Government responded earlier this year by implementing the “One-for-One” Rule. Under this rule, every time the Government adopts a new regulation, it must eliminate an existing one. When a new or amended regulation increases administrative burden on business, the Government will offset—from existing regulations—an equal amount of administrative burden costs on business.

The President of the Treasury Board will develop an Action Plan to address the Commission’s Recommendations Report in the coming months to deliver better regulations that reduce frustration and lower costs for Canadian business.

Red Tape Reduction Commission Membership

The Red Tape Reduction Commission was composed of Parliamentarians and members of the private sector:

• The Honourable Tony Clement, President of the Treasury Board, Lead Minister

• The Honourable Maxime Bernier, Minister of State (Small Business and Tourism), Chair of the Commission

• William Aho, Central Mechanical Systems, Ltd.

• Dean Allison, Member of Parliament (Niagara West–Glanbrook)

• Bernard Bélanger, Premier Tech

• Lois Brown, Member of Parliament (Newmarket–Aurora)

• Stirling MacLean, WearWell Garments, Ltd.

• Cathy McLeod, Member of Parliament (Kamloops–Thompson–Cariboo)

• The Honourable Rob Moore, Member of Parliament (Fundy Royal)

• Gord Peters, Cando Contracting, Ltd.

• Denis Prud’homme, former owner of Prud’homme Trucking

• Catherine Swift, Canadian Federation of Independent Business

• Chris Warkentin, Member of Parliament (Peace River)

The Government is also committed to implementing the Canada-United States Action Plan on Regulatory Cooperation, announced on December 7, 2011, by Prime Minister Harper and President Obama. The Action Plan contains 29 initiatives to align the regulatory approaches between Canada and the United States in areas of agriculture and food, transportation, health and personal care products, chemical management, the environment, and other cross-sectoral areas, without compromising health, safety or environmental protection standards. The Action Plan will help reduce barriers to trade, lower costs for consumers and business, and create economic opportunities on both sides of the border.

Reducing the Tax Compliance Burden for Businesses

Economic Action Plan 2012 proposes measures to reduce the tax compliance burden for small businesses and announces a number of administrative improvements by the Canada Revenue Agency.

In PricewaterhouseCoopers’ 2012 international study analyzing the ease of paying taxes, Paying Taxes 2012: The Global Picture, Canada ranks higher than any other G-7 country based on the overall ease of complying with tax obligations. PricewaterhouseCoopers also identified Canada as a potential model for other countries’ tax systems from the perspective of a company filing and paying taxes.

Reducing the Tax Compliance Burden Has Positive Results

•   The Canada-Ontario Tax Collection Agreement was amended to provide for federal administration of Ontario’s corporate taxes for taxation years that end after 2008. PricewaterhouseCoopers estimated that this change reduces compliance costs by more than $135 million annually for Ontario businesses, by allowing for a single annual tax form, a single tax collector and one set of income tax rules.

•   The frequency of tax remittance and filing requirements for small businesses in the areas of income taxes, source deductions and sales taxes was reduced by measures introduced in Budget 2007. More than 600,000 small businesses are able to benefit from these changes, with the total number of filings and remittances for small businesses reduced by more than one-third.

•   The definition of taxable Canadian property was narrowed in Budget 2010, thereby eliminating the need for tax reporting under section 116 of the Income Tax Act for many investments. This improves the ability of Canadian businesses, including innovative high-growth companies that contribute to job creation and economic growth, to attract foreign venture capital.

Through ongoing review and revision of the tax system and its administration, the Government is continuing to reduce the tax compliance burden, including the following actions proposed or announced in Economic Action Plan 2012.

A Doubling of the Goods and Services Tax/Harmonized Sales Tax (GST/HST) Streamlined Accounting Thresholds

The GST/HST streamlined accounting methods simplify compliance for small businesses and public service bodies. Economic Action Plan 2012 proposes to double the thresholds for eligibility to use these methods so that more small businesses and public service bodies have access to these simplified approaches.

Simplified Administration for Partnerships

In order to reduce the workload for partnerships that want to file waivers, Economic Action Plan 2012 proposes to amend the Income Tax Act to provide the authority for a single designated partner to sign a waiver on behalf of all partners.

Improvements to the Rules for Paying Eligible Dividends

Under existing rules, if a corporation wishes to pay dividends, and only a portion of those dividends would be eligible for an enhanced dividend tax credit, that portion must be paid as a separate dividend in order for investors to be eligible to claim the enhanced dividend tax credit. Economic Action Plan 2012 proposes amendments, for dividends paid on or after Budget Day, to allow a corporation to pay a single dividend and designate a portion of it as an eligible dividend.

Administrative Improvements That Enhance the Predictability of the Scientific Research and Experimental Development (SR&ED) Tax Incentive Program

Economic Action Plan 2012 announces administrative changes to the SR&ED tax incentive program that will improve its predictability and reduce the tax compliance burden. These initiatives will complement the SR&ED Policy Review Project currently underway, which will consolidate and clarify the administrative policies that are contained in about 70 documents pertaining to the SR&ED tax incentive program.

Written Responses to Business Enquiries

As of April 16, 2012, businesses will be able to submit questions and receive answers to their specific business enquiries electronically using the Canada Revenue Agency’s (CRA’s) secure My Business Account portal. These written responses will provide businesses with increased confidence in the information provided by the CRA and thus greater certainty in their tax affairs.

Expansion of Web Forms for Information Returns

The CRA’s Web Forms electronic filing application for information returns is an online service enabling the creation and secure filing of encrypted returns over the Internet, including the filing of original, additional, amended and cancelled slips. The CRA’s Web Forms service also validates data in real time, prompts the user to correct errors before filing slips, automatically calculates totals for the summary, and prints slips for recipients. Web Forms now accepts 11 additional types of returns, and the limit on the number of each type of form (e.g. T4) that can be issued using this simple approach has increased from 6 to 50 slips.

Enhancements to the CRA’s Secure My Business Account Portal

The CRA’s My Business Account portal is a secure and convenient way to access business accounts online and perform certain transactions. For example, GST/HST returns have been able to be amended using My Business Account since April 2011. As of April 16, 2012, business owners will have the option to input an address change online, and balances such as Non-Capital Losses and Refundable Dividend Tax on Hand from the last five tax year-ends will be automatically displayed.

An Improved Business Section on the CRA’s Website

Modifications to the CRA’s website provide a “one-stop shop” for businesses and a clear path to available electronic services with a new task-based web page. By improving the ability of businesses to find and use information and services on the CRA’s website, this initiative responds to concerns raised during consultations held by the Red Tape Reduction Commission.

Graduated Penalties for Late Filing

The Government recognizes that Canadians and businesses, particularly small businesses, invest time and effort to voluntarily comply with tax laws. Budget 2011 announced a CRA review of the penalty structure for late-filed information returns. After working with the Canadian Federation of Independent Business and other organizations representing small businesses, the CRA has instituted a new administrative policy to ensure that these penalties are charged in a manner that is both fair and reasonable. Where a business is unable to comply in a timely manner with a reporting obligation related to certain information returns, such as T4s, reduced penalties will be applied when the number of late-filed returns is small.

Continued CRA Progress on Tax Fairness

Information on complaints and disputes is now easier to access on the CRA website through revised web pages that are simpler to use and were put in place in December 2011. Visibility will be further improved by adding information on recourse mechanisms to notices of assessment and reassessment. The CRA is also updating publications related to tax fairness and developing new content and new types of content, such as webinars on redress mechanisms.

Taxation of Corporate Groups

Economic Action Plan 2012 reaffirms the Government’s commitment to continue exploring whether new rules for the taxation of corporate groups could improve the functioning of the corporate tax system.

Budget 2010 announced that the Government would explore whether new rules for the taxation of corporate groups—such as the introduction of a formal system of loss transfers or consolidated reporting—could improve the functioning of the corporate tax system. Public consultations held between November 2010 and April 2011 provided important feedback from stakeholders that will be helpful going forward. Discussions with stakeholders, including the provinces and territories, are ongoing.

As a new system for the taxation of corporate groups would constitute a fundamental change to the Canadian corporate tax system, the Government will be taking into account the potential effects on taxpayers and the complexity of the tax system, any potential revenue impacts for federal, provincial and territorial governments, and the impact that a new system of group taxation could have on federal-provincial and federal-territorial tax arrangements.

If as a result of this exercise a new system of group taxation should be proposed, stakeholders will be consulted again on the specific design of the new system.

FURTHER DEVELOPING CANADA’S FINANCIAL SECTOR ADVANTAGE

Canada’s financial system is widely considered to be one of the soundest, most resilient and best regulated financial systems in the world. For the fourth year in a row, the World Economic Forum has recognized our banking system as the soundest in the world. Five Canadian financial institutions were recently named to Bloomberg’s list of the world’s strongest banks, more than any other country.

The Government has implemented a number of measures to maintain Canada’s financial sector advantage and reinforce the stability of the sector. Economic Action Plan 2012 proposes new initiatives that will build on the significant steps taken since 2008 to further ensure that our financial system remains strong and that it benefits all Canadians.

Fostering Stable, Competitive, Fair and Efficient Capital Markets

In light of the Supreme Court’s securities reference, the Government is consulting with provinces and territories, a number of which have reaffirmed their interest in working on a cooperative basis towards a common securities regulator.

As part of the initiative to establish a Canadian securities regulator, in May 2010 the Government referred the proposed Canadian Securities Act to the Supreme Court of Canada for an opinion as to whether Parliament has the constitutional authority to enact the proposed legislation. On December 22, 2011, the Supreme Court determined that the proposed Act as drafted was not constitutionally valid under the general branch of the federal power to regulate trade and commerce. The Government of Canada respects this decision and will act in accordance with it.

The Supreme Court also found that Parliament has a role with matters of genuine national importance and scope, including management of systemic risk and in ensuring fair and efficient capital markets nationally. The Supreme Court indicated that “[t]he common ground that emerges is that each level of government has jurisdiction over some aspects of the regulation of securities and each can work in collaboration with the other to carry out its responsibilities”. Accordingly, the Government is consulting with provinces and territories, a number of which have reaffirmed their interest in working on a cooperative basis towards a common securities regulator.

A common securities regulator would give Canada a competitive advantage by reducing unnecessary compliance costs for issuers, strengthening our ability to respond to financial instability, enhancing enforcement and better serving the needs of all Canadians.

Preserving the Stability and Strength of Canada’s Financial Sector

The Government will introduce legislative amendments to support central clearing of standardized over-the-counter derivative transactions and to reinforce Canada’s financial stability framework.

A well-capitalized financial sector and sound regulatory and supervisory system meant that financial institutions in Canada were better able to weather the 2008 global financial crisis than those in many other countries.

The Government remains committed to maintaining this advantage. Canada has made significant progress in implementing the G-20 financial sector reform agenda and will continue to play a leadership role in promoting sound financial sector regulation internationally. Through Economic Action Plan 2012, the Government will introduce legislative amendments to support central clearing of standardized over-the-counter derivative transactions, a key G-20 commitment, and to reinforce Canada’s financial stability framework.

Enhancing the Governance and Oversight Framework for Canada Mortgage and Housing Corporation

The Government will introduce enhancements to the governance and oversight framework for Canada Mortgage and Housing Corporation. The Government is also moving forward with a legislative framework for covered bonds.

The Government continuously monitors housing finance risks and takes action when necessary. Adjustments to the rules for government-backed insured mortgages were announced in July 2008, February 2010 and January 2011. In addition, in June 2011 Parliament approved legislation to formalize arrangements with private mortgage insurers and Canada Mortgage and Housing Corporation (CMHC), enhancing the Government’s ability to manage risks arising from the mortgage insurance sector.

As part of the Government’s continuous efforts to strengthen the housing finance system, the Government will introduce enhancements to the governance and oversight framework for CMHC, contributing to the stability of the housing market and benefitting all Canadians. The Government will propose legislative amendments to strengthen oversight of CMHC and to ensure its commercial activities are managed in a manner that promotes the stability of the financial system.

The Government is moving forward with a legislative framework for covered bonds. A legislative framework will support financial stability by helping lenders find new sources of funding and by making the market for Canadian covered bonds more robust. CMHC will be the administrator of this covered bond program, which will be available to federally and provincially regulated mortgage lenders in Canada.

Improving Access to Capital for Canadian Financial Institutions

The Government will introduce legislative amendments to allow public sector investment pools that satisfy certain criteria, including pursuing commercial objectives, to directly invest in a Canadian financial institution, subject to approval by the Minister of Finance.

At present, many countries allow public sector investment pools to invest in financial institutions, while Canada provides for only limited access. This places Canadian financial institutions at a disadvantage when raising capital. However, public sector investment pools are currently allowed to invest in other sectors of the Canadian economy. Permitting these pools of capital to invest in Canadian financial institutions provides these institutions access to new sources of stable long-term investment, which promotes financial stability.

The Government will propose legislative amendments to allow public pools of capital that satisfy certain criteria, including pursuing commercial objectives, to make limited direct investments in a financial institution, subject to approval by the Minister of Finance. The Minister of Finance’s approval would be guided by factors such as the best interest of the financial sector and national security considerations.

Clarifying Federal Jurisdiction Over Banking

The Government will introduce a preamble into the Bank Act to clarify the intent that all banking activities throughout Canada be governed exclusively by the same high-quality federal standards that have served Canadians so well.

Canadians benefit from one of the best-regulated banking sectors in the world. Canada’s banking regulatory framework rests on stringent prudential rules that ensure that our banking sector remains safe and sound and on consumer protection rules that stress consumer choice and transparent disclosure. These rules are enforced consistently by federal regulatory agencies including the Office of the Superintendent of Financial Institutions and the Financial Consumer Agency of Canada. The Government will introduce a preamble into the Bank Act to clarify the intent that all banking activities throughout Canada be governed exclusively by the same high-quality federal standards that have served Canadians so well, and to avoid the creation of local and potentially inconsistent rules that threaten the uniform application of the federal banking regulatory framework.

Clarifying the Separation of Insurance and Banking

As previously announced in December 2011, the Government will propose a legislative amendment to clarify the prohibition against banks offering life annuities or products of a similar nature.

The Government has a long-standing policy of separating the business of insurance from the business of banking. This ensures that financial institutions are subject to the regulatory regime that properly addresses the risk that they undertake. In line with this policy, and as announced by the Minister of Finance in December 2011, the Government will propose a legislative amendment to clarify the prohibition against banks offering life annuities or products of a similar nature.

Continuing to Fight Counterfeit Bank Notes

Economic Action Plan 2012 provides $9.6 million over three years to the Royal Canadian Mounted Police to continue the National Counterfeit Enforcement Strategy.

In 2011, the Bank of Canada began to issue more-secure polymer bank notes. In transitioning to these new notes, the Government must guard against the risk that counterfeiters will attempt to liquidate their inventory of older notes or seek to take advantage of the unfamiliarity of Canadians with the new notes. Economic Action Plan 2012 provides $9.6 million over three years to ensure that the Royal Canadian Mounted Police has the funding necessary to continue the National Counterfeit Enforcement Strategy, first announced in Budget 2006. The National Counterfeit Enforcement Strategy provides dedicated resources for the enforcement, prosecution and prevention of currency counterfeiting. Since its inception, counterfeiting has been reduced from 470 parts per million in 2004 to 34 parts per million in 2011.

Table 3.2

Improving Conditions for Business Investment

millions of dollars

	2012–13	2013–14	Total

Responsible Resource Development
Major Projects Management Office Initiative	27	27	54
Consultation Under the Canadian Environmental Assessment Act	7	7	14
Supporting Responsible Energy Development	12	24	36
Strengthening Pipeline Safety	7	6	14
The Northern Pipeline Agency	24	23	47
Amending Mining Regulations	1	1	1
Subtotal—Responsible Resource Development	78	87	165

Investing in Our Natural Resources
Supporting Junior Mineral Exploration	130	-30	100
Assessing Diamonds in the North	6	6	12
Subtotal—Investing in Our Natural Resources	136	-24	112

Expanding Trade and Opening New Markets for Canadian Businesses
Trade Measures to Support the Energy Industry	30	30	60
Increasing Travellers’ Exemptions	13	17	30
Tax Relief for Foreign-Based Rental Vehicles	–	–	–
Subtotal—Strengthening Canada’s Trading Relationships and Supporting Sustainable Global Growth	43	47	90

Keeping Taxes Low for Job-Creating Businesses
Enhancing the Neutrality of the Tax System
Phasing Out the Corporate Mineral Exploration and Development Tax Credit		-10	-10

Improving Economic Conditions for Farmers and Fishermen
Strengthening Agricultural Institutions	27	17	44
Supporting Canada’s Fisheries	11		11
Subtotal—Improving Economic Conditions for Farmers and Fishermen	38	17	55

Further Developing Canada’s Financial Sector Advantage
Continuing to Fight Counterfeit Bank Notes	3	3	6

Total—Improving Conditions for Business Investment	298	120	418
Less funds existing in the fiscal framework	85	71	156

Net fiscal cost	212	50	262
Note:	Totals may not add due to rounding.

Chapter 3.3

Investing in Training,

Infrastructure and Opportunity

HIGHLIGHTS

Supporting Job Creation, Small Business and Skills Training

The Government is committed to supporting job creation by small businesses and opportunities for under-represented groups in the workforce. Economic Action Plan 2012 proposes:

✓	Investing $205 million to extend the temporary Hiring Credit for Small Business for one year.

✓	Providing an additional $50 million over two years to the Youth Employment Strategy to assist more young people in gaining tangible skills and experience.

✓	Providing $6 million over three years to extend and expand the ThirdQuarter project to key centres across the country.

✓

Improving labour market opportunities for Canadians with disabilities by investing $30 million over three years in the Opportunities Fund and by creating a panel on labour market opportunities for persons with disabilities.

✓	Promoting the involvement of small and medium-sized enterprises in shipbuilding projects.

Improving the Employment Insurance Program

The Government is committed to making targeted, common-sense changes to make Employment Insurance (EI) a more efficient program that is focused on job creation and opportunities. Economic Action Plan 2012 proposes:

✓	Limiting EI premium rate increases to 5 cents each year until the EI Operating Account is balanced.

✓	Providing $21 million over two years to enhance the content and timeliness of the job and labour market information that is provided to Canadians who are searching for employment.

✓	Investing $74 million over two years to ensure that EI claimants benefit from accepting work.

✓	Investing $387 million over two years to align the calculation of EI benefit amounts with local labour market conditions.

Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy

The Government is committed to expanding opportunities for Aboriginal peoples to fully participate in the labour market. Economic Action Plan 2012 proposes:

✓	Providing $275 million over three years to support First Nations education and build and renovate schools on reserve.

✓	Committing to work with willing partners toward passage of legislation that will establish the structures and standards to support strong and accountable education systems on reserve.

✓

Announcing the Government’s commitment to improve the incentives in the on-reserve Income Assistance Program while encouraging those who can work to access training so they are better equipped for employment.

✓	Providing $33.5 million in 2012–13 to extend the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

✓	Providing $27 million over two years to renew the Urban Aboriginal Strategy.

Building a Fast and Flexible Economic Immigration System

The Government is committed to transitioning to a faster and more flexible economic immigration system. Economic Action Plan 2012 proposes:

✓

Announcing the Government’s intention to better align the Temporary Foreign Worker Program with labour market demands and to ensure that businesses look to the domestic labour force before accessing the Temporary Foreign Worker Program.

✓

Signalling the Government’s intention to support further improvements to foreign credential recognition and to work with provinces and territories to identify the next set of target occupations for inclusion, beyond 2012, under the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications.

✓	Proposing to return applications and refund up to $130 million in fees paid by certain federal skilled worker applicants who applied under previous criteria established prior to February 27, 2008.

Strengthening Canada’s Public Infrastructure

The Government is building on recent actions to modernize Canada’s public infrastructure. Economic Action Plan 2012 proposes:

✓	$150 million over two years for a new Community Infrastructure Improvement Fund to support repairs and improvements to existing community facilities.

✓

Amendments to the Yukon Act, the Northwest Territories Act and the Nunavut Act to create new regulations that will ensure consistent treatment of borrowing across the three territories and with their Public Accounts.

✓	$105 million in 2012–13 on a cash basis to support VIA Rail Canada’s operations and capital projects.

✓	$27.3 million over two years to support the divestiture of regional ports and the continued operation and maintenance of federally owned ports.

✓	$5.2 billion over the next 11 years on a cash basis to renew the Canadian Coast Guard fleet.

✓	$101 million over the next five years on a cash basis to restore and modernize the Esquimalt Graving Dock.

SUPPORTING JOB CREATION

Canada’s well-trained and highly educated workforce is one of our key advantages in competing and succeeding in the global economy. However, too often barriers or disincentives discourage workforce participation. Better utilizing Canada’s workforce and making Canada’s labour market more adaptable will help ensure our long-term economic growth.

That is why, since 2006, the Government has placed a strong emphasis on access to skills training, support for post-secondary education, building a fast and flexible economic immigration system, and developing untapped potential in the labour market.

The Government makes considerable investments in support of families and individuals, labour market development, labour force attachment and job readiness. This includes $16.7 billion in Employment Insurance benefits, $10.1 billion annually in support of post-secondary education and $2.5 billion annually for labour market agreements with the provinces and territories.

Canada’s immigration system supports a vibrant workforce by attracting skilled workers who will contribute to the growth of our economy. The Government also encourages under-represented groups to participate in the labour market through initiatives such as the Youth Employment Strategy, the Targeted Initiative for Older Workers, the Opportunities Fund for Persons with Disabilities, and the Aboriginal Skills and Employment Training Strategy.

Economic Action Plan 2012 builds on these initiatives with an enhanced labour market focus and a number of targeted investments that will help respond to current labour market challenges and meet longer-term labour market needs. The Government will introduce measures to streamline processes and increase funding to better integrate certain under-represented groups in the labour force, including immigrants, persons with disabilities, youth, Aboriginal peoples and older Canadians.

SUPPORTING JOB CREATION, SMALL BUSINESS AND SKILLS TRAINING

Economic Action Plan 2012 announces a number of measures to address short-term labour market challenges and meet long-term market needs.

Extending the Hiring Credit for Small Business

Economic Action Plan 2012 proposes $205 million to extend the Hiring Credit for Small Business for one year.

Small businesses are the engine of job creation in Canada, and are indispensable in their role as job creators. In recognition of the challenges faced by small businesses across the country, Budget 2011 announced a temporary Hiring Credit for Small Business of up to $1,000 per employer. This credit provided needed relief to small businesses by helping defray the costs of hiring new workers and allowing them to take advantage of emerging economic opportunities.

As the economy continues to recover amid continuing global economic uncertainty, Economic Action Plan 2012 proposes to extend the temporary Hiring Credit for Small Business for one year. A credit of up to $1,000 against a small employer’s increase in its 2012 EI premiums over those paid in 2011 would be provided. This temporary credit would be available to approximately 536,000 employers, whose total EI premiums were at or below $10,000 in 2011, reducing small business 2012 payroll costs by about $205 million.

It [the Hiring Credit for Small Business] is a popular measure among all SMEs [small and medium-sized enterprises] but is particularly important among growing firms as it helps them strengthen business performance.

— Canadian Federation of Independent Business, December 2011

How the Hiring Credit for Small Business Works

Drew and Ali own a small pizza parlour. They employed five people in 2011 and had a total payroll of $125,000. Their total EI premiums in 2011 were $3,108. Since business is improving in 2012, they have hired a new employee, which will bring their total payroll to $150,000. The Hiring Credit for Small Business will provide them with a credit of $732, equal to what would otherwise have been the increase in their 2012 EI premiums over those paid in 2011.

The Canada Revenue Agency will automatically calculate the Hiring Credit when Drew and Ali file their 2012 tax return. They do not need to apply, avoiding red tape and needless delays.

Enhancing the Youth Employment Strategy

Economic Action Plan 2012 proposes $50 million over two years to enhance the Youth Employment Strategy.

Young workers entering the workforce are facing an uncertain job market. At the same time, some sectors are facing growth-limiting labour shortages, which young Canadians should be equipped to fill. The Government currently invests more than $330 million annually to support young Canadians through the Youth Employment Strategy, including youth at risk and recent post-secondary graduates. Last year alone, this investment helped to connect nearly 70,000 Canadian youth with the work experience and skills training they need to build a foundation for success in the job market.

Economic Action Plan 2012 builds on this investment by providing an additional $50 million over two years to assist more young people in gaining tangible skills and experience. This funding will focus on connecting young Canadians with jobs in fields that are in high demand.

Helping Canadian Youth Gain Skills and Experience Through the Youth Employment Strategy

The Centre for Skills Development & Training in Burlington, Ontario provided employability skills interventions to 62 youth with barriers to employment under a Skills Link project. The participants benefited from hands-on workshops in the skilled trades of construction, manufacturing and electrical. At the end of the project, 70 per cent of the participants were either employed or had returned to school.

In 2010–11, the reachAbility Association provided employability skills interventions to 10 youth with barriers to employment in Halifax, Nova Scotia under a Skills Link project. The participants benefited from various hands-on workshops that focused on subjects such as computer use, research and networking. At the end of the project, 80 per cent of the participants were employed or had returned to school.

From September 7, 2010 to June 10, 2011, the YMCA of Greater Vancouver provided career-related work experiences to 73 unemployed or underemployed post-secondary graduates across British Columbia. The participants gained 4 to 6 months of work experience in green sectors of the economy. At the end of the project, 74 per cent of the participants were employed and 3 per cent had returned to school.

From October 25, 2010 to May 31, 2011, the Canadian Media Production Association provided career-related work experience to 40 unemployed or underemployed post-secondary graduates in eight provinces across Canada. The participants gained 24 weeks of hands-on work experience in the field of film, television, and the interactive media production industry. At the end of the project, 82 per cent of the participants were employed and 2 per cent had returned to school.

ThirdQuarter Project

Economic Action Plan 2012 proposes $6 million over three years to extend and expand the ThirdQuarter project to key centres across the country.

Older workers face particular challenges in finding employment, despite their skills and experience being valuable assets to employers and the labour market. The Targeted Initiative for Older Workers is a federal-provincial-territorial employment program that provides a range of employment activities for unemployed older workers in vulnerable communities with populations of less than 250,000 to help them stay in the workforce. Budget 2011 provided $50 million over two years to extend this program until 2013–14, helping to ensure that displaced older workers have access to the training and employment programs they need to secure new employment.

The ThirdQuarter project is an innovative initiative, led by the Manitoba Chamber of Commerce, to help employers find experienced workers who are over 50. It provides an online forum that makes it easier for individuals to find jobs that match their skills, while helping businesses and organizations narrow the field of potential employees to those who have the skills they are seeking. ThirdQuarter was initially launched in 14 communities in British Columbia, Saskatchewan, Manitoba and the Atlantic provinces, where it has successfully connected employers with the experienced workers they had been seeking, leading to 900 older workers being hired.

In addition to the measures the Government has in place to support the employment of older Canadians who wish to remain in the workforce, Economic Action Plan 2012 is providing flexibility in the Old Age Security (OAS) program for those who wish to defer retirement. Starting on July 1, 2013, the Government will allow for the voluntary deferral of the OAS pension, for up to five years, allowing Canadians the option of deferring take-up of their OAS pension to a later time and receiving a higher, annual pension. In addition, Economic Action Plan 2012 provides the option to work longer and receive higher annual benefits.

Improving Labour Market Opportunities for Canadians With Disabilities

Economic Action Plan 2012 proposes $30 million over three years to the Opportunities Fund and announces the creation of a panel on labour market opportunities of persons with disabilities to improve their labour market participation.

Canadians with disabilities are disproportionately impacted by economic turbulence and encounter unique challenges in finding jobs during a period of economic recovery. Many employers have experienced first-hand the invaluable contribution Canadians with disabilities make to their businesses. This Government recognizes that economic growth and prosperity requires greater participation of Canadians with disabilities in the job market.

The Government supports the participation of persons with disabilities in the economy through transfers to the provinces and territories such as the Labour Market Agreements for Persons with Disabilities ($218 million annually) and the Labour Market Agreements ($500 million annually). The Government also invests $30 million annually through the Opportunities Fund for Persons with Disabilities to connect individuals with the skills and work experience needed to participate fully in the economy.

Economic Action Plan 2012 will invest an additional $30 million over three years in the Opportunities Fund to enable more Canadians with disabilities to obtain work experience with small and medium-sized businesses, and to ensure employers are aware of the invaluable contribution persons with disabilities can make to their business and the Canadian economy.

The Government will also establish a panel on the labour market opportunities of persons with disabilities. The panel will identify private sector successes and best practices with regard to the labour market participation of persons with disabilities. The Minister of Finance and the Minister of Human Resources and Skills Development will review the panel’s report by the end of 2012.

Helping Canadians With Disabilities Gain Employment and Work Experience Through the Opportunities Fund

From April 1, 2008 to March 31, 2011, the Canadian Council on Rehabilitation and Work provided employment services to 1,607 people with disabilities in British Columbia, Saskatchewan, Manitoba, New Brunswick, and Newfoundland and Labrador under a $2.6-million Opportunities Fund project. At the end of the project, 572 participants were employed and 45 had returned to school.

From April 1, 2008 to March 31, 2011, the Neil Squire Society provided employment services to 571 people with disabilities in British Columbia, Saskatchewan, Ontario and New Brunswick under a $3.5-million Opportunities Fund project. At the end of the project, 201 participants were employed and 77 had returned to school.

The participants in both these initiatives benefited from interventions that focused on skills development and work experience—often using wage subsidies to help employers hire people with disabilities.

In 2010, SPHERE-Québec received $8.6 million over three years from the Opportunities Fund for the coordination of projects aimed at helping persons with disabilities in Quebec acquire a wide range of skills and work experiences. In 2010, the Government also contributed $157,094 to the organization for its project Imagine…ton avenir!, which aims to give youth with disabilities a better chance at finding jobs.

Women on Corporate Boards

Economic Action Plan 2012 announces the creation of an advisory council of leaders from the private and public sectors to promote the participation of women on corporate boards.

Canadian women have high levels of education and business experience. Many lead successful businesses and are active members of corporate boards. Yet they remain under-represented on boards of directors and in top leadership positions. Increasing opportunities for women to serve on corporate boards makes good business sense for Canadian women and for Canada’s economy. The Minister for Status of Women will work with the private sector to promote the participation of women on corporate boards and champion their leadership. Through the creation of an advisory council of leaders from the private and public sectors, the Government will work with the private sector to link corporations to a network of women with professional skills and experience.

Promoting Widespread Opportunities From Federal Shipbuilding

Economic Action Plan 2012 confirms measures to promote the involvement of small and medium-sized enterprises in shipbuilding projects.

In 2010, the Government announced the $35-billion National Shipbuilding Procurement Strategy. A major milestone was reached in February 2012 with the signing of umbrella agreements with Irving Shipyard of Halifax and Vancouver Shipyards for the large combat and non-combat ship construction work valued at $33 billion. These shipyards were selected through an open, fair and transparent competition. Contracts for small vessel construction, valued at $2 billion, will be awarded to other Canadian shipyards, and ongoing refit and repair work valued at $500 million annually will be open to all shipyards through a competitive process. Together, these investments will revitalize the marine industry in Canada and deliver the vital equipment required by Canada’s naval and Coast Guard personnel to defend our sovereignty and national security, as well as advance Canadian interests abroad.

The National Shipbuilding Procurement Strategy is expected to provide thousands of high-value jobs over the next 20 to 30 years, providing stability for shipbuilders across the country. The Canadian Association of Defence and Security Industries has estimated that 15,000 direct and indirect jobs may be created over the coming decades. Economic benefits from the shipbuilding will flow to the broader marine industry, generating employment for skilled workers in a variety of sectors, such as steel manufacturing, information technology and defence systems.

The Government wants small and medium-sized enterprises to have all the information they need to be ready to take advantage of opportunities arising from the building of federal ships. The result is the Atlantic Shipbuilding Action Plan and the Western Canada Shipbuilding Action Plan. These Action Plans are designed to promote the active participation of small and medium-sized businesses in the supply chains that will result from the building of the ships and thus create growth and jobs throughout the regions.

IMPROVING THE EMPLOYMENT INSURANCE PROGRAM

Employment Insurance (EI) is Canada’s single largest labour market program, providing income replacement to help individuals and their families, as well as training and other labour market supports to help Canadians return to employment. As Canada’s economy and labour market context change over time, the Government must ensure EI remains effective and efficient in support of job creation and economic growth. Economic Action Plan 2012 proposes a number of targeted, common-sense changes to make EI a more efficient program that promotes job creation, removes disincentives to work, supports unemployed Canadians and quickly connects people to jobs.

Stable and Predictable EI Premium Rates

Economic Action Plan 2012 ensures stable, predictable EI premium rates by limiting premium rate increases to 5 cents each year until the EI Operating Account is in balance, and then moving to a seven-year break-even rate.

In response to the economic downturn in 2009 and 2010, the Government froze the EI premium rate in 2010 at the lowest rate since 1982, leaving more than $3.5 billion in the pockets of workers and employers. In 2011 and 2012, the Government limited the maximum annual premium rate change to 5 cents—a full 10 cents lower than the allowable annual increase limit—to help protect Canadian jobs during a period of fragile recovery. In 2011, Shelly Glover, Parliamentary Secretary to the Minister of Finance, and Kellie Leitch, Parliamentary Secretary to the Minister of Human Resources and Skills Development, also undertook cross-country consultations with Canadians on how the EI rate-setting mechanism could be further improved. The consultations indicated that Canadians want stable and predictable EI premium rates, and a transparent rate-setting process.

In response to the consultations, the Government will introduce legislation to ensure predictability and stability in the EI premium rate. Over the next few years, the Canada Employment Insurance Financing Board (CEIFB) will continue to set the rate, but the Government will limit rate increases to no more than 5 cents each year until the EI Operating Account is balanced. Once the Account has achieved balance, the EI premium rate will be set annually at a seven-year break-even rate to ensure that EI premiums are no higher than needed to pay for the EI program. After the seven-year rate is set, annual adjustment to the rate will also be limited to 5 cents. These improvements will ensure affordability for premium payers while offering ongoing predictability and stability.

The Government will also introduce legislation to allow the premium rate to be set earlier in the Fall to provide longer notice to employers and workers. In light of this new approach to rate setting, the Government will review the size and structure of the CEIFB to ensure that independent rate setting is done in the most cost-effective manner possible.

Connecting Canadians With Available Jobs

Economic Action Plan 2012 proposes $21 million over two years to connect unemployed Canadians with jobs.

Matching workers with available jobs is critical to supporting economic growth and productivity, as well as quality of life for Canadians. Economic Action Plan 2012 makes targeted new investments of $21 million over two years to help unemployed Canadians find jobs more quickly. These investments will enhance the content and timeliness of the job and labour market information that is provided to Canadians who are searching for employment. This Government recognizes that providing EI claimants with relevant and timely job information is essential for a quick return to work.

Along with providing relevant and timely job information, the Government will introduce legislation to strengthen and clarify what is required of claimants who are receiving regular EI benefits and are looking for work. In the coming months, the Minister of Human Resources and Skills Development will announce fair and transparent guidelines for compliance, which take into account local labour market conditions and an individual’s past history with the EI program.

The Government will also coordinate the Temporary Foreign Worker Program with efforts to connect unemployed Canadians with available jobs. In addition to the improvements to the Temporary Foreign Worker Program described later in this chapter, the Government is developing approaches to notify EI claimants when employers are looking for workers, and to inform employers if there are EI claimants in the same region who match the open positions. Creating a link between the EI program and the Temporary Foreign Worker Program will help make local and qualified Canadian workers aware of vacancies and available to fill them, while ensuring temporary foreign workers are employed where they are most needed.

Each year, the federal government transfers $1.95 billion from the EI program to the provinces and territories to support skills training activities and job search supports for EI claimants. Over the next 12 months, the Government will work with provincial and territorial governments to make skills training and job search supports available to EI claimants earlier in their claim period.

Removing Disincentives to Work

Economic Action Plan 2012 proposes $74 million over two years to introduce a new national Working While on Claim EI pilot project and proposes $387 million over two years to align the calculation of EI benefit amounts with local labour market conditions.

EI claimants who stay active in and remain connected to the labour market find permanent employment faster than those who do not. The existing Working While on Claim pilot project reduces claimants’ EI benefits dollar-for-dollar once they have earned a certain amount, discouraging them from accepting additional work. Economic Action Plan 2012 proposes to invest $74 million over two years in a new, national EI pilot project that will ensure claimants are not discouraged from accepting work while receiving EI benefits. This new pilot project will cut the current clawback rate in half and apply it to all earnings made while on claim. This new pilot will ensure that EI claimants always benefit from accepting work by allowing them to keep more of what they earn while on EI and supporting their search for permanent employment.

How the New Working While on Claim Pilot Project Benefits Claimants

Jennifer is a dental hygienist who has been laid off and is receiving EI benefits of $450 per week. She has found part-time work in a dental clinic that pays a total of $600 per week.

Under the current Working While on Claim pilot project, Jennifer can earn up to 40 per cent of her weekly benefits, $180, with no reduction in her EI benefit payment. Earnings above this level reduce her benefit payment dollar-for-dollar. Jennifer’s combined earnings and EI benefit would be $630.

Under the new pilot project, Jennifer’s EI benefit will only be reduced by 50 per cent of her earnings from working while she is on claim. Her combined weekly income would be $750, an increase of $120 per week.

Economic Action Plan 2012 also proposes to invest $387 million over two years to align the calculation of the value of EI benefits with local labour market conditions. This new approach will reduce disincentives to accepting all available work prior to applying to the EI program by permanently revising the way benefits are calculated. Beginning in April 2013, all claimants will have their EI benefit amount calculated based on the highest weeks of earnings over the preceding year. The number of weeks that will be used will range from 14 to 22, depending on the unemployment rate in the particular EI region. This approach to calculating the value of EI benefits will make the program more responsive to changes in the local labour market and ensure that those living in regions with similar labour market conditions receive similar benefits. While this new approach is being put in place, the current Best 14 Weeks pilot project will be extended, until April 2013.

EXPANDING OPPORTUNITIES FOR ABORIGINAL PEOPLES TO FULLY PARTICIPATE IN THE ECONOMY

Since 2001, the Aboriginal population has increased by 25 per cent, compared with 6 per cent for the Canadian population as a whole. About 25,000 Aboriginal youth turn 15 each year and this number is expected to increase after 2016, markedly so in some provinces. Over the coming decades, Aboriginal peoples will become an increasingly important source of Canada’s labour force growth.

The Government recognizes the contribution that Aboriginal peoples can make to the labour market as the youngest and fastest-growing segment of the nation’s population. The investments in this budget will help Aboriginal peoples participate more fully in Canada’s economy and benefit from its growth.

Investments to Improve First Nations Education

Economic Action Plan 2012 commits the Government to introduce legislation, and explore new funding mechanisms, for First Nations elementary and secondary education, and proposes $275 million over three years to support First Nations education.

In Budget 2010 the Government committed to work with First Nations to develop options, including new legislation, to improve the governance framework and clarify accountability for First Nations elementary and secondary education. In 2011, the Government and the Assembly of First Nations launched a National Panel, which made a number of recommendations for reforming First Nations education in its February 2012 report.

In response to the Panel’s report, the Government will work with willing partners to introduce a First Nation Education Act and have it in place for September 2014. The purpose of this legislation is to establish the structures and standards to support strong and accountable education systems on reserve. This will set the stage for more positive education outcomes for First Nations children and youth. The Government will also work to explore mechanisms to ensure stable, predictable and sustainable funding for First Nations elementary and secondary education.

To help ensure readiness for the new First Nations education system to be outlined in legislation, this budget will invest $100 million over three years for First Nations education to provide early literacy programming and other supports and services to First Nations schools and students, and to strengthen their relationships with provincial school systems.

To complement these investments in First Nations education programming, this budget will invest $175 million over three years to build and renovate schools on reserve, providing First Nations youth with better learning environments. This will build on investments in on-reserve school infrastructure made as part of Canada’s Economic Action Plan between 2009 and 2011.

Helping First Nations on Reserve Access the Labour Force

Economic Action Plan 2012 announces the Government’s commitment to improve the incentives in the on-reserve Income Assistance Program while encouraging those who can work to access training so they are better equipped for employment.

Since 2006, the Government has made substantial investments to improve Aboriginal labour market outcomes. Over $400 million annually is invested in Aboriginal skills and training through the Aboriginal Skills and Employment Training Strategy and the Skills and Partnership Fund, and over $300 million per year supports First Nations and Inuit in their post-secondary studies through the Post-Secondary Student Support Program and the University and College Entrance Preparation Program.

Equipping First Nations people with the skills and opportunities they need to fully participate in the economy is a priority for this Government and First Nations. In many areas of the country, First Nations communities are ideally placed to contribute to and benefit from large economic projects.

Through Economic Action Plan 2012, the Government is committing to make progress by better aligning its on-reserve Income Assistance Program with provincial systems through improved compliance with program requirements. The Government will also work with First Nations to encourage those who can work to access training and, more broadly, to improve the incentives for labour market participation in this program. Canada’s young Aboriginal population has tremendous potential for long-term success and economic prosperity, and our Government is committed to helping them achieve their full potential.

Supporting First Nations Fishing Enterprises

Economic Action Plan 2012 proposes $33.5 million in 2012–13 to extend the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

The Atlantic and Pacific Integrated Commercial Fisheries Initiatives are designed to integrate First Nations fishing enterprises into existing commercial fisheries. Through these and related programs, the Government has invested approximately $700 million to provide access to commercial fisheries and business development and co-management activities for First Nations fishing enterprises. To continue promoting integrated commercial fisheries, Economic Action Plan 2012 proposes $33.5 million in 2012–13 to the Department of Fisheries and Oceans to extend these initiatives.

Urban Aboriginal Strategy

Economic Action Plan 2012 proposes $27 million over two years to renew the Urban Aboriginal Strategy.

The Government is committed to working with other levels of government, Aboriginal organizations and the private sector to improve economic opportunities for Aboriginal peoples living in urban centres.

Through the Urban Aboriginal Strategy, the Government partners with Aboriginal communities and local organizations, municipal and provincial governments, and the private sector to support projects that respond to local priorities and activities such as job training, skills and entrepreneurship initiatives. For instance, the Strategy provided $200,000 to Winnipeg’s Urban Circle Training Centre, where for over 20 years around 350 urban Aboriginal people annually have received employment counselling and accredited training.

BUILDING A FAST AND FLEXIBLE ECONOMIC IMMIGRATION SYSTEM

Since 2006, the Government has pursued much-needed reforms to focus Canada’s immigration system on fuelling economic prosperity for Canada. For example, the Government has placed a high priority on finding people who have the skills and experience required to meet Canada’s economic needs. Temporary foreign workers have been given greater opportunities to contribute to the success of our economy, and provinces and territories now have the capacity to address their labour shortages through an expanded role in selecting immigrants.

Strengthening Canada’s Immigration System

Economic Action Plan 2012 announces the Government’s intention build a fast and flexible economic immigration system whose primary focus is on meeting Canada’s labour market needs.

By complementing recent reforms, Economic Action Plan 2012 will enable Canada to transition to an increasingly fast and flexible economic immigration system. In the future, the Government will explore with provinces, territories and employers approaches to developing a pool of skilled workers who are ready to begin employment in Canada. To ensure that immigrants are ready to work, the assessment of educational credentials will be strengthened and the federal skilled worker point system will be reformed to reflect the importance of younger immigrants with Canadian work experience and better language skills.

The Government will provide further incentives to retain educated and experienced talent through the Canadian Experience Class and introduce a new stream to facilitate the entry of skilled tradespersons. The Business Immigration Program will target more active investment in Canadian growth companies and more innovative entrepreneurs. The Provincial Nominee Program will be improved by focusing on economic immigration streams in order to respond quickly to regional labour market demand. In short, the Government is committed to strengthening the immigration system to make it truly proactive, targeted, fast and efficient in a way that will sustain Canada’s economic growth and deliver prosperity for the future.

Temporary Foreign Worker Program

Economic Action Plan 2012 announces the Government’s intention to better align the Temporary Foreign Worker Program with labour market demands and to ensure that businesses look to the domestic labour force before accessing the Temporary Foreign Worker Program.

Canada’s labour market faces high unemployment rates in some regions and labour shortages in other regions as well as in certain sectors. Where there are acute needs in the labour market that are not easily filled by the domestic labour force, temporary foreign workers are an important resource for Canadian businesses. To meet employer demand and improve the responsiveness of the Temporary Foreign Worker Program, the Government of Canada reduced the paper burden on employers and shortened processing times. The Government has also taken steps to enhance protection for temporary foreign workers.

Going forward, the Government will continue to consider additional measures to ensure that the Temporary Foreign Worker Program supports our economic recovery and growth by better aligning the program with labour market demands. At the same time, the Government will look at ways to ensure that businesses have made all reasonable efforts to recruit from the domestic labour force before accessing the Temporary Foreign Worker Program.

Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications

Economic Action Plan 2012 signals the Government’s intention to support further improvements to foreign credential recognition and to work with provinces and territories to identify the next set of target occupations for inclusion, beyond 2012, under the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications.

Ensuring that foreign credentials are quickly and fairly assessed in Canada helps highly skilled newcomers find work related to their training, allowing them to quickly contribute to Canada’s economy. Budget 2009 provided funding to support work on developing the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications, whereby foreign-trained professionals in priority occupations will have their qualifications assessed within one year, anywhere in the country. While the Framework is intended over time to apply to all regulated occupations, eight groups were identified in the Framework for inclusion by December 31, 2010. An additional six target occupations were identified in the Framework for inclusion by December 31, 2012.

2010 Target Occupations	2012 Target Occupations
Architects	Dentists
Engineers	Engineering Technicians
Medical Laboratory Technologists	Licensed Practical Nurses
Occupational Therapists	Medical Radiation Technologists
Pharmacists	Physicians
Physiotherapists	Teachers (K-12)
Registered Nurses
Financial Auditors and Accountants

The commitment in the Framework with respect to the 2010 target occupations has been met, and work is ongoing with respect to meeting the December 2012 timeline for the additional six priority groups. The Government will continue working with provinces, territories and other stakeholders to support further improvements to foreign credential recognition, including identifying a third set of target occupations for inclusion under the Framework after 2012.

The Government is taking further steps to help internationally trained professionals enter the workforce quickly through the Foreign Credential Recognition Loans Pilot, which was launched in February 2012. The Pilot will provide funding to community-based partners—such as non-government and non-profit organizations—to increase their capacity to deliver financial assistance to eligible professionals seeking to have their credentials recognized in Canada. The loans will make it easier for internationally trained professionals to complete the credential recognition process and find jobs that best suit their skills and experience.

Federal Skilled Worker Fee Refund

Economic Action Plan 2012 proposes to return applications and refund up to $130 million in fees to certain federal skilled worker applicants who applied prior to February 27, 2008 and have been waiting for processing to be completed.

Canada needs to select immigrants who are ready, willing and able to fully integrate into Canada’s labour market and fill gaps in our economy, particularly where we have existing skills shortages. Canada has a number of economic immigration programs, the largest one being the Federal Skilled Worker Program, which is the main avenue to permanent immigration to Canada.

The large backlog of applications that has accumulated under the Federal Skilled Worker Program is impeding the responsiveness of Canada’s immigration system. The Government recognized the backlog problem several years ago and has taken actions to eliminate it through our 2008 Action Plan for Faster Immigration. Before the Action Plan was introduced, the backlog had swelled to over 640,000 applicants, many of whom faced wait times of up to seven years. Through the judicious use of measures introduced by the Action Plan, the backlog has been cut to less than 300,000 applicants since 2008—a reduction of more than 50 per cent. Wait times for new applicants are now closer to 18 months on average, with some applicants waiting as little as 6 to 12 months.

Faster action is still required, however, in order to more immediately direct our efforts toward better addressing modern labour market realities. Canada risks losing the global talent competition for the world’s best and brightest as potential immigrants choose to take their skills to other countries with more responsive immigration systems rather than remain in the queue to have their application processed in Canada.

Economic Action Plan 2012 therefore proposes to return applications and refund up to $130 million in fees, on a cash basis, paid by certain federal skilled worker applicants who applied under previous criteria established prior to February 27, 2008.

STRENGTHENING CANADA’S PUBLIC INFRASTRUCTURE

The Government recognizes the importance of investments in public infrastructure. Efficient and modern public infrastructure helps move people, goods and services to markets and supports business competitiveness, job creation and economic growth.

The federal government plays an important role in the provision of public infrastructure in Canada. It is the custodian of an infrastructure portfolio with strategic national importance, including a wide range of transportation-related assets such as airports, ports and bridges. The Government also provides funding to support provincial, territorial and municipal infrastructure.

Since 2007, the Government has made significant investments in public infrastructure. Under the $33-billion, seven-year Building Canada plan, the Government provides major support for provincial, territorial and municipal infrastructure for investments in priority areas such as highways, roads, bridges, public transit, water infrastructure and broadband. This includes:

•

Federal funding of $8.8 billion under the Building Canada Fund, of which an estimated $5 billion will continue to flow beyond 2011–12 to municipalities, provinces and territories to reflect project timelines.

•

Predictable and long-term funding for municipalities under the Gas Tax Fund and the Goods and Services Tax rebate for municipalities. The Government has made the $2-billion annual allocation under the Gas Tax Fund a permanent legislated measure.

•	Investments to strengthen trade-related infrastructure through the Gateways and Border Crossings Fund and the Asia-Pacific Gateway and Corridor Initiative.

The Government also made $11 billion available for infrastructure stimulus initiatives under the stimulus phase of Canada’s Economic Action Plan.

Supporting Provincial, Territorial and Municipal Infrastructure

Economic Action Plan 2012 proposes $150 million over two years to support repairs and improvements to existing small public infrastructure facilities through the Community Infrastructure Improvement Fund.

The Government is taking concrete steps to deliver on its commitment to work with provinces, territories, the Federation of Canadian Municipalities and other stakeholders on the development of a long-term plan for public infrastructure that extends beyond the expiry of the Building Canada plan in 2014.

Consultations are underway with our partners and stakeholders. Together, we will explore broad directions and priorities for a new plan that will focus on investments in infrastructure that support long-term economic growth and prosperity, while encouraging greater private sector involvement and increasing the use of public-private partnerships where they can generate better value for taxpayers. A new plan will be designed to leverage funding from all governments and the private sector and ensure affordability and sustainability over the long term.

Over the next two years, the Government will spend nearly $12 billion to support provincial, territorial and municipal infrastructure through existing initiatives.

Community-based facilities contribute to the quality of life in small communities and large urban centres across Canada. To support repairs and improvements to existing facilities, such as community centres, Economic Action Plan 2012 proposes $150 million over two years for the establishment of a Community Infrastructure Improvement Fund. This new Fund will improve the quality of facilities enjoyed by Canadians while supporting job creation in communities across the country.

The Fund will be delivered by the regional development agencies and will support projects on a cost-shared basis in partnership with municipalities, community organizations and not-for-profit entities. Projects will be selected on the basis of their readiness to proceed and the anticipated economic benefits, including job creation.

Territorial Borrowing Limit

Economic Action Plan 2012 is confirming the introduction of amendments to the Yukon Act, the Northwest Territories Act and the Nunavut Act to create new regulations that will ensure consistent treatment of borrowing across the three territories and with their Public Accounts.

The Government of Canada is committed to supporting the three territorial governments in developing their economic potential. An important aspect of this support is providing clear rules by which territorial governments may borrow to undertake investments in their future. The Government of Canada will introduce amendments to the Yukon Act, the Northwest Territories Act and the Nunavut Act to create new regulations that will ensure consistent treatment of borrowing across the three territories and with their Public Accounts. This will provide certainty to territorial governments as they plan for their future.

In addition, the three territorial borrowing limits have been increased to $800 million, $400 million and $400 million respectively for the Government of the Northwest Territories, the Government of Yukon and the Government of Nunavut. This provides additional capacity for the three governments to borrow in support of their priorities, such as major infrastructure projects.

Making Important Investments in Strategic Public Infrastructure

Maintaining Safe and Reliable Passenger Rail Services

Economic Action Plan 2012 proposes $105 million in 2012–13 on a cash basis to support VIA’s operations and capital projects.

VIA Rail Canada operates the country’s national passenger rail service. In 2010, VIA served over 4 million passengers and connected 450 communities across Canada. To support VIA’s operations and investments in track signalling systems, track components, station repairs and information technology projects, Economic Action Plan 2012 proposes $105 million in 2012–13 on a cash basis for VIA Rail Inc. These investments will enhance the safety and efficiency of VIA Rail Canada’s operations.

Strengthening Canada’s Port System

Economic Action Plan 2012 proposes $27.3 million over two years to support the divestiture of regional port facilities and the continued operation and maintenance of federally owned ports.

Canada’s ports are an integral part of the national transportation system and play an important role in Canada’s international trade. The Government has recently announced up to $85.6 million in funding for capital projects and other modernization initiatives at the Ports of Montreal, Saguenay, and Sept-Îles. These investments will support the role of these ports as gateways to global markets and promote jobs and growth in the region.

Under the National Marine Policy, the Government has taken steps to strengthen the public port system by establishing dedicated and independent port authorities for Canada’s largest ports and divesting smaller regional ports to local interests. Port divestiture improves the efficiency of Canadian marine transportation by rationalizing the port system and placing decision making and operations in the hands of users and local interests. This will allow communities to own and control the use of their facilities and determine service and maintenance levels appropriate to their circumstances. To support the divestiture of regional port facilities and the continued operation and maintenance of federally owned ports, Economic Action Plan 2012 proposes $27.3 million over two years for Transport Canada.

Renewing the Canadian Coast Guard Fleet

Economic Action Plan 2012 proposes $5.2 billion over the next 11 years on a cash basis to renew the Fleet of the Canadian Coast Guard.

This year, the Canadian Coast Guard celebrates 50 years of dedicated service. The Coast Guard plays a key role in supporting the safety of Canadians, promoting uninterrupted shipping to Canadian port gateways, and facilitating trade flows. It delivers search and rescue programs, provides marine pollution responses, and supports science and other government maritime activities. The Canadian Coast Guard is Canada’s main maritime presence, especially in the high Arctic.

To renew the Canadian Coast Guard Fleet to make it more adaptable, capable and cost-efficient, Economic Action Plan 2012 proposes $5.2 billion over the next 11 years on a cash basis. The procurement of new vessels and helicopters for the Canadian Coast Guard, as well as work related to repairing and refitting existing vessels, will support jobs and generate significant economic benefits.

Maintaining and Improving Federal Infrastructure

Economic Action Plan 2012 provides $101 million on a cash basis to restore and modernize the Esquimalt Graving Dock.

The Esquimalt Graving Dock, which was originally constructed in 1927, is the largest deep-sea shipbuilding and repair facility on Canada’s West Coast. It generates economic benefits totaling $183 million annually for British Columbia and it supports an estimated 1,300 jobs in the Greater Victoria Area.

Budget 2011 provided $148 million, on a cash basis, over five years to carry out capital expenditures to maintain and improve a number of engineering assets, such as bridges, dams and other specialized assets, across Canada. Building on this commitment, Economic Action Plan 2012 proposes an additional $101 million, on a cash basis, over the next five years for Public Works and Government Services Canada to restore and modernize the Esquimalt Graving Dock. This investment will help maintain jobs and support economic activity in southern British Columbia.

Investing in Border Infrastructure

Under the Beyond the Border Action Plan, announced in Fall 2011, the Government will modernize and expand capacity at priority border facilities in Western and Central Canada. Investment in modern infrastructure at key land ports of entry will ensure that our border crossings have the capacity to support the volume of commercial and passenger traffic resulting from economic growth and job creation.

The Windsor-Detroit trade corridor is North America’s most important land crossing. The Government will continue to work with the State of Michigan, the U.S. Government and the Province of Ontario to make timely progress toward the construction of a new crossing.

Building a New Bridge over the St. Lawrence

The Government is building a new bridge to replace the existing Champlain Bridge in Montréal. It will span the St. Lawrence River to connect the Island of Montréal to the South Shore. This is the busiest crossing in Canada for cars, trucks and buses, and is vital to the regional and national economies with an estimated $20 billion in international trade crossing the bridge annually.

There are many components to the project, including environmental assessment, design work and financial analysis. In January, the Government formally launched the federal environmental assessment phase of the project. The Government will continue close collaboration with key stakeholders, including the Government of Quebec and municipalities in the region, as the project moves forward. The new bridge is expected to open in 2021–2022.

The Government has invested in the safety and security of the Champlain Bridge. Investments totalling $380 million since 2009 will keep the bridge safe until the new crossing is complete.

Table 3.3

Investing in Training, Infrastructure and Opportunity

millions of dollars

	2011–12	2012–13	2013–14	Total

Supporting Job Creation, Small Business and Skills Training
Extending the Hiring Credit for Small Business	51	154		205
Enhancing the Youth Employment Strategy		25	25	50
ThirdQuarter Project		2	2	4
Improving Labour Market Opportunities for Canadians with Disabilities		5	13	18

Subtotal—Supporting Job Creation, Small Business and Skills Training	51	186	40	277

Improving the Employment Insurance Program
Connecting Canadians With Available Jobs		11	10	21
Removing Disincentives to Work
New National Working While on Claim EI Pilot Project		28	46	74
Aligning Benefits With Local Labour Market Conditions		138	249	387

Subtotal—Improving the Employment Insurance Program		177	305	482

Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy
Investments to Improve First Nations Education		45	115	160
Supporting First Nations Fishing Enterprises		34		34
Urban Aboriginal Strategy		14	14	27

Subtotal—Expanding Opportunities for Aboriginal Peoples to Fully Participate in the Economy		92	129	221

Building a Fast and Flexible Economic Immigration System
Federal Skilled Worker Fee Refund		5	4	9

Strengthening Canada’s Public Infrastructure
Supporting Provincial, Territorial and Municipal Infrastructure		75	75	150
Making Important Investments in Strategic Public Infrastructure
Maintaining Safe and Reliable Passenger Rail Services		49	9	58
Strengthening Canada’s Port System		16	11	27
Renewing the Canadian Coast Guard Fleet		9	29	38
Maintaining and Improving Federal Infrastructure		–	1	1

Subtotal—Strengthening Canada’s Public Infrastructure		150	124	274

Total—Investing in Training, Infrastructure and Opportunity	51	609	601	1,262
Less funds existing in the fiscal framework		72	53	125

Net fiscal cost	51	537	549	1,137

Note: Totals may not add due to rounding.

Chapter 3.4

Supporting Families

and Communities

HIGHLIGHTS

Protecting the Health and Safety of Canadians

The Government is committed to promoting safe communities and protecting the health of individual Canadians. Economic Action Plan 2012 proposes:

✓	Expanding health-related tax relief under the Goods and Services Tax/Harmonized Sales Tax (GST/HST) and income tax systems to better meet the health care needs of Canadians.

✓	$51.2 million over the next two years to strengthen Canada’s food safety system.

✓	Financial support for employers of Canada’s military reservists to offset costs incurred when part-time reservists sign up for full-time duty.

✓	Announcing enhanced support for the Victims Fund in the coming months.

Investing in Communities

The Government is committed to preserving Canada’s diverse cultural treasures and improving the quality of life in communities across the country. Economic Action Plan 2012 proposes:

✓	Announcing the Government’s intent to explore with interested First Nations the option of moving forward with legislation that would allow private property ownership within current reserve boundaries.

✓	Providing $330.8 million over two years to build and renovate on-reserve water infrastructure and support the development of a long-term strategy to improve water quality in First Nations communities.

✓	Providing $11.9 million in 2012–13 to support shelter services and violence prevention programming on reserves.

✓	Continuing to explore social finance instruments as a way to further encourage the development of government-community partnerships.

✓	Supporting major exhibitions at Canadian museums and galleries by modernizing the Canada Travelling Exhibitions Indemnification Program.

✓	Continuing support to ParticipACTION and Le Grand défi Pierre Lavoie.

✓	Providing up to $99.2 million over three years to assist the provinces and territories with the cost of permanent flood mitigation measures undertaken for the 2011 floods.

Supporting Families

The Government is committed to expanding government support for families, students, seniors and pensioners, and persons with disabilities. Economic Action Plan 2012 proposes:

✓	Providing $1.4 million annually to ensure that Wage Earner Protection Program applicants receive the benefits they are entitled to when they need them.

✓	Requiring federally regulated private sector employers to insure, on a go-forward basis, any long-term disability plans they offer to their employees.

✓	Helping Canadians with severe disabilities and their families by improving the Registered Disability Savings Plan.

Protecting Canada’s Natural Environment and Wildlife

The Government is committed to preserving Canada’s natural beauty. Economic Action Plan 2012 proposes:

✓	$50 million over two years to protect wildlife species at risk.

✓	The creation of Canada’s first national near-urban park in the Rouge Valley in Ontario.

✓	Expanding the eligibility for the accelerated capital cost allowance for clean energy generation equipment to include a broader range of bioenergy equipment.

SUPPORTING FAMILIES AND COMMUNITIES

Economic Action Plan 2012 builds on previous measures the Government has taken since 2006 to create a safe and clean environment for all Canadians. Some of these measures are designed to preserve Canada’s natural heritage, such as protecting species at risk and creating Canada’s first national near-urban park.

The recent Crown-First Nations Gathering underscored the Government’s commitment to work with First Nations on shared priorities. Economic Action Plan 2012 supports this commitment by introducing initiatives to enhance economic potential on First Nations lands, improve water quality in First Nations communities, and address family violence on reserves.

Economic Action Plan 2012 will expand on investments to promote the health and safety of individual Canadians and families, including providing GST/HST and income tax relief on several health-related goods and services, and supporting the employers of military reservists.

Building on significant tax relief provided since 2006, the Government continues to invest in measures to support Canada’s families. Economic Action Plan 2012 delivers on this priority, for example, through improvements to the Registered Disability Savings Plan.

The Government also provides significant funding to provinces in support of health, education and other programs and services. In 2012–13, federal support to provinces and territories through major transfers and other direct targeted support will reach an all-time high of $60.9 billion—an increase of 43 per cent since 2005–06.

PROTECTING THE HEALTH AND SAFETY OF CANADIANS

Health-Related Tax Measures

Economic Action Plan 2012 proposes to expand health-related tax relief under the GST/HST and income tax systems to better meet the health care needs of Canadians.

Economic Action Plan 2012 proposes a number of changes to the tax treatment of health-related goods and services in order to reflect the evolving nature of the health sector and the health care needs of Canadians, including:

•	Exempting pharmacists’ professional services from the GST/HST, other than prescription drug dispensing services, which are already zero-rated under the GST/HST.

•

Expanding the list of health care professionals who can order certain medical and assistive devices zero-rated under the GST/HST to reflect the increasing involvement of health care professionals, such as nurses, in giving orders for these devices.

•

Expanding the list of GST/HST zero-rated medical and assistive devices and the list of expenses an individual may claim for income tax purposes under the Medical Expense Tax Credit (METC) to include blood coagulation monitors for use by individuals who require anti-coagulation therapy.

The changes to the GST/HST health-related measures will generally be effective March 30, 2012. It is estimated that these changes will reduce federal revenues by $3 million in each of 2012–13 and 2013–14.

Changes to the METC will apply for the 2012 and subsequent taxation years, and are estimated to reduce federal revenues by a small amount in each of 2012–13 and 2013–14.

Strengthening Food Safety

Economic Action Plan 2012 proposes $51.2 million over the next two years to continue measures to strengthen Canada’s food safety system.

Following the release of the Weatherill Report to address food safety risks, the Government launched several measures in 2009 to enhance surveillance and early detection and improve response capabilities to food-borne illness emergencies. To support the ongoing effectiveness of Canada’s food safety system, Economic Action Plan 2012 proposes $51.2 million over the next two years for the Canadian Food Inspection Agency, the Public Health Agency of Canada and Health Canada to continue these measures. The Government is also pursuing complementary activities to strengthen Canada’s food safety system, including plans to streamline and accelerate the process by which foods are regulated.

Fair Compensation for Employers of Canada’s Reservists

Economic Action Plan 2012 proposes action to provide financial support to employers of reservists, to offset costs incurred when part-time reservists sign up for full-time duty.

Canada’s reservists make an extraordinary commitment and many personal sacrifices to keep Canadians safe. They are called upon to serve abroad for extended periods, which can place significant financial strain on their employers—particularly small businesses. With assistance from Canada Company: Many Ways to Serve, which builds the bridge between business and community leaders and the Canadian Forces, the Government is working to ensure our reservists remain gainfully employed and that members of our military receive the widest support, care and recognition they deserve for the important contributions they make to Canada.

Building on the Government’s commitment to support the men and women of our armed forces, Economic Action Plan 2012 commits to providing financial support to employers of reservists to offset costs such as the hiring and training of replacement workers or increasing overtime hours for existing employees. Details of this program will be announced by the Government in the coming months.

Enhancing the Victims Fund

Economic Action Plan 2012 proposes to build on the Budget 2011 investment and will announce enhanced support for the Victims Fund in the coming months.

Victims of crime deserve to have a strong and effective voice in the federal justice and corrections systems. Budget 2011 renewed the Federal Victims Strategy, which enhanced programming and supported the Federal Ombudsman for Victims of Crime. The Government will announce further support to the Victims Fund in the coming months.

Supporting Victims of Crime

Since 2006, the Government has increased support for victims of crime to ensure they have an effective voice in the federal justice and corrections systems:

•   Budget 2006 provided $65 million over five years for a Federal Victims Strategy. This included the creation of the Office of the Federal Ombudsman for Victims of Crime and enhancing the Victims Fund to increase access to the justice system.

•   Budget 2010 provided $16.5 million over five years for additional programs for victims of crime, including support for Child Advocacy Centres.

•   Budget 2010 also provided $25 million over five years to address the high number of missing and murdered Aboriginal women. This funding includes support for victims.

•   Budget 2011 renewed, and made permanent, the Federal Victims Strategy at a funding level of $13 million per year.

Canadian Nuclear Safety Commission

Economic Action Plan 2012 proposes $8 million per year to cover the costs of licensing nuclear equipment and substances at educational institutions, medical institutions and government departments.

As Canada’s nuclear regulator, the Canadian Nuclear Safety Commission protects the health, safety and security of Canadians and supports Canada’s international commitments on the peaceful use of nuclear energy. To cover the costs associated with licensing nuclear equipment and substances at educational institutions, medical institutions and government departments, Economic Action Plan 2012 proposes $8 million per year for the Canadian Nuclear Safety Commission.

INVESTING IN COMMUNITIES

Improving Economic Potential on First Nations Lands

Economic Action Plan 2012 announces the Government’s intent to explore with interested First Nations the option of moving forward with legislation that would allow private property ownership within current reserve boundaries.

The Government of Canada continues to work with First Nations to create conditions to accelerate economic development opportunities. At the historic Crown-First Nations Gathering, the Prime Minister and the National Chief of the Assembly of First Nations agreed to launch within three months an economic task force that would report back in a timely fashion with recommendations to further unlock the economic potential of First Nations peoples.

This work will build on steps the Government has already taken to enable interested First Nations to assume greater control over their reserve lands, resources and environment, notably through the First Nations Land Management Act. First Nations that opt in to this Act can better pursue and seize economic opportunities. This puts First Nations in more direct control of their economic development, helping them build a brighter future in which their communities are self-sufficient and prosperous.

Budget 2011 reaffirmed the Government’s commitment to expand the First Nations Land Management regime by committing to reallocate up to $20 million over two years to respond to the growing interest from First Nations leaders to participate. This allowed the Government to introduce 18 new entrants to the regime in January 2012, bringing the total number of First Nations that are operating or developing their own land codes to 56.

Some First Nations have expressed an interest in exploring the possibility of legislation that would allow private property ownership within current reserve boundaries. Economic Action Plan 2012 announces the Government’s intent to explore with interested First Nations the option of moving forward with legislation that would allow for this. The Government will continue to work with First Nations to address barriers to economic development on reserve.

Investments to Improve First Nations Water Infrastructure

Economic Action Plan 2012 proposes $330.8 million over two years to build and renovate water infrastructure on reserve and to support the development of a long-term strategy to improve water quality in First Nations communities.

Many First Nations continue to face challenges ensuring access to safe water in their communities despite significant investments by the Government to help improve water systems. Since 2006, the Government has invested around $2.5 billion to assist First Nations in the construction, maintenance and operation of water and wastewater systems in their communities. This includes the completion of over 130 major projects and funding for the operation and maintenance of over 1,200 water or wastewater systems. The Government remains committed to improving the health and safety of First Nations communities.

Earlier this year, the Government introduced the Safe Drinking Water for First Nations Act to ensure First Nations have access to safe and reliable drinking water. This bill will allow the Government, in collaboration with First Nations, to develop federal regulations for access to safe drinking water, and to ensure the effective treatment of wastewater and the protection of sources of drinking water on reserve.

Addressing Family Violence on Reserve

Economic Action Plan 2012 proposes $11.9 million for the Family Violence Prevention Program in 2012–13, bringing the total budget for the program to $30.4 million for an additional year.

The Government has taken steps to improve the lives of women and children on reserve. Budget 2010 invested $25 million over five years to address the high number of missing and murdered Aboriginal women. In addition, legislation was introduced in 2011 to provide fairer treatment of marital property on reserve upon the dissolution of a marriage.

That said, numerous First Nations communities continue to experience family violence that threatens the ability to safely raise a family. Ensuring shelter services and violence prevention programming are available to on-reserve communities is an important element of addressing these serious security concerns.

Aboriginal Mental Health Programs

Economic Action Plan 2012 commits to working with Aboriginal communities and organizations, provinces and territories to improve the mental health and well-being of Aboriginal peoples in Canada.

Health Canada currently invests over $100 million annually to support mental health programs and services for Aboriginal peoples through community-level mental health initiatives, addiction and substance abuse treatment centres, and the National Aboriginal Youth Suicide Prevention Strategy. The Government has also provided significant support to Health Canada’s Indian Residential Schools Resolution Health Support Program, which provides mental health and emotional support services to former students and their families.

Supporting Effective Government-Community Partnerships

Economic Action Plan 2012 announces that the Government will continue to explore social finance instruments as a way to further encourage the development of government-community partnerships.

The Minister of Human Resources and Skills Development is modernizing the administration of grants and contributions to reduce red tape and make it easier to access funding. The Minister is also testing ways to maximize the impact of federal spending to support community-level partnerships, including pay-for-performance agreements and encouraging leveraging of private sector resources.

Building on these partnerships and the work of the Canadian Task Force on Social Finance, the Government will continue to support the momentum building around social finance initiatives and will explore social finance instruments. For example, social impact bonds hold promise as a tool to further encourage the development of government-community partnerships. Details will be announced by the Minister of Human Resources and Skills Development over the coming months.

Investments in Arts and Culture

Economic Action Plan 2012 proposes additional support to museums and galleries through the Canada Travelling Exhibitions Indemnification Program to help attract new exhibitions.

The Government recognizes that arts and culture is an important generator of jobs and growth. In challenging economic times, Canada’s Economic Action Plan included investments in culture, such as periodicals and the audiovisual sector. The Government also chose to increase funding for arts and culture during the global economic recession, providing economic stimulus through additional cultural infrastructure funding. The Government believes that supporting the arts is essential to supporting Canada’s economy and quality of life and will continue strong support for Canadian culture.

Economic Action Plan 2012 proposes to further support Canada’s museums by strengthening the Canada Travelling Exhibitions Indemnification Program, which helps Canadian museums and art galleries reduce their insurance costs when hosting major exhibitions. To achieve this, the Government will introduce legislation to raise the indemnification limit from $1.5 billion to $3 billion. This increased support will be complemented by a change to the calculation period and an increase in the maximum level of support per exhibition, from $450 million to $600 million. These important modernization initiatives will help art galleries and museums attract more internationally acclaimed treasures to Canada. Canadians are proud of their museums.Taken together, national and local museums in communities all across Canada are some of the best in the world. The Government created two new national museums: the Canadian Museum of Immigration at Pier 21 in Halifax and the Canadian Museum for Human Rights in Winnipeg. Canadians value museums, the stories they tell, the collections they house, and the role they play in preserving culture. Because of this, Economic Action Plan 2012 will maintain funding for Canada’s national museums.

Canada Council for the Arts

While continuing to recognize the importance of cultural institutions to Canada’s social and cultural fabric, the Government is maintaining funding for the Canada Council for the Arts. For over 50 years, the Canada Council for the Arts has been the leading supporter of Canadian artists. The Government has increased funding for the Canada Council to its highest funding level ever. Economic Action Plan 2012 will maintain record support for the Canada Council for the Arts by providing cultural communities with funding stability.

Commemorations for the Bicentennial of the War of 1812

Important commemorations for the 200th anniversary of the War of 1812 will boost tourism and allow Canadians to celebrate their history. The 200th anniversary of the War of 1812 is also an opportunity for Canadians to take pride in their history. Over the next four years, the Government’s investments will increase Canadians’ awareness of this defining moment in Canada’s history.

The 200th anniversary of the War of 1812 is just one of many events that are bringing Canadians together as the country moves closer to Canada’s 150th anniversary in 2017, which will also include celebrations around the Queen’s Diamond Jubilee.

Official Languages

Canada’s two official languages are an integral part of Canadian history and identity. The Government’s commitment to official languages has been recognized internationally. In 2009, the Prime Minister was honoured with the highest international award of merit for support to the Francophonie. The Government’s five-year “Roadmap for Canada’s Linguistic Duality 2008–2013” represents the most comprehensive investment in Canada’s official languages in Canada’s history. Economic Action Plan 2012 will continue support for official languages by maintaining funding to protect, celebrate and enhance Canada’s linguistic duality.

Encouraging Participation and Healthy Communities

Economic Action Plan 2012 proposes continued support to ParticipACTION and to Le Grand défi Pierre Lavoie.

The Government recognizes the role that participation in sport plays in promoting more active lifestyles and healthier, stronger communities.

Since coming to office, the Government has ensured that Canadian athletes are provided the support needed to reach the podium at every opportunity possible. This includes significant investment in high-performance sport including support to athletes, national sport organizations, and hosting of major international sporting events.

In 2015, Canada will again play host as Toronto welcomes the Americas for the Pan American and Parapan American Games. To ensure these Games are a success, the Government of Canada will invest, as its contribution, over $450 million to give our world-class athletes the opportunity to compete in state-of-the-art sport facilities. This significant investment will leave a lasting sport legacy for Canadians for years to come, and will bring economic prosperity throughout the Greater Toronto Area.

As announced in Budget 2011, the Government has increased its ongoing support to Special Olympics Canada to help enrich the lives of Canadians with an intellectual disability through sport and competition in Special Olympics events.

In addition, Economic Action Plan 2012 continues investments in ParticipACTION, which works with provincial and local partners to deliver community-based physical activity and fitness programs. Economic Action Plan 2012 also confirms further support to Le Grand défi Pierre Lavoie. Details on both initiatives will be announced in the coming months.

The Government is proud to make these investments, which will contribute to the well-being of Canadians across the country and the communities in which they live.

Strengthening Health Care in Rural and Remote Communities

To expand the provision of primary health services to Canadians in rural and remote communities, Budget 2011 announced that the Government would forgive a portion of Canada Student Loans for new family physicians, nurses and nurse practitioners who practise in underserved rural or remote communities, including communities that provide health services to First Nations, Inuit and Métis populations.

Starting in 2012–13, family physicians who meet the program criteria, including family medical residents in training with an accredited medical school in Canada, will be eligible for federal Canada Student Loan forgiveness of up to $8,000 per year to a maximum of $40,000, while nurse practitioners and nurses will be eligible for Canada Student Loan forgiveness of up to $4,000 per year to a maximum of $20,000.

Strengthening Access to Broadband in Rural Areas

The Government will act to ensure that Canadians living in rural Canada have access to the same high-quality broadband services as other Canadians.

As part of the stimulus phase of Canada’s Economic Action Plan, $225 million was provided to Industry Canada over three years to develop and implement a strategy to extend broadband coverage to as many underserved households as possible. The biggest component of this strategy is the Broadband Canada: Connecting Rural Canadians program, which has helped provide broadband access to over 210,000 additional households.

The Government recognizes that high-quality broadband networks are essential for enhancing local economic opportunities and for providing access to valuable services. In 2013, the Government plans to hold spectrum auctions for the 700 MHz and 2,500 MHz spectrum bands. In the spectrum auction involving the 700 MHz band, the Government will be implementing specific measures to ensure that Canadians living in rural Canada are able to receive the same high-quality services that are available to the rest of Canadians. Companies that have access to more than one block of the 700 MHz band, through the auction or through spectrum sharing, will be required to deploy new advanced services to 90 per cent of the population in their coverage area within five years and to 97 per cent within seven years.

Support to Provinces and Territories for the Floods of 2011

Economic Action Plan 2012 proposes up to $99.2 million over three years for permanent flood mitigation measures undertaken for the 2011 floods.

The Government is providing support to the many communities affected by recent natural disasters, and is committed to working with other levels of government to build safer and more resilient communities. The Government has worked with the provinces and territories to identify permanent mitigation measures that were undertaken for the floods of 2011. Economic Action Plan 2012 proposes up to $99.2 million over three years to assist the provinces and territories with the cost of permanent flood mitigation measures undertaken for the 2011 floods.

The Government is also committed to discussing with the provinces and territories the development of a national disaster mitigation program, recognizing that mitigation can lessen the impact of natural disasters on vulnerable communities and reduce the costs associated with these events.

SUPPORTING FAMILIES

Since 2006, this Government has introduced measures targeted to help families, students, seniors and pensioners, workers, persons with disabilities, and communities, including an ambitious agenda of personal income tax relief. Economic Action Plan 2012 also proposes a number of measures to improve the Registered Disability Savings Plan.

Keeping Taxes Low for Families and Individuals

Since 2006, the Government has implemented an ambitious agenda of tax relief for families and individual Canadians, aimed at creating a tax system that fuels job creation and growth in the economy and allowing Canadians to keep more of their hard-earned money. Tax reductions have also rewarded Canadians for realizing their full potential, and have given individuals and families the flexibility to make the choices that are right for them.

In total, the Government is providing almost $160 billion in tax relief for individuals and families over 2008–09 and the following five fiscal years. For instance:

•

The Government reduced the GST rate by 2 percentage points, benefiting all Canadians—even those who do not earn enough to pay personal income tax. Maintaining the GST Credit level while reducing the GST rate by 2 percentage points translates into more than $1.1 billion in GST Credit benefits annually for low- and modest-income Canadians.

•

The Government increased the amount of income that all Canadians can earn before paying federal income tax. Those who earn enough to pay tax also benefit from the reduction in the lowest personal income tax rate to 15 per cent from 16 per cent. Taxpayers can also earn more before being subject to higher income tax rates because of the increase in the income thresholds at which the 22-per-cent rate and the 26-per-cent rate begin to apply.

•

The Government introduced the Working Income Tax Benefit (WITB) in Budget 2007 and effectively doubled it under the stimulus phase of Canada’s Economic Action Plan. The WITB lowers the “welfare wall” and strengthens work incentives for low-income Canadians already working, while encouraging other low-income Canadians to enter the workforce.

•

The Government introduced the Tax-Free Savings Account (TFSA) —a flexible, registered, general-purpose savings vehicle available since 2009—that allows Canadians to earn tax-free investment income, improving incentives to save and allowing Canadians to more easily meet their lifetime savings needs. The response to the TFSA has been overwhelmingly positive. Approximately 8.2 million TFSA accounts have been opened, with more than $40 billion of assets growing tax-free.

With these actions, the Government has fulfilled commitments to reduce taxes on savings, lower the “welfare wall” for low- and modest-income earners, and reduce taxes for all Canadians.

Tax Relief for Canadians Since 2006

In total, the Government has introduced more than 140 tax relief measures since 2006. As a result of actions taken by the Government, the average family of four is saving more than $3,100 per year in taxes, and seniors and pensioners are receiving about $2.5 billion in targeted tax relief for the 2012–13 fiscal year. Due to measures taken since 2006, more than 1 million low-income Canadians, including about 380,000 seniors, have been removed from the tax rolls in 2012.

The federal tax burden for all Canadians is now the lowest it has been in 50 years. Going forward, the Government is committed to keeping taxes low for families and individuals.

Wage Earner Protection Program

Economic Action Plan 2012 proposes $1.4 million annually to ensure that Wage Earner Protection Program applicants receive the benefits they are entitled to when they need them.

The Wage Earner Protection Program (WEPP) was introduced in 2008 to provide timely compensation to workers for unpaid wages and vacation pay earned in the six months preceding an employer bankruptcy or receivership. In Budget 2009, WEPP was expanded to include severance and termination pay, and in Budget 2011 it was again expanded to cover employees who lose their jobs when their employer’s attempt at restructuring takes longer than six months and is subsequently unsuccessful. Economic Action Plan 2012 is committing $1.4 million annually to ensure that WEPP applicants receive the benefits they are entitled to when they need them.

Protecting Long-Term Disability Plans

The Government commits to introduce legislation to require federally regulated private sector employers to insure, on a go-forward basis, the long-term disability plans offered to employees.

In the March 2010 Speech from the Throne, the Government announced that it would explore ways to better protect workers when their employers go bankrupt. Today, the Government is committing to introduce legislation to require federally regulated private sector employers to insure, on a go-forward basis, any long-term disability plans they offer to their employees. Once the proposed legislation takes effect, employees with disabilities working in federally regulated sectors will be assured that the long-term disability benefits they have been promised will be fully protected.

Review of the Registered Disability Savings Plan

Economic Action Plan 2012 proposes measures to ensure that Registered Disability Savings Plans continue to meet the needs of Canadians with severe disabilities and their families.

In July 2006, the Minister of Finance appointed the Expert Panel on Financial Security for Children with Severe Disabilities to consider how best to ensure the financial security of children with severe disabilities. The Panel submitted its report, A New Beginning, in December 2006.

The Government acted on the Panel’s recommendations by announcing the introduction of a new tax-assisted Registered Disability Savings Plan (RDSP) in Budget 2007, which became available in December 2008.

The RDSP is widely regarded as a major policy innovation and positive development in helping to ensure the long-term financial security of children with severe disabilities. Since becoming available in 2008, nearly 55,000 RDSPs have been opened. This is due in part to the considerable efforts of financial institutions to make these plans available to Canadians. RDSPs are offered by 11 different financial institutions across the country, all of which have made a significant investment to offer the program.

Beneficiaries, their families and others have contributed over $220 million to these plans, and the Government has provided approximately $450 million in support through Canada Disability Savings Grants (CDSGs) and Canada Disability Savings Bonds (CDSBs).

In Budget 2011, the Government announced that it would undertake a review of the RDSP program in 2011, consistent with the commitment in Budget 2008 to review the program in three years to ensure that RDSPs are meeting the needs of Canadians with severe disabilities and their families.

The RDSP review was launched in October 2011. As part of the review, a consultation paper was released, which included a number of questions on which Canadians were invited to provide feedback. In response, the Government received more than 280 submissions from individuals and organizations. In addition, consultations were held with representatives from disability groups, financial institutions, and provincial and territorial governments, including public guardians and trustees. The Government wishes to thank those who participated in the review for their thoughtful input and suggestions.

Based on the feedback received during the review, Economic Action Plan 2012 proposes a number of measures to improve the RDSP. These measures will:

•

Provide greater access to RDSP savings for small withdrawals by replacing the requirement to repay any CDSGs and CDSBs paid into an RDSP within the 10 years preceding a withdrawal from the plan with a requirement to repay CDSGs and CDSBs at a fixed ratio to the amount withdrawn.

•

Provide greater flexibility to make withdrawals from certain RDSPs by increasing the annual maximum withdrawal limit that applies to these RDSPs, and ensure that RDSP assets are used to support a beneficiary during their lifetime by requiring a minimum amount to be withdrawn from all RDSPs beginning the year a beneficiary attains 60 years of age.

•

Provide greater flexibility for parents who save in Registered Education Savings Plans (RESPs) for children with disabilities by allowing investment income earned in an RESP to be transferred on a tax-free basis to an RESP beneficiary’s RDSP.

•

Provide greater continuity for long-term saving by RDSP beneficiaries who cease to qualify for the Disability Tax Credit in certain circumstances by extending the period that their plans may remain open.

•	Improve the administration of the RDSP for financial institutions and beneficiaries by amending certain RDSP administrative rules.

Establishing Plans and Legal Representation

The RDSP has been highly successful due in part to the cooperation of provinces and territories in ensuring that RDSP benefits are not clawed back by reductions in social assistance payments.

However, a number of adults with disabilities have experienced problems in establishing a plan because their capacity to enter into a contract is in doubt. Questions of appropriate legal representation in these cases are a matter of provincial and territorial responsibility. In many provinces and territories, the only way that an RDSP can be opened in these cases is for the individual to be declared legally incompetent and have someone named as their legal guardian—a process that can involve a considerable amount of time and expense on the part of concerned family members, and that may have significant repercussions for the individual.

Some provinces and territories have instituted more streamlined processes to allow for the appointment of a trusted person, such as a parent, other relative, or friend, to manage resources on behalf of an individual with a disability, or have otherwise indicated that their system already provides sufficient flexibility to address these concerns. The Government of Canada recognizes and appreciates the leadership shown by the Governments of British Columbia, Saskatchewan, Manitoba, Newfoundland and Labrador, and Yukon in this regard. In addition, the Government of Canada is pleased that the Government of Alberta has recently indicated that it will examine ways to simplify access to the RDSP program.

The Government of Canada continues to encourage the Governments of Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, the Northwest Territories and Nunavut to examine whether streamlined processes would be suitable for their jurisdiction.

Given the importance of this issue to the success of the RDSP program, the Government of Canada will work with provinces and territories to develop a standardized, streamlined process that provinces and territories could adopt in order to facilitate and simplify the process of opening RDSPs for beneficiaries who lack contractual competence.

In the interim, while these processes are being developed, Economic Action Plan 2012 proposes to temporarily expand the definition of who may be the plan holder of an RDSP. Specifically, a beneficiary’s spouse, common-law partner, or parent will be able to become the plan holder and open an RDSP on behalf of an adult who might not be able to open a plan due to concerns about their ability to enter into a contract. These rules will be in place until the end of 2016, to provide provinces and territories time to develop more appropriate, long-term solutions to address RDSP legal representation issues.

The changes to the RDSP will cost $3 million in 2012–13 and $6 million in 2013–14.

PROTECTING CANADA’S NATURAL ENVIRONMENT AND WILDLIFE

Since 2006, significant new resources have been provided to create new National Parks and expand existing ones, enhance water quality and protect wildlife, support environmental remediation of contaminated sites, protect the Great Lakes, improve air quality and address climate change. The Government is taking additional actions to protect and enrich our unique environmental heritage, so that it can be enjoyed and treasured by current and future generations of Canadians. These include new investments to safeguard wildlife species at risk, protect water resources, create Canada’s first national near-urban park and support clean energy generation.

Protecting Species at Risk

Economic Action Plan 2012 proposes $50 million over two years to protect wildlife species at risk.

The Species at Risk Act is one of the Government’s main conservation tools to protect wildlife species, maintain healthy ecosystems and preserve Canada’s natural heritage. To continue to protect Canada’s diverse species and help secure the necessary conditions for their recovery, Economic Action Plan 2012 proposes $50 million over two years to support the implementation of the Species at Risk Act.

Protecting Water and Wildlife Resources

The Government will continue to pursue water quality and ecosystem health improvements.

The Government is working together with partners to protect and restore Canada’s water resources for the benefit of all Canadians. Going forward, the Government will continue to pursue water quality and ecosystem health improvements in lakes and other bodies of water, such as Lake Winnipeg and Lake Simcoe.

Environment Canada is also working towards establishing a hunting and wildlife advisory panel. Details are to be announced in the coming months.

Port Hope Area Initiative

Economic Action Plan 2012 proposes $8 million over two years to compensate property owners and municipalities.

The Government is committed to safely clean up and store historical low-level radioactive waste in Port Hope and Clarington, Ontario. New facilities are being constructed in both communities where the waste will be safely managed. Economic Action Plan 2012 proposes $8 million over two years to help compensate property owners and municipalities for potential losses related to remediation efforts associated with the low-level waste.

Expanding Canada’s National Parks and Marine Conservation Areas

The Government has taken steps that will add more than 150,000 square kilometres to the lands and waters administered by Parks Canada—a more than 50-per-cent increase since 2006. Examples include:

Gwaii Haanas National Marine Conservation Area Reserve in British Columbia

The Gwaii Haanas National Marine Conservation Area Reserve and Haida Heritage Site extends about 10 kilometres offshore from the existing Gwaii Haanas National Park Reserve. It encompasses roughly 3,500 square kilometres of the Hecate Strait and Queen Charlotte Shelf natural marine regions. Combined with the existing park reserve, the new marine conservation area will protect over 5,000 square kilometres of spectacular wilderness from alpine mountain tops to the deep sea beyond the continental shelf—a first for Canada, North America and the world.

Nahanni National Park Reserve in the Northwest Territories

The Nahanni National Park Reserve was expanded six-fold in June 2009 and is the third largest park in Canada. It protects over 30,000 square kilometres (a little less than the size of Vancouver Island), which is approximately 91 per cent of the Greater Nahanni Ecosystem in the Dehcho region. The expansion of the Nahanni enhanced its UNESCO World Heritage Site designation as a protected area and Canada’s leadership in international protected area conservation. Globally unique caves, canyons and rock towers can all be found within the expanded park as well as critical habitat for grizzly bears, woodland caribou and Dall’s sheep.

Rouge Valley National Near-Urban Park

The Government will take action on the creation of Canada’s first national near-urban park in the Rouge Valley in Ontario.

National Parks generate significant economic activity by attracting visitors from Canada and abroad, and provide Canadians with access to our natural heritage. To provide opportunities for local residents and visitors to enjoy, discover and learn about the Rouge Valley’s rich natural and cultural heritage, the Government will be taking steps towards the creation of Canada’s first national near-urban park in the Rouge Valley in Ontario.

Expanding Tax Support for Clean Energy Generation

Economic Action Plan 2012 proposes to expand the eligibility for the accelerated capital cost allowance for clean energy generation equipment to include a broader range of bioenergy equipment.

The tax system encourages businesses to invest in clean energy generation and energy efficiency equipment by providing an accelerated capital cost allowance (CCA) rate. CCA Class 43.2 includes a variety of stationary equipment that generates or conserves energy by using renewable sources or fuels from waste, or by using fuel more efficiently. It allows the cost of eligible assets to be deducted for tax purposes at a rate of 50 per cent per year on a declining balance basis—which is faster than would be implied by the useful life of the assets.

Economic Action Plan 2012 proposes to expand the eligibility for accelerated CCA under Class 43.2 to include:

•	Waste-fuelled thermal energy equipment used for space and water heating applications.

•	Equipment that is part of a district energy system that distributes thermal energy primarily generated by waste-fuelled thermal energy equipment.

•	Equipment that uses residue of plants (e.g. straw) to generate electricity and heat.

It is estimated that these measures will reduce federal revenues by about $2 million over the next two years.

Table 3.4

Supporting Families and Communities

millions of dollars

	2012–13	2013–14	Total

Protecting the Health and Safety of Canadians
Health-Related Tax Measures	3	3	6
Strengthening Food Safety	26	26	51
Canadian Nuclear Safety Commission	8	8	16

Subtotal—Protecting the Health and Safety of Canadians	37	37	73

Investing in Communities
Investments to Improve First Nations Water Infrastructure	165	165	331
Addressing Family Violence on Reserve	12		12
Support to Provinces and Territories for the Floods of 2011	50	38	88

Subtotal—Investing in Communities	228	204	431

Supporting Families
Wage Earner Protection Program	1	1	3
Review of the Registered Disability Savings Plan	3	6	9

Subtotal—Supporting Families	4	7	12

Protecting Canada’s Natural Environment and Wildlife
Protecting Species at Risk	25	25	50
Port Hope Area Initiative	4	4	8
Expanding Tax Support for Clean Energy Generation	–	2	2

Subtotal—Protecting Canada’s Natural Environment and Wildlife	29	32	60

Total—Supporting Families and Communities	297	279	577
Less funds existing in the fiscal framework	216	216	432

Net fiscal cost	81	63	145

Note: Totals may not add due to rounding.

Chapter 4

Sustainable Social Programs

and a Secure Retirement

HIGHLIGHTS

✓	The Government is taking the necessary steps to ensure that Canada’s social programs remain sustainable over the long term.

✓

The Government has already set the future growth path of transfers to provinces and territories that will provide sustainable, predictable and record funding in support of health care, education and other services for Canadians.

✓

To ensure that Old Age Security (OAS) remains sustainable and reflects demographic realities, the Government will adjust the age of eligibility requirement for OAS, which will begin to be implemented in 2023 and will be fully implemented in 2029.

✓

To improve flexibility and choice, starting on July 1, 2013, the Government will allow for the voluntary deferral of the OAS pension, for up to five years, allowing Canadians the option of deferring take-up of their OAS pension to a later time and receiving a higher annual pension.

✓	The Government is improving the integrity and fairness of the tax system by closing tax loopholes that allow some businesses and individuals to avoid paying their fair share of tax.

✓

The Government is introducing measures to ensure that charities devote their resources primarily to charitable, rather than political, activities, and to enhance public transparency and accountability in this area.

SUSTAINABLE MANAGEMENT OF PUBLIC FINANCES

Putting Transfers on a Long-Term, Sustainable Growth Track

Economic Action Plan 2012 reaffirms the Government’s commitment to sustainable and predictable transfers to provinces and territories in support of health care, education and other programs and services.

The Government of Canada provides significant financial support to provincial and territorial governments on an ongoing basis to assist them in the provision of programs and services. Major transfers to provinces and territories will reach a record level of $59 billion in 2012–13, accounting for about a quarter of the Government’s total program spending (Chart 4.1).

The Government recognizes the important role major transfers play within the federation, and is committed to ensuring that transfers to other levels of government grow in a manner that is affordable and sustainable and reflects taxpayers’ ability to pay.

In December 2011, the Government set the future growth path of transfers to provinces and territories to provide sustainable and predictable funding in support of the provision of health care, education and other programs and services for all Canadians.

Legislation will be introduced to ensure the current 6-per-cent annual escalator for the Canada Health Transfer (CHT) will continue for five more years. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year.

This growth path demonstrates the Government’s commitment to a publicly funded, universally accessible health care system that respects the principles of the Canada Health Act and recognizes that health care is an area of provincial jurisdiction. Funding for health care will continue to grow from $27 billion in 2011–12 to a minimum of $38 billion by 2018–19. This health care funding will provide certainty and stability to the provinces and territories as they take action to put their respective health care systems on sustainable spending paths. The CHT will be reviewed in 2024.

The Canada Social Transfer (CST) provides financial support to provinces and territories for post-secondary education, social assistance and social services, as well as programs for children. Recognizing the importance of this funding for the delivery of social programs, the Government will introduce legislation to continue the 3-per-cent escalator for the CST for 2014–15 and subsequent years. The CST will also be reviewed in 2024.

In Budget 2007, the Government legislated equal per capita cash support for both the CST and the CHT in order to provide comparable treatment for all Canadians, regardless of where they live. CST equal per capita cash allocations began in 2007–08. To provide provinces and territories the time to prepare, legislation set 2014–15 as the year when CHT equal per capita cash allocations would begin.

The Government will introduce legislation to ensure that the transition is fiscally responsible by providing protection so that no province or territory will receive less than its 2013–14 CHT cash allocation in subsequent years as a result of the move to equal per capita cash.

The Government also announced in December 2011 that Equalization will continue to grow in line with GDP and Territorial Formula Financing (TFF) will continue to grow based on its current formula. Federal-provincial-territorial officials will complete the review of the technical aspects of Equalization and TFF in time for their renewal in 2014–15.

A Strong Retirement Income System for Canadians

The Government is committed to ensuring the retirement security of Canadians.

Canada has a strong, three-pillar retirement income system (see box). Since 2006, the Government has taken many steps to strengthen the system, including increasing the Guaranteed Income Supplement for the most vulnerable seniors, introducing pension income splitting, increasing the Age Credit and creating innovative programs such as the Tax-Free Savings Account and Pooled Registered Pension Plans.

Economic Action Plan 2012 takes action to ensure the retirement security of all Canadians now and into the future by:

•	Placing the first pillar, Old Age Security (OAS) and the Guaranteed Income Supplement (GIS), on a sustainable path.

•	Confirming that the Canada Pension Plan is sustainable at the current contribution rate of 9.9 per cent of pensionable earnings.

•	Confirming that the Government is moving forward on the timely implementation of Pooled Registered Pension Plans.

Canada’s Three-Pillar Retirement Income System

Pillar 1: Old Age Security Program

The Old Age Security (OAS) program is financed from the Government of Canada’s general revenues and provides a monthly pension to most Canadians 65 years of age or over. The maximum annual OAS pension is $6,481.

The Government provides additional support to low-income seniors through the Guaranteed Income Supplement (GIS). The maximum annual GIS benefit is $8,788 for single seniors and $11,654 for couples.

The OAS program provides approximately $38 billion per year in benefits to 4.9 million individuals.

Economic Action Plan 2012 introduces changes to the age of eligibility for OAS benefits, to be phased in gradually, starting in 2023. As well, Economic Action Plan 2012 introduces the option to defer the OAS pension and receive an actuarially adjusted pension, starting on July 1, 2013.

Pillar 2: Canada Pension Plan and Québec Pension Plan

The Canada Pension Plan (CPP) and the Québec Pension Plan (QPP) provide a basic level of earnings replacement in retirement for all Canadian workers. The CPP and the QPP are financed by contributions from workers and employers. The maximum annual CPP and QPP retirement benefits are $11,840.

The CPP and QPP also provide supplementary benefits, which include survivor benefits and disability benefits.

The CPP and QPP provide approximately $44 billion per year in benefits to 6.5 million individuals. Economic Action Plan 2012 confirms that the CPP is sustainable at the current contribution rate of 9.9 per cent of pensionable earnings.

Canada’s Three-Pillar Retirement Income System (cont’d)

Pillar 3: Voluntary tax-assisted savings opportunities

To help Canadians accumulate additional savings for retirement, the Government provides tax-assisted savings opportunities through Registered Pension Plans, Registered Retirement Savings Plans and Registered Retirement Income Funds. The Tax-Free Savings Account (TFSA), introduced by the Government in Budget 2008, also provides tax assisted savings opportunities. It is a general-purpose savings plan that may be used for any savings purpose, including retirement saving. The TFSA provides greater savings incentives for low- and modest-income individuals since neither TFSA investment income nor withdrawals affect eligibility for federal income-tested benefits and credits, such as OAS and GIS benefits.

The Government is adding to the pillar by introducing Pooled Registered Pension Plans, which will provide an accessible, large-scale and low-cost pension option to employers, employees and the self-employed.

The OAS program is the single largest program of the Government of Canada. It was put in place at a time when Canadians were not living the longer, healthier lives that they are now. It was designed for a much different demographic future than Canada faces today. In the 1970s, there were seven workers for every one person over the age of 65. There are currently four workers per senior, and in 20 years, there will be only two.

In addition, in 1970, life expectancy was age 69 for men and 76 for women. Today, it is 79 for men and 83 for women. The baby boom generation (born between 1946 and 1964) is also the largest age cohort in history. At the same time, Canada’s birth rate is falling. Given these demographic changes, the cost of the OAS program will grow from $38 billion in 2011 to $108 billion in 2030.

Many countries are increasing the age of eligibility of their public pension programs. Of the 34 Organisation for Economic Co-operation and Development countries, the following have recently increased or announced plans to increase the eligibility ages: Australia, Austria, Belgium, the Czech Republic, Denmark, Estonia, France, Germany, Greece, Hungary, Ireland, Israel, Italy, Japan, Korea, the Netherlands, the Slovak Republic, Slovenia, Spain, Turkey, the United Kingdom and the United States.

Also, as Canadians are living longer and healthier lives, many may prefer to work longer. The OAS program should reflect this new reality and provide the option for individuals to work longer and receive higher retirement benefits.

Economic Action Plan 2012 takes action to ensure that the OAS program is on a sustainable path. These actions will ensure OAS remains strong and is there for future generations when they need it, as it is for all seniors who currently receive these benefits.

Old Age Security Age of Eligibility

Economic Action Plan 2012 puts the OAS program on a sustainable path by proposing legislation to raise the age of eligibility for OAS and GIS benefits gradually from 65 to 67 starting in April 2023. This will be fully implemented by January 2029.

The age of eligibility for OAS and GIS will be gradually increased from 65 to 67, starting in April 2023, with full implementation by January 2029. An 11-year notification period, followed by a 6-year phase-in period, is being provided to ensure that individuals have significant advance notification to plan their retirement and make adjustments.

This proposed legislative change to the age of OAS/GIS eligibility will not affect anyone who is 54 years of age or older as of March 31, 2012. Thus, individuals who were born on March 31, 1958 or earlier will not be affected. Those who were born on or after February 1, 1962 will have an age of eligibility of 67. Those who were born between April 1, 1958 and January 31, 1962 will have an age of eligibility between 65 and 67.

For example, as shown in Table 4.2, someone born in April 1960 will be eligible for OAS/GIS at age 66 and one month.

Table 4.2

OAS/GIS Age of Eligibility by Date of Birth

	Year of Birth

	1958	1959	1960	1961	1962

Month of Birth	OAS/GIS Eligibility Age
Jan.	65	65 + 5 mo	65 + 11 mo	66 + 5 mo	66 + 11 mo
Feb. – Mar.	65	65 + 6 mo	66	66 + 6 mo	67
Apr. – May	65 + 1 mo	65 + 7 mo	66 + 1 mo	66 + 7 mo	½
June – July	65 + 2 mo	65 + 8 mo	66 + 2 mo	66 + 8 mo	½
Aug. – Sept.	65 + 3 mo	65 + 9 mo	66 + 3 mo	66 + 9 mo	½
Oct. – Nov.	65 + 4 mo	65 + 10 mo	66 + 4 mo	66 + 10 mo	½
Dec.	65 + 5 mo	65 + 11 mo	66 + 5 mo	66 + 11 mo	¯

Note: mo = months.

In line with the increase in age of OAS/GIS eligibility, the ages at which the Allowance and the Allowance for the Survivor are provided will also gradually increase from 60-64 today to 62-66 starting in April 2023. This change will not affect anyone who is 49 years of age or older as of March 31, 2012.

The Government will ensure that certain federal programs, including programs provided by Veterans Affairs Canada and Aboriginal Affairs and Northern Development Canada that currently provide income support benefits until age 65, are aligned with changes to the OAS program. Without such an alignment, individuals receiving benefits from these programs would stop receiving them at age 65 and face an income gap until age 67 when they become eligible for OAS and GIS. The alignment will ensure that these individuals do not face a gap in income at ages 65 and 66.

The Government will discuss the impact of the changes to the OAS program on Canada Pension Plan (CPP) disability and survivor benefits with provinces and territories, who are joint stewards of the CPP, in the course of the next triennial review. The Government will compensate provinces and territories for net additional costs they face resulting from the increase in the age of eligibility for OAS benefits.

Option to Defer the OAS Pension

Economic Action Plan 2012 proposes to give individuals the option to defer take-up of their OAS pension to a later time and subsequently receive an actuarially adjusted higher pension.

To improve flexibility and choice in the OAS program, starting on July 1, 2013, the Government will allow for the voluntary deferral of the OAS pension, for up to five years, allowing Canadians the option of deferring take-up of their OAS pension to a later time and receiving a higher, actuarially adjusted, annual pension. For example, individuals could continue to work longer and defer taking up their OAS pension beyond age 65, resulting in an actuarially adjusted pension starting in a subsequent year.

The adjusted pension will be calculated on an actuarially neutral basis, as is done with the CPP. This means that, on average, individuals will receive the same lifetime OAS pension whether they choose to take it up at the earliest age of eligibility or defer it to a later year. The annual pension will be higher if they choose to defer. GIS benefits, which provide additional support to the lowest-income seniors, will not be eligible for actuarial adjustment.

Example of One-Year OAS Deferral	Example of Five-Year OAS Deferral

Michael will be turning 65 in September 2013.	Rita will be turning 65 in December 2013.

Instead of taking up his OAS pension at age 65, he plans to continue working a year longer and defer the pension until age 66.

When he takes up his OAS pension at age 66, his annual pension will be $6,948 instead of $6,481 (in 2012 dollars).

She plans to continue working as long as she can. She prefers to forgo her OAS pension for the maximum deferral period of five years so that she can have a substantially higher annual pension amount, starting at age 70.

When she takes up her OAS pension at age 70, her annual pension will be $8,814 instead of $6,481 (in 2012 dollars).

Proactive Enrolment for OAS and GIS Benefits

Economic Action Plan 2012 proposes to put in place a proactive enrolment regime for OAS and GIS.

As part of the Administrative Services Review, initiated in Budget 2010, the Government is pursuing additional standardization and consolidation opportunities to improve the way it delivers services to Canadians while generating operational savings. In the context of this initiative, the Government will improve services for seniors by putting in place a proactive enrolment regime that will eliminate the need for many seniors to apply for OAS and GIS. This measure will reduce the burden on seniors of completing application processes and will reduce the Government’s administrative costs. Proactive enrolment will be implemented in a phased-in approach from 2013 to 2015.

Canada Pension Plan

Economic Action Plan 2012 announces that the 2010–2012 triennial review of the CPP confirms the financial sustainability of the Plan for at least the next 75 years at the current contribution rate of 9.9 per cent of pensionable earnings.

Federal, provincial and territorial Ministers of Finance have completed their 2010–2012 triennial review of the CPP. In accordance with the legislation governing the CPP, Finance Ministers review the financial state of the CPP every three years and make recommendations as to whether benefits or the contribution rate or both should be changed.

Economic Action Plan 2012 announces that the 2010–2012 triennial review of the CPP confirms the financial sustainability of the Plan for at least the next 75 years at the current contribution rate of 9.9 per cent of pensionable earnings. Thus, there will be no change to the contribution rate.

Finance Ministers also agreed to a number of technical amendments to the CPP legislation and to the CPP Investment Board regulations. The proposed CPP amendments range from consequential changes to the reforms that were made to modernize the CPP in the previous 2007–2009 triennial review to amendments that will ensure consistency within the different parts of the CPP legislation. The technical amendments will not change the level of CPP benefits or have an impact on the contribution rate.

The Government’s Record on Seniors

As a result of actions taken to date by the Government, seniors and pensioners will receive $2.5 billion in additional targeted tax relief for the 2012–13 fiscal year. In particular, since 2006, the Government has:

•   Increased the Age Credit amount by $1,000 in 2006 and by another $1,000 in 2009.

•   Doubled the maximum amount of income eligible for the Pension Income Credit to $2,000.

•   Introduced pension income splitting.

•   Increased the age limit for maturing pensions and Registered Retirement Savings Plans (RRSPs) to 71 from 69 years of age.

In 2012, a single senior can earn at least $19,542 and a senior couple at least $39,084 before paying federal income tax. As a result of actions taken since 2006, 380,000 seniors have been removed from the tax rolls.

In addition, the Government has strengthened the pillars of the retirement income system. The Government:

•   Created a new Guaranteed Income Supplement top-up benefit for Canada’s most vulnerable seniors. Budget 2011 announced additional annual benefits of up to $600 for single seniors and $840 for couples for more than 680,000 low-income seniors.

•   Increased, in Budget 2008, the amount that can be earned before the GIS is reduced to $3,500, so GIS recipients can keep more of their hard-earned money without any reduction in GIS benefits.

The Government’s Record on Seniors (cont’d)

•   In 2009, the Canada Pension Plan was modernized to make it more flexible for those transitioning out of the workforce and to better reflect the way Canadians currently live, work and retire.

•   Built a better framework for federally regulated Registered Pension Plans (RPPs)—including ensuring that an employer fully funds benefits if the pension plan is terminated.

•   Introduced several improvements to the tax rules for RPPs and RRSPs to support work and saving by older Canadians and to provide sponsors of defined benefit pension plans with more funding flexibility.

•   Expanded pension options with the introduction of Pooled Registered Pension Plans for millions of Canadians who have not previously had access to a large-scale, low-cost, professionally administered company pension plan.

•   Amended the Canadian Human Rights Act and the Canada Labour Code to prohibit federally regulated employers from setting a mandatory retirement age unless there is a bona fide occupational requirement. This allows Canadians to choose how long they wish to remain active in the labour force.

•   Introduced the Tax-Free Savings Account (TFSA) in Budget 2008. The TFSA is especially beneficial to seniors as neither the income earned in a TFSA nor withdrawals from it affect eligibility for federal income-tested benefits and credits, such as the Age Credit, OAS and GIS benefits. The TFSA also benefits seniors by providing them with a savings vehicle to meet their ongoing savings needs, something to which they have only limited access once they are over age 71 and are required to begin drawing down their registered retirement savings.

Finally, the Government has also strengthened direct support to seniors:

•   Budget 2011 provided $10 million over two years to increase funding for the New Horizons for Seniors Program, which funds organizations that help ensure that seniors can benefit from, and contribute to, the quality of life in their communities through active living and participation in social activities. This was in addition to $5 million per year provided in Budget 2010 and $10 million per year provided in Budget 2007.

•   Budget 2009 provided $400 million over two years for the construction of new housing units for low-income seniors.

•   Budget 2008 invested $13 million over three years to help seniors and others recognize the signs and symptoms of elder abuse and to provide information on what support is available.

•   Since 2006, $210 million has been invested in the Targeted Initiative for Older Workers, a federal-provincial-territorial employment program that provides a range of employment activities for unemployed older workers in vulnerable communities.

Federally Regulated Pension Plans

The Government has introduced legislation to implement Pooled Registered Pension Plans, which will provide a new, accessible, large-scale and low-cost pension option to employers, employees and the self-employed.

The Government is implementing changes to Canada’s pension landscape that will make saving for retirement easier for millions of Canadians. On November 17, 2011, the Government introduced the Pooled Registered Pension Plans Act (the PRPP Act). PRPPs will provide a new, accessible, large-scale and low-cost pension option to employers, employees and the self employed.

The PRPP Act will apply to employees in industries that are federally regulated. It will also apply to all individuals employed in the Yukon, Northwest Territories and Nunavut. Provinces must introduce enabling legislation in their own jurisdictions to make PRPPs available throughout Canada.

The Government will continue to work closely with the provinces to encourage implementation of the framework in a timely manner to help Canadians reach their retirement objectives. A high level of harmonization of regulations across jurisdictions will be instrumental in increasing the availability of PRPPs and achieving lower costs.

In December 2011, the federal government also released for public comment a package of draft amendments to the Income Tax Act and Income Tax Regulations to accommodate PRPPs under the tax rules. The tax rules for PRPPs will apply to all PRPPs, whether federally or provincially regulated. Comments received during the consultation period, which ended on February 14, 2012, are being reviewed. The tax rules for PRPPs will be implemented in 2012.

The Government will also introduce technical amendments to strengthen the Pension Benefits Standards Act, 1985.

Improving Tax Fairness and Integrity

Economic Action Plan 2012 proposes new measures to close tax loopholes in order to improve the fairness and integrity of the tax system and to help keep tax rates low.

In the 2010 Speech from the Throne, the Government committed to take aggressive steps to close tax loopholes that allow a few businesses and individuals to take advantage of hard-working Canadians who pay their fair share of tax. By broadening and protecting the tax base, these actions also help to keep Canadian tax rates competitive and low, thereby improving incentives to work, save and invest in Canada.

Since 2006, the Government has introduced over 40 measures to improve the integrity of the tax system, raising over $2 billion in revenues for the federal government in both 2013–14 and 2014–15. These measures also help protect provincial tax revenues on our shared tax bases.

The Government is taking further action through Economic Action Plan 2012 to improve the fairness and integrity of the tax system by:

•

Restricting the ability of foreign-based multinational corporations to transfer, or “dump”, foreign affiliates into their Canadian subsidiaries with a view to creating tax-deductible interest or distributing cash free of withholding tax, without providing any economic benefit to Canada.

•

Improving the effectiveness of Canada’s thin capitalization rules, which seek to prevent Canadian corporate profits from being distributed to certain non-resident shareholders free of Canadian income tax by way of interest payments on excessive debt.

•	Preventing the avoidance of corporate income tax through the use of partnerships to convert income gains into capital gains.

•	Modifying the penalty for making unreported tax shelter sales to better match the penalty to the purported tax savings of the unreported tax shelter.

•	Tightening the rules applicable to Retirement Compensation Arrangements to prevent certain schemes designed to inappropriately reduce tax liabilities.

•	Tightening the rules applicable to Employees Profit Sharing Plans to discourage excessive contributions for employees with a close tie to their employer.

Economic Action Plan 2012 proposals to improve tax fairness and integrity will yield $120 million in savings in 2012–13, rising to $320 million by 2013–14. Further details on these proposals can be found in Annex 4.

Enhancing Transparency and Accountability for Charities

Economic Action Plan 2012 proposes measures to ensure that charities devote their resources primarily to charitable, rather than political, activities, and to enhance public transparency and accountability in this area.

The Government of Canada provides registered charities with generous assistance under the tax system in recognition of the valuable work that they perform. Registered charities are exempt from tax on their income and may issue official donation receipts for gifts received. In turn, donors can use those receipts to reduce their taxes by claiming the Charitable Donations Tax Credit (for individuals) or Charitable Donations Tax Deduction (for corporations). In 2011, federal tax assistance for the charitable sector was approximately $2.9 billion. At the request of the Government, the House of Commons Standing Committee on Finance is studying current and proposed incentives for charitable giving to ensure that the tax incentives are as effective as possible.

Canadians have shown that they are willing to donate generously to support charities, but want to be assured that charities are using their resources appropriately. In this regard, charities are required by law to operate exclusively for charitable purposes and to devote their resources exclusively to charitable activities.

Given their unique perspectives and expertise, it is broadly recognized that charities make a valuable contribution to the development of public policy in Canada. Accordingly, under the Income Tax Act charities may devote a limited amount of their resources to non-partisan political activities that are related to their charitable purposes.

Recently, concerns have been raised that some charities may not be respecting the rules regarding political activities. There have also been calls for greater public transparency related to the political activities of charities, including the extent to which they may be funded by foreign sources.

The Canada Revenue Agency (CRA), as administrator of the tax system, is responsible for ensuring that charities follow the rules. Accordingly, to enhance charities’ compliance with the rules with respect to political activities, Economic Action Plan 2012 proposes that the CRA:

•	Enhance its education and compliance activities with respect to political activities by charities.

•	Improve transparency by requiring charities to provide more information on their political activities, including the extent to which these are funded by foreign sources.

These administrative changes will cost $5 million in 2012–13 and $3 million in 2013–14.

It is also proposed that the Income Tax Act be amended to restrict the extent to which charities may fund the political activities of other qualified donees, and to introduce new sanctions for charities that exceed the limits on political activities, or that fail to provide complete and accurate information in relation to any aspect of their annual return.

Chapter 5

Responsible Management to

Return to Balanced Budgets

HIGHLIGHTS

✓

In Budget 2011, the Government reiterated its commitment to generate ongoing savings from operating efficiencies and improving productivity by announcing a review of departmental spending. The results of this review are presented in this budget.

✓

Canada’s economic and fiscal fundamentals are strong. The scale of Canada’s efforts to reduce the deficit is modest compared to the expenditure restraint efforts being pursued by many countries around the world and relative to that undertaken in Canada in the mid-1990s, which included reduced transfers to provinces for health care and education.

✓	The Government’s economic management strikes the right balance between supporting economic growth and job creation and returning to budget balance over the medium term.

✓	That is why the Government remains committed to returning to balanced budgets at an appropriate pace as the economy continues to recover from the global economic crisis.

✓	The Government’s plan to return to balanced budgets over the medium term is on track.

✓

Measures initiated in Budget 2010 and Budget 2011 to restrain growth in federal spending have proven to be highly successful, contributing to a projected return to budgetary balance over the medium term, while ensuring continued and growing funding for the programs and services that are a priority for Canadians.

✓	The Government is not reducing transfers to persons, including those for seniors, children and the unemployed, or transfers to other levels of government in support of health care and social services.

✓

The results of the Government’s review of departmental spending will yield savings of $5.2 billion on an ongoing basis. The planned reduction in spending represents less than 2.0 per cent of federal program spending in 2016—17, or 0.2 per cent of Canada’s gross domestic product (GDP) in that same year.

RESPONSIBLE MANAGEMENT OF PUBLIC FINANCES

Canadians know the importance of living within their means and expect the Government to do the same. That is why the Government is committed to managing public finances in a sustainable and responsible manner. The Government’s responsible financial management put Canada in a position of strength when it came time to combat the global recession. From 2006 to 2008, the Government paid down over $37 billion in debt, significantly contributing to Canada’s low net debt position. This enabled the Government to quickly implement the stimulus phase of Canada’s Economic Action Plan without leaving the country in a vulnerable fiscal position like many European countries.

But Canadians know that responsible fiscal management—balancing the budget and reducing debt—does far more than just provide room to manoeuvre when the economy is negatively affected by developments outside our borders. Responsible fiscal management contributes to strong economic growth and job creation over the long term. Reducing debt:

•	Frees up tax dollars otherwise absorbed by interest costs, which can be reinvested in other priorities such as health care, public services or lower taxes.

•	Keeps interest rates low, encouraging businesses to invest for the future.

•	Signals that public services are sustainable over the long run.

•	Strengthens the country’s ability to respond to challenges such as population aging.

•	Preserves Canada’s low-tax plan, fostering the long-term growth that generates high-quality jobs for all Canadians.

THE PLAN TO RETURN TO BALANCE

The Government’s medium-term fiscal plan is founded on returning to balanced budgets. The means to achieve this goal have been well established, beginning in Budget 2009 with the launch of the stimulus phase of Canada’s Economic Action Plan, which was explicitly designed to be temporary. The plan was then augmented in Budget 2010, which announced targeted actions to control the growth in direct program spending, including: restraining the growth in defence spending; capping the International Assistance Envelope; freezing departmental operating budgets for two years; and freezing the salaries of the Prime Minister, Ministers, Members of Parliament and Senators until 2013.

Budget 2011 further augmented the plan. First, it delivered on the 2010 strategic review, which, combined with the results of the reviews of the previous three years, resulted in $2.8 billion in ongoing savings. Second, it launched a comprehensive review of departmental spending with the objective of achieving at least $4 billion in annual savings by 2014–15.

Over the past year, the Government assessed approximately $75 billion of direct program spending by departments and agencies. Federal organizations were asked to look at the efficiency and effectiveness of their programs and operations to ensure value for money, as well as to rethink business processes and service delivery platforms. Major transfers to persons and transfers to other levels of government were excluded from the scope of the review. In fact, transfers will continue to increase to record high levels in 2012–13 and going forward.

The following section provides an overview of the results of the review. It highlights key measures the Government is taking to find efficiencies in its operations and achieve greater relevance and effectiveness in government programs and services.

The [Canadian] authorities have appropriately shifted toward fiscal consolidation. The federal government is leading the initial fiscal effort, and regional governments are expected to follow suit.

[IMF] Staff supports the [Canadian] authorities’ objective of returning to a stronger fiscal position in the medium term.

— International Monetary Fund, November 2011

Reductions in Departmental Spending

The results of the Government’s review of departmental spending amount to roughly $5.2 billion in ongoing savings, representing 6.9 per cent of an aggregate review base of $75.3 billion.

These measures represent modest and measured action on the part of the Government to help ensure a return to balanced budgets over the medium term. In fact, the reduction in spending represents less than 2.0 per cent of expected federal program spending in 2016–17, or about 0.2 per cent of Canada’s GDP that same year (Chart 5.1).

As Table 5.1 demonstrates, this was not an exercise in across-the-board spending reductions. The Government focused instead on finding savings that would reflect the primary goal of achieving efficiencies in operations and enhancing productivity, as well as those that would better align spending with the priorities of Canadians. As a result, the savings achieved relative to existing spending vary across portfolios. Further, almost 70 per cent of the total ongoing savings are due to operating efficiencies. An overview of savings for each participating government portfolio appears in Annex 1.

Table 5.1

Planned Reductions in Departmental Spending

millions of dollars, accrual basis

Portfolio	2012–13	2013–14	2014–15	Ongoing	Review Base	Per Cent of Review Base[1]	Per Cent of Total Program Spending[1]

Aboriginal Affairs and Northern Development	26.9	60.1	165.6	165.6	6,223.2	2.7	0.06
Agents of Parliament	8.3	8.8	16.4	16.4	–	–	0.01
Agriculture and Agri-Food	17.1	168.5	309.7	309.7	3,092.3	10.0	0.12
Canada Revenue Agency[2]	14.8	87.0	225.4	253.1	3,641.2	6.9	0.09
Citizenship and Immigration	29.8	65.2	84.3	84.3	1,581.5	5.3	0.03
Environment	19.5	56.4	88.2	88.2	1,062.2	8.3	0.03
Finance[2]	20.6	32.6	34.6	38.6	229.4	16.8	0.01
Fisheries and Oceans	3.8	13.4	79.3	79.3	1,360.1	5.8	0.03
Foreign Affairs and International Trade	72.4	116.6	169.8	169.8	1,916.2	8.9	0.06
Health	111.7	218.5	309.9	309.9	4,811.7	6.4	0.12
Heritage	52.2	130.7	191.1	191.1	2,773.7	6.9	0.07
Human Resources and Skills Development	10.6	64.7	286.7	286.7	7,589.8	3.8	0.11
Industry	89.2	182.7	217.3	217.3	3,454.4	6.3	0.08
International Assistance Envelope	180.7	242.1	377.6	377.6	3,896.8	9.7	0.14
Justice	21.2	69.0	76.9	76.9	898.3	8.6	0.03
National Defence	326.8	706.1	1,119.8	1,119.8	15,069.0	7.4	0.42
Natural Resources	68.3	86.0	108.3	108.3	1,079.6	10.0	0.04
Privy Council Office	3.7	6.5	12.2	12.2	102.6	11.9	0.00
Public Safety	179.4	370.7	687.9	687.9	6,940.6	9.9	0.26
Public Service Commission	2.2	4.5	9.0	9.0	89.9	10.0	0.00
Public Works and Government Services[2]	1.5	28.1	85.3	177.6	1,848.6	9.6	0.07
Regional Development Agencies	26.7	73.4	86.9	86.9	996.2	8.7	0.03
Shared Services Canada	74.7	104.5	150.0	150.0	1,493.4	10.0	0.06
Transport	63.4	97.2	152.6	152.6	1,428.8	10.7	0.06
Treasury Board	10.4	18.6	30.2	30.2	281.1	10.7	0.01
Veterans Affairs[2]	36.1	49.3	66.7	36.9	3,487.6	1.1	0.01

Total Portfolio Savings	1,472.1	3,061.2	5,141.5	5,235.7	75,348.1	6.9	1.9

Note: Totals may not add due to rounding.

[1]	Ongoing savings as a percentage of the review base and 2016–17 total program spending across the Government.
[2]

Savings associated with the Canada Revenue Agency’s and the Department of Finance Canada’s spending reduction measures will continue to grow in value beyond 2014–15. Given that a large portion of its spending is fixed over the short term (e.g. through lease agreements and contracts), Public Works and Government Services Canada has until 2018–19 to achieve its savings target. The lower ongoing savings for Veterans Affairs Canada reflects the accrual impact of some of its savings measures, which are fully amortized by 2015–16.

This modest approach reflects Canada’s sound fiscal and economic fundamentals, and is in stark contrast to more significant expenditure restraint measures that many other countries have had to put in place to stabilize their fiscal positions.

Countries such as the United Kingdom and euro-area members including Greece, Portugal, Italy and Spain, for example, are drastically reducing funding and services for their citizens. The planned measures in many of these countries represent the deepest spending reductions in decades, and are accompanied by hundreds of thousands of lost public sector jobs, tax increases and postponed infrastructure projects.

Chart 5.2 compares the spending track underlying the Government’s plan to return to balance over the medium term, including the reductions in departmental spending announced in this budget, with those being implemented in Spain, the U.K., Italy, France and Germany. Up to 2014–15, planned spending restraint is expected to result in a decline in program spending as a share of GDP of 1.0 percentage point1. This is significantly less than the expenditure restraint measures being taken in other countries, where program spending as a per cent of GDP is being reduced by between 2.4 percentage points, in the case of Germany, and 4.5 percentage points in the case of Spain.

The actions the Government is currently undertaking to reduce the growth in spending are also modest compared to those implemented in the mid-1990s. Between 1993-94 and 1997-98, federal program spending was reduced by 3.8 percentage points of GDP, from 16.8 per cent to 13.0 per cent of GDP, and included reductions in Employment Insurance benefits and funding for the provinces and territories for healthcare and education.

[1]	Includes the impact of measures undertaken in Budget 2010, Budget 2011 and Budget 2012 to restrain growth in program spending.

Unlike the significant fiscal consolidation exercise in the mid-1990s, major transfers to persons and other levels of government for health care and education and other social programs will not be cut. On the contrary, major transfers to provinces, territories and individuals will grow over the forecast period. In 2014–15, once the planned reductions in departmental spending have been fully implemented, federal program spending is projected to be roughly 6 per cent higher than in 2010–11. This will be fuelled by continued growth in transfers to provinces for the provision of health care, education and social services and to individuals for Old Age Security and children’s benefits.

However, growth in spending is expected to be less than that of the economy. As a consequence, total program spending as a per cent of GDP is expected broadly to return to pre-recession levels over the budget horizon (Chart 5.3).

The planned reductions in departmental spending announced in this budget are modest and focused on making government operations leaner and more efficient, while preserving fundamental programs, services and transfers for Canadian individuals and families. Indeed, these spending reductions will result in a more productive, efficient and responsive government by:

•	Refocusing government and programs.

•	Making it easier for Canadians and businesses to deal with their government.

•	Modernizing and reducing the back office.

This section provides some examples of the savings measures that will be implemented in these areas, and Annex 1 contains additional details. Once departments and agencies have had the opportunity to communicate cost savings measures contained in this budget to their employees and collective bargaining agents, they will begin to implement these measures and communicate accordingly.

Refocusing Government and Programs

The Government is committed to reducing unnecessary spending by focusing on providing programs that are consistent with federal roles and responsibilities, ensuring programs are delivered by those best positioned to do so, and refocusing program funding based on achievable objectives and the needs of Canadians. In particular, the Government’s review of departmental spending has identified opportunities to better align program funding with citizen and business demand.

✓

The Government will introduce legislation to modernize Canada’s currency set by eliminating the penny from Canada’s coinage system. The Government will no longer distribute pennies as of Fall 2012. However, the penny will retain its value indefinitely and can continue to be used in payments. The penny has weak purchasing power and costs the Government 1.6 cents to produce. Other countries, such as New Zealand, Australia, the Netherlands, Norway, Finland and Sweden, have made smooth transitions to a penny-free economy. The Government expects that businesses will apply rounding for cash transactions in a fair and transparent manner. Canadians will be able to redeem pennies for full value. The Government will work in collaboration with institutions and charitable organizations that may wish to organize fundraising activities around the elimination of the penny.

✓

Domestic coinage denominations have been shifting from metal alloys to plated steel cores. The $1 and $2 coins are the last of the denominations to be converted to the new plating technology. The Government will adjust the metal composition of these coins, significantly reducing their unit production costs.

✓

The Government is eliminating the Public Appointments Commission Secretariat as the Government has significantly strengthened the rigour and accessibility of the public appointments system over the past five years. Improvements put in place to strengthen the public appointments system include advertising public appointment opportunities on a dedicated website and conducting open selection processes for leadership and full-time positions.

✓

In recent years, the Government has made major, necessary investments in the country’s military capabilities. Going forward, defence contracting and internal processes will be streamlined to achieve savings. However, Canadian Forces regular and reserve force strength will be maintained at 68,000 and 27,000, respectively, preserving the balance across the four Canada First Defence Strategy pillars upon which military capabilities are built—personnel, equipment, readiness and infrastructure.

✓

The Government will update the terms and conditions of employment abroad to make them comparable to benefits provided in the private sector or by other public sector counterparts. Based on international standards, rent ceilings for leased accommodations will be lowered moderately. Extending some postings will help deepen Canadians’ contacts on the ground and will also reduce the administrative costs associated with frequent relocation.

✓

The Government will also sell some official residences abroad and move to smaller ones, generating capital revenue of $80 million. More modest quarters will not impact the ability of our diplomats to do their jobs and will reduce the number of required staff, resulting in further operating savings.

✓

While the National Round Table on the Environment and the Economy (NRTEE) filled an important need in the past, a mature and expanded community of environmental policy stakeholders has demonstrated the capacity to provide analysis and policy advice for the Government of Canada. As a result, the Government will introduce legislation to eliminate the NRTEE. Environment Canada will continue to offer effective programs to protect Canada’s natural environment.

✓

The Government will eliminate the Katimavik program. Our Government is committed to giving our young people the opportunities they deserve, and we will achieve that by funding programs that benefit large numbers of young people at a reasonable cost rather than concentrating available funding on a very small number of participants at an excessive per-person cost. Our Government is proud to continue to invest in affordable, effective programming that engages youth, including Encounters with Canada, Forum for Young Canadians, and organizations that support youth, like the YMCA. Canadian Heritage will continue to invest over $105 million in youth programming to allow almost 100,000 young people to learn about their country.

✓

The Government will eliminate the Advanced Leadership Program at the Canada School of Public Service. While the program has been successful in building senior leader capacity, it is no longer a cost-effective learning tool. The school will continue to offer other relevant, affordable and quality learning experiences to support capacity building.

✓

The Government will introduce legislation to wind down Assisted Human Reproduction Canada, with final closure of operations by March 31, 2013. The winding down of the Agency responds to the 2010 ruling of the Supreme Court of Canada that significantly reduced the federal role in assisted human reproduction. Health Canada will take over responsibility for any remaining federal functions such as compliance and enforcement, and outreach.

Making It Easier for Canadians and Businesses to Deal With Their Government

The Government is maintaining its commitment to reduce unnecessary red tape to allow businesses to focus on creating high-quality jobs and contribute to Canada’s economic growth. Specifically, the Government will expand electronic services available to Canadians and Canadian businesses and introduce regulatory changes that will cut unnecessary red tape for citizens and employers, placing greater flexibility and control in their hands.

✓

The Government will consolidate Agriculture and Agri-Food Canada’s grants and contribution programs across the Department and streamline management of the Farm Debt Mediation Service. Delivering all of its programs out of one branch will allow the Department to offer more efficient services with fewer people. Farmers and the industry will benefit from this change, which will simplify the application process and reduce paperwork and other redundancies, while reducing costs.

✓

The Government will change how the Canadian Food Inspection Agency (CFIA) monitors and enforces non-health and non-safety food labelling regulations. The CFIA will introduce a web-based label verification tool that encourages consumers to bring validated concerns directly to companies and associations for resolution. The Government will also repeal regulations related to container standards to enable industry to take advantage of new packaging formats and technologies, while removing an unnecessary barrier for the importation of new products from international markets.

✓

The Government will streamline and modernize Human Resources and Skills Development Canada’s administration and delivery of grants and contributions, which will improve services and reduce red tape. Ongoing savings will be achieved by consolidating, standardizing and automating administrative functions to reduce duplication and increase capacity to offer advanced services and transactions online.

✓

The Government will replace the existing contribution agreements for the housekeeping and grounds maintenance components of the Veterans Independence Program (VIP) with annual grants. This will simplify the process for more than 96,000 Veterans, primary caregivers and survivors, who will continue to receive the financial support they need for housekeeping and grounds maintenance services, but will no longer have to obtain, track and submit receipts to be reimbursed. As a result, almost 2.5 million transactions each year related to these reimbursements under VIP will be eliminated.

✓

The Government is taking action to more quickly give doctors and patients access to drugs that have already passed a rigorous safety review, including removing the requirement for regulatory amendments to declare prescription status for new drugs, or to switch their status from prescription to non-prescription. This measure is purely about reducing the red tape that blocks drugs shown to be safe from getting on the market and is consistent with the Government’s broader red tape reduction efforts.

Modernizing and Reducing the Back Office

The Government is committed to streamlining, consolidating and standardizing administrative functions and operations within and across organizations. The Government has identified opportunities to consolidate administrative functions including human resources and financial services, real property maintenance, information technology, communications and contracting within portfolios and across similar organizations. It has also identified ways to reduce travel expenses by using virtual tools such as teleconferencing, videoconferencing and virtual presence.

✓	Environment Canada and Natural Resources Canada will reduce travel activities and will reduce their fleets by a total of 160 vehicles.

✓

A number of departments and agencies with similar mandates and program and policy goals, such as the regional development agencies, Health Canada and the Public Health Agency of Canada, and Agriculture and Agri-Food Canada and the Canadian Food Inspection Agency, will achieve savings by merging their back office functions.

✓

Public Works and Government Services Canada will introduce new office space standards in Crown-owned and federal government occupied buildings. The new, more efficient and effective office accommodation standards are consistent with industry best practices.

✓

Shared Services Canada (SSC) will now deliver email, data centre and network services to 43 federal organizations. SSC will realize significant cost savings by moving to a single email system, consolidating data centres, and utilizing its collective purchasing power.

Workforce Impact

As the largest employer in Canada, the Government is managing the impact of these spending reductions on its workforce responsibly.

The planned reduction in departmental spending is expected to eliminate about 12,000 government positions over a three-year-period, with affected individuals qualifying for collectively bargained workforce adjustment measures. This number takes into account attrition—largely retirement or other voluntary departures. In total, federal employment will be reduced by about 19,200 or 4.8 per cent. To the largest extent possible, the Government will use these vacancies towards redeploying individuals whose jobs have been affected by the spending reduction.

The planned reduction in employment includes the elimination of about 600 executive positions, or 7.4 per cent of the executive workforce, bringing the level of management overhead more in line with private sector best practices.

To put the total planned reduction in employment in perspective, the 4.8 per cent, or 19,200, reduction is about one-third of that experienced during the 1990s Program Review, which saw a reduction in federal employment of about 14 per cent or about 50,000.

Further, the planned reduction in employment would reverse only about 20 per cent of the increase in federal public sector employment that has occurred since the late 1990s. Indeed, between 1998 and 2011, federal employment grew by approximately one-third, or 95,000, from just under 300,000 in 1998 to just under 400,000 in 2011.

A large proportion of full-time-equivalent reductions will occur in the National Capital Region. The regional distribution of employment in the federal public service will be largely unaffected by the implementation of the departmental spending reductions.

It is expected that the proposed reduction in employment, which represents only 0.1 per cent of all jobs in Canada, will be marginal compared to the expected job growth in the wider economy over the course of the three years in which the reductions will be implemented.

In addition, the Government is taking actions in this budget, as part of its plan for jobs and growth, that will offset some of the reduction in public service employment, while at the same time creating an environment for private sector job creation.

The Government will make every effort to manage the employment reductions resulting from the reduction in departmental spending in a manner that treats federal employees fairly and minimizes disruptions to Canadians. The collectively bargained Workforce Adjustment Directive for unionized employees and the Directive on Career Transition for Executives set out the options and benefits available to employees whose position will be affected by a workforce adjustment situation.

Where possible, the Government will use natural attrition and internal redeployments to mitigate the impact on permanent federal employees. The Government will strengthen workforce information sharing across federal departments to ensure that hiring managers can be easily linked with affected employees.

The overall cost of workforce adjustment measures resulting from the planned reduction in departmental spending is estimated to be $0.9 billion. Consistent with government accounting practices, which are based on independently set standards, these costs are accrued in the 2011–12 fiscal year.

Responsible Expenditure Management

In addition to the measures described above, and as part of its commitment to responsible and sustainable public finances, the Government is implementing several other initiatives that will improve the efficiency and reduce the costs of service delivery, streamline its reporting procedures by eliminating unnecessary and duplicative reports, as well as better align planned spending with expected needs.

Updating Defence Capital Funding

The Government of Canada has made significant progress towards the implementation of the Canada First Defence Strategy, which outlines a comprehensive, long-term plan to provide the Canadian Forces with the people, equipment and support they need to carry out their core missions in Canada and elsewhere in North America and abroad. The Government will continue to replace key equipment, including purchasing new ships built in Canada through the National Shipbuilding Procurement Strategy, as well as by acquiring an affordable replacement for Canada’s aging CF-18 fleet to better equip Canada’s men and women in uniform. In order to ensure that funding for major capital equipment procurements is available when it is needed, the Government is adjusting the National Defence funding profile to move $3.54 billion over seven years into the future period in which purchases will be made.

Modernizing the Government’s Information Technology: Shared Services Canada

Shared Services Canada was established on August 4, 2011, as a demonstration of the Government’s commitment to generating operational efficiencies and ensuring value for Canadian taxpayers. The new department’s mandate is to consolidate information technology (IT) infrastructure, including email, data centres and networks, across 43 departments and agencies. Through this initiative, the Government will produce savings and reduce the Government’s footprint, strengthen the security and safety of government data to ensure Canadians are protected, and make it more cost-effective to modernize IT services. The new organization has already identified upfront, ongoing savings. It will continue to generate savings for taxpayers as it carries out its mandate.

The Government will introduce legislation establishing Shared Services Canada with a mandate to deliver value for money for Canadian taxpayers and giving it the necessary authorities to maintain the integrity of its mission-critical operations and to realize the efficiencies for which it was created.

Administrative Services Review—Moving Forward

Building on the administrative services review from Budget 2010, the Government set out a direction in Budget 2011 to improve services and realize efficiencies by examining government-wide solutions that standardize, consolidate and re-engineer the way it does business. As discussed above, the Government is moving forward with the creation of Shared Services Canada, with a mandate to lower costs by streamlining information technology networks, data centres and email systems.

Moving forward, the Government will pursue additional standardization and consolidation opportunities, continuing to improve the way it delivers services to Canadians while generating operational savings. For example, as discussed in Chapter 4, the Government plans to improve services to seniors, while reducing its own administrative costs, by putting in place a proactive enrolment regime that would eliminate the need for many seniors to apply for Old Age Security and the Guaranteed Income Supplement if they meet the eligibility requirements.

Parliamentary Expenses

The House of Commons Board of Internal Economy and the Senate Board of Internal Economy, Budgets and Administration have undertaken reviews of Parliamentary spending in order to find efficiencies and provide better value for taxpayers. These boards have found efficiencies through new policies and process improvements, and submitted their results to the Government.

Public Sector Compensation

The Government is also taking specific action to bring federal public service compensation in line with that of other public and private sector employers. This includes eliminating the accumulation of severance benefits for voluntary resignation and retirement, which to date has been eliminated for about 230,000 unionized and non-unionized federal government employees, including members of the Royal Canadian Mounted Police, the Canadian Forces and all executives in the core public administration. Other federal public sector employers are pursuing similar approaches.

Starting on April 1, 2012 and on a go-forward basis, the prior years of service of former members of the Canadian Forces who join the public service will be recognized for the purpose of calculating vacation entitlements.

Pensions of Public Servants and Parliamentarians

In Budget 2010, the Government indicated that it would engage public sector bargaining agents and assess measures taken by other jurisdictions in Canada to ensure that the total costs of compensation are reasonable. Employee pension plans represent a significant element of the Government’s total compensation expenses.

The Government is committed to respecting its pension obligations. The Government will take steps to ensure that plans are sustainable, financially responsible and broadly consistent with the pension products offered by other jurisdictions as well as fair relative to those offered in the private sector.

The Government proposes to adjust the Public Service Pension Plan so that public service employee contributions equal, over time, those of the employer (50/50). Comparable changes to the contribution rates will be made to the pension plans for the Canadian Forces, the Royal Canadian Mounted Police and Parliamentarians.

In addition, it is proposed that, for those employees who join the federal public service starting in 2013, the normal age of retirement will be raised from 60 to 65.

Adjustments to the pension plan of Parliamentarians will take effect in the next Parliament.

The Government will also work with Crown corporations to ensure that their employee pension plans are financially sustainable and broadly aligned with those available to federal employees.

The Government will be consulting with key stakeholders on all of these changes in the coming months.

Corporate Asset Management Review

Since 2009, the Government has been undertaking a systematic review of corporate assets as a normal part of good governance, which can contribute to the ongoing reallocation of financial resources to high priorities in order to maximize benefits to taxpayers. The review assesses selected assets, with a view to improve their efficiency and effectiveness and to ensure that government resources are employed in ways that focus on the priorities of Canadians. There are a number of potential outcomes from this process that may be adopted or implemented, ranging from the status quo to amendments to current mandates or governance, and even possibly divestment. The Government will continue to review its corporate assets to ensure value for taxpayers.

Greater Use of Telepresence Technology

The Government will explore ways to increase its productivity by using telepresence and other remote conferencing technologies more extensively. Telepresence technology is similar to videoconferencing; however, it enables participants to see life-size, full-motion video with high-quality sound. The Government will develop a strategy to expand the use of telepresence technology and other remote meeting solutions. Investments in this technology will be financed by reductions in travel expenses.

Next Steps

The section above has described the numerous measures that the Government has taken to date to achieve its medium-term objective of returning to balanced budgets. Following a deliberate and measured review of departmental spending, the Government is taking action to refocus federal efforts on relevant and effective programs that are required to meet long-standing needs in the primary areas of federal responsibility. It will also ensure that all government operations are performed as efficiently as possible.

Over the coming year, the Government will continue to examine new ways to reduce costs, modernize how government works and ensure value for taxpayers’ money, including in the areas of service delivery, corporate asset management, travel and administrative systems.

Chapter 6

Fiscal Outlook

HIGHLIGHTS

✓	The Government’s plan for returning to balanced budgets over the medium term is on track.

✓

The deficit in 2011-12 is projected to be $8.5 billion lower than it was in 2010-11, and it is projected to decrease by an additional $3.8 billion in 2012-13. The deficit is projected to continue to decline to $1.3 billion in 2014-15.

✓

Over the forecast period, the budgetary balance is projected to improve by a total of $39.6 billion compared to the November 2011 Update of Economic and Fiscal Projections, reflecting both the improved economic outlook and the Government’s strong fiscal management.

✓

As a share of gross domestic product (GDP), program expenses are projected to decline from 14.7 per cent in 2010-11 to 12.7 per cent in 2016-17, which represents a return to pre-recession spending ratios.

✓	The federal debt is projected to decline to 28.5 per cent of GDP in 2016-17, in line with its pre-recession level.

✓

Canada expects to achieve, well ahead of schedule, its Group of Twenty (G-20) commitments to halve deficits by 2013 and stabilize or reduce total government debt-to-GDP ratios by 2016, as agreed to by G-20 leaders at their summit in Toronto in June 2010.

✓

Canada continues to hold a significant fiscal advantage over other G-7 countries. The International Monetary Fund projects that by 2016, Canada’s total government net debt-to-GDP ratio will remain at about one-third of the G-7 average and more than 20 percentage points of GDP below that of Germany, the G-7 country with the next-lowest ratio.

INTRODUCTION

The economy is the Government’s top priority. Responsible and sustainable fiscal management is a key element of the Government’s plan to create jobs and growth over the long term. Economic Action Plan 2012 reaffirms the Government’s commitment to returning to balanced budgets over the medium term and putting the debt-to-GDP ratio on a downward track.

Chart 6.1 indicates that the projected budgetary balance has improved over the entire forecast horizon, reflecting both the improved economic outlook and the Government’s strong fiscal management. Over the current year and the next five years, the projected budgetary balance has improved by a total of $39.6 billion compared to the projection at the time of the November 2011 Update of Economic and Fiscal Projections. The Government projects that it will return to balanced budgets over the medium term.

An important measure of fiscal sustainability is the debt-to-GDP ratio. Before the global financial crisis, the Government reduced its debt by over $37 billion between 2006 and 2008. The resulting reductions in the debt-to-GDP ratio provided Canada with the flexibility to implement measures to support the economy as part of the stimulus phase of Canada’s Economic Action Plan without jeopardizing Canada’s fiscal sustainability. Returning to balanced budgets over the medium term will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track (Chart 6.2). Canada’s federal debt in relation to the economy is expected to decline to 28.5 per cent of GDP by 2016–17, in line with its pre-recession level.

As a result, Canada expects to achieve, well ahead of schedule, its G-20 commitments to halve deficits by 2013 and stabilize or reduce total government debt-to-GDP ratios by 2016, as agreed to by G-20 Leaders at their summit in Toronto in June 2010.

Canada continues to maintain a fiscal advantage over other G-7 economies. The International Monetary Fund projects that Canada’s total government net debt-to-GDP ratio (which includes federal, provincial and territorial debt, as well as the Canada Pension Plan and Québec Pension Plan) will remain the lowest among the G-7 countries, falling to 33.3 per cent in 2016 (Chart 6.3). This ratio would be about one-third of the G-7 average (92.9 per cent of GDP), and significantly lower than Germany, which would have the second-lowest net debt-to-GDP ratio in the G-7 (55.3 per cent of GDP).

FISCAL PLANNING FRAMEWORK

Approach to Budget Planning

To ensure objectivity and transparency, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for nearly two decades. This budget maintains that approach.

However, as described in Chapter 2, although the March 2012 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the global economic outlook remains uncertain and, as a result, the Government has judged it appropriate to maintain a downward adjustment to the private sector forecast for nominal GDP. With this adjustment for risk, the revenue projections are reduced by $3.0 billion in each year from 2012–13 to 2016–17 (Table 6.1).

Table 6.1

Planning Assumptions for Budget 2012

billions of dollars
	2012–13	2013–14	2014–15	2015–16	2016–17

Adjustment for risk to revenues[1]	-3.0	-3.0	-3.0	-3.0	-3.0

[1]	A negative number implies a deterioration in the budgetary balance. A positive number implies an improvement in the budgetary balance.

Fiscal Outlook Before the Measures Announced in Budget 2012

Table 6.2 provides a summary of the changes in the fiscal projections between the November 2011 Update and this budget. The $24.4 billion deficit projected for 2011–12, before measures announced in this budget, is $6.6 billion lower than the $31.0-billion deficit projected in the 2011 Update, which reflects in part the removal of the adjustment for risk since the fiscal year has essentially ended and the risks have not materialized. In addition, revenues are expected to be $1.6 billion higher than forecast in the Update, while the projections for program expenses and public debt charges are lower by $1.6 billion and $0.5 billion, respectively.

The budgetary balance over the remainder of the projection period has also improved since the Update, as higher revenues and lower public debt charges are expected to more than offset an increase in projected program expenses.

Table 6.2

Summary of Changes in the Fiscal Outlook Since the November 2011 Update of Economic and Fiscal Projections

billions of dollars

	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17

November 2011 Update budgetary balance	-31.0	-27.4	-17.0	-7.5	-3.4	0.5
Revenue effect of adjustment for risk	-3.0	-4.5	-3.0	-1.5	-1.5	-1.5

November 2011 Update budgetary balance before adjustment for risk	-28.0	-22.9	-14.0	-6.0	-1.9	2.0

Impact of economic and fiscal developments
Decisions since the November Update	-0.1	-0.7	0.0	0.0	0.0	0.0
Budgetary revenues	1.6	2.1	2.0	2.2	2.3	2.3
Budgetary expenses[1]	1.6	1.3	-0.8	-1.6	-1.3	-1.0

Public debt charges[1]	0.5	1.0	2.1	2.1	1.6	1.6
Total economic and fiscal developments	3.6	3.7	3.4	2.6	2.5	2.9

Revenue effect of adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0

Revised status quo budgetary balance (before budget measures)	-24.4	-22.2	-13.7	-6.3	-2.4	1.9

Note: Totals may not add due to rounding.

[1]	A negative number implies an increase in spending and a deterioration in the budgetary balance. A positive number implies a decrease in spending and an improvement in the budgetary balance.

Decisions taken since the November Update include the Government’s commitment to provide transfer protection payments to provinces in 2012–13 to ensure that no province experiences a decline in its combined entitlements under the Canada Health Transfer, Canada Social Transfer and Equalization and additional funding for Atomic Energy of Canada Limited to support its ongoing operations.

Budgetary revenues have been revised upward over the entire projection period from the November Update, primarily reflecting better-than-expected year-to-date results and the improvement in the economic outlook.

Budgetary expenses are projected to be below the level projected in the November Update in 2011–12 and 2012–13, but higher from 2013–14 onward. Lower projected spending in 2011–12 and 2012–13 is a result of lower year-to-date Employment Insurance benefits, lower offshore resource revenue being transferred to the provinces, and lower infrastructure spending as funding is being shifted to future years. Higher projected spending from 2013–14 onward reflects higher elderly and children’s benefits due to higher projected population growth and inflation, as well as the realignment of funding for infrastructure and the reassessment of government liabilities.

The decrease in public debt charges over the forecast horizon reflects a downward revision to projected interest rates, as well as the decrease in debt associated with an improved budgetary balance.

Fiscal Impact of Measures Announced in Budget 2012

Table 6.3 sets out the impact of the measures introduced in this budget.

Table 6.3

Fiscal Outlook With Measures

billions of dollars

	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017

November 2011 Update budgetary balance	-31.0	-27.4	-17.0	-7.5	-3.4	0.5
Economic and fiscal developments (including decisions since the Update and change to adjustment for risk)	6.6	5.2	3.4	1.1	1.0	1.4

Revised status quo budgetary balance (before budget measures)	-24.4	-22.2	-13.7	-6.3	-2.4	1.9

Budget measures
Revenue measures
Closing tax loopholes	0.0	0.1	0.3	0.4	0.4	0.5
Phasing out/eliminating tax preferences	0.0	0.0	0.1	0.2	0.2	0.3
Employment Insurance changes	-0.1	-0.3	-0.8	-1.1	-0.2	-0.2
Other measures	0.0	-0.2	0.0	0.2	0.4	0.4

Total revenue measures	-0.1	-0.4	-0.4	-0.2	0.9	1.1
Expense measures[1]
Supporting jobs and growth	0.0	-0.8	-0.9	-0.8	-0.6	-0.6
Reductions in departmental spending	-0.9	1.8	3.5	5.3	5.2	5.2
Updating defence capital funding	0.4	0.5	1.3	0.7	0.3	0.1

Total expense measures	-0.5	1.4	3.9	5.3	4.9	4.8
Total budget measures	-0.5	1.1	3.5	5.0	5.8	5.9

Budgetary balance (after budget measures)	-24.9	-21.1	-10.2	-1.3	3.4	7.8

Note: Totals may not add due to rounding.

[1]	A negative number implies an increase in spending and a deterioration in the budgetary balance. A positive number implies a decrease in spending and an improvement in the budgetary balance.

The new policy measures in this budget have a negative impact on the budgetary balance of $0.5 billion in 2011–12, largely due to the recording of a liability for estimated workforce adjustment costs associated with the departmental spending reductions announced in this budget. For the remainder of the forecast horizon, budget measures have a positive impact on the budgetary balance, rising from $1.1 billion in 2012–13 to $5.9 billion in 2016–17.

Revenue measures announced in this budget will lower revenues by $0.1 billion in 2011–12, by $0.4 billion in 2012–13 and 2013–14, and by $0.2 billion in 2014–15. They will raise revenues by $0.9 billion in 2015–16 and by $1.1 billion in 2016–17. Revenues are raised in all years by actions to close tax loopholes and phase out or eliminate tax preferences. The higher revenues from these actions are more than offset over the 2011–12 to 2014–15 period by the impact of Employment Insurance (EI) measures on EI premium revenues. EI premium revenues are lowered by the extension of the EI Hiring Credit for Small Business and limiting increases in the premium rate to 5 cents per year until the EI Operating Account is balanced.

The budget also announces actions to support jobs and growth. These measures cost a total of $3.6 billion over the next five years. At the same time, the budget will reduce departmental spending by $20.1 billion between 2011–12 and 2016–17 after taking into account workforce adjustment costs, which departments are expected to fund internally. Program expenses are also reduced by the alignment of defence funding with expected requirements. Overall, on a net basis, budget measures will reduce spending by $20.8 billion over 2011–12 and the next five years.

The fiscal projections in Chart 6.4 show that the Government remains on track to eliminate the deficit over the medium term.

Summary of Statement of Transactions

Table 6.4 summarizes the Government’s financial position, including measures announced in this budget.

Table 6.4

Summary Statement of Transactions

billions of dollars

		Projection
	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017

Budgetary revenues	237.1	248.0	255.0	270.4	285.5	300.0	312.5
Program expenses	239.6	241.9	245.3	249.4	253.9	261.7	268.6
Public debt charges	30.9	31.0	30.8	31.1	33.0	34.9	36.1

Total expenses	270.5	272.9	276.1	280.6	286.9	296.6	304.7

Budgetary balance	-33.4	-24.9	-21.1	-10.2	-1.3	3.4	7.8
Federal debt[1]	550.3	581.3	602.4	612.5	613.9	610.4	602.6

Per cent of GDP
Budgetary revenues	14.6	14.4	14.3	14.6	14.7	14.8	14.8
Program expenses	14.7	14.1	13.8	13.4	13.1	12.9	12.7
Public debt charges	1.9	1.8	1.8	1.7	1.8	1.8	1.8
Budgetary balance	-2.1	-1.5	-1.2	-0.6	-0.1	0.2	0.4
Federal debt	33.9	33.9	34.4	33.2	31.6	30.1	28.5

Note: Totals may not add due to rounding.

[1]

The projected level of federal debt for 2011–12 includes an estimate of other comprehensive income, as well as estimated transitional adjustments related to enterprise Crown corporations’ adoption of International Financial Reporting Standards.

As a result of the improved economic outlook and actions taken in this budget to support jobs and growth and to return to balanced budgets over the medium term, the budgetary balance is projected to improve from a $24.9-billion deficit in 2011–12 to a surplus of $7.8 billion in 2016–17. As a percentage of GDP, the budgetary balance is projected to improve from a deficit of 1.5 per cent in 2011–12 to a surplus of 0.4 per cent in 2016–17.

The federal debt-to-GDP ratio (accumulated deficit) stood at 33.9 per cent in 2010 –11, less than half of its peak of 68.4 per cent in 1995–96. The debt ratio is projected to fall to 28.5 per cent in 2016–17, in line with its pre-recession level.

Outlook for Budgetary Revenues

Table 6.5

The Revenue Outlook Budget 2012

billions of dollars

	Projection

	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017

Income taxes
Personal income tax	113.5	120.9	125.4	133.9	142.0	149.8	157.0
Corporate income tax	30.0	32.6	32.4	34.3	36.5	37.9	39.9
Non-resident income tax	5.1	5.2	5.5	6.0	6.5	7.0	7.4

Total income tax	148.6	158.6	163.3	174.2	184.9	194.7	204.3

Excise taxes/duties
Goods and Services Tax	28.4	29.1	30.9	32.4	34.0	35.6	37.3
Customs import duties	3.5	4.0	4.1	4.3	4.5	4.7	4.9
Other excise taxes/duties	11.0	10.9	10.9	10.9	11.0	10.9	10.7

Total excise taxes/duties	42.9	44.1	45.9	47.6	49.5	51.2	52.9

Total tax revenues	191.5	202.7	209.2	221.8	234.4	245.9	257.2
Employment Insurance premium revenues	17.5	18.7	20.1	21.5	23.0	24.2	23.6
Other revenues	28.1	26.6	25.7	27.0	28.2	30.0	31.6

Total budgetary revenues	237.1	248.0	255.0	270.4	285.5	300.0	312.5

Per cent of GDP
Personal income tax	7.0	7.0	7.1	7.2	7.3	7.4	7.4
Corporate income tax	1.8	1.9	1.8	1.8	1.9	1.9	1.9
Goods and Services Tax	1.7	1.7	1.7	1.7	1.8	1.8	1.8
Total tax revenues	11.8	11.8	11.8	11.9	12.1	12.1	12.2
Employment Insurance premium revenues	1.1	1.1	1.1	1.2	1.2	1.2	1.1
Other revenues	1.7	1.5	1.4	1.5	1.4	1.5	1.5
Total	14.6	14.4	14.3	14.6	14.7	14.8	14.8

Note: Totals may not add due to rounding.

Table 6.5 sets out the Government’s projection for budgetary revenues reflecting both Budget 2012 measures and the adjustment for risk, which for planning purposes is applied to tax revenues and other revenues. Revenues are expected to increase by 4.6 per cent in 2011–12 based on year-to-date results and the economic projections. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.7 per cent.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $7.4 billion, or 6.5 per cent, to $120.9 billion in 2011–12. Over the remainder of the projection period, personal income tax revenues increase somewhat faster than growth in GDP, averaging 5.4 per cent annual growth, reflecting the progressive nature of the income tax system combined with real income gains.

Corporate income tax revenues are projected to increase by 8.8 per cent to $32.6 billion in 2011–12. Over the remainder of the projection period, corporate income tax revenues are projected to grow at an average annual rate of 4.1 per cent, based on projected profit growth and measures announced in this budget.

Non-resident income tax revenues are projected to grow at an average rate of 6.3 per cent over the forecast horizon, reflecting projected growth in dividend and interest payments.

Goods and Services Tax (GST) revenues are projected to grow by 2.7 per cent in 2011–12 based on projected growth in taxable consumption and year-to-date results. Annual growth in GST revenues is projected to average 5.1 per cent over the remainder of the projection period, in line with growth in taxable consumption.

Customs import duties are projected to increase by $0.5 billion, or 14.9 per cent, in 2011–12, reflecting year-to-date results and lower customs import duties in 2010–11 due to the duty remission framework for certain imported ships announced on October 1, 2010. Over the remainder of the projection period, annual growth in customs import duties is projected to average 4.1 per cent, based on projected growth in imports and the tariff relief for manufacturers announced on November 27, 2011.

Based on year-to-date results, other excise taxes and duties are projected to be $10.9 billion in 2011–12 and remain close to that level over the remainder of the projection period.

EI premium revenues are projected to grow by 6.8 per cent in 2011–12. Based on the economic outlook and measures announced in this budget, including the new EI rate-setting mechanism, it is projected that the annual growth in EI revenues will average 4.8 per cent over the remainder of the forecast horizon and that the EI Operating Account will return to cumulative balance by 2016.

Employment Insurance Operating Account

Employment Insurance Operating Account Projections Including All Budget 2012 Measures

billions of dollars

	2011–	2012–	2013–	2014–	2015–	2016–
	2012	2013	2014	2015	2016	2017
EI premium revenues	18.7	20.1	21.5	23.0	24.2	23.6
EI benefits[1]	17.5	18.7	19.3	19.3	19.5	19.8
	2011	2012	2013	2014	2015	2016
EI Operating Account annual balance[2]	-0.6	-0.3	0.3	1.9	3.2	3.4
EI Operating Account cumulative balance[2]	-8.5	-8.8	-8.4	-6.6	-3.4	0.0
Reference:
Projected premium rate (per $100 of insurable earnings)	1.78	1.83	1.88	1.93	1.98	1.95
Projected premium rate without the changes to the premium rate-setting mechanism announced in this budget (per $100 of insurable earnings)	1.78	1.83	1.93	2.03	2.10	2.00

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are included in direct program spending.

[2]	The EI Operating Account annual and cumulative balances are on a calendar-year basis since the EI premium rate is set on a calendar-year basis.

In this budget, the Government is taking steps to respond to employers’ and employees’ concerns by ensuring the stability and predictability of EI premiums and limiting increases to 5 cents per year until the EI Operating Account is balanced. Further, the Government is pursuing a number of reforms to the EI program that will provide support for job creation, help unemployed Canadians find work and remove disincentives to work.

The global recession increased total benefit expenditures over a relatively short period of time, resulting in a projected cumulative deficit in the EI Operating Account of $8.5 billion in 2011. Over the next few years, the Canada Employment Insurance Financing Board will continue to set the rate, but the Government will limit rate increases to 5 cents each year until the EI Operating Account is balanced. Under the proposed new EI rate-setting mechanism, the EI Operating Account is projected to return to balance in 2016. To achieve this, the premium rate is projected to increase by 5 cents per year until 2015 to reach $1.98 per $100 of insurable earnings and then decrease to $1.95 in 2016. Without the changes to the premium rate-setting mechanism announced in this budget, the premium rate would have been higher in every year of the forecast horizon. Canada will continue to have one of the lowest payroll contribution rates in the OECD.

Other revenues include those of consolidated Crown corporations, net income from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. Other revenues are projected to fall by $1.5 billion, or 5.4 per cent, to $26.6 billion in 2011–12, as a number of one-time factors which raised 2010–11 revenues are not expected to reoccur in 2011–12. These include lower provisions for credit losses, unrealized gains on derivatives held under the Insured Mortgage Purchase Program, gains realized on the Government’s sale of common shares in General Motors, and foreign exchange gains. Growth in other revenues is expected to average 3.5 per cent per year over the remainder of the projection period.

Chart 6.5 shows that the revenue-to-GDP ratio decreased sharply from 16.3 per cent in 2006–07 to 14.3 per cent in 2009–10 due to the impact of the global recession and tax reductions. Revenues as a share of GDP rose to 14.6 per cent in 2010–11. Over the remainder of the forecast period, the revenue-to-GDP ratio is projected to remain relatively stable at that level.

Outlook for Program Expenses

Table 6.6

The Program Expenses Outlook

billions of dollars

		Projection
	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017

Major transfers to persons
Elderly benefits	35.6	38.1	40.4	42.6	45.0	47.5	50.1
Employment Insurance (EI) benefits[1]	19.9	17.5	18.7	19.3	19.3	19.5	19.8
Children’s benefits	12.7	12.8	13.2	13.5	13.8	14.0	14.1

Total	68.1	68.5	72.2	75.5	78.1	81.0	84.0

Major transfers to other levels of government
Canada Health Transfer	25.4	27.0	28.6	30.3	32.1	34.0	36.1
Canada Social Transfer	11.2	11.5	11.9	12.2	12.6	13.0	13.3
Other health and social transfers[2]	0.6	0.2	0.3	0.3
Fiscal arrangements[3]	16.4	16.9	17.8	18.7	19.5	20.3	21.1
Canada’s cities and communities	1.8	2.3	2.0	2.0	2.0	2.0	2.0
Other transfers[4]	0.7	2.3	1.1	0.4	0.3	0.3	0.2
Alternative Payments for Standing Programs	-3.1	-3.2	-3.4	-3.6	-3.8	-4.0	-4.2

Total	53.0	56.9	58.4	60.3	62.8	65.6	68.5

Direct program expenses
Operating expenses subject to freeze	54.7	54.9	53.6	53.3	53.3	54.8	55.6
Other operating expenses	22.5	22.7	23.2	23.2	23.4	24.4	24.4
Transfer payments	36.8	34.0	32.5	31.6	30.4	30.0	29.8
Capital amortization	4.4	4.9	5.3	5.5	5.8	6.0	6.1

Total	118.5	116.5	114.7	113.7	113.0	115.1	116.1

Total program expenses	239.6	241.9	245.3	249.4	253.9	261.7	268.6

Table 6.6 (cont’d)

The Program Expenses Outlook

per cent of GDP

		Projection
	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017
Major transfers to persons	4.2	4.0	4.1	4.1	4.0	4.0	4.0
Major transfers to other levels of government	3.3	3.3	3.3	3.2	3.2	3.2	3.2
Direct program expenses	7.3	6.8	6.5	6.1	5.8	5.7	5.5
Total program expenses	14.7	14.1	13.8	13.4	13.1	12.9	12.7

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are included in direct program spending.

[2]	Other health and social transfers include the Wait Time Reduction Transfer and other health-related transfers.
[3]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.
[4]

Other major transfers to other levels of government include transitional payments; transfer protection payments in 2010–11, 2011–12 and 2012–13; payments under the 2005 Offshore Accords; the recognition of repayment by British Columbia of the transitional assistance it received from the Government of Canada for sales tax harmonization; and a provision in 2011–12 in support of the Memorandum of Agreement between the Government of Canada and the Government of Quebec regarding sales tax harmonization.

Table 6.6 provides an overview of the projections for program expenses by major component, including the measures announced in this budget. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits are comprised of Old Age Security, Guaranteed Income Supplement and Spousal Allowance payments to qualifying seniors, with Old Age Security payments representing approximately 80 per cent of these expenditures. Elderly benefits are projected to grow from $38.1 billion to $50.1 billion over the planning period, or approximately 5.6 per cent per year—significantly faster than nominal GDP, which averages 4.4 per cent growth per year. This increase is due to consumer price inflation, to which benefits are fully indexed, and a projected increase in the seniors’ population from 4.8 million to 6.0 million over the planning period, or an average increase of 3.6 per cent per year.

EI benefits are projected to decrease by 11.6 per cent to $17.5 billion in 2011–12, based in large part on year-to-date results. EI benefits are projected to grow modestly over the remainder of the planning period, averaging 2.4 per cent per year, as the fiscal cost of new measures and higher average weekly benefits are offset by lower projected unemployment rates.

Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase moderately over the forecast horizon, reflecting population growth and adjustments for inflation.

Major transfers to other levels of government include transfers in support of health and social programs, Equalization and Territorial Formula Financing. Legislation will be introduced to ensure the current 6-per-cent annual escalator for the Canada Health Transfer (CHT) will continue for five more years. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The Government will introduce legislation to continue the 3-per-cent escalator for the Canada Social Transfer for 2014–15 and subsequent years.

Other major transfers to other levels of government in 2011–12 include recognition of the repayment by British Columbia of the transitional assistance it received from the Government of Canada for sales tax harmonization, as well as a provision in support of the Memorandum of Agreement between the Government of Canada and the Government of Quebec regarding sales tax harmonization. Additionally, other major transfers to other levels of government include total transfer protection payments to provinces in 2010–11, 2011–12 and 2012–13.

Direct program expenses include operating expenses of National Defence and other departments, expenses of Crown Corporations, transfers administered by departments for farm income support, natural resource royalties paid to provinces, and student financial assistance.

Some of these expenses are subject to the operating freeze announced in Budget 2010. These include the wages and salaries of federal employees, professional services contracts, telecommunications, leases, utilities (heat and hydro), materials and supplies. These expenses are projected to decline from 2011–12 to 2013–14 due to the cost containment measures introduced in previous budgets and reductions to departmental spending announced in this budget.

Other operating expenses include costs for employee pensions and other benefits, non-wage expenses of National Defence and amounts for items such as the allowance for bad debt. The projections for this expense item reflect the reallocation of resources to better align funding that will support the Canada First Defence Strategy. They also reflect departmental spending reductions announced in this budget.

Transfers are projected to decline over the projection period, reflecting the wind-down of the stimulus phase of Canada’s Economic Action Plan, a reduction in activity under the Building Canada Fund and departmental spending reductions announced in this budget.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase over the next five years as a result of new investments and upgrades to existing capital.

Table 6.7

Savings Measures Since Budget 2010

millions of dollars

	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017	Total

Budget 2010
Spending restraint	452	1,586	3,481	4,425	5,130	5,130	5,130	25,334
Tax fairness—closing tax loopholes	355	440	500	565	625	625	625	3,735

Total for Budget 2010	807	2,026	3,981	4,990	5,755	5,755	5,755	29,069

Budget 2011
Spending restraint		194	271	569	525	534	534	2,627
Tax fairness—closing tax loopholes		240	730	1,095	1,040	990	990	5,085

Total for Budget 2011		434	1,001	1,664	1,565	1,524	1,524	7,712

Budget 2012
Reductions in departmental spending		-900	1,762	3,481	5,332	5,175	5,219	20,069
Tax fairness—closing tax loopholes			120	320	415	440	490	1,785

Total for Budget 2012		-900	1,882	3,801	5,747	5,615	5,709	21,854

Total savings	807	1,560	6,864	10,455	13,067	12,894	12,988	58,635

Note: Totals may not add due to rounding.

Chart 6.6 shows program expenses as a share of GDP. The stimulus phase of Canada’s Economic Action Plan, which strengthened Canada’s economy and supported Canadians during the global recession, resulted in a temporary increase in the program expenses-to-GDP ratio. However, as a result of the targeted savings measures announced since Budget 2010, program expenses as a share of GDP decline in all years of the forecast horizon. As a share of GDP, program expenses are projected to decline from 14.7 per cent in 2010–11 to 12.7 per cent in 2016–17, which represents a return to pre-recession spending ratios.

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities.

Table 6.8

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

		Projection
	2010– 2011	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017

Budgetary balance	-33.4	-24.9	-21.1	-10.2	-1.3	3.4	7.8

Non-budgetary transactions
Pensions and other accounts	7.0	4.8	6.2	5.3	4.0	2.9	2.9
Non- financial assets	-3.2	-2.3	-1.0	-1.1	-0.7	-0.5	-0.3
Loans, investments and advances
Enterprise Crown corporations	-9.2	-4.5	-4.3	-4.7	-4.3	-5.6	-4.3
Insured Mortgage Purchase Program	5.2	3.4	2.4	41.9	10.6	0.0	0.0
Other	0.3	1.2	-0.4	-0.3	-0.3	-0.2	-0.2

Total	-3.7	0.1	-2.2	36.8	5.9	-5.9	-4.5
Other transactions	-12.9	-7.7	-5.2	-0.6	1.2	1.4	1.2

Total	-12.8	-5.1	-2.2	40.4	10.4	-2.1	-0.7

Financial source/requirement	-46.2	-30.0	-23.3	30.2	9.1	1.3	7.1

Note: Totals may not add due to rounding.

As shown in Table 6.8, significant financial requirements are projected in 2011–12 and 2012–13 ($30.0 billion in 2011–12 and $23.3 billion in 2012–13), followed by financial sources of $30.2 billion in 2013–14, $9.1 billion in 2014–15, $1.3 billion in 2015–16 and $7.1 billion in 2016–17. The requirements in 2011–12 and 2012–13 mainly reflect the budgetary balance, whereas the financial sources expected over the 2013–14 to 2016–17 period mainly reflect the improvement of the budgetary balance and the repayment of principal on assets maturing under the Insured Mortgage Purchase Program.

The financial source associated with pensions and other accounts is expected to be $6.2 billion in 2012–13. Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those of federally appointed judges and Members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets that are included in the budgetary balance. They also include the proceeds from the net losses or gains of tangible capital assets, losses on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. A net cash requirement of $1.0 billion is estimated for 2012–13.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada (BDC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The requirements for enterprise Crown corporations projected from 2011–12 to 2016–17 reflect the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and Farm Credit Canada through its own domestic debt issuance. The financial source in the projection period under the Insured Mortgage Purchase Program is due to the winding down in March 2010 of purchases of insured mortgage pools under the plan and the subsequent repayments of principal as the assets under the plan mature.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. A portion of the $5.2-billion net cash requirement in 2012–13 reflects borrowings to improve prudential liquidity management, announced as part of the prudential liquidity plan in Budget 2011.

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. Private sector economists consider global economic uncertainty as the principal economic risk—in particular the potential for wider contagion of the sovereign debt and banking crisis in Europe. To help illustrate how the fiscal outlook could be affected by changes in the economic outlook, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components.

Table 6.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-1.8	-1.9	-2.2
Corporate income tax	-0.4	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3	-0.4
Other	-0.2	-0.2	-0.3

Total tax revenues	-2.7	-2.9	-3.3
Employment Insurance premium revenues	-0.1	-0.1	1.0
Other revenues	0.0	0.0	0.0

Total budgetary revenues	-2.9	-3.0	-2.3

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.8	0.9	0.9
Children’s benefits	0.0	0.0	0.0

Total	0.8	0.9	0.9
Other program expenses	-0.1	0.0	-0.3
Public debt charges	0.0	0.1	0.4

Total expenses	0.7	0.9	1.0

Budgetary balance	-3.6	-3.9	-3.4

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.6 billion in the first year, $3.9 billion in the second year and $3.4 billion in the fifth year (Table 6.9).

•

Tax revenues from all sources fall by a total of $2.7 billion in the first year and by $2.9 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues decrease in the early years as employment and wages and salaries fall before increasing in Year 5, when the premium rate is raised to recoup the cost of higher benefit payments and return the EI Operating Account to balance. This also reflects the rate-setting mechanism announced in this budget.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).

Table 6.10

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-1.8	-1.4	-1.5
Corporate income tax	-0.4	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3	-0.4
Other	-0.2	-0.2	-0.3

Total tax revenues	-2.7	-2.4	-2.6
Employment Insurance premium revenues	-0.2	-0.3	0.4
Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-3.0	-2.8	-2.3

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.4	-0.5
Employment Insurance benefits	-0.1	-0.1	-0.2
Children’s benefits	-0.1	-0.1	-0.1

Total	-0.5	-0.7	-0.8
Other program expenses	-0.4	-0.4	-0.8
Public debt charges	-0.4	0.0	0.2

Total expenses	-1.2	-1.0	-1.4

Budgetary balance	-1.8	-1.8	-0.9

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.8 billion in the first year, $1.8 billion in the second year and $0.9 billion in the fifth year (Table 6.10).

•

Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues decrease marginally in the early years in response to lower earnings, but are higher in Year 5, consistent with the principle of breaking even over time and the new rate-setting mechanism announced in this budget, the EI premium rate adjusts to return the EI Operating Account to balance. Unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as declines in federal wage and non-wage expenses that are indirectly linked to inflation. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 6.11

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues	1.1	1.5	2.0
Federal expenses	1.7	2.8	3.9

Budgetary balance	-0.6	-1.3	-1.9

An increase in interest rates decreases the budgetary balance by $0.6 billion in the first year, $1.3 billion in the second year and $1.9 billion in the fifth year (Table 6.11). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues.

Annex 1

Responsible Spending

In 2007, the Government established a new standard for managing government spending focused on efficiency and effectiveness, core roles and delivering results for Canadians. Strategic reviews were introduced to support sound expenditure management and responsible spending. Between 2007–08 and 2010–11, over $2.8 billion in ongoing savings were generated from strategic reviews.

Building on the strategic reviews with a commitment to delivering ongoing priority programs and services in a financially responsible manner, the Government announced a review of departmental spending in Budget 2011.

PLANNED REDUCTIONS IN DEPARTMENTAL SPENDING

Over the past year, the Government assessed hundreds of savings proposals put forward by government organizations. Guided by experts from outside government, organizations were asked to focus on achieving efficiencies in their operations, as well as to refocus business processes and service delivery platforms.

As part of the review, organizations examined their spending from the following perspectives:

•	Operating efficiency—To what extent are results being achieved efficiently? Can this activity be delivered at a lower cost or in a more effective way?

•

Internal services—Are internal services (e.g. human resources management, financial management, communications) as efficient as possible? Can improvements be made to reduce any overlap and duplication?

•	Effectiveness—To what extent is this program, activity or service achieving the expected results for which it was designed?

•	Affordability—Is the program, activity or service a priority, and is it affordable during a period of fiscal restraint?

•	Relevance and need—To what extent is there still a need for this program, activity or service?

•	Federal role—To what extent is this program, activity or service consistent with the federal government’s roles and responsibilities?

•	Organizational role—Would greater efficiencies be achieved if another department or agency, a government service provider, or the private sector delivered the program, activity or service?

The review encouraged departments to ensure that government programs and services remain relevant and effective, while achieving value for taxpayers’ money. These changes will:

•	Refocus government and programs by eliminating or reducing programs that can be delivered in other ways, for which demand is lower or which are no longer needed.

•

Make it easier for Canadians and businesses to deal with their government by providing effective and efficient programs and services to Canadians at a lower cost and by reducing unnecessary red tape to allow businesses to focus on creating jobs and contributing to Canada’s economic growth.

•	Modernize and reduce the back office by streamlining, consolidating and standardizing administrative functions and operations within and across organizations.

Total savings under the review ramp up to roughly $5.2 billion ongoing, representing 6.9 per cent of an aggregate review base of $75.3 billion. This represents less than 2.0 per cent of expected federal program spending in 2016–17.

Reflecting Canada’s strong economic growth and fiscal fundamentals, the scale of Canada’s efforts to reduce the deficit is modest compared to the expenditure restraint efforts being pursued by many other countries around the world or relative to the Program Review undertaken in Canada in the mid-1990s.

The Government will be introducing legislative and regulatory amendments required to implement the identified reductions in spending of departments, agencies and agents of Parliament. What follows is a description of the actions being taken by federal organizations to find efficiencies in their operations and re-engineer the way they do business.

ABORIGINAL AFFAIRS AND NORTHERN DEVELOPMENT PORTFOLIO

Aboriginal Affairs and Northern Development Canada (AANDC) is achieving savings through restructuring, operational efficiencies and changes to business processes, in order to improve service delivery to Aboriginal communities.

The Department will work with Aboriginal peoples to make it easier for them to access program funding by simplifying the application process, agreements and reporting requirements. Steps will also be taken to provide qualified recipients with more flexibility and management control, while eliminating red tape for both recipients and the Department.

AANDC will continue to refocus the Department in keeping with developments such as a reduction in the backlog of specific claims and devolution of responsibilities to the Northwest Territories.

Table A1.1

Planned Savings—Aboriginal Affairs and Northern Development Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing
Aboriginal Affairs and Northern Development portfolio	26.9	60.1	165.6	165.6
Aboriginal Affairs and Northern Development Canada	24.4	55.1	160.6	160.6
First Nations Statistical Institute	2.5	5.0	5.0	5.0

Note: Totals may not add due to rounding.

AGENTS OF PARLIAMENT

Although not initially part of the review, Agents of Parliament adhered to the spirit and intent of the exercise and will pursue a series of measures, such as streamlining, consolidating and standardizing administrative functions, and improving business processes, to achieve operating savings. The Commissioner of Official Languages will contribute to the Government’s expenditure restraint efforts by reallocating operating savings towards necessary information technology investments.

Table A1.2

Planned Savings—Agents of Parliament

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Agents of Parliament	8.3	8.8	16.4	16.4
Auditor General of Canada	0.0	0.0	6.7	6.7
Chief Electoral Officer of Canada	7.5	7.5	7.5	7.5
Office of the Privacy Commissioner of Canada	0.7	0.7	1.1	1.1
Commissioner of Official Languages	–	–	–	–
Commissioner of Lobbying	0.0	0.2	0.2	0.2
Public Sector Integrity Commissioner of Canada	0.0	0.0	0.3	0.3
Office of the Information Commissioner of Canada	0.1	0.3	0.5	0.5

Note: Totals may not add due to rounding.

AGRICULTURE AND AGRI-FOOD PORTFOLIO

Agriculture and Agri-Food portfolio organizations will streamline their operations and reduce operating costs, while making sure services are provided to farmers and the agriculture industry in the most cost-effective and efficient way. For example, Agriculture and Agri-Food Canada and the Canadian Food Inspection Agency will merge their back-office functions and will integrate scientific research capacity and expertise through co-location and collaboration, making it easier for farmers and industry to get the information on technological advances they need to succeed. Agriculture and Agri-Food Canada will also consolidate the delivery of grants and contribution programs across the Department and streamline management of the Farm Debt Mediation Service.

Portfolio organizations are also taking steps to improve service delivery, making it easier for farmers, food processors and other clients to access programs and services. For example, the Canadian Food Inspection Agency (CFIA) will transform its service delivery approach by providing a single window for client applications for permits, licences and registration, as well as for the provision of technological, interpretive and specialized advice.

The Government will also change how the CFIA monitors and enforces non-health and safety food labelling regulations. The CFIA will introduce a web-based label verification tool that encourages consumers to bring validated concerns directly to companies and associations for resolution. The Government will also repeal regulations related to container standards to enable industry to take advantage of new packaging formats and technologies, while removing an unnecessary barrier for the importation of new products from international markets.

Table A1.3

Planned Savings—Agriculture and Agri-Food Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Agriculture and Agri-Food Portfolio	17.1	168.5	309.7	309.7
Agriculture and Agri-Food Canada	14.9	158.4	252.9	252.8
Canada Agriculture Review Tribunal	0	0	0.1	0.1
Canadian Dairy Commission	0.0	0.0	0.4	0.4
Canadian Food Inspection Agency	2.1	10.0	56.1	56.1
Farm Products Council of Canada	0.1	0.1	0.3	0.3

Note: Totals may not add due to rounding.

CANADA REVENUE AGENCY

The Canada Revenue Agency continues to modernize its operations and reduce red tape to enhance services to Canadians while reducing its overall costs. It is increasingly providing services electronically to make it easier for Canadians and businesses to interact with the Agency at the lowest possible cost. By simplifying the way it collects taxes and distributes benefit payments, the Agency will ensure Canadians and small and medium-sized enterprises receive the benefits and credits to which they are entitled as efficiently and quickly as possible. In addition, the Agency will leverage the expertise of tax professionals to improve the effectiveness of its operations.

Table A1.4

Planned Savings—Canada Revenue Agency

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Canada Revenue Agency	14.8	87.0	225.4	253.1

Note: Savings associated with the Canada Revenue Agency’s spending reduction measures will continue to grow in value beyond 2014–15.

CITIZENSHIP AND IMMIGRATION PORTFOLIO

Citizenship and Immigration Canada and the Immigration and Refugee Board of Canada are making it easier for Canadians, immigrants and refugees to interact with them. They are also aligning their services with demand.

For example, Citizenship and Immigration Canada will change the way it operates in Canada and abroad by reducing overhead costs and continuing to streamline operations and program delivery to provide better value for Canadians. In this regard, it will continue to take steps to more efficiently process immigration applications by centralizing part of its visa processing, which will reduce duplication and overlap, and allowing in-Canada applicants to be processed in Canada.

These actions, together with the measures announced in Economic Action Plan 2012, will contribute to making the immigration system truly proactive, fast and flexible in a manner that will be responsive to labour market needs.

The Immigration and Refugee Board is making changes to ensure operational sustainability and maintain the quality and fairness of services to the public.

Table A1.5

Planned Savings—Citizenship and Immigration Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Citizenship and Immigration Portfolio	29.8	65.2	84.3	84.3
Citizenship and Immigration Canada	26.5	59.0	71.2	71.2
Immigration and Refugee Board of Canada	3.3	6.3	13.1	13.1

Note: Totals may not add due to rounding.

ENVIRONMENT PORTFOLIO

Environment Canada and the Parks Canada Agency will achieve efficiencies and savings through the consolidation and streamlining of administrative functions, program management, planning, and reporting requirements within each organization. As well, effective partnerships will be forged within the portfolio to eliminate redundancies, reduce costs and improve service to Canadians, including in the areas of environmental enforcement and monitoring. Both organizations are focusing on their core mandates, aligning their programs and services accordingly and partnering to deliver services.

For example, while the National Round Table on the Environment and the Economy (NRTEE) filled an important need in the past, a mature and expanded community of environmental stakeholders has demonstrated the capacity to provide analysis and policy advice to the Government. As a result, the Government will introduce legislation to eliminate the NRTEE.

Table A1.6

Planned Savings—Environment Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Environment Portfolio	19.5	56.4	88.2	88.2
Environment Canada	13.3	31.5	53.8	53.8
National Round Table on the Environment and the Economy	0.2	5.2	5.2	5.2
Parks Canada	6.0	19.7	29.2	29.2

Note: Totals may not add due to rounding.

FINANCE PORTFOLIO

The Department of Finance Canada will generate savings by reconfiguring and modernizing its internal services and policy analysis functions.

It is also taking a further significant step to reduce coinage procurement costs by changing the metal composition of $1 and $2 coins from metal alloys to plated steel cores and eliminating the penny. In contrast to other coin denominations, the Government loses money on every new penny produced. It costs the Government 1.6 cents to produce each new penny, which exceeds the penny’s face value by 0.6 cents. The estimated cost to the Government of supplying pennies to the economy is about $11 million per year.

Table A1.7

Planned Savings—Finance Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Finance Portfolio	20.6	32.6	34.6	38.6
Department of Finance Canada	19.5	30.9	32.4	36.4
CITT	0.0	0.0	0.5	0.5
PPP Canada Inc.	0.3	0.5	0.5	0.5
FINTRAC	0.9	1.3	1.3	1.3

Note: Totals may not add due to rounding. Savings associated with the Department of Finance Canada’s spending reduction measures will continue to grow in value beyond 2014–15.

FISHERIES AND OCEANS CANADA

Fisheries and Oceans Canada will restructure its operations, consolidate internal services and leverage technology to realize efficiencies and achieve savings. It will also reduce its motor vehicle fleet, which will not only lower costs but also help green its operations.

The Department will consolidate its operations and make changes to its programming to provide more cost-effective services to Canadians. For example, it will refocus its research activities by leveraging, where it can, academia and other independent facilities. As committed in 2000, Fisheries and Oceans Canada will complete the transfer of responsibility for managing and maintaining Arctic ports to the Northwest Territories and Nunavut.

Table A1.8

Planned Savings—Fisheries and Oceans Canada

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Fisheries and Oceans Canada	3.8	13.4	79.3	79.3

FOREIGN AFFAIRS AND INTERNATIONAL TRADE PORTFOLIO

Organizations within the Foreign Affairs and International Trade portfolio will modernize and align their operations to best advance Canadian values and priorities while reducing the costs of maintaining their presence in Canada and abroad, without affecting services to Canadians. Steps will be taken to consolidate and streamline internal services in Canada and in missions abroad, reduce the vehicle fleet, review and update allowances, and extend the duration of postings. For example, the Foreign Service Directives for Canada-Based Staff serving around the world will be updated to better align them with current conditions and make them comparable to benefits provided in the private sector or by other public sector counterparts.

Foreign Affairs and International Trade Canada will also restructure its Canadian offices, foreign properties and missions to provide better value for money and results for Canadians. For instance, the Government will sell some official residences abroad and move to more practical and economical ones, generating capital revenue of $80 million.

Canada will also examine its participation in some international organizations to ensure that they are relevant to Canada’s interests and priorities.

The National Capital Commission, which reports to Parliament through the Minister of Foreign Affairs, plays an integral role in making Canada’s Capital Region a source of national pride and significance. Following a review of its services, the National Capital Commission will also streamline and modernize its operations by leveraging new technologies and equipment.

Table A1.9

Planned Savings—Foreign Affairs and International Trade Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Foreign Affairs and International Trade Portfolio	72.4	116.6	169.8	169.8
Foreign Affairs and International Trade Canada	71.8	115.7	168.0	168.0
National Capital Commission	0.6	1.0	1.8	1.8

Note: Totals may not add due to rounding.

HEALTH PORTFOLIO

By enhancing coordination, consolidating operations and eliminating redundant activities, Health portfolio organizations will deliver improved services to Canadians. For example, Health Canada and the Public Health Agency of Canada will transform how they manage grants and contributions to achieve administrative efficiencies and generate savings, while maintaining service delivery to Canadians. Health Canada will also enhance its regional presence in the North, opening offices in Iqaluit and Yellowknife to deliver services locally rather than from Ottawa.

Health Canada and the Public Health Agency of Canada will adopt a shared services model, eliminating duplication and overlap between their respective organizations through the consolidation of internal services and the standardization of policies and processes.

Savings will also be achieved through organizational simplification. The Government will introduce legislation to wind down Assisted Human Reproduction Canada and will integrate it within Health Canada. A stand-alone agency for this reduced role is no longer justified. Health Canada will assume responsibility for compliance and enforcement related to federal responsibilities, and outreach activities.

The Canadian Institutes of Health Research, consistent with the two granting councils under the Industry portfolio, has ensured that programming in support of basic research, student scholarships, and industry-related research initiatives and collaborations are preserved. This approach sends a strong signal of the Government’s commitment to these priority areas. In addition, the Government will fully reinvest 2012–13 savings in priority areas of the granting councils, particularly in industry-academic partnerships.

Table A1.10

Planned Savings—Health Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Health Portfolio	111.7	218.5	309.9	309.9
Assisted Human Reproduction Canada	8.0	9.5	9.5	9.5
Canadian Institutes of Health Research	15.0	30.0	30.0	30.0
Hazardous Materials Information Review Commission	0.0	0.8	0.8	0.8
Health Canada	74.2	141.5	200.6	200.6
Patented Medicine Prices Review Board	0.8	0.9	1.0	1.0
Public Health Agency of Canada	13.7	35.7	68.0	68.0

Note: Totals may not add due to rounding.

HERITAGE PORTFOLIO

Organizations within the Canadian Heritage portfolio will streamline corporate support functions, consolidate office space and improve the efficiency of operating processes, improve processes for managing programs and operations, and prioritize grants and contributions. Canadian Heritage will move to a more integrated policy framework that focuses on the socio-economic benefits that their programs offer to Canadians and their communities. The Department will also focus on funding that leverages contributions from partners.

For example, the Government is eliminating the Katimavik program, as it reaches a relatively small number of participants annually at a relatively high cost per participant due to the nature and duration of the experience. Canadian Heritage will continue to invest in youth programming and provide opportunities for more youth to learn about their country.

The Canada Council for the Arts, the National Gallery of Canada and national museums will not see any reductions in resources as a result of the review process.

Table A1.11

Planned Savings—Heritage Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Heritage Portfolio	52.2	130.7	191.1	191.1
Canada Council for the Arts	–	–	–	–
Canada Science and Technology Museum	–	–	–	–
Canadian Broadcasting Corporation	27.8	69.6	115.0	115.0
Canadian Heritage	17.8	42.2	46.2	46.2
Canadian Museum of Civilization	–	–	–	–
Canadian Museum for Human Rights	–	–	–	–
Canadian Museum of Nature	–	–	–	–
Canadian Radio-television and Telecommunications Commission	0.0	0.4	0.4	0.4
Library and Archives of Canada	3.5	6.6	9.6	9.6
National Arts Centre Corporation	0.1	1.8	1.9	1.9
National Battlefields Commission	0.2	0.8	0.8	0.8
National Film Board of Canada	0.1	3.3	6.7	6.7
National Gallery of Canada	–	–	–	–
Telefilm Canada	2.7	6.0	10.6	10.6

Note: Totals may not add due to rounding.

HUMAN RESOURCES AND SKILLS DEVELOPMENT PORTFOLIO

Organizations within the Human Resources and Skills Development portfolio will continue to modernize their operations to improve services to Canadians at a reduced cost. The Department will also streamline its organization, modernize its internal services, and consolidate and strengthen its policy and research capacity.

Human Resources and Skills Development Canada will transform the administration of grants and contributions to enhance online delivery and reduce red tape and the paper burden for applicants and recipients, thereby improving results for Canadians.

The Minister will introduce legislative amendments to eliminate administrative duplication in appeals and tribunal services by replacing the current administrative tribunal system for major federal social security programs with a single-window decision body. The new Social Security Tribunal will continue to provide a fair, credible and accessible appeals process for Canadians.

Table A1.12

Planned Savings—Human Resources and Skills Development Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Human Resources and Skills Development Portfolio	10.6	64.7	286.7	286.7
Canada Mortgage and Housing Corporation	4.4	24.2	102.4	102.4
Human Resources and Skills Development Canada	6.3	39.4	183.2	183.2
National Council of Welfare	0.0	1.1	1.1	1.1

Note: Totals may not add due to rounding.

INDUSTRY PORTFOLIO

Industry Canada has ensured that core activities related to government priorities, such as regulatory compliance and enforcement, grants and contributions that foster the knowledge-based economy, and support for key industries, are preserved. Industry Canada’s savings measures target reductions in administrative expenditures, office consolidations and more efficient research and analysis functions.

Statistics Canada will responsibly manage its resources and priorities while maintaining the collection and analysis of data relevant to public policy development, implementation and evaluation, and meeting the priority needs of Canadian institutions.

Organizations within the portfolio related to science and technology (the National Research Council of Canada and two of the three federal granting councils) have ensured that programming in support of basic research, student scholarships, and industry-related research initiatives and collaborations are preserved. This approach sends a strong signal of the Government’s commitment to these priority areas as identified by the Government and the research stakeholder community. In addition, Economic Action Plan 2012 is proposing $368.5 million over two years in new resources for priority initiatives delivered by these organizations.

Consistent with the objectives of the Federal Tourism Strategy, the Canadian Tourism Commission will adjust its activities to focus resources on markets of strategic importance to Canada’s tourism industry.

Table A1.13

Planned Savings—Industry Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Industry Portfolio	89.2	182.7	217.3	217.3
Canadian Space Agency	7.9	24.7	29.5	29.5
Canadian Tourism Commission	0.5	14.2	14.2	14.2
Industry Canada	49.2	65.2	79.5	79.5
Natural Sciences and Engineering Research Council of Canada	15.0	30.0	30.0	30.0
National Research Council of Canada	1.3	16.3	16.3	16.3
Social Sciences and Humanities Research Council of Canada	7.0	14.0	14.0	14.0
Statistics Canada	8.3	18.3	33.9	33.9

Note: Totals may not add due to rounding.

INTERNATIONAL DEVELOPMENT ASSISTANCE PORTFOLIO

The Canadian International Development Agency, Foreign Affairs and International Trade Canada, the International Development Research Centre, the Royal Canadian Mounted Police and Natural Resources Canada will streamline administrative services and ensure more efficient program delivery. The Canadian International Development Agency will restructure and streamline management and internal services.

The Government of Canada will take steps to improve the effectiveness of Canada’s aid by strengthening its focus, improving efficiency and increasing accountability. In this regard, the Canadian International Development Agency will restructure its operations to reduce its operational costs and concentrate its efforts where it can have the greatest impact. The Agency and other portfolio organizations will adjust their programming in keeping with the ability of partners and regional institutions to implement programs, thus ensuring that Canada achieves sustainable results and improves the effectiveness of its aid.

Table A1.14

Planned Savings—International Assistance Envelope

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

International Assistance Envelope (IAE)	180.7	242.1	377.6	377.6
Canadian International Development Agency	152.7	191.6	319.2	319.2
Foreign Affairs and International Trade Canada (IAE only)	15.5	28.8	29.1	29.1
International Development Research Centre	6.2	15.3	23.0	23.0
Royal Canadian Mounted Police (IAE only)	1.3	1.3	1.3	1.3
Natural Resources Canada (IAE only)	5.0	5.0	5.0	5.0

Note: Totals may not add due to rounding.

JUSTICE PORTFOLIO

The Department of Justice, the Public Prosecution Service of Canada and the Courts Administration Service are modernizing their operations to focus on core mandates and new ways of doing business while safeguarding Canada’s system of justice.

Following a review of its internal services, the Department of Justice will consolidate and streamline the delivery of administrative and legal services to eliminate duplication and reduce costs, and will improve service through the adoption of best practices and the creation of centres of expertise. This approach will enable it to provide more streamlined legal advice and maintain its standards of excellence.

The three organizations in this portfolio will increasingly leverage technology to modernize their operations and reduce costs. For example, the Department of Justice will rely to a greater extent on digital information holdings and electronic communications for meetings and publications to realize efficiencies and savings.

Table A1.15

Planned Savings—Justice Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Justice Portfolio	21.2	69.0	76.9	76.9
Courts Administration Service	0.5	0.5	1.0	1.0
Department of Justice	12.3	60.2	67.5	67.5
Public Prosecution Service of Canada	8.4	8.4	8.4	8.4

Note: Totals may not add due to rounding.

NATIONAL DEFENCE PORTFOLIO

Significant progress has been made in modernizing the Canadian Forces through major, necessary investments in the country’s military capabilities. To improve the efficiency and effectiveness of the organization, the Department of National Defence and the Canadian Forces will improve contracting processes, streamline the procurement of support equipment and spare parts, centralize real property management, and centralize and enhance human resources management to achieve better value for money.

As the Department of National Defence and the Canadian Forces transition to a lower pace of operations following the end of the combat mission in Afghanistan, Canadian Forces regular and reserve force strength will be maintained at 68,000 and 27,000, respectively. This will preserve balance across the four Canada First Defence Strategy pillars upon which military capabilities are built—personnel, equipment, readiness and infrastructure.

Table A1.16

Planned Savings—National Defence Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

National Defence Portfolio	326.8	706.1	1,119.8	1,119.8
Communications Security Establishment Canada	7.9	13.7	13.7	13.7
National Defence	318.8	692.4	1,106.1	1,106.1

Note: Totals may not add due to rounding.

NATURAL RESOURCES PORTFOLIO

Natural Resources Canada and the Canadian Nuclear Safety Commission will focus on their core roles and responsibilities, and will align their activities accordingly.

Natural Resources Canada will reduce internal corporate services and rationalize its organizational structure and operations to be more efficient. In focusing on its core mandate, Natural Resources Canada and the Canadian Nuclear Safety Commission will reduce or eliminate activities of low relevance, effectiveness, efficiency, or affordability. These changes will not have an impact on the health, safety and security of Canadians and the environment.

Table A1.17

Planned Savings—Natural Resources Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Natural Resources Portfolio	68.3	86.0	108.3	108.3
Canadian Nuclear Safety Commission	0.5	1.3	1.3	1.3
Natural Resources Canada	67.8	84.7	107.0	107.0

Note: Totals may not add due to rounding.

PRIVY COUNCIL OFFICE PORTFOLIO

The Privy Council Office is transforming some of its operations and looking at innovative ways to achieve efficiencies. In addition, some support in non-critical areas will be removed to focus on core roles of advice to the Prime Minister and ministers, support to the Cabinet, and integration and leadership of the public service. For example, the Government is eliminating the Public Appointments Commission and Secretariat as it has significantly strengthened the rigour and accessibility of the public appointments system over the past five years, particularly for full-time and leadership positions.

Table A1.18

Planned Savings—Privy Council Office Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Privy Council Office Portfolio	3.7	6.5	12.2	12.2
Privy Council Office	1.4	4.0	9.2	9.2
Canadian Intergovernmental
Conference Secretariat	0.5	0.6	0.7	0.7
Public Appointments Commission Secretariat	1.1	1.1	1.1	1.1
Transportation Safety Board of Canada	0.7	0.8	1.3	1.3

Note: Totals may not add due to rounding.

PUBLIC SAFETY PORTFOLIO

With the heaviest focus placed on maintaining service and preserving programs that are critical to protecting the safety of Canadians, Public Safety Canada will reduce spending in areas of declining necessity and derive savings from business transformation and organizational restructuring.

The Royal Canadian Mounted Police will be pursuing administrative and operational support efficiencies, with minimal impacts on direct policing operations.

The Canada Border Services Agency will streamline internal services and low-performing processes.

The Correctional Service of Canada will find efficiencies in its operations and will continue to use existing facilities. The Government has not built a single new prison since 2006 and has no intention of building any new prisons.

Table A1.19

Planned Savings—Public Safety Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Public Safety Portfolio	179.4	370.7	687.9	687.9
Canada Border Services Agency	31.3	72.8	143.4	143.4
Canadian Security Intelligence Service	13.7	20.2	24.5	24.5
Correctional Service of Canada	85.5	170.2	295.4	295.4
Parole Board of Canada	1.6	2.7	4.8	4.8
Public Safety Canada	2.9	15.8	24.7	24.7
Royal Canadian Mounted Police	44.4	89.1	195.2	195.2

Note: Totals may not add due to rounding.

PUBLIC SERVICE COMMISSION OF CANADA

By streamlining internal operations and making greater use of technology, the Public Service Commission of Canada will restructure and reduce its internal services, aligning with the Commission’s program changes and rationalization.

These actions are being undertaken without compromising the Commission’s role of providing assurance of the integrity of the staffing system in the federal public service.

Table A1.20

Planned Savings—Public Service Commission of Canada

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Public Service Commission of Canada	2.2	4.5	9.0	9.0

PUBLIC WORKS AND GOVERNMENT SERVICES CANADA

Public Works and Government Services Canada is transforming how it does business to better serve its clients through increased efficiency and effectiveness. In this regard, the Department will modernize its information technology infrastructure to reduce annual licensing, maintenance and operating costs. In addition, the Department will transition to electronic publications and will increasingly adopt online service delivery to Canadians and businesses.

The Department will also rationalize redundant services and consolidate its operations while meeting the needs of other federal government organizations and ultimately Canadians. It will also introduce new office space standards in Crown-owned and federal government occupied buildings. The new, more efficient and effective office accommodation standards are consistent with industry best practices.

Table A1.21

Planned Savings—Public Works and Government Services Canada

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Public Works and Government Services Canada	1.5	28.1	85.3	177.6

Note: Given that a large portion of its spending is fixed over the short term (e.g. through lease agreements and contracts), Public Works and Government Services Canada has until 2018–19 to achieve its savings target.

REGIONAL DEVELOPMENT AGENCIES

Following a review of their internal services, the regional development agencies will consolidate offices, internal services, procurement and environmental assessment services to eliminate duplication and reduce operating costs, while continuing to deliver quality services to entrepreneurs and communities. Aligning with private sector and community demand, they will focus on supporting projects with the greatest economic growth and job creation potential in communities across Canada.

Table A1.22

Planned Savings—Regional Development Agencies

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Regional Development Agencies	26.7	73.4	86.9	86.9
Atlantic Canada Opportunities Agency	2.1	13.8	17.9	17.9
Canada Economic Development for Quebec Regions	7.4	26.7	28.1	28.1
Canadian Northern Economic
Development Agency	0.2	2.4	2.4	2.4
Federal Economic Development
Agency for Southern Ontario	10.4	21.3	22.1	22.1
Western Economic Diversification Canada	6.6	9.3	16.3	16.3

Note: Totals may not add due to rounding.

SHARED SERVICES CANADA

Created in August 2011, Shared Services Canada has a mandate to streamline and reduce duplication in the Government’s information technology (IT) services while strengthening the security of government and Canadian data. Shared Services Canada is standardizing and re-engineering IT services across government to provide more cost-effective and efficient government operations.

Through Shared Services Canada, the Government will move to a single e-mail system, consolidate its data centres from over 300 to less than 20 and streamline its electronic networks. Shared Services Canada will now deliver e-mail, data centre and network services to 43 organizations. Shared Services Canada will also support the Government’s Workplace 2.0 efforts, enabling a more mobile, connected, collaborative and efficient work force. This will improve services to Canadians, make IT more secure and reliable, and save taxpayers’ dollars.

Table A1.23

Planned Savings—Shared Services Canada

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Shared Services Canada	74.7	104.5	150.0	150.0

TRANSPORT PORTFOLIO

Organizations in the Transport portfolio identified a combination of productivity-enhancing and transformative measures that change the way programs and services are delivered and support the Government’s agenda of refocusing government and reducing red tape. Non-core activities will be reduced while maintaining capacity related to core mandates in order to protect the safety of Canadians and support economic growth.

For example, VIA Rail Canada Inc. will pursue productivity improvements such as augmenting the performance of the heating, ventilation and air conditioning systems on board trains to reduce maintenance costs, reduce energy consumption, and increase passenger comfort. It will also implement automation projects such as electronic ticketing and invoicing systems.

Table A1.24

Planned Savings—Transport Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Transport Portfolio	63.4	97.2	152.6	152.6
Canadian Air Transport Security Authority	19.4	32.4	59.7	59.7
Marine Atlantic Inc.	0.5	2.2	10.9	10.9
The Jacques Cartier and Champlain Bridges Incorporated	0.0	0.5	0.5	0.5
Transport Canada	37.0	47.0	61.8	61.8
VIA Rail Canada Inc.	6.5	15.1	19.6	19.6

Notes: The Government is committed to balance air travel security expenses with Air Travellers Security Charge revenues over time. Totals may not add due to rounding.

TREASURY BOARD PORTFOLIO

The Treasury Board Secretariat and the Canada School of Public Service will align their organizational structures and resources with their core mandates by scaling back where appropriate. For example, the Secretariat is moving to electronic reporting and making better use of technology to provide guidance on management policies. The Canada School of the Public Service is eliminating the Advanced Leadership Program. With these changes, the Secretariat and the School are sharpening their focus on supporting management excellence and accountability across government.

Table A1.25

Planned Savings—Treasury Board Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Treasury Board Portfolio	10.4	18.6	30.2	30.2
Canada School of Public Service	2.8	3.5	6.6	6.6
Treasury Board Secretariat	7.6	15.1	23.6	23.6

Note: Totals may not add due to rounding.

VETERANS AFFAIRS CANADA

Veterans Affairs Canada will continue to make it easier for Veterans and their families to receive the benefits and services they are entitled to in the shortest possible time. For instance, replacing the existing contribution agreements for the housekeeping and grounds maintenance components of the Veterans Independence Program with annual grants will simplify the process for more than 96,000 Veterans, primary caregivers and survivors.

Changes will also be made to eliminate duplication and overlap between Veterans Affairs and the Department of National Defence to better serve Canadian Forces Members and Veterans.

Table A1.26

Planned Savings—Veterans Affairs Portfolio

millions of dollars

	2012–13	2013–14	2014–15	Ongoing

Veterans Affairs Portfolio	36.1	49.3	66.7	36.9
Veterans Affairs Canada	36.1	49.3	66.7	36.9
Veterans Review and Appeal Board	–	–	–	–

Note: The lower ongoing savings for Veterans Affairs Canada reflects the accrual impact of some of its savings measures, which are fully amortized by 2015–16.

Annex 2

The Stimulus Phase of

Canada’s Economic Action Plan:

A Final Report to Canadians

HIGHLIGHTS

✓

The stimulus phase of Canada’s Economic Action Plan steered the economy through the deepest global recession since the 1930s and has positioned Canada to succeed in a highly competitive global economy.

✓

Over 30,000 projects were completed under the stimulus phase of the Economic Action Plan. These projects have contributed to a strong labour market recovery, with over 610,000 net new jobs created since July 2009.

✓

This performance reflects the Government’s commitment to create jobs and opportunities for Canadians. Since January 2006, employment in Canada has increased by over 1.1 million, the strongest performance of any Group of Seven (G-7) country over this period.

✓	The Government was flexible in responding to the needs of Canadians during the economic recovery:

–	The Government strengthened Employment Insurance (EI) benefits and froze EI premium rates in 2010. In 2011 and 2012, EI premium increases were limited to 5 cents per $100 of insurable earnings.

–	The Government extended the deadline for infrastructure projects under four Economic Action Plan funds from March 31, 2011 to October 31, 2011.

✓

This additional flexibility gave the Government’s partners more time to complete infrastructure projects funded during the stimulus phase of the Economic Action Plan. It is estimated that almost $3.5 billion was spent in the 2011–12 fiscal year as a result of the Government’s prudent management.

✓

The stimulus phase of Canada’s Economic Action Plan was successful in securing the recovery by protecting jobs and families, while making important investments to contribute to Canada’s long-term economic prosperity.

✓

The next phase of Canada’s Economic Action Plan builds on the momentum created in the stimulus phase by continuing to focus on jobs and growth, while solidifying Canada’s long-term fiscal sustainability.

THE STIMULUS PHASE OF CANADA’S ECONOMIC ACTION PLAN

By providing over $63 billion in timely fiscal stimulus, Canada’s Economic Action Plan made important investments that will contribute to Canada’s long-term economic prosperity while supporting those most affected by the global recession. Taxes have been reduced for Canadian families and job-creating businesses; EI benefits were enhanced for the unemployed; thousands of infrastructure projects were completed across the country; significant support was provided for science and technology, industries and communities; and extraordinary actions were taken to improve access to financing.

The implementation of the stimulus phase of the Economic Action Plan was timely and completed as planned. The Government carefully designed and managed the stimulus to ensure the sound stewardship of taxpayer funds.

We found that the programs we examined were designed in a manner to allow for timely implementation while maintaining suitable controls.

— Fall 2010 Report of the Auditor General of Canada

to the House of Commons

The Government reported regularly to Canadians on the implementation of the stimulus phase of Canada’s Economic Action Plan. To date, the Government has released seven reports focusing on substantive milestones—dollars spent and outcomes achieved—and provided an additional update to Canadians as part of Budget 2011.

Table A2.1

Reports to Canadians	Date

Stimulus phase of Canada’s Economic Action Plan launch	January 2009

First Report to Canadians	March 2009

Second Report to Canadians	June 2009

Third Report to Canadians	September 2009

Fourth Report to Canadians	December 2009

Fifth Report to Canadians (Budget 2010)	March 2010

Sixth Report to Canadians	September 2010

Seventh Report to Canadians	January 2011

Final Report to Canadians (Budget 2012)	March 2012

Temporary stimulus has now been wound down, and the Government is reporting to Canadians for a final time. As the Government moves forward with the next phase of Canada’s Economic Action Plan, this annex provides details on overall results achieved since the launch of the stimulus phase in January 2009.

The stimulus phase of the Action Plan stimulated economic growth by:

•

Reducing the Tax Burden for Canadians: Providing Canadians with significant, permanent personal income tax relief and encouraging businesses to make the type of productivity-enhancing investments that result in sustained economic growth.

•

Helping the Unemployed: Providing more resources for EI benefits to support those who lost their jobs and supporting training and skills development programs to help Canadians get the additional skills they need for the jobs of tomorrow. This included offering additional benefits to long-tenured workers. It also included providing support to Canadian workers participating in work-sharing agreements.

•

Building Infrastructure to Create Jobs: Investing in new infrastructure and stimulating housing construction to create jobs and help ensure that Canada emerged from the global economic downturn with a modern and greener infrastructure and more affordable and safe housing for lower-income Canadians. The stimulus phase of the Economic Action Plan also provided additional support to the housing sector through the Home Renovation Tax Credit.

•

Advancing Canada’s Knowledge Economy and Creating Better Jobs: Improving infrastructure at colleges, universities, federal laboratories and research facilities; introducing additional support for graduate students and internships; commercializing new ideas; and strengthening research and technology leadership in Canada.

•	Supporting Industries and Communities: Supporting local economies and protecting jobs in regions, communities and sectors that were most affected by the global economic downturn.

•

Improving Access to Financing and Strengthening Canada’s Financial System: Ensuring the continued stability of the Canadian financial system and improving access to financing for Canadian households and businesses.

Overall, more than $60 billion in stimulus and tax reductions were delivered to the economy in 2009–10 and 2010–11, and it is estimated that almost $3.5 billion was delivered in 2011–12 (Table A2.2).

Table A2.2

Canada’s Economic Action Plan—Results Achieved

millions of dollars

	2009–10	2010–11	2011–12	Total

Reducing the Tax Burden for Canadians	3,020	3,180		6,200
Helping the Unemployed	3,348	5,005		8,353
Building Infrastructure to Create Jobs	6,021	7,462	1,051	14,534
Advancing Canada’s Knowledge Economy and Creating Better Jobs	1,550	1,469	250	3,269
Supporting Industries and Communities	10,979	2,023		13,003

Total federal stimulus measures	24,918	19,140	1,301	45,359
Leveraged provincial and territorial actions	8,553	7,679	2,164	18,395

Total Economic Action Plan stimulus	33,471	26,819	3,465	63,755

Notes: Totals may not add due to rounding. Amounts for 2009–10 and 2010–11 are actual cash expenditures, while amounts for 2011–12 reflect estimated expenditures only for the four extended infrastructure programs. As a result of the extension of these programs, some funds originally planned for 2010–11 will be recorded in 2011–12. Final numbers will be released in the Public Accounts of Canada in Fall 2012.

At the federal level, it is estimated that over $45 billion was delivered through the stimulus phase of the Economic Action Plan, generating a significant boost to jobs and growth.

From the outset of the stimulus phase of the Economic Action Plan in early 2009, the Government worked closely with partners in provinces and territories to identify priority and shovel-ready infrastructure projects.

For many stimulus programs, the Government required that federal contributions be matched by equal or greater contributions from provinces territories and municipalities, thereby ensuring maximum impact from the Economic Action Plan.

In many cases, provinces, territories and municipalities chose to contribute more than the amounts required under program contribution agreements, thereby allowing larger and more ambitious infrastructure projects to be funded through the Plan. Taking into account these additional contributions, it is estimated that over $63 billion in stimulus and tax reductions were delivered to the economy between 2009–10 and 2011–12.

Canada has emerged from the recession of 2008-2009 as a leader in the pack of industrialized nations. And while it is important not to rest on our laurels, Canadian economic and fiscal fundamentals are a rightful source of pride for our business and political leaders. (The Finance Minister) has guided the economy through the recession with a deft hand, and is now set to return his government to the important path of fiscal sustainability.

— Richard Gauthier, CEO, Canadian Automobile Dealers Association

March 9, 2011, Globe and Mail

Prudent and Flexible Management

In order for the stimulus to be effective, it had to deliver important economic and job-creating results when Canada needed it the most. The Government worked with provincial, territorial and municipal partners to ensure that stimulus funds were spent effectively and in a timely manner so that communities benefited from the economic recovery.

While the majority of infrastructure projects were completed by March 31, 2011, consultations with provinces, territories and municipalities in Fall 2010 revealed that a number of infrastructure projects were at risk of not being completed by the March 31st deadline. In response to these concerns, the Government extended the project completion deadline to October 31, 2011 under four cost-shared infrastructure programs, providing additional flexibility to its partners and extending stimulus benefits by an additional construction season. While this extension had some impact on the timing of expenditures between fiscal years 2010–11 and 2011–12, it did not impose any additional costs on the Government, as it entailed a change in the profile of budgeted funds and not new allocations of funding.

This additional flexibility gave the Government’s partners more time to complete infrastructure projects funded during the stimulus phase of the Economic Action Plan. It is estimated that 2,270 projects were completed as a result of the extension.

Over 30,000 Projects Have Been Completed

In total, based on the most recent reports received, 30,200 projects have been completed with support from Canada’s Economic Action Plan, since January 2009. These included:

•	Roughly 7,500 provincial, territorial and municipal infrastructure projects, including almost 4,000 Infrastructure Stimulus Fund projects and over 1,900 Recreational Infrastructure Canada projects.

•	Over 500 projects to improve infrastructure at colleges and universities across the country.

•	258 projects to improve small craft harbours.

•	Over 1,850 projects to assist communities hardest hit by the recession through the Community Adjustment Fund.

•	147 cultural infrastructure projects.

•	Over 200 projects to upgrade facilities at National Parks and National Historic Sites.

•	249 projects to modernize federal laboratories.

•	Roughly 1,800 projects to renovate and repair federal buildings.

•	Over 300 projects to enhance the accessibility of Crown-owned buildings for persons with disabilities.

•	97 First Nations infrastructure projects.

•	An estimated 16,500 social housing and First Nations housing projects.

The Economic Action Plan was a partnership between governments to protect Canadians during a global crisis—and that partnership has delivered results. Municipalities are co-funding $10 billion worth of stimulus projects that will keep 100,000 Canadians on the job and supporting their families.

— Hans Cunningham, Past President of the Federation

of Canadian Municipalities, December 2010

The Stimulus Phase of Canada’s Economic Action Plan Protected Canadian Jobs

Economic developments since the introduction of the stimulus phase of Canada’s Economic Action Plan underscore its success in protecting Canadian jobs through strong support to the domestic economy. As a result, there are more than 610,000 Canadians working today than in July 2009, and Canada has posted the strongest growth in employment among G-7 countries (Chart A2.1).

This performance was remarkable given that the global recession posed a particularly significant challenge for the Canadian economy. We faced losses in the value of our exports not only from weaker demand from our trading partners, but also from sharply lower commodity prices. These factors, along with the negative impact of the global financial market crisis on Canadian credit and equity markets, resulted in sharp declines in consumer and business confidence during the early stages of the global recession.

With the implementation of the stimulus phase of the Economic Action Plan in early 2009, however, Canada’s economic situation stabilized, and output and jobs began to grow again. This resulted in a rebound in consumer and business confidence, despite ongoing external weakness in the global economy. Stronger confidence, in turn, was reflected in:

•

A solid rebound in consumer spending growth, which averaged close to 3 per cent per quarter over the stimulus phase of the Economic Action Plan, reflecting in part the positive impacts of tax relief and stimulus spending, as well as support for the unemployed through enhanced EI benefits and training programs.

•

Strong growth in residential investment, bolstered by temporary measures introduced to support the housing market. In particular, with support from the Home Renovation Tax Credit, which provided Canadian homeowners with approximately $2.3 billion in tax relief, home renovation spending growth averaged over 18 per cent per quarter from the second quarter of 2009 through the first quarter of 2010.

•

A resurgence in private business investment growth, which returned to positive territory in early 2010 and averaged over 16 per cent per quarter over the remainder of the stimulus phase of the Economic Action Plan.

•

Finally, government investments in infrastructure were key to the success of the Economic Action Plan, with average government investment growth of almost 15 per cent per quarter during the stimulus phase of the Economic Action Plan.

The Government’s Policies Are Supporting a Strong Job Market

The Government’s sound policies and prudent management have contributed to significant job growth in Canada. Since January 2006, employment in Canada has increased by over 1.1 million, the strongest performance of any G-7 country over this period.

•   Over 610,000 jobs have been created since July 2009, more than offsetting all of the jobs lost during the recession.

•   About 90 per cent of the jobs created since July 2009 have been full-time jobs and over 75 per cent have been high-quality jobs in high-wage industries and in the private sector.

Canada’s labour market has performed better than its G-7 peers, with Canada posting the strongest employment growth among G-7 countries over the recovery (Chart A2.1).

In the last few years, Canada has got every major decision right. Look at the facts. Not a single Canadian bank fell or faltered during the global banking crisis. Canada got to grips with its deficit and was running surpluses and paying down debt before the recession, fixing the roof while the sun was shining. Your economic leadership has helped the Canadian economy to weather the global storms far better than many of your international competitors.

— David Cameron, Prime Minister, United Kingdom,

September 22, 2011

RESULTS ACHIEVED

The following section reports on key overall results achieved under the stimulus phase of Canada’s Economic Action Plan. Actions taken during the stimulus phase are divided into six themes:

•	Reducing the Tax Burden for Canadians

•	Helping the Unemployed

•	Building Infrastructure to Create Jobs

•	Advancing Canada’s Knowledge Economy and Creating Better Jobs

•	Supporting Industries and Communities

•	Improving Access to Financing and Strengthening Canada’s Financial System

Reducing the Tax Burden for Canadians

The tax reductions provided during the stimulus phase of Canada’s Economic Action Plan were an essential part of the Government’s effort to boost economic growth and establish a competitive business environment, which helps create more and better-paying jobs and increase living standards for Canadians. The tax reductions built on actions taken since 2006 and reinforced the Government’s ambitious agenda of creating a tax system that fuels investment and job creation in Canada.

Actions taken by the Government since 2006, including those in the stimulus phase of the Economic Action Plan, will reduce taxes on individuals, families and businesses by an estimated $220 billion over 2008–09 and the following five fiscal years. In total, the Government has introduced more than 140 tax relief measures since 2006.

Tax relief for Canadian families and individuals (not including housing-related tax relief) provided under the stimulus phase of the Economic Action Plan from 2008–09 to 2010–11 totalled $6.9 billion. These permanent measures provide tax relief on an ongoing basis.

Table A2.3

Reducing the Tax Burden for Canadians

millions of dollars

	2008–09	2009–10	2010–11	Total

Personal income tax relief for all taxpayers	470	1,885	1,950	4,305
Increases to the National Child Benefit supplement and the Canada Child Tax Benefit		230	310	540
Enhancing the Working Income Tax Benefit	145	580	580	1,305
Targeted relief for seniors	80	325	340	745
Total–Reducing the Tax Burden for Canadians	695	3,020	3,180	6,895

Notes: Totals may not add due to rounding. The Canada Child Tax Benefit and the National Child Benefit supplement are considered expenditures for budgetary purposes and thus should not be included in calculations of total tax relief.

Tax Relief for Individuals and Families

The stimulus phase of the Economic Action Plan introduced significant new personal income tax reductions that have provided relief, particularly for low- and middle-income Canadians, as well as measures to help Canadians purchase or improve their homes. These tax reductions allow individuals and families to keep more of their hard-earned money and improve incentives to work, save and invest, while also contributing to the Government’s long-term economic agenda. For example, the Government:

•

Increased the amount of income that Canadians can earn before paying federal income tax, and increased the top of the two lowest income tax brackets so that Canadians can earn more income before being subject to higher tax rates.

•

Introduced the Working Income Tax Benefit in Budget 2007, and effectively doubled it in the stimulus phase of Canada’s Economic Action Plan. This enhancement lowered the “welfare wall,” further strengthening work incentives for low-income Canadians already in the workforce and encouraging other low-income Canadians to enter the workforce. Canadians have been able to receive enhanced benefits since filing their 2009 tax return.

•

Raised the level at which the National Child Benefit supplement for low-income families is fully phased out and the level at which the Canada Child Tax Benefit begins to be phased out, which is providing a benefit of up to $443 per year (in the 2011–12 benefit year) for a family with two children. Additional monthly benefits under these programs began to be paid to families with children in July 2009.

•

Increased the Age Credit amount by $1,000 in 2009 to provide tax relief to low- and middle-income seniors. With indexation, this means additional tax savings of up to $157 for low-income seniors in 2012.

•	Introduced a new tax credit of up to $750 to assist first-time home buyers and provided them with additional access to their Registered Retirement Savings Plan savings to purchase or build a home.

Tax Relief for Families Since 2006: Example

Michael and Kate are a couple with two children. Michael earns $40,000 and Kate earns $60,000. As a result of actions taken by the Government since 2006, they are expected to pay $2,145 less in personal income tax and $960 less in GST, for a total of $3,105 in tax relief in 2012. Michael and Kate also receive an additional $81 in child benefits.

Supporting Families With Children

Since 2006, the Government has significantly increased support for families to better assist them with the costs of raising children:

•   The Universal Child Care Benefit, available since July 2006, gives families with young children more choice in child care by providing $100 per month for each child under age 6.

•   The Child Tax Credit, available since 2007, recognizes the expenses associated with raising children by providing personal income tax relief of up to $329 in 2012 for each child under age 18.

•   The Children’s Fitness Tax Credit, available since 2007, promotes physical fitness among children through a 15-per-cent credit on up to $500 in eligible fees for the enrolment of a child under age 16 in an eligible program of physical activity.

•   The Children’s Arts Tax Credit, available since 2011, promotes children’s participation in artistic, cultural, recreational or developmental activities through a 15-per-cent credit on up to $500 in eligible fees for the enrolment of a child under age 16 in an eligible program.

•   The amount that families can earn before the National Child Benefit supplement is fully phased out—or before the base benefit under the Canada Child Tax Benefit begins to be phased out—was increased starting in July 2009. As a result, a low-income family with two children receives an additional benefit of up to $443 in the 2011–12 benefit year.

•   The spousal and other related amounts were increased to equal the basic personal amount so that single-earner families, including single parents, receive the same tax treatment as two-earner families, effective 2007.

Supporting Families With Children (cont’d)

•   To help families with children with disabilities, the Government introduced the Registered Disability Savings Plan (RDSP) starting in 2008, and increased the Child Disability Benefit component of the Canada Child Tax Benefit as of July 2006. Families with infirm children may also claim the new Family Caregiver Tax Credit, a 15-per-cent credit on an amount of $2,000 available starting in 2012. Budget 2012 introduces several measures to improve the RDSP. These measures will give RDSP beneficiaries and their families increased flexibility to establish, contribute to and access savings from their plans.

•   To help families with education costs, the Government took several actions to strengthen Registered Education Savings Plans and expand and enhance the Canada Student Loans Program, and launched the new consolidated Canada Student Grants Program. The Government also exempted scholarship and bursary income from tax and introduced the Textbook Tax Credit.

•   Families are major beneficiaries of the substantial tax relief the Government has provided to all Canadians, such as the 2-percentage-point reduction in the Goods and Services Tax, broad-based personal income tax reductions, and the introduction of the Tax-Free Savings Account, which helps Canadians meet lifetime savings needs.

•   In addition, many families are benefiting from other more targeted tax measures introduced since 2006, such as the Working Income Tax Benefit, the Canada Employment Credit, the Public Transit Tax Credit and the First-Time Home Buyers’ Tax Credit.

•   The average family of four is now saving more than $3,100 per year in taxes, and more than 1 million low-income Canadians have been removed from the tax rolls in 2012.

•   Altogether, actions taken since 2006 will provide about $160 billion of tax relief for individuals and families over 2008–09 and the following five fiscal years.

Supporting Low-Income Working Canadians

Canada’s tax system ensures that people with lower incomes contribute a smaller proportion of their income in taxes. Indeed, more than 40 per cent of all taxpayers pay no net tax; that is, their tax liabilities are either nil or offset by income-tested benefits such as the Canada Child Tax Benefit and the GST Credit. In addition, low-income Canadians now pay significantly less tax and receive more benefits due to actions taken by the Government since 2006. In fact, in 2012, one third of the personal income tax relief provided by the Government will go to Canadians with incomes under $41,544, even though they pay about 13 per cent of taxes.

Since it was introduced in 2007, the Working Income Tax Benefit (WITB) has lowered the welfare wall, so that low-income individuals may keep more of their earnings. In 2012, if the WITB had not been introduced, a typical low-income single parent in Nova Scotia would have only kept about 28 cents of each additional dollar earned between $3,000 and $10,000, due to reduced benefits from federal and provincial income-tested programs and taxes. As a result of the enhanced WITB, the same family will keep about 53 cents of each additional dollar earned.

Other tax relief provided by the Government has also helped low-income working Canadians. For example, the amount that a single parent with one child can earn in 2012 before paying taxes has increased by $5,324 to $26,557 as a result of the introduction of the Canada Employment Credit, the Child Tax Credit and legislated increases to the basic personal amount, and the Eligible Dependant Credit.

Tax Relief for Job-Creating Businesses

A competitive business tax system is essential for creating an environment that encourages new investment, growth and job creation in Canada. In 2007, Parliament passed a bold tax reduction plan that lowered the federal general corporate income tax rate from 22.12 per cent in 2007 (including the corporate surtax that was eliminated in 2008) to 15 per cent in 2012. The stimulus phase of the Economic Action Plan built on these corporate income tax reductions to help position businesses to weather the effects of global economic challenges, invest in Canada, and spur innovation and growth—thereby creating more and better-paying jobs for Canadian workers. Stimulus measures included:

•

Help for businesses to adopt newer technology at a faster pace: a temporary 100-per-cent capital cost allowance (CCA) rate was introduced for computers acquired after January 27, 2009 and before February 1, 2011.

•

Help for businesses in manufacturing and processing industries to restructure and retool to position themselves for long-term success: the temporary 50-per-cent straight-line accelerated CCA rate for investments in manufacturing or processing machinery and equipment was extended to include investments undertaken in 2010 and 2011. This measure was first introduced in Budget 2007 and was extended, most recently in Budget 2011, to include investments undertaken before 2014.

•

Support for small businesses: the amount of small business income eligible for the reduced federal income tax rate was further increased to $500,000 effective January 1, 2009, following a previous increase to $400,000 from $300,000 as of January 1, 2007.

•	Support for mineral exploration activity across Canada: the temporary Mineral Exploration Tax Credit was extended.

These measures provided immediate economic stimulus, while also encouraging the type of productivity-enhancing investments that result in sustained growth.

Including measures in the stimulus phase of the Economic Action Plan, the Government has introduced business tax relief totalling roughly $60 billion over 2008–09 and the following five fiscal years.

Business tax cuts are benefiting Canadians in very important ways … If governments had not provided tax relief for Canadian businesses, the recession would have been deeper and unemployment would have certainly been higher … (now) we have a corporate sector that is better poised to take advantage of new market opportunities, which will, in turn, continue to generate job growth.

— Jayson Myers, President & CEO,

Canadian Manufacturers and Exporters

January 25, 2012 press release

Supporting Small Businesses

The tax system provides considerable support to small businesses through a lower corporate income tax rate, incentives for investors, enriched financial support for research and development (R&D) and simplified compliance.

Since 2006, the Government has introduced a large number of tax measures to support investment, innovation and growth by small businesses, including:

•   To help small businesses retain more of their earnings for investment, expansion and job creation, the lower small business tax rate was reduced to 11 per cent from 12 per cent in 2008. The amount of income eligible for this lower rate was increased from $300,000 to $400,000 in 2007, and then to $500,000 in 2009.

•   To spur investment in small businesses, Budget 2007 increased the Lifetime Capital Gains Exemption on qualified small business shares to $750,000 from $500,000, the first increase in the exemption since 1988.

•   To enhance support for R&D through the Scientific Research and Experimental Development tax incentive program, Budget 2008 increased the amount of expenditures eligible for the higher, refundable tax credit to $3 million and extended eligibility to medium-sized companies by increasing the taxable capital and income limits.

•   To help innovative companies attract venture capital, Budget 2010 narrowed the definition of taxable Canadian property, thereby eliminating the need for tax reporting under section 116 of the Income Tax Act for many investments. This improves the ability of Canadian businesses, including innovative high-growth companies that contribute to job creation and economic growth, to attract foreign venture capital.

•   To encourage hiring in the small businesses sector, Budget 2011 announced a temporary Hiring Credit for Small Business of up to $1,000 against a small employer’s increase in its 2011 EI premiums over those paid in 2010. This temporary credit was available to approximately 525,000 employers whose total EI premiums were at or below $10,000 in 2010, reducing their 2011 payroll costs by about $165 million.

•   To assist employers facing challenges, Budget 2011 also made available an extension of up to 16 weeks for active or recently terminated EI work-sharing agreements.

Budget 2012 further supports small businesses by announcing:

•   An extension of the Hiring Credit for Small Business for one year, which will provide a credit of up to $1,000 against a small employer’s increase in its 2012 EI premiums over those paid in 2011.

•   A new approach to setting EI premium rates that will ensure predictability and stability by limiting rate increases to 5 cents per year until the EI Operating Account is balanced, after which the Canada Employment Insurance Financing Board will be mandated to set a seven-year break-even rate to be recalculated every year.

•   Actions to reduce the tax compliance burden for small businesses. This includes doubling the thresholds for eligibility to use the GST/HST streamlined accounting methods, simplifying administration for partnerships, and improving the rules for paying eligible dividends.

As a result of federal and provincial business tax changes, Canada has an overall tax rate on new business investment that is lower than that in any other G-7 country and below the average of the member countries of the Organisation for Economic Co-operation and Development (OECD) (Chart A2.2).

The government’s commitment to reducing the general corporate income tax rate to 15% by 2012 is important to our ongoing economic recovery and should be applauded.

— Gabe Hayos, Canadian Institute of Chartered Accountants

House of Commons Standing Committee on Finance

October 18, 2011

Improving the competitiveness of the Canadian tax system requires collaboration among all governments to help Canadian businesses compete globally. Provinces and territories have also taken action to enhance Canada’s business tax advantage (Chart A2.3.). These actions are helping Canada build a strong foundation for future economic growth, job creation and higher living standards for Canadians.

Table A2.4

Reducing the Tax Burden for Canadians

millions of dollars

	2008–09	2009–10	2010–11	Total

Personal income tax relief for all taxpayers	470	1,885	1,950	4,305
Increases to the National Child Benefit supplement and the Canada Child Tax Benefit		230	310	540
Enhancing the Working Income Tax Benefit	145	580	580	1,305
Targeted relief for seniors	80	325	340	745
Total–Reducing the Tax Burden for Canadians	695	3,020	3,180	6,895
Reference:

Tax and Tariff Measures to Support Housing and Business
Home Renovation Tax Credit		2,265		2,265
Increasing withdrawal limits under the Home Buyers’ Plan		15	15	30
First Time Home Buyers’ Tax Credit		130	115	245
Mineral Exploration Tax Credit for flow-through share investors		70	-15	55
Increasing the income limit for the small business tax rate		45	80	125
Temporary 100-per-cent capital cost allowance rate for computers		340	355	695
Tariff relief on machinery and equipment		76	81	157
Temporary acceleration of the capital cost allowance rate for manufacturing or processing machinery and equipment

Notes: Totals may not add due to rounding. The Canada Child Tax Benefit and the National Child Benefit supplement are considered expenditures for budgetary purposes and thus should not be included in calculations of total tax relief.

Helping the Unemployed

The stimulus phase of Canada’s Economic Action Plan included $8.4 billion over two years to support workers most affected by the global recession. Because of the quick and decisive measures taken by the Government, Canada’s economy has more than recovered all of the jobs lost during the downturn. As temporary stimulus measures began to wind down, the Government took additional steps to secure the recovery by limiting Employment Insurance (EI) premium rate increases to 5 cents per $100 of insurable earnings for 2011 and 2012 and 10 cents for subsequent years.

Table A2.5

Helping the Unemployed

millions of dollars

	2009–10	2010–11	Total
Strengthening benefits for Canadian workers	1,259	1,680	2,938
Enhancing the availability of training	896	948	1,844
Keeping EI rates frozen for 2010	1,193	2,378	3,571
Total–Helping the Unemployed	3,348	5,005	8,353

Note: Totals may not add due to rounding.

Over the course of the downturn, the EI program provided Canadians with needed temporary support. In 2009–10, the Government spent approximately $5.3 billion more in EI benefits than during the previous year.

Supporting Workers

The Government of Canada provides significant support to Canadian workers, including programs and services for those looking to first enter the labour market, those looking to upgrade their skills and training, and those in need of support during periods of unemployment.

Since 2006, the Government has introduced important measures aimed at ensuring a more skilled and inclusive workforce. Investments have included:

•   Putting in place the Targeted Initiative for Older Workers in 2006 to support a range of employment activities for unemployed older workers in vulnerable communities. Canada’s Economic Action Plan provided an additional $60 million over three years for the Targeted Initiative for Older Workers to help older workers remain active and productive participants in the labour market. Budget 2011 then provided $50 million over two years to extend the Initiative until 2013–14.

•   Introducing a new labour market training architecture in Budget 2007, making available $3 billion over six years to provinces and territories for the design and delivery of labour market programs with a focus on assisting groups under-represented in the labour force, including persons with disabilities, Aboriginal peoples, recent immigrants and older workers.

•   Providing $7 billion over two years, under the Economic Action Plan, for direct support to workers most affected by the recession. The Canada Skills and Transition Strategy included investments to: strengthen EI benefits, work-sharing and wage protection benefits; significantly expand the availability of training opportunities, including for older workers, youth and Aboriginal peoples; encourage completion of apprenticeships; facilitate the recognition of foreign credentials; and freeze EI premium rates for two years.

Budget 2010 announced additional, targeted actions to protect Canadian workers and their jobs from the effects of the global economic recession by:

•   Temporarily extending the maximum length of work-sharing agreements to protect jobs, allowing more workers to keep their jobs while employers retained skilled employees with years of experience.

•   Providing $108 million over three years to assist young people looking to gain skills and experience. This included a one-year $30-million increase in funding for the Career Focus component of the Youth Employment Strategy as well as $20 million in support of Pathways to Education Canada’s work to support disadvantaged youth.

•   Budget 2011 provided additional support by extending for up to 16 weeks active or recently terminated work-sharing agreements, further protecting workers’ jobs.

Supporting Workers (cont’d)

The Government has also introduced a number of tax measures to support Canadian workers, including:

•   The Canada Employment Credit, introduced in Budget 2006, provides tax recognition for work-related expenditures such as home computers, uniforms and supplies.

•   The Tradesperson’s Tools Deduction, introduced in Budget 2006, allows tradespersons to deduct from their income part of the cost of tools they must acquire as a condition of employment.

•   The Apprenticeship Job Creation Tax Credit, introduced in Budget 2006, encourages employers to hire new apprentices in eligible trades.

•   The Working Income Tax Benefit, introduced in Budget 2007, strengthens work incentives for low-income Canadians already in the workforce and encourages low-income Canadians to enter the workforce. The Economic Action Plan effectively doubled the tax relief provided by the Working Income Tax Benefit for 2009 and future years.

•   This tax relief builds on the support provided to apprentices through the Apprentice Incentive Grant provided in Budget 2006 and the Apprenticeship Completion Grant, which was introduced in Budget 2009.

In addition, Budget 2012 provides:

•   $50 million over two years to enable the Youth Employment Strategy to help more young Canadians get the information and gain the skills, work experience and abilities they need to make a successful transition to the workplace.

•   $21.3 million over two years to help unemployed Canadians get back to work more quickly by enhancing the content and timeliness of labour market information that is provided to them. The Government will also clarify what is expected of Canadians with respect to their job search activities while they are receiving regular EI benefits.

•   $74.0 million over two years to introduce a new, national three-year EI pilot project that will allow claimants to earn more money while receiving EI benefits. This new pilot project will mean those working while on EI claim will see their benefits reduced by only 50 per cent of earnings. This change means that claimants will be able to earn more and have a higher total income while they are on claim.

•   An improved way to calculate EI benefits that will reduce disincentives to taking all available work. Beginning April 2013, claimants will have their EI benefits calculated based on the highest weeks of earnings over the year preceding a claim. The number of weeks will vary from 14 to 22, depending on the unemployment rate in the claimant’s EI region.

•   A commitment to protect long-term disability benefits of employees in the federally regulated private sector by requiring employers to insure, on a go-forward basis, any long-term disability plans they offer to their employees.

In addition to much-needed temporary assistance, the stimulus phase of the Economic Action Plan invested in training for Canadian workers so they can take advantage of new opportunities as the economy recovers. The Plan’s support for the unemployed included:

•	An extra five weeks of EI benefits were provided to more than 1.2 million EI claimants.

•	EI premium rates in 2010 were frozen at $1.73 per $100 of insurable earnings—their lowest level since 1982.

•	Nearly 12,000 long-tenured unemployed workers have received additional assistance through the Career Transition Assistance program in order to participate in long-term training.

•	To date, almost 225,000 long-tenured workers have received 5 to 20 weeks of additional EI benefits.

•

In December 2011, over 13,000 Canadians were participating in more than 550 work-sharing agreements. At its peak in October 2009, over 165,000 Canadians were participating in work-sharing agreements. In order to support a continued recovery for Canadian businesses and workers, the Government announced, as part of the November 2011 Update of Economic and Fiscal Projections, an additional extension of up to 16 weeks for active, recently terminated or new work-sharing agreements. The extension will be phased out by October 2012.

•	Since April 1, 2009, payments have been made to more than 40,600 claimants under the Wage Earner Protection Program.

•

The Government provided $750 million per year to the provinces and territories in 2009–10 and 2010–11 in support of training and skills development programs, which has benefited more than 200,000 Canadians annually.

•

Projects under the enhanced Targeted Initiative for Older Workers provided support to over 12,000 older workers. Due to the success of the initiative, Budget 2011 provided $50 million over two years to extend the program.

•

Training and skills development was provided to close to 19,800 Aboriginal people through the Aboriginal Skills and Employment Partnership program and the Aboriginal Skills and Training Strategic Investment Fund.

•

Support is being provided to implement the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications. To date, funding has supported 67 contribution agreements, including projects with seven provincial and territorial governments and 21 different professions, to assist with the implementation of the Framework.

•	Funding has supported 1,008 youth internships in not-for-profit and community service organizations through the YMCA and YWCA, 91 per cent of which have an environmental focus.

Canada’s Economic Action Plan: Working for Canadians

Aboriginal Skills and Employment Partnership Program

Edmonton, Alta.—Sean Mangal got a solid foothold in the pipes trade through Trade Winds to Success, an 18-week pre-apprenticeship training program that ensures Aboriginal peoples are positioned to benefit from Alberta’s construction industry in occupations such as boilermakers, ironworkers, carpenters and pipe/steamfitters. Trade Winds to Success enabled Sean to obtain a job in his chosen field as a pipefitter with Arpi’s North Inc., working on projects such as the Edmonton International Airport expansion.

Enhanced Work Sharing

Mississauga, Ont.—Since being founded in 1936, the Mascot Truck Parts company has become one of the largest heavy-duty specialists in North America, applying its expertise to rebuilding all makes of transmissions, differentials and steering gears. The economic downturn hit the manufacturing and automotive industry hard and Mascot felt the impact. To avoid layoffs, the company signed a work-sharing agreement that allowed it to keep 107 employees and the business running.

Apprenticeship Grants

Vancouver, B.C.—Ross Redeker’s love for working with his hands has led him to become a successful and well-paid plumber. His previous job as a warehouse manager was not giving him the sort of job satisfaction he had been looking for, and he wanted to make a change. He left the warehouse job to become a plumber apprentice. Currently employed at Bridge Mechanical, the company that hired him four years ago, Ross is grateful to the Government of Canada for providing the apprenticeship grants. “I want to thank you for making these programs available. It has not only given me financial assistance to obtain a job that I enjoy, but it has given me a sense of pride. When people ask what I do for a living, I can say ‘I am a certified plumber.’”

Table A2.6

Helping the Unemployed

millions of dollars

	2009–10	2010–11	Total

Strengthening Benefits
An extra 5 weeks of EI benefits	796	796	1,592
EI—long-tenured workers
(Career Transition Assistance program)	15	83	98
EI—long tenured workers
(extension of regular benefits)	215	731	946
EI—work sharing	211	49	260
Wage Earner Protection Program	22	21	43
Subtotal—Strengthening Benefits	1,259	1,680	2,938

Enhancing the Availability of Training
EI training programs	500	500	1,000
Strategic Training and Transition Fund	250	250	500
Canada Summer Jobs Program	10	10	20
Federal public service student employment program	10	10	20
YMCA/YWCA	15		15
Targeted Initiative for Older Workers	5	21	26
Apprenticeship Completion Grant	39	40	79
Foreign Credential Recognition program	12	22	35
Aboriginal Skills and Employment Partnership program	7	48	56
Aboriginal Skills and Training Strategic Investment Fund	24	46	70
Aboriginal Human Resource Development Strategy	23		23
Subtotal—Enhancing the Availability of Training	896	948	1,844

Keeping EI rates frozen for 2010	1,193	2,378	3,571
Total—Helping the Unemployed	3,348	5,005	8,353

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs.

Building Infrastructure to Create Jobs

State-of-the-art transportation infrastructure helps move people and goods to markets, and improves business competitiveness, allowing the economy to grow and prosper. Other types of public infrastructure, such as clean drinking water systems and cultural and recreational facilities, improve public health and enhance the quality of life for Canadian families.

Table A2.7

Building Infrastructure to Create Jobs

millions of dollars

	2009–10	2010–11	2011–12	Total

Building Infrastructure
Investments in provincial, territorial and municipal infrastructure	852	3,469	1,051	5,373
Investments in First Nations infrastructure	229	280		510
Federal infrastructure	943	713		1,657
Subtotal—Building Infrastructure	2,025	4,463	1,051	7,540

Stimulating Housing Construction
Support for home ownership and the housing industry	2,596	321		2,917
Investments in social housing for Canadians	1,399	2,678		4,077
Subtotal—Stimulating Housing Construction	3,995	2,999		6,994
Total—Building Infrastructure to Create Jobs	6,021	7,462	1,051	14,534
Total—With provincial contributions	8,019	13,934	2,816	24,769

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs. Amounts for 2009–10 and 2010–11 are actual cash expenditures, while amounts for 2011–12 reflect estimated expenditures for the four extended infrastructure programs. As a result of the extension of these programs, some funds originally planned for 2010–11 will be recorded in 2011–12. Final numbers will be released in the Public Accounts of Canada in Fall 2012. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

In the shorter term, infrastructure and housing investments are widely recognized as an effective means to boost economic activity and put people to work. That is why the Government delivered about $14.5 billion during the stimulus phase of Canada’s Economic Action Plan to modernize a broad range of infrastructure including our roads, bridges, public transit, parks and water treatment facilities, and to support home ownership, help stimulate the housing sector, and improve housing across Canada. These investments, including those in new infrastructure and the rehabilitation of existing assets, helped to create and maintain jobs across Canada during the economic downturn, and will continue to benefit all Canadians for many years.

While the majority of projects announced as part of the stimulus phase of Canada’s Economic Action Plan were completed by March 31, 2011, a number of provincial/territorial, municipal and not-for-profit projects facing scheduling challenges benefited from a one-time seven-month extension to the deadline for completing infrastructure projects. This flexibility provided the Government’s partners with an additional construction season to complete projects under the following four programs: the Infrastructure Stimulus Fund, the Building Canada Fund Communities Component Top-Up, the Knowledge Infrastructure Program and the Recreational Infrastructure Canada program. As a result of the extension, almost $3.5 billion in stimulus was invested in the economy in 2011–12, and it is estimated that roughly 2,270 projects under the four extended programs were completed after March 31, 2011.

Investments in Provincial, Territorial and Municipal Infrastructure

As part of the stimulus phase of Canada’s Economic Action Plan, the Government launched a number of new initiatives to stimulate additional investment in provincial, territorial and municipal infrastructure. These new stimulus initiatives consisted of the Infrastructure Stimulus Fund, the Building Canada Fund Communities Component Top-Up, the Green Infrastructure Fund, the Recreational Infrastructure Canada program and funding for recreational trails.

By working closely with each province and territory to approve projects quickly, the Government allocated close to $5.4 billion in stimulus funding towards almost 7,000 projects across the country. Provinces, territories, municipalities and other partners also contributed to these projects, thereby generating a total investment in public infrastructure of about $14 billion at a critical time.

In addition to launching new stimulus initiatives, the Government took steps to accelerate funding under Building Canada initiatives that were announced in Budget 2007. These steps were designed to further increase investment when support for the economy was needed most.

Some of these projects, particularly larger-scale projects being funded under the Major Infrastructure Component of the Building Canada Fund, are ongoing and continue to support long-term economic growth.

In the last few years, federal investments have helped municipalities put police on the streets, repair social housing and rebuild the roads, bridges, water systems and public transit Canada needs to support families, businesses and long-term economic growth.

— Federation of Canadian Municipalities, February 2012

Infrastructure Stimulus Fund: Through the Infrastructure Stimulus Fund, the Government made $4 billion in funding available for infrastructure projects that could get underway quickly and thus provide much-needed economic stimulus to the Canadian economy. Working with provinces, territories, municipalities and the private sector, more than 4,000 projects were completed under this program. In total, these projects represented an investment of about $10 billion in Canada’s public infrastructure.

Canada’s Economic Action Plan: Working for Canadians

Examples of Completed Infrastructure Stimulus Fund Projects

St. Lunaire-Griquet, N.L.—With the help of $1.25 million from the Infrastructure Stimulus Fund, Newfoundland and Labrador improved access to one of its prime tourist destinations, L’Anse aux Meadows. The Route 436 approach to this UNESCO World Heritage site, Canada’s earliest known Viking settlement, was resurfaced and widened. A culvert was also replaced. The benefits of this project include improved safety and traffic flow and lower maintenance costs, all of which contribute to the promotion of tourism and economic growth in the region.

Chatham, Ont.—The Chatham-Kent Women’s Centre provides shelter, counselling, education and housing support to victims of domestic abuse. To accommodate growing demand, the centre received $322,475 from the Infrastructure Stimulus Fund to expand the facility and make the building accessible to persons with disabilities. Now double its original size, the centre no longer has to rely on hotels or community partners to house their clients, freeing up the time and money to focus on programs to help women and children threatened by domestic abuse.

Canada’s Economic Action Plan: Working for Canadians

Examples of Completed Infrastructure Stimulus Fund Projects (cont’d)

Spirit River, Alta.—Elevator and Cargill roads are important access routes that contribute to the Central Peace Region’s economic development. The roads support an average of 1,020 truckloads a year, translating into more than $120 million in annual regional revenues. Both roads were restored and repaved thanks to $336,761 from the Infrastructure Stimulus Fund. This project helped sustain jobs in the area, while also increasing road safety for truckers. It also improved access to the industrial and agricultural network to enhance the flow of goods crucial to the regional economy.

Carmacks, Y.T.—Running through the Town of Carmacks, Freegold Road is a primary supply route to and from many northern mining projects. A single-lane wooden bridge across the Nordenskiold River had been causing bottlenecks on this important local artery. With a $1-million contribution from the Infrastructure Stimulus Fund, a new steel bridge is now in place. It is large enough to handle two lanes of traffic as well as heavy vehicles and includes a sidewalk. The new bridge supports continued resource development in the region.

Bonus for Community Projects: The stimulus provided under Canada’s Economic Action Plan included $500 million to top up the more than $1 billion in initial funding that was made available under the Communities Component of the Building Canada Fund. More than 500 projects were completed as a result of this top-up, representing a total investment of approximately $1.5 billion in community infrastructure.

Green Infrastructure Fund: The Green Infrastructure Fund supports sustainable energy generation and transmission, modernized wastewater infrastructure and better management of solid waste. To date, the Government has committed $617 million towards 17 Green Infrastructure Fund projects. Provinces, territories, municipalities and the private sector are also contributing funding towards these projects, bringing the total investment to over $2 billion. Projects under the Green Infrastructure Fund are mainly long-term strategic initiatives that not only have been creating stimulus in the short term but will lead to a more sustainable economy in the coming years.

Canada's Economic Action Plan: Working for Canadians

Infrastructure: Projects Completed Across Canada

Infrastructure Stimulus Fund
Communities Component of the Building Canada Fund (including Top-up)
Recreational Infrastructure Canada
Knowledge Infrastructure Program
©2012 Google, Map Data ©2012 Tele Atlas.

Description – Across Canada, over 7,500 projects were completed under the Infrastructure Stimulus Fund, the Communities Component of the Building Canada Fund and the Top Up to the Communities Component, the Green Infrastructure Fund, the Recreational Infrastructure Canada Program and the Knowledge Infrastructure Program.

National Recreational Trails: The stimulus phase of the Economic Action Plan made $25 million in funding available in 2009–10 to the National Trails Coalition to help build and renew recreational trails for walking, running, cross-country skiing and biking, as well as snowmobile and all-terrain vehicle trails. The funding supported a total of 474 projects that were completed by March 31, 2010.

Recreational Infrastructure Canada: Hockey arenas, soccer fields, tennis courts and swimming pools provide Canadians and their families with the benefits of physical activity and community-based experience. The stimulus phase of Canada’s Economic Action Plan provided $500 million for the Recreational Infrastructure Canada program, supporting the construction of new facilities and upgrades to existing ones across the country. These funds were matched by contributions from other levels of government and recipients, thereby increasing the impact on local employment. In total, 1,919 projects were completed, creating significant new economic activity in all parts of Canada.

Canada’s Economic Action Plan: Working for Canadians

Examples of Community Projects

Arichat, N.S.—Thanks to $250,000 from the Building Canada Fund Communities Component Top-Up, the Village of Arichat replaced five aging and malfunctioning wastewater pumping stations that were installed in the 1970s and had become impossible to maintain. The work has made the community’s wastewater collection system more efficient and reliable. The work has also benefited the environment by preventing raw sewage from discharging into the Arichat harbour, as had occurred when the old sewage pumps malfunctioned.

Sayabec, Que.—For the Town of Sayabec’s residents, improving the community centre was a key goal. The centre is the hub of local activities and one of few in the region able to host events such as exhibitions, performances and conferences. With $593,630 from the Building Canada Fund Communities Component Top-Up, the centre renovated its storage and stage areas. The building’s roof and siding were also replaced, and more parking spaces were added to accommodate a growing clientele.

Canada’s Economic Action Plan: Working for Canadians

Examples of Community Projects (cont’d)

Langford, B.C.—The City of Langford was in need of a new arena for some time. With only two skating rinks to serve 66,000 residents, ice time was constantly booked. To solve this problem, the city received over $4.4 million from the Building Canada Fund Communities Component Top-Up to build a new recreational facility. The City Centre Park Sportsplex includes an ice rink and bowling alley. It also features a one-of-a-kind “ice river” that connects the new 500-seat arena to an outdoor skating area that can be converted into a children’s splash park in Summer.

Lorette, Man.—Previously served by only three municipal wells and numerous private wells, Lorette residents had to put up with recurring boil-water orders. With the help of $600,000 from the Building Canada Fund Communities Component Top-Up, the town built a one-million-litre concrete reservoir and pumping station with filtration and disinfection capacity. The system also has sufficient capacity to accommodate future community growth. Thanks to the stimulus provided, everyone in the town is now linked to a modern potable water system that has improved drinking water quality and reliability.

First Nations Infrastructure

During the stimulus phase of Canada’s Economic Action Plan, the Government spent $510 million to support infrastructure projects in three priority areas: schools, water and wastewater projects, and health and police facilities in First Nations communities. In total, these funds supported 97 major projects, all of which were completed.

Investments, such as the following, spurred significant job creation and economic development in First Nations communities, many of which are rural:

•	$173-million investment in 12 school projects.

•	$188-million investment in 23 water and wastewater projects.

•	$134-million investment in health service infrastructure, including 40 major projects and 135 minor projects.

•	$15-million investment in 22 First Nations policing infrastructure projects.

Funding to Upgrade and Modernize Federal Infrastructure

Federal infrastructure stimulus projects under the Plan included investments in faster and more reliable passenger rail services, safer bridges and highways, refurbished harbours for small crafts and more efficient border crossings.

Reliable Passenger Rail Services: The stimulus phase of Canada’s Economic Action Plan provided funding for a wide range of projects designed to modernize rail passenger services through improvements to infrastructure, locomotives, passenger cars, stations and related facilities.

•

VIA Rail was able to accelerate its capital projects as a result of investments made through the stimulus phase of Canada’s Economic Action Plan, including completing upgrades to rail car safety systems, tracks and stations.

•

The stimulus phase of the Action Plan also supported two remote passenger rail services: Keewatin Railway, which operates between The Pas and Pukatawagan (northern Manitoba), and Tshiuetin Rail Transportation, which operates between Sept-Îles and Schefferville (northern Quebec) as well as in Labrador.

Federal Bridges: Through the stimulus phase of Canada’s Economic Action Plan, the Government invested more than $89 million over two years in the rehabilitation and repair of the following bridges:

•	Blue Water Bridge in Sarnia.

•	Peace Bridge in Fort Erie.

•	Champlain Bridge in Montréal.

•	Alexandra Bridge and the Chaudière Crossing in the National Capital Region.

•	The LaSalle Causeway in Kingston and the Burlington Lift Bridge in Burlington.

The funding ensures that bridges and other transportation infrastructure continue to be safe and serve the needs of commuters.

Federal Buildings: The stimulus phase of the Plan delivered significant funds to repair and renovate the federal government’s building portfolio. About 2,000 repair and renovation projects were completed. In addition, funding was provided to over 300 projects to enhance the accessibility of Crown-owned buildings for persons with disabilities. During project selection, priority was given to facilities where services were provided directly to Canadians.

Canada’s Economic Action Plan: Working for Canadians

Examples of Federal Bridges

National Capital Region—The work done on the Alexandra Bridge in the National Capital Region exemplifies the positive outcomes of green-based approaches to asset rehabilitation. This rehabilitation project involved strengthening the steel structure and increasing its seismic capacity as well as replacing the deck, guardrail and wooden boardwalk. The work done on the century-old bridge was closely managed to maximize the recycling of all salvageable materials and, as a result, achieved over 88 per cent diversion from landfill. The pressure-treated wood previously used in the bridge’s boardwalk was replaced with planks made from non-treated durable wood species. Screw fasteners now hold the planks in place instead of traditional nails. The screws ensure fewer planks will need to be replaced each year.

Burlington, Ont.—The original, lead-based paint on the Burlington Lift Bridge, dating back to 1962, had begun to flake and peel off the bridge, producing an increased risk of contamination to the surrounding environment. There was also a need to paint the lift span in order to mitigate the structural deterioration resulting from its exposure to road salt, which had accelerated the rate of peeling and corrosion. In addition, structural deficiencies due to corrosion were repaired. All the repair work was completed within 20 months and the bridge was shut down only twice throughout the duration of the work.

Alaska Highway: On sections of the Alaska Highway from Summit Lake, British Columbia, to the Yukon border, deck repairs to eight bridges were completed, 28 kilometres of asphalt road surface were repaved, and an intersection was rebuilt to make it safer. These investments totalled $13 million and were all completed on budget during the short northern Summer construction period.

Twinning of the Trans-Canada Highway in Banff National Park: The project involved two separate design/build tenders, one for the Icefields Interchange and a second for the twinning of six kilometres of the Trans-Canada Highway between the Interchange and the Alberta-British Columbia border. Funding was provided over three years and construction is expected to be completed in Fall 2012.

Small Craft Harbours: The stimulus phase of Canada’s Economic Action Plan provided $200 million to Fisheries and Oceans Canada to undertake repairs of small craft harbours through 272 projects. To date, repair, maintenance and dredging has been completed for 258 projects. Projects that remain underway will be completed in the future with existing departmental funding.

Fisheries and Oceans Canada was also provided with $17 million to accelerate the construction of the Pangnirtung harbour in Nunavut. Stimulus funding spent totalled $11.2 million. The remaining $5.8 million was approved for spending in 2011–12.

Canada’s Economic Action Plan: Working for Canadians

Small Craft Harbours

Port Saunders, N.L.—A wharf reconstruction project at the commercial fishing harbour of Port Saunders has restored the capacity of the harbour to support the economic sustainability of this community. The harbour, which is used by 140 commercial fishing vessels, is important to the economic viability of the seafood industry in the Gulf of St. Lawrence. The Economic Action Plan’s $2.5-million project protected over 500 full-time seasonal jobs in the harvesting and processing sectors.

Berens River, Man.—Berens River is a remote Aboriginal community located 280 kilometres northeast of Winnipeg, Manitoba. It is an active fishing community with over 65 commercial fishers; fishing is the primary economic endeavour. Thanks to Canada’s Economic Action Plan, a contract for $185,000 was awarded to Lindell and Dymterko Ltd. for a new timber crib wharf. The community now has access to an improved vessel berthing for the commercial fishers and increased landing capacity.

Federal Contaminated Sites: Through the stimulus phase of Canada’s Economic Action Plan, the Government accelerated work to assess and remediate federal contaminated sites. Departments completed over 210 accelerated remediation projects and over 2,400 site assessments in 2009–10 and 2010–11.

Supporting Home Ownership and Jobs in Housing Construction

The housing industry is an important source of economic activity and job creation in Canada, as it promotes demand for building materials and other goods and services. For many Canadians, their homes are their most important investment. To protect and create jobs, the Government provided significant support for home ownership and renovations.

Canadians who undertook eligible renovations to their homes after January 27, 2009 and before February 1, 2010 were entitled to receive up to $1, 350 in tax relief from the temporary Home Renovation Tax Credit (HRTC) introduced in the stimulus phase of Canada’s Economic Action Plan. The HRTC expired as planned on January 31, 2010.

The HRTC helped more than 3 million Canadians—about one out of every three owner-occupied households—improve their homes while boosting Canada’s economic growth.

The stimulus phase of Canada’s Economic Action Plan also provided additional tax support to first-time home buyers, who continue to benefit from greater access to their Registered Retirement Savings Plan savings to purchase or build a home, as well as up to $750 in tax relief from the First-Time Home Buyers’ Tax Credit.

Further, thanks to Canada’s Economic Action Plan, homeowners benefited from the enhanced ecoENERGY Retrofit – Homes program to make energy efficiency improvements to their homes. The program experienced strong demand during the stimulus phase of the Economic Action Plan and was renewed until March 31, 2012.

Investments in Social Housing

The stimulus phase of Canada’s Economic Action Plan included historic investments in social housing that contributed to supporting Canada’s housing construction and renovation industries. Federal support of roughly $2 billion helped Canadian families access suitable and affordable housing, while putting Canadians back to work.

In addition, provincial and territorial governments, which were responsible for program design and delivery, contributed over $1.5 billion toward this two-year investment. This joint investment in social housing allows for the construction and renovation of 16,500 housing units for low income families across the country. This includes 430 construction projects for low-income seniors and persons with disabilities, and over 11,350 existing social housing renovation projects administered by provinces and territories nationwide.

The Government of Canada also invested $150 million to renovate and retrofit federally administered social housing. In total, almost 1,310 projects were completed. These projects support some of the most vulnerable in our communities: single-parent families, recent immigrants, and Aboriginal peoples living off reserve.

Through the stimulus phase of the Economic Action Plan, the Government invested $400 million over two years to build and renovate housing in First Nations communities. Close to 500 communities benefited from more than 3,200 projects. A further $200 million was also invested in the North to address the territories’ housing needs, which supported 210 projects.

In addition to direct funding for social housing, municipalities undertook housing-related infrastructure projects supported by 272 low-cost loans totalling $2 billion.

Funds from the Affordable Housing Initiative were used by the Quebec government to fund subsidized housing through the provincial program AccèsLogis. These funds, coupled with money for housing provided through Canada’s Economic Action Plan, totalled $85.6 million last year, enough to build 1,223 social-housing units. These new homes were a lifeline for the increasing number of people who are forced to resort to food banks and who find themselves evicted from their apartments for being unable to pay their rent.

— Cathy Inouye, Project Genesis; Paula Kline,

Montreal City Mission; John Eric Feliciano,

Face à Face Listening and Intervention Centre.

June 2011

Canada’s Economic Action Plan: Working for Canadians

Investments in Housing for Low-Income Seniors and Persons with Disabilities

Prince Albert, Sask.—The Prince Albert Community Housing Society (PACH) completed a project in Prince Albert that provides 18 much-needed affordable housing units for seniors, allowing them to stay in their community close to family and friends. PACH received $2.3 million in combined federal and provincial funding under Canada’s Economic Action Plan. This investment has helped provide residents with quality, affordable housing that meets their needs while contributing to the economic and social well-being of the entire community.

Prince Albert Community Housing was delighted when the proposal for these units was approved with $2.3 million in funding provided by the federal and provincial governments. It is now a beautiful home for seniors with extremely happy residents who have a place they can call home.

— Linda Boyer, Manager, Prince Albert Housing Society Inc.

Investments in First Nations and Northern Housing

Fort Smith, N.W.T.—A small community located along the banks of the Slave River in the Northwest Territories has benefited from new housing as a result of $600,000 in federal assistance through Canada’s Economic Action Plan. The Town of Fort Smith added four new affordable housing units for low-income families to the community’s housing stock thanks to the funding, which also contributed to the sustainability of the community.

The investments being made are an important part of our efforts to ensure the sustainability of our communities through the provision of affordable housing.

— Robert C. McLeod, Minister Responsible for the Northwest Territories Housing Corporation

Canada’s Economic Action Plan: Working for Canadians (cont’d)

Renovation and Retrofit of Existing Social Housing (Federal)

Charlottetown, P.E.I.—Gateway Co-op, Charlottetown’s largest co-op, received new windows thanks to a federal investment through Canada’s Economic Action Plan. It received over $169,000 in federal funding to replace windows in the 28-unit building, improving its energy efficiency and creating local jobs.

Without this initiative, co-ops would not be as able to make many of the repairs they need. Government funding initiatives for affordable housing have helped to consolidate co-ops’ success in delivering affordable, mixed-income housing programs at a reasonable cost.

— Nicholas Gazzard, Executive Director,

Co-operative Housing Federation of Canada

Table A2.8

Building Infrastructure to Create Jobs

millions of dollars

	00000000	00000000	00000000	00000000
	2009–10	2010–11	2011–12	Total

Investments in Provincial, Territorial and Municipal Infrastructure
Accelerating payments: Provincial/Territorial Base Funding Initiative	179	158		337
Infrastructure Stimulus Fund	525	2,635	807	3,967
Bonus for Community Projects	30	303	163	497
Green Infrastructure Fund	5	42		47
National recreation trails	25			25
Recreational Infrastructure Canada	87	331	82	501

Investments in First Nations Infrastructure
School construction	82	91		173
Water and wastewater projects	69	119		188
Critical community services (health facilities)	67	67		134
Critical community services (police facilities)	12	3		15

Federal infrastructure
An improved rail system	138	213		352
Trans-Canada Highway	16	29		45
Federal bridges	39	50		89
Alaska Highway	13			13
Small craft harbours	117	93		210
Repair and restoration of federal buildings	171	151		322
Enhancing accessibility of federal buildings	16	22		38
Manège Militaire in the City of Québec	1	1		2
Accelerating action on federal contaminated sites	88	127		216
Border facilities	2	20		22
Aviation security	343	7		350
Subtotal—Building Infrastructure	2,025	4,463	1,051	7,540

Support for Home Ownership and the Housing Industry
Home Renovation Tax Credit	2,265			2,265
Home Buyers’ Plan withdrawal limit	15	15		30
First-Time Home Buyers’ Tax Credit	130	115		245
ecoENERGY Retrofit – Homes program	186	191		377

Table A2.8 (cont’d)

Building Infrastructure to Create Jobs

millions of dollars

	2009–10	2010–11	2011–12	Total

Investments in Social Housing for Canadians
Renovation and retrofit of social housing (provincial/territorial)	433	417		850
Renovation and retrofit of social housing (federal)[1]	67	82		149
First Nations housing—Canada Mortgage and Housing Corporation[1]	123	126		249
First Nations housing—Aboriginal Affairs and Northern Development Canada	75	79		154
Northern housing	100	100		200
Housing for low-income seniors	200	200		400
Housing for persons with disabilities	25	50		75
Loans to municipalities: housing-related infrastructure	376	1,624		2,000
Subtotal—Stimulating Housing Construction	3,995	2,999		6,994
Total—Building Infrastructure to Create Jobs	6,021	7,462	1,051	14,534

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs.

Amounts for 2009–10 and 2010–11 are actual cash expenditures, while amounts for 2011–12 reflect estimated expenditures for the four extended infrastructure programs. As a result of the extension of these programs, some funds originally planned for 2010– 11 will be recorded in 2011–12. Final numbers will be released in the Public Accounts of Canada in Fall 2012. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

[1]	Approximately $1 million in spending was reprofiled to 2011–12.

Advancing Canada’s Knowledge Economy and Creating Better Jobs

While providing stimulus across the country, Canada’s Economic Action Plan also contributed to long-term growth and prosperity by helping to build Canada’s capacity for innovation.

The stimulus phase of Canada’s Economic Action Plan included more than $3 billion over two years for post-secondary education and research, technology and innovation, and environmental science. These measures were consistent with the Government’s long-term plan to strengthen Canada’s capacity for excellence in research by creating world-leading facilities for research and advanced training and better preparing young Canadians for the jobs of tomorrow. The stimulus phase of the Plan also included measures to create jobs, promote business opportunities and provide support for small and medium-sized companies. Other investments improved Canadians’ access to broadband Internet, modernized federal laboratories, and strengthened Canada’s position as a global leader in clean energy.

. . . the Knowledge Infrastructure Program (KIP) was a tremendous success, but Canadians got so much more from this investment of their tax dollars. The KIP program strengthened Canada’s research, innovation and education capacity in ways that will benefit Canadians for generations to come.

— Paul Davidson, President,

Association of Universities and Colleges of Canada, October 2011

Table A2.9

Advancing Canada’s Knowledge Economy and Creating Better Jobs

millions of dollars

	2009–10	2010–11	2011–12	Total

Action to Invest in Post-Secondary Education and Research
Improving infrastructure at universities and colleges	991	746	250	1,987
Other	86	154		240
Subtotal—Action to Invest in Post-Secondary Education and Research	1,077	900	250	2,227

Investing in Science and Technology
Renewing federal laboratories	85	149		234
Clean energy and the environment	358	274		632
Other	30	146		176
Subtotal—Investing in Science and Technology	473	569		1,042

Total—Advancing Canada’s Knowledge Economy and Creating Better Jobs	1,550	1,469	250	3,269

Total—With provincial contributions	3,128	2,677	649	6,454

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs.

Amounts for 2009–10 and 2010–11 are actual cash expenditures, while amounts for 2011–12 reflect estimated expenditures for the four extended infrastructure programs. As a result of the extension of these programs, some funds originally planned for 2010– 11 will be recorded in 2011–12. Final numbers will be released in the Public Accounts of Canada in Fall 2012. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

The Government is helping to build a strong, innovative economy through science, technology and research excellence, while training new generations of highly skilled individuals for better jobs. This support underlines the Government’s commitment to making innovation a long-term strategic priority. Canada needs this new wave of highly qualified workers to prosper in a global economy that depends more and more on knowledge and innovation as a key driver of long-term competitiveness, growth and employment.

Post-Secondary Education and Research

Through the Knowledge Infrastructure Program, close to $2 billion was spent on the repair, maintenance and construction of university and college facilities. By leveraging $3.2 billion from project partners, the program has led to a $5.2-billion investment in infrastructure at post-secondary institutions.

A total of 515 projects were completed under the Knowledge Infrastructure Program. The program deadline was extended to October 31, 2011, and all but five of the projects that were funded through the program have reached completion. The remaining five projects are being completed without additional federal funding.

Arctic Research Infrastructure: The stimulus phase of Canada’s Economic Action Plan provided $84 million to improve existing research facilities that support Arctic science and technology and to begin work in support of a new, world-class Canadian High Arctic Research Station. All 21 projects were completed over the two years of the Action Plan.

Canada’s Economic Action Plan: Working for Canadians

Infrastructure Investments at Universities and Colleges Completed Projects

Halifax, N.S.—Renovations at the Nova Scotia College of Art & Design University improved research and technology development facilities for film and media arts. Funding of just under $2 million from the Government of Canada enables the university to train an additional 110 students per year in a premier facility for the testing and creation of new ideas and technologies in cinema. The renovations preserved the architectural integrity of a 133-year-old building, while bringing it up to current health and safety standards, developing its data infrastructure and connections to high-speed research networks, and incorporating more energy-efficient systems that reduce greenhouse gas emissions and reduce operating costs.

Edmonton, Alta.—Thanks to Canada’s Economic Action Plan, $10 million was provided to the University of Alberta to renovate three floors of the 40-year-old Chemical and Materials Engineering Building. Upgrades to 54 research and teaching labs were made, asbestos was removed, safety and building code deficiencies were corrected and more energy-efficient mechanical and electrical systems were installed. By addressing these critical health and safety deficiencies, previously unusable space now accommodates an additional 20 professors, 100 graduate students, 50 research administrative staff and 150 undergraduate students.

Canada’s Economic Action Plan: Working for Canadians

Fredericton, N.B.—The newly constructed Richard J. Currie Center at the University of New Brunswick, which the Government of Canada supported with an $8-million investment, enables an interdisciplinary team of researchers to come together to form a critical mass of expertise in human performance, biomechanics, health promotion and chronic disease management. Combined with the Institute of Biomedical Engineering, the facility creates a centre of excellence on human performance, biomechanics, chronic disease management and health promotion, allowing Canada to compete with the best in the world. As a result of the project, the institution anticipates that it has increased its training capacity by more than 400 students annually.

Investing in Science and Technology

As part of its effort to ensure Canada’s long-term economic prosperity and sustainability, the stimulus phase of Canada’s Economic Action Plan provided support for science and technology through investments to modernize federal laboratories, spur research in clean energy and space technology, and improve broadband access.

Renewing Federal Laboratories: The Government delivered over $234 million to upgrade and modernize federal laboratories doing research in a wide array of fields, including health, safety, security, transportation, environmental protection and heritage. These projects provided near-term stimulus in regions across Canada, and helped federal departments to better deliver their core regulatory responsibilities, improve science and technology capacity, and enhance the health and safety of Canadians.

Clean Energy and the Environment: The stimulus phase of Canada’s Economic Action Plan established the $1-billion, five-year, Clean Energy Fund, including up to $150 million for clean energy research and development and $850 million for clean energy demonstration projects. The projects being supported by the fund assist in increasing the deployment of renewable and clean technologies. To date, federal funding totalling over $610 million has been announced for projects under the fund. In addition, in response to unprecedented demand under the ecoENERGY Retrofit – Homes program, $205 million under the fund was allocated to finance up to 120,000 additional retrofits for Canadian homeowners.

Broadband: As part of the stimulus phase of Canada’s Economic Action Plan, $225 million was provided to Industry Canada over three years to develop and implement a strategy to extend broadband coverage to as many underserved households as possible. The biggest component of this strategy is the Broadband Canada: Connecting Rural Canadians program. This program has helped provide broadband access to over 210,000 additional households.

Table A2.10

Advancing Canada’s Knowledge Economy and Creating Better Jobs

millions of dollars

	2009–10	2010–11	2011–12	Total

Action to Invest in Post-Secondary Education and Research
Improving infrastructure at universities and colleges	991	746	250	1,987
Canada Foundation for Innovation		50		50
Institute for Quantum Computing	17	17		34
Arctic research Infrastructure	32	51		84
Canadian Graduate Scholarships program	35	35		70
Industrial Research and Development Internship program	3	1		4
Subtotal—Action to Invest in Post-Secondary Education and Research	1,077	900	250	2,227

Investing in Science and Technology				0
Modernizing federal laboratories	85	149		234
Clean Energy Fund	65	274		339
Canadian Environmental Sustainability Indicators	8			8
Strengthening Canada’s nuclear advantage	285			285
Canada’s space industry	10	45		55
Canada Health Infoway		58		58
Extending access to broadband in rural communities	20	43		63
Subtotal—Investing in Science and Technology	473	569		1,042

Total—Advancing Canada’s Knowledge Economy and Creating Better Jobs	1,550	1,469	250	3,269

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs.

Amounts for 2009–10 and 2010–11 are actual cash expenditures, while amounts for 2011–12 reflect estimated expenditures for the four extended infrastructure programs. As a result of the extension of these programs, some funds originally planned for 2010–11 will be recorded in 2011–12. Final numbers will be released in the Public Accounts of Canada in Fall 2012. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

Supporting Industries and Communities

The stimulus phase of Canada’s Economic Action Plan provided over $13 billion to create and protect jobs in the regions, communities and industries of the Canadian economy that were the most affected by the global recession. This support addressed the economic challenges faced by traditional industries such as forestry, agriculture and manufacturing, which continue to play important roles in the economies of many communities across the country. In addition to providing targeted support, the stimulus helped industries bolster their competitiveness and position themselves for long-term success, both within Canada and in the global economy.

Table A2.11

Supporting Industries and Communities

millions of dollars

	2009–10	2010–11	Total

Support for Industries
Forestry	59	102	162
Agriculture	14	74	88
Mineral exploration	70	-15	55
Small businesses	166	193	360
Tourism	136	149	285
Shipbuilding	82	93	175
Culture	150	157	306
Tax and tariff relief
Temporary 100-per-cent capital cost allowance rate for computers	340	355	695
Tariff relief on machinery and equipment	76	81	157
Subtotal—Support for Industries	1,093	1,190	2,283

Support for Communities
Helping all regions prosper	596	655	1,251
Strengthening partnerships with Aboriginal peoples	135	179	314
Subtotal—Support for Communities	731	834	1,565
Total—Supporting Industries and Communities	1,824	2,023	3,848
Federal support to auto sector[1]	9,155	—	9,155
Total—Supporting Industries and Communities	10,979	2,023	13,003
Total—With provincial contributions	15,955	2,513	18,468

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs.

The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

[1]	Includes $250 million, which was disbursed to Chrysler on March 30, 2009.

Support for Communities: The Government took significant actions to enable the development of strong Canadian communities in a time of crisis. The stimulus phase of Canada’s Economic Action Plan included:

•	An investment of over $930 million over two years through the Community Adjustment Fund to support economic diversification in communities affected by challenges facing local industries.

•	Establishing the Federal Economic Development Agency for Southern Ontario with over $1 billion provided over five years to support economic development in Southern Ontario communities.

•

Providing $50 million over five years to establish the Canadian Northern Economic Development Agency and a further $90 million over five years to renew the Strategic Investments in Northern Economic Development program to strengthen economic activity in Northern communities.

Canada’s Economic Action Plan: Working for Canadians

Support for Communities

The Government has taken significant actions to enable the development of strong Canadian communities. These include:

• Establishing the $1-billion Community Development Trust in January 2008 to support provincial and territorial initiatives aimed at assisting vulnerable communities.

• Providing $1 billion over two years for the Community Adjustment Fund, as part of the Economic Action Plan, to support economic diversification in communities affected by challenges facing local industries.

• Providing $500 million over two years through the Economic Action Plan for the Recreational Infrastructure Canada program to support the construction of new recreational facilities and upgrades to existing ones in communities across Canada.

• Establishing the Federal Economic Development Agency for Southern Ontario with over $1 billion over five years, as part of the Economic Action Plan, to support economic development in Southern Ontario communities.

• Providing $50 million over five years through the Economic Action Plan to establish the Canadian Northern Economic Development Agency and a further $90 million over five years to renew the Strategic Investments in Northern Economic Development program to strengthen economic activity in Northern communities.

Canada’s Economic Action Plan: Working for Canadians

Support for Communities (cont’d)

•  Providing close to $50 million per year in permanent resources through Budget 2010 to strengthen the activities of the regional economic development agencies in promoting growth in communities across Canada. Budget 2010 also provided $11 million per year, on an ongoing basis, for the Community Futures Program to help create new economic opportunities and promote innovation in rural communities.

•  Providing $1.9 billion over five years starting in September 2008, for the Affordable Housing Initiative ($125 million per year), the Residential Rehabilitation Assistance Program ($128 million per year) and the Homelessness Partnering Strategy ($135 million per year). In addition, the Economic Action Plan provided $2.1 billion towards the construction and renovation of affordable housing units, and $2 billion in low-cost loans were made available to municipalities.

•  Encouraging individuals to make a sustained commitment to public transit use through the introduction of the Public Transit Tax Credit.

Budget 2012 continues to support communities by providing $150 million over two years for repairs or improvements to community facilities in all regions of Canada.

Budget 2012 also provides up to $99.2 million over three years for permanent flood mitigation measures undertaken by communities affected by major flooding in 2011.

Canada’s Economic Action Plan: Working for Canadians

Examples of Community Adjustment Fund Projects

Victoria, P.E.I.—Thousands of visitors flock to the seaside village of Victoria, Prince Edward Island every year to enjoy the tourist attractions the island community has to offer. Thanks to an investment of $220,000 from the Government of Canada through the Community Adjustment Fund, Victoria’s popularity as a summertime destination has been enhanced even further. The stimulus funding supported a number of capital improvements to Victoria’s seaside tourism landscape, including general landscaping, curbing and lighting. The project has allowed the community to provide more amenities to existing clientele and attract a further influx of tourists and businesses along Victoria’s waterfronts.

Canada’s Economic Action Plan: Working for Canadians

Examples of Community Adjustment Fund Projects (cont’d)

Grand Falls-Windsor, N.L.—The Town of Grand Falls-Windsor received $3 million to assist the Central Newfoundland Region to create new opportunities in the cranberry industry. The project involved the development of up to 120 additional acres of production with 10 private sector operators. It also included site selection analysis for the Exploits Region, and the development of a comprehensive report outlining opportunities for future commercial development. Thanks to the stimulus phase of Canada’s Economic Action Plan, total acreage in the province is expected to reach 500 acres by 2015 with up to 20 growers in the industry.

Winnipeg, Man.—The Bruce D. Campbell Farm & Food Discovery Centre is Canada’s first hands-on educational centre to explore the importance of nutrition and food production. This newly constructed 8,280-square-foot building includes interactive exhibits that will lead visitors on a journey from the farmer’s wheat field to the kitchen table. The centre expects to receive 30,000 visitors a year, many of them middle-year students and teachers. Tailored to the school curriculum, the indoor and outdoor exhibits will highlight the increasing importance of science and technology in agricultural practices and Canada’s world leadership in food safety and production. The centre, located at the University of Manitoba’s Glenlea Research Station south of Winnipeg, received more than $2.3 million in funding from the Community Adjustment Fund.

Northwest Territories—Through the Community Adjustment Fund, the Tulita Dene Band Council received $488,000 in federal funding. Working in cooperation with the Norman Wells Land Corporation, the Band Council oversaw the gathering and removal of communications wire on the Canol Heritage Trail. The wire was left behind after the original construction of the Canol Heritage Trail in the 1940s and was considered a hazard to wildlife and people that use the trail. The funding enhanced community recreational use, and supported the further development of eco-tourism activities in the area.

Automotive Sector: The automotive sector has faced significant challenges as a result of the global economic recession. In 2009, the governments of Canada and Ontario provided $13.7 billion of financial support for the restructuring of General Motors and Chrysler, with the federal share of this support being two thirds. The governments of Canada and Ontario received ownership stakes in the restructured firms. It is estimated that approximately 52,000 Canadian jobs were protected by government action to support the automotive industry.

Canada exited from its investment in Chrysler in July 2011. The Government of Canada continues to manage its remaining stake in General Motors to maximize the return for taxpayers, while reducing its ownership as quickly as is appropriate.

The Government of Canada has begun to reduce its ownership in General Motors. In connection with the initial public offering by General Motors in November 2010, Canada sold over 35 million shares. This sale reduced Canada’s ownership stake in General Motors to 9.34 per cent. On January 14, 2011, General Motors announced it would inject US$2 billion worth of stock into its company pension plan, resulting in Canada’s ownership stake in General Motors being reduced to 8.98 per cent.

Canada’s Economic Action Plan: Working for Canadians

Support for the Aerospace Sector

The aerospace sector is a leading employer in the high technology sector. Since 2006, the Government has taken significant actions, including through the Economic Action Plan, to promote the competitiveness of the aerospace sector. These include:

•  Establishing in 2007 the Strategic Aerospace and Defence Initiative to support advanced research and development projects by the aerospace and defence industries, with about $900 million available over five years. In 2009, an additional $200 million over four years was provided to the program.

•  Providing the Canadian Space Agency with $110 million over three years, as part of the Economic Action Plan, to support the development of advanced robotics and other space technologies.

•  Launching the Review of Aerospace and Space Programs and Policies. Headed by the Honourable David Emerson and assisted by a three-member advisory council, the review will explore how government, industry and other key stakeholders can address the key issues facing the aerospace and space sectors, such as innovation, market access and development, skills development, procurement and supplier development.

•  Committing in Budget 2012 to the continuation of Canada’s participation in the International Space Station mission to 2020 alongside the United States, the European Union, Russia and Japan. Using advanced technology, Canadian astronauts will continue to help conduct world-class research on the station in fields such as human spaceflight, physiology, physical science and technology development. The aerospace sector will benefit from Canada’s technology contribution to the mission.

These initiatives help to create or maintain highly skilled Canadian jobs, encourage public and private partnerships, and keep Canada at the forefront of the international aerospace industry.

Forestry: In recent years, the forestry sector faced a number of important challenges, including the collapse of the U.S. housing market and declines in newsprint demand. Under the stimulus phase of the Economic Action Plan, over $160 million was spent by Natural Resources Canada to support market diversification and innovation activities in the forestry sector. These investments have created real value for the forestry sector, with novel products that secure Canada’s position as a technological leader. In addition, the funding has enabled Canadian producers to increase exports to key markets such as China and maintain their positions in established markets such as Japan and Europe.

Canada’s Economic Action Plan: Working for Canadians

Support for Forestry

The forestry sector is an important contributor to the Canadian economy, forming the economic base in many regions. Canada’s forest product companies have encountered intense competitive pressures, including greater competition from low-cost producers, higher input and energy costs, a variable Canadian dollar and low productivity.

Since 2006, the Government has put in place significant support, including through the Economic Action Plan, to help the forestry sector address these challenges and become more competitive. This includes:

•   Negotiating the Canada-United States Softwood Lumber Agreement in 2006, restoring access to the United States market and resulting in the return of over $5 billion in duty deposits to Canadian producers.

•   Providing $200 million through Budget 2006 to combat the pine beetle infestation.

•   Providing $170 million over two years through Budget 2009 and an additional $60 million through Budget 2011, to support market diversification and innovation initiatives in the forestry sector. These activities built on the $127.5-million Forest Industry Long-Term Competitiveness Initiative announced in Budget 2006 to help the forestry sector shift toward higher-value products and tap into new markets.

•   Establishing the $1-billion Pulp and Paper Green Transformation Program in June 2009 to support capital projects in the forestry sector that offer demonstrable environmental benefits.

•   Providing $100 million over four years through Budget 2010 for the Investments in Forest Industry Transformation Program to support the development, commercialization and implementation of advanced clean energy technologies in the forestry sector.

Budget 2012 builds on these sustained efforts by providing $105 million over two years to promote innovation and market development and to support continued transformation in the forestry sector.

Forestry: Support for Innovation and Market Diversification Across Canada

Value To Wood Industry Advisor
Investments in Forest Industry Transformation
Canada Wood Export Recipient
Large Scale Wood Demonstration Project
Transformative Technology Pilot Scale Demonstration
North American Wood First

Agriculture: The Government worked closely with farmers, the agri-food industry and the provinces and territories to deliver on the agricultural measures included in the stimulus phase of the Economic Action Plan.

•

Through to the end of 2011–12, $226 million of the Agricultural Flexibility Fund will have been spent on initiatives that help the agricultural sector adapt to pressures, improve environmental sustainability, support innovative processes and products, and address market challenges. Initiatives under the Agricultural Flexibility Fund will continue to support the sector over the remaining two years of the program.

•

The stimulus phase of the Economic Action Plan included investments to improve the operations of livestock and processing plants. A total of $48 million will have been spent on 18 projects by the end of 2011–12, the last year of the program.

•

Since the new Canadian Agricultural Loans Act took effect in Summer 2009, 6,141 loans, totalling more than $338 million, have been granted. Of these loans, 464 were registered to beginning farmers for a total of $40 million and 120 loans were issued for amounts greater than $250,000.

Small Business: Canada’s small and medium-sized companies are an important engine of our economy, driving innovation, productivity, job creation and economic growth. In addition to other target supports for small and medium-sized enterprises, the stimulus phase of Canada’s Economic Action Plan allocated $200 million over two years to the Industrial Research Assistance Program to enable it to temporarily expand its initiatives for small and medium-sized enterprises. The National Research Council moved quickly to spend the $200 million allocated in 2009–10 and 2010–11 to help firms innovate and to hire new post-secondary graduates.

Tourism: In 2009–10 and 2010–11, the Marquee Tourism Events Program provided support to events across Canada, such as the Charlottetown Festival, Carnaval de Québec, Niagara Wine Festival, Red River Exhibition and Pacific National Exhibition, in order to stimulate the economy and help promote Canada as a global destination of choice. Through this program, 79 organizations responsible for 107 events received funding over two years. The program helped draw tourists to host cities and regions and increase tourism-related spending in Canadian restaurants, hotels, retailers and transportation companies.

The Government of Canada also provided nearly $50 million through the Canadian Tourism Commission for additional promotional activities domestically and in priority international markets for the Canadian tourism industry.

Our vast National Parks and numerous National Historic Sites help attract a large number of visitors from abroad each year, generating significant economic activity and bringing our natural heritage closer to Canadians. Under the stimulus phase of Canada’s Economic Action Plan, Parks Canada spent $147 million over two years to build and upgrade facilities, including visitor centres and campgrounds, as well as roads at National Parks and National Historic Sites throughout the country.

Shipbuilding: The stimulus phase of Canada’s Economic Action Plan provided $175 million to the Canadian Coast Guard to purchase 98 new boats and to repair and refit 40 existing large vessels. To date, the procurement and repair of all boats and vessels has been completed with the exception of three new inshore fisheries science vessels, which are currently under construction and are expected to be delivered in the Spring 2012.

Budget 2012 is investing $5.2 billion over the next 11 years on a cash basis to replace and refit the Canadian Coast Guard’s vessel and helicopter fleet. This will contribute to job creation and ensure the Canadian Coast Guard can continue to carry out its mandated activities.

Culture: The Government has delivered unprecedented levels of investment in Canada’s cultural industries, creating jobs and supporting the creative economy. Through the stimulus phase of Canada’s Economic Action Plan, the Government charted a course that allowed our creative industries to navigate the changing technological and economic landscapes, with over $300 million in support for culture and the arts.

•	The Canada Cultural Spaces Fund spent almost $60 million over 2009–10 and 2010–11 to support 147 cultural infrastructure projects across Canada.

•

In 2009–10 the Canada Arts Training Fund provided $6 million to 27 organizations, and in 2010–11 the Fund invested $13 million to help 34 of the highest calibre institutions in Canada train the most talented emerging artists for professional careers.

•

In 2009–10, $14 million was transferred to Canada Post, which helped more than 1,000 magazines and community newspaper companies mail 169 million copies of their publications to Canadian readers in all regions of the country. In 2010–11, the redesigned program, the Canada Periodical Fund, disbursed $15 million to 928 Canadian magazine and community newspaper titles to help them to create and distribute a diverse range of publications to Canadians.

•

In 2009–10, a $100-million investment in the Canadian Television Fund supported projects, in partnership with the broadcasting industry, to produce high quality, distinctively Canadian television programs. The revamped program, renamed the Canada Media Fund, combined the former Canadian Television Fund and the Canada New Media Fund, and expanded on this work through a $100-million investment in 2010–11 by supporting content creation for Canadian television, as well as for software applications for current and emerging digital platforms.

Canada’s Economic Action Plan: Working for Canadians

Support for Rural Canadians

Since 2006, the Government has taken action to support the rural economy and made investments that improve the quality of life of rural Canadians.

The Government has provided support to important sectors of the rural economy:

•  Supporting the Competitiveness and Long-Term Profitability of the Agricultural Sector—Since 2006, the Government has provided targeted assistance to support the competitiveness of the sector and enhance market access through initiatives such as the Slaughter Improvement Program, the Hog Industry Loan Loss Reserve Program, the Hog Farm Transition Program and the Market Access Secretariat.

•  Under the federal/provincial/territorial Growing Forward policy framework, the Government has provided $6.2 billion over the past four years to assist with business risk management challenges facing farm businesses. This included support in 2010 and in 2011 for grain and livestock farmers following floods in Western Canada and Quebec.

Canada’s Economic Action Plan: Working for Canadians

Support for Rural Canadians (cont’d)

• Building a Competitive Fisheries Sector—The federal government has invested significant resources to promote the economic well-being of the commercial fishing industry and small coastal communities, including through:

  -      $39 million to advance fisheries science and research.

  -      $22 million to improve regulatory science in support of the aquaculture sector.

  -      $225 million to repair core small craft harbours across Canada and to accelerate the construction of the Pangnirtung Harbour in Nunavut.

  -      $72 million to repair storm-damaged harbours to ensure they remain in a safe and functional state.

  -      $230 million to integrate Aboriginal fishers into Atlantic and Pacific commercial fisheries.

•  Supporting the Transformation of the Forestry Sector—The Economic Action Plan provided $170 million over two years through Budget 2009 and an additional $60 million through Budget 2011 for forest innovation and market development. In addition, the Government introduced the $1-billion Pulp and Paper Green Transformation Program to support innovation and environmentally friendly investments in Canadian mills.

•  Promoting Competitiveness and Environmental Responsibility in Energy and Mining Operations—The Major Projects Management Office was created to streamline and accelerate the federal regulatory review process for new projects in energy and mining, creating investment and new jobs in rural communities. Going forward, more than $500 billion is forecast to be invested in major natural resource projects across Canada over the next 10 years. Budget 2012 also supports mineral exploration by junior mining companies by extending the temporary 15-per-cent Mineral Exploration Tax Credit for investors in flow-through shares for an additional year, to March 31, 2013.

Canada’s Economic Action Plan: Working for Canadians

Support for Rural Canadians (cont’d)

In addition, the Government has taken action to improve the quality of life of Canadians in rural areas.

•  Physical remoteness means greater costs for transportation and infrastructure for rural communities. Under the Economic Action Plan, $15.7 billion was spent to modernize a broad range of infrastructure including roads, bridges, public transit, parks, water treatment facilities and harbours. The $500-million Communities Component Top-Up of the Building Canada Fund targets infrastructure stimulus for communities with populations of less than 100,000.

•  As part of Canada’s Economic Action Plan, $225 million was provided to Industry Canada over three years to develop and implement a strategy to extend broadband coverage to as many unserved and underserved households as possible. The biggest component of this strategy is the Broadband Canada: Connecting Rural Canadians program. By March 31, 2012, over 210,000 additional households in rural and remote regions will have broadband access.

•  Through the Knowledge Infrastructure Program, the Government has provided close to $2 billion over two years for university and college infrastructure, including repair, maintenance and construction projects at rural colleges such as the Northern Lights College in Dawson Creek (British Columbia), Portage College in Lac La Biche (Alberta), the Strait Area Campus at the Nova Scotia Community College in Port Hawkesbury, and Aurora College in Tsiigehtchic (Northwest Territories). These projects strengthened the ability of colleges in rural areas to deliver advanced knowledge and skills training. The projects also supported numerous jobs during the construction period.

•  In Budget 2010, the Government provided $11 million per year, on an ongoing basis, for the Community Futures Program. This funding will help create new economic opportunities and promote innovation in rural communities across Canada.

Budget 2012 provides renewed funding for the Major Projects Management Office Initiative, to continue to streamline and accelerate the federal regulatory review process for new projects in energy and mining, creating investment and new jobs in rural communities.

•  Budget 2012 also provides $105 million over two years to promote innovation and market development and to support continued transformation in the forestry sector.

Tax and Tariff Relief: In addition to supporting key industries, the stimulus phase of the Economic Action Plan included permanent and temporary measures that built on broad-based tax reductions passed by Parliament in 2007 that lowered the federal general corporate income tax rate to 15 per cent in 2012.

The stimulus provided under the Economic Action Plan also helped Canadian firms create jobs, modernize their operations and better compete globally through the temporary accelerated capital cost allowance rates for computers and for manufacturing or processing machinery and equipment, and the elimination of all remaining tariffs on imported machinery and equipment and industrial manufacturing inputs. A first phase of tariff relief, focusing on machinery and equipment, was implemented in Budget 2009, providing $157 million over two years in duty savings. Budget 2010 implemented a second phase of tariff relief, eliminating all remaining tariffs on industrial inputs, which provides $300 million in additional annual savings to Canadian businesses.

With these measures, the Government has made Canada a tariff-free zone for industrial manufacturers, a first in the G-20. Since the measures were implemented, Canadian businesses have benefited from tariff relief on over $50 billion of imports. These initiatives increase investment, foster innovation and productivity, and increase overall prosperity.

By continuing to pursue an ambitious trade strategy, the federal government is helping to position Canada for increased success in the global economy. Your plan to make Canada a tariff-free zone for industrial manufacturers is enhancing the ability of Canadian-based firms to compete in domestic and foreign markets

— John Manley, Canadian Council of Chief Executives

March 2012

Table A2.12

Supporting Industries and Communities

millions of dollars

	2009–10	2010–11	Total

Support for the automotive sector[1]	9,155		9,155

Support for Industries

Forestry
Forestry (marketing and innovation)	59	102	162

Agriculture
Agriculture flexibility program	6	58	64
Investment in cattle processing plants	8	16	24

Mineral Exploration
Extending the Mineral Exploration Tax Credit	70	-15	55

Small Businesses
Reducing taxes for small businesses	45	80	125
Industrial Research Assistance Program	98	100	198
Canada Youth Business Foundation	10		10
Canadian Business Networks	14	13	27

Tourism
Canadian Tourism Commission[2]	20	20	40
Marquee Tourism Events Program	48	49	97
Parks Canada	67	80	147

Shipbuilding
Shipbuilding	82	93	175

Culture
Cultural infrastructure	30	29	59
Canada Prizes for the Arts and Creativity
Canada Arts Training Program	6	13	19
Community newspapers and magazines	14	15	29
Canada Media Fund	100	100	200

Tax and Tariff Relief
Temporary 100-per-cent capital cost allowance rate for computers	340	355	695
Tariff relief on machinery and equipment	76	81	157

Subtotal—Support for Industries	1,093	1,190	2,208

Table A2.12 (cont’d)

Supporting Industries and Communities

millions of dollars

	2009–10	2010–11	Total

Support for Communities

Helping All Regions Prosper
Community Adjustment Fund	417	513	931
Federal Economic Development Agency for Southern Ontario	128	108	236
Eastern Ontario Development Program	10	10	19
Strengthening economic development in the North	3	8	12
Strategic Investments in Northern Economic Development	10	16	26
Promoting energy development in Canada’s North	28	0	28

Strengthening Partnerships With Aboriginal peoples
First Nations and Inuit health programs	131	165	296
First Nations child and family services	4	14	18

Subtotal—Support for Communities	731	834	1,565

Total—Supporting Industries and Communities	10,979	2,023	13,003

Notes: Totals may not add due to rounding. Spending figures exclude employee benefit plan and accommodation costs. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

[1]	Includes $250 million which was disbursed to Chrysler on March 30, 2009.

[2]	The 2010–11 figure does not include an $8-million transfer from the Marquee Tourism Events Program to the Canadian Tourism Commission.

Improving Access to Financing and Strengthening Canada’s Financial System

Canada’s financial system showed exceptional stability throughout the global financial crisis, with its banking system being recognized as the soundest in the world. However, Canada was not immune to the global crisis, and the Government took timely and effective measures to provide extraordinary liquidity to the financial system and mitigate the impact of the global credit crunch on the Canadian economy. While the Canadian financial system withstood the global financial crisis better than most, the crisis made it difficult for Canadian banks and other lenders to obtain funds from international markets at reasonable costs. To soften the impact of the crisis, the stimulus phase of Canada’s Economic Action Plan included measures to provide up to $200 billion to support lending to Canadian households and businesses through the Extraordinary Financing Framework (EFF).

The EFF measures included: the Insured Mortgage Purchase Program (IMPP); a new 10-year maturity in the ongoing Canada Mortgage Bond program; the Canadian Secured Credit Facility; support for the Bank of Canada’s emergency liquidity measures; increased flexibilities and capacities for financial Crown corporations, including the introduction of the Business Credit Availability Program; and assurance facilities for banks and life insurance companies. All of this support was offered on a commercial basis to protect taxpayers.

The Government’s actions under the EFF contributed significantly to improved credit conditions following its implementation. For example, during 2010, aided by the Canadian Secured Credit Facility, $12.5 billion of securities backed by vehicle and equipment loans and leases, floorplan financing and credit card receivables was issued, the most since 2006. This market remained strong in 2011, with $10.9 billion of securities issued during the year.

Our financial system, the strongest in the world, supports national growth at a time when banking problems in many developed countries have become an impediment to the revitalization of economic activity.

— Warren Jestin, Senior Vice-President

& Chief Economist, Scotiabank, December 2011

In addition, through the IMPP, the Government purchased $69 billion in insured residential mortgage pools from Canadian financial institutions to help them to continue lending to Canadian consumers and businesses. The program operated at no financial cost or additional risk to taxpayers since the mortgages were already contingent liabilities of the Government of Canada. In fact, to date, the IMPP has generated more than $1.2 billion in net revenues. By the time the program ends in 2014–2015, it will have generated an estimated $2.5 billion in net revenues that will benefit Canada’s budgetary balance. Overall, the IMPP, together with the other measures included in the EFF, allowed Canadian households and businesses continued access to financing at a reasonable cost during the global credit crisis.

JOB IMPACT OF THE STIMULUS PHASE OF THE ECONOMIC ACTION PLAN

The objective of the stimulus phase of Canada’s Economic Action Plan was to protect jobs and safeguard individual Canadians in the face of the worst global financial and economic crisis since the 1930s. This section provides a final assessment of the economic impact of the stimulus phase of the Economic Action Plan.

Measuring the Job Impact of the Stimulus Phase of the Economic Action Plan

To estimate the total number of jobs maintained or created by the stimulus phase of the Economic Action Plan, all stimulus actions—infrastructure stimulus, tax reductions, Employment Insurance (EI) measures and other actions—need to be taken into account. Job impacts cannot be observed directly for all elements of the Action Plan (i.e. tax reductions and EI measures) since they are not related to specific projects or activities but rather support income and overall economic activity.

For elements of the stimulus phase of the Economic Action Plan that are project-based, project managers can normally estimate the number of jobs related to each project. However, project-level data cannot readily be aggregated to determine an overall job impact because:

•	Where data is available, it is often not presented in a consistent manner—for example, on a full-time-equivalent basis.

•

Even if complete project-level data were available on a consistent basis, the data would only account for the direct impact in the construction industry. Indirect jobs created or maintained in industries providing inputs to the construction industry and induced jobs created or maintained in all industries by the additional economic activity in the construction industry would not be accounted for.

As a result, the job impacts of the stimulus phase of the Economic Action Plan are estimated using the Department of Finance’s Canadian Economic and Fiscal Model (CEFM), which provides “multipliers” for different categories of expenditure and tax measures that account for first-round, indirect and induced impacts on the economy. Further details on the underlying assumptions and methodology of this model-based approach can be found in the Seventh Report to Canadians (January 2011).

This approach is in line with that taken by international organizations and other governments, including the United States.1 It was also reviewed and validated by well-respected economic experts from the private sector and academia:

•	Peter Dungan, Director, and Steve Murphy, Research Associate, Policy and Economic Analysis Program, Rotman School of Management, University of Toronto.

•	Glen Hodgson, Senior Vice-President and Chief Economist, and Pedro Antunes, Director of the National and Provincial Forecast, Conference Board of Canada.

•	Stéfane Marion, Chief Economist and Strategist, National Bank Financial Group.

[1]	See, for example, Congressional Budget Office, Estimated Impact of the American Recovery and Reinvestment Act on Employment and Economic Output from October 2011 Through December 2011 (February 2012).

The assumptions underlying these estimates are prudent. The multipliers used in assessing the economic impact of the stimulus phase of the Economic Action Plan are similar to or lower than those used by the U.S. Council of Economic Advisers in assessing the impact of the American Recovery and Reinvestment Act and those found in models of leading Canadian private sector forecasters.2 In addition, recent economic research suggests that fiscal multipliers are larger than those used in this analysis when the policy interest rate has reached its effective lower bound, as was the case in Canada from April 2009 to May 2010.3

The Job Impact of the Stimulus Phase of the Economic Action Plan

To assess the impact of the stimulus phase of the Economic Action Plan on jobs maintained or created, the economic activity multipliers in the CEFM are combined with information on the amount of stimulus flowing in the economy. Estimates take into account provincial and territorial leverage reported by partners. In some cases, reported leverage exceeds levels required by program parameters at the outset of the stimulus phase of the Economic Action Plan. These provincial and territorial contributions are shown in Table A2.2 of this annex.

Table A2.13 shows the resulting estimated stimulus flowing in the economy as of March 2011, to each area of the stimulus phase of the Economic Action Plan. The analysis that follows reviews the economic and job impacts of the stimulus phase of the Economic Action Plan through March 2011, the last month in which the majority of the stimulus measures in the Plan were in effect.

[2]	of the President, Council of Economic Advisers. Christina Romer and Jared Bernstein. “The Job Impact of the American Recovery and Reinvestment Plan” (January 2009) and Government of Canada, Budget 2009, Annex 1.
[3]	Lawrence Christiano, Martin Eichenbaum and Sergio Rebelo. “When is the Government Spending Multiplier Large?” National Bureau of Economic Research Working Paper No. 15394 (2009).

Table A2.13

Economic Action Plan Funds Flowing in the Economy

millions of dollars

Dollars Flowing as of March 2011

Reducing the Tax Burden for Canadians	6,288
Helping the Unemployed	8,477
Building Infrastructure to Create Jobs[1]	21,794
Advancing Canada’s Knowledge Economy and Creating Better Jobs[1]	5,463
Supporting Industries and Communities[1]	18,730

Total	60,752

Note: Totals may not add due to rounding

[1]	Includes provincial and territorial leverage.

It is estimated that close to $15 billion was devoted to reducing the tax burden and helping the unemployed. Over $21 billion was invested in new public and housing infrastructure. More than $5 billion was invested in knowledge infrastructure and science and technology to help create better jobs. Finally, over $18 billion was disbursed to support industries and communities.

Combining the amounts flowing for each of the measures in the Economic Action Plan with the appropriate activity multipliers for production and employment discussed earlier provides an estimate of the Action Plan’s economic impact.

The implementation of the stimulus phase of the Economic Action Plan has had a substantial beneficial impact on output and employment (Table A2.14). On average, the funds disbursed are estimated to have boosted Canada’s real gross domestic product (GDP) growth by 1.2 percentage points per quarter between the second quarter of 2009 and the first quarter of 2011.

Improved economic growth translates into a higher level of employment. Indeed, the stimulus phase of the Economic Action Plan reduced the size of the contraction in employment in the second quarter of 2009, prevented another contraction in the third quarter of 2009, and contributed to the increase in employment from the last quarter of 2009 through the first quarter of 2011. The Department of Finance estimates that the stimulus phase of the Economic Action Plan had created or maintained almost 250,000 jobs as of March 2011, and that the job impact remained close to this level through the remainder of 2011.

Table A2.14

Impact of Economic Action Plan Measures on Real GDP and Employment

per cent, period to period at annual rates, unless otherwise indicated

	2009 Q2	2009 Q3	2009 Q4	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2011 Q1	March 2011

Real GDP Growth
Actual	-3.7	1.7	5.0	5.6	2.3	2.5	3.1	3.7	–
Without Economic Action Plan (EAP) measures	-5.1	0.1	3.1	3.6	2.1	1.4	2.3	2.9	–
Impact of the EAP (percentage points)	1.4	1.6	1.9	2.0	0.2	1.1	0.8	0.8	–

Employment Growth
Actual	-1.8	0.0	1.8	1.3	3.1	1.3	1.0	2.2	–
Without EAP measures	-2.3	-0.6	0.9	0.4	2.5	0.7	0.4	1.6	–
Impact of the EAP (percentage points)	0.6	0.6	0.9	0.9	0.6	0.6	0.6	0.6	–

Employment level (thousands)	27	53	92	130	156	185	213	239	248

Table A2.15 breaks down the jobs estimated to have been created or maintained according to the five elements of the stimulus phase of the Economic Action Plan.

Table A2.15

Jobs Estimated to Have Been Created

or Maintained According to Each Element

of the Economic Action Plan

March 2011

Reducing the Tax Burden for Canadians	24,000
Helping the Unemployed	33,000
Building Infrastructure to Create Jobs	96,000
Advancing Canada’s Knowledge Economy and Creating Better Jobs	28,000
Supporting Industries and Communities	68,000
Total	248,000

Note: Totals may not add due to rounding.

Sectoral Impact of the Stimulus Phase of the Economic Action Plan on Jobs

The manufacturing and construction sectors were particularly hard hit by the economic slowdown. The stimulus phase of the Economic Action Plan responded with several measures to support these sectors directly, particularly through infrastructure investment and funding to support housing as well as industries and communities.

Employment in construction increased strongly following the implementation of the stimulus phase of the Action Plan, recovering all of the jobs lost during the recession, contrasting sharply with the recessions of the 1980s and 1990s when employment in this industry continued to decline in the early stages of recovery. Employment in manufacturing stabilized with weak U.S. demand and the appreciation of the Canadian dollar limiting employment growth in the manufacturing sector. Employment in the service sector increased significantly and is now well above pre-recession levels.

Table A2.16 provides a sectoral breakdown of the jobs estimated to have been created or maintained by the stimulus phase of the Economic Action Plan. 4

Table A2.16

Sectoral Breakdown of the Number of Jobs

Estimated to Have Been Created or Maintained

by the Economic Action Plan

March 2011

Primary and utilities	5,000
Construction	60,000
Manufacturing	39,000
Services	143,000

Total	248,000

Note: Totals may not add due to rounding.

[4]	The results are based on estimates from the CEFM and simulations from an input-output model of the Canadian economy.

CONCLUSION

The performance of the Canadian economy through the global financial crisis shows that the stimulus phase of Canada’s Economic Action Plan worked—it played a key role in supporting the domestic economy through a period of significant global weakness. The stimulus phase of the Economic Action Plan provided a vital boost to confidence and significant support to those industries most affected by the recession, thereby creating or preserving jobs that would otherwise have been lost.

Annex 3

Debt Management Strategy

for 2012–13

PURPOSE

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and plans for the management of its domestic and foreign debt, other financial liabilities and related assets. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan and other financial operations of the Government, including investing in financial assets needed to establish a prudent liquidity position and borrowing on behalf of some Crown corporations.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed.

HIGHLIGHTS OF THE FEDERAL DEBT MANAGEMENT STRATEGY

•

For 2012–13, net issuance of domestic marketable bonds is planned to be approximately $97 billion, up from $94 billion in 2011–12. At the end of 2012–13, the stock of marketable bonds is projected to be $481 billion.

•

The foundation for this year’s debt program is the medium-term debt strategy announced in Budget 2011. However, with long-term interest rates at historic lows and a narrower differential between long- and short-term interest rates than in recent years, the debt strategy for 2012–13 includes a temporary increase in 10-year bond issuance.

•

By the end of 2012–13, the treasury bill stock is projected to be $159 billion, about $4 billion lower than the year-end level for 2011–12. The treasury bill stock is projected to decline significantly in 2013–14 when mortgage securities purchased under the Insured Mortgage Purchase Program begin to mature.

•

This year’s debt strategy, together with the changes to bond maturity dates announced as part of the medium-term debt strategy in Budget 2011 and the projected drop in the stock of treasury bills in 2013–14, will lead to a substantial decline in refinancing risk.

•

The Government’s prudential liquidity management plan, presented in Budget 2011, is on track to achieve the desired $35-billion target increase in liquid holdings, comprising both domestic cash balances and foreign reserve assets, by the end of 2013–14. During the past year, foreign exchange reserves have increased by about $10 billion.

•	In 2012–13, a number of changes will be made to the Retail Debt Program to improve the efficiency of the program and better align product offerings to the needs of today’s investors.

Medium-Term Debt Strategy

The modelling analysis supporting the debt management strategy for 2012–13 reflects a wide range of economic and interest rate scenarios drawn from historical experience. This analysis continues to suggest that portfolios weighted towards more short- and medium-term bonds improve the cost-risk characteristics of the debt structure.

The medium-term debt strategy includes a new prudential liquidity plan and four new bond maturity dates. Over time, the implementation of the strategy is expected to lead to a more balanced debt structure profile (Chart A3.1) and a reduced exposure to debt rollover risk. Further, the current yield curve differs substantially from past history, and long-term bond rates are at record low levels. Accordingly, some adjustments to the debt program for 2012–13, discussed in more detail below, are being implemented to reflect this interest rate environment, while maintaining a portfolio generally weighted towards more short- and medium-term bonds.

Taken together, these actions will help to insulate the Government’s financial position in case of future financial shocks. However, the transition to the new debt structure will take many years. During this transition period, the strategy will be monitored and, if necessary, adjusted to respond to changing circumstances.

The share of bonds with original terms of 30 years is expected to increase from 18 per cent to 28 per cent of the stock of market debt over the next decade. At that time, the share of longer-term debt is expected to stabilize as long bonds issued in the 1990s begin to mature. Over the coming decade, the share of bonds with original terms of 10 years or more is projected to increase from about 37 per cent to around 45 per cent.

Refinancing risk is being prudently managed, as evidenced by key metrics. It is projected that the net annual refixing share of debt, which measures the proportion of all interest-bearing debt net of financial assets that matures or needs to be repriced within one year, will fluctuate between 33 and 36 per cent over the coming decade (Chart A3.2)

It is also projected that the average term to maturity (ATM) of the market debt net of financial assets will gradually increase (Chart A3.3).

Prudential Liquidity Management

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. This also supports investor confidence in Canadian government debt. In Budget 2011, the Government announced its intention to increase its liquidity position. Once fully implemented, the Government’s overall liquidity levels will cover at least one month of the net projected cash flows, including coupon payments and debt refinancing needs.

During 2011–12, the Government took steps towards implementing the new liquidity plan. Liquid foreign exchange reserves have increased by about US$10 billion and exceed the minimum target level of 3 per cent of nominal gross domestic product established under the strategy. Government deposits held with financial institutions and the Bank of Canada are scheduled to grow to about $25 billion before the end of 2013–14.

Information on cash balances and foreign exchange assets is available in The Fiscal Monitor (http://www.fin.gc.ca/pub/fm-rf-index-eng.asp). Information on the management of Canada’s reserves held in the Exchange Fund Account is available in the Report on the Management of Canada’s Official International Reserves (http://www.fin.gc.ca/purl/efa-eng.asp).

Planned Borrowing Activities for 2012–13

Borrowing Authority

For 2012–13, the aggregate borrowing limit that is being requested from the Governor in Council to meet Budget 2012 financial requirements and provide a margin for prudence will be $315 billion.

Actual borrowing and uses of funds compared with those forecast will be reported in the 2012–13 Debt Management Report, and detailed information on outcomes will be provided in the 2013 Public Accounts of Canada. Both documents will be tabled in Parliament in Fall 2013.

Sources of Borrowing

The aggregate principal amount of money required to be borrowed by the Government from financial markets in 2012–13 to finance Budget 2012 refinancing needs and other financial requirements is projected to be $268 billion.

Uses of Borrowing

Refinancing Needs

In 2012–13, refinancing needs are projected to be approximately $234 billion. The main source of refinancing needs during the year stems from the turnover of the treasury bill stock, which has a term to maturity of one year or less, and bonds that will mature in 2012–13. Other lesser amounts include retail debt (Canada Savings Bonds and Canada Premium Bonds) and foreign-currency-denominated bonds that will mature in 2012–13.

Financial Source/Requirement

The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.

The financial source/requirement measures the difference between cash coming into the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions.

The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations—the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation); and other transactions (e.g. changes in other financial assets and liabilities, and foreign exchange activities).

For 2012–13, a budgetary deficit of $21 billion and a financial requirement of $23 billion are projected. The liquidity plan will increase borrowing in 2012–13 by about $8 billion. As the amount the Government plans to borrow is higher than the planned uses of borrowings, the year-end cash position is projected to increase by $10 billion (Table A3.1).

Actual borrowing for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors, such as changes in foreign reserve needs and Crown borrowings.

Table A3.1

Planned Sources and Uses of Borrowings for 2012–13

billions of dollars

September 30,
Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	159
Bonds	99
Retail debt	2
Total payable in Canadian currency	260
Payable in foreign currencies	8
Total cash raised through borrowing activities	268

Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	163
Bonds	67
Of which:
Regular bond buybacks	6
Retail debt	2
Canada Pension Plan (CPP) bonds and notes	0
Total payable in Canadian currency	232
Payable in foreign currencies	3
Total refinancing needs	235

Financial source/requirement
Budgetary balance	21
Non-budgetary transactions
Pension and other accounts	-6
Non-financial assets	1
Loans, investments and advances
Enterprise Crown corporations	4
Insured Mortgage Purchase Program (net of redemptions)	-2
Other	0
Total loans, investments and advances	2
Other transactions[2]	5
Total non-budgetary transactions	2
Total financial source/requirement	23
Total uses of borrowings	258
Other unmatured debt transactions[3]
Net Increase or Decrease (-) in Cash	10

Notes: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]

These securities are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual adjustments into cash, such as tax and other account receivables, provincial and territorial tax collection agreements, tax payables and other liabilities, and changes in the foreign exchange account.

[3]	These transactions comprise cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases.

DEBT MANAGEMENT STRATEGY FOR 2012–13

Objectives

The fundamental objective of debt management is to raise stable and low-cost funding to meet the financial needs of the Government of Canada. An associated objective is to maintain a well-functioning market in Government of Canada securities, which helps to keep debt costs low and stable.

Raising Stable Low-Cost Funding

Achieving stable low-cost funding involves striking a balance between the cost and the risk associated with the debt structure.

Over the medium term, debt management decisions will be taken with a view to keeping debt costs low and maintaining refinancing risks at prudent levels, while reserving sufficient flexibility to adapt to changing circumstances.

Maintaining a Well-Functioning Government Securities Market

Having access to a well-functioning government securities market ensures that funding can be raised efficiently to meet the Government’s needs regardless of economic conditions. To support a liquid and well-functioning Government of Canada securities market, the Government strives to maintain transparent, regular and diversified borrowing programs.

Market Consultations

As in previous years, market participants were consulted periodically in 2011–12. Consultations held in November and December were focused on obtaining feedback regarding the effectiveness of the Government’s debt distribution framework to ensure that auction and intermediation processes continue to promote the debt strategy objectives of stable, low-cost funding and a well-functioning market for government securities. Additionally, market participants’ views were sought regarding trends affecting the Government of Canada securities market, the effectiveness of communications with market participants, and the changing profile of participants at auctions.

Further details on the subjects of discussion and the views expressed during the consultations can be found on the Bank of Canada website (http://www.bankofcanada.ca/publications-research/market-notices/).

Adapting to Low Historic Interest Rates

Long-term interest rates have fallen to historically low levels and the differential between long-term and short-term interest rates is narrower than in recent years. Given this environment, it is advantageous and prudent for the Government to lock in additional long-term funding at these attractive rates.

Consequently, in 2012–13, the Government plans to increase issuance of 10-year bonds, reduce the stock of treasury bills and reduce issuance of short-term bonds compared to 2011–12. An additional 10-year bond auction will be conducted in the first quarter of 2012–13. In addition, regular bond buyback operations on a cash basis for the 10-year sector will be discontinued. This will contribute to a reduction in refinancing risk at a low cost, consistent with the key objectives of the medium-term debt strategy.

Composition of Market Debt

The stock of market debt increased by $117 billion between 2008–09 and 2011–12 (Table A3.2). However, since a significant proportion of market debt issued since 2008–09 was used to acquire interest-bearing investments, such as insured mortgage-backed securities through the Insured Mortgage Purchase Program (IMPP), the increase in the federal debt (accumulated deficit) is much lower. IMPP asset maturities are projected to be $42 billion in 2013–14, with approximately another $10 billion of assets maturing in 2014–15.

Table A3.2

Change in Composition of Market Debt

billions of dollars

	2008–09 Actual	2009–10 Actual	2010–11 Actual	2011–12 Projected	2012–13 Planned

Treasury bills	192	176	163	163	159
Marketable bonds	295	368	416	445	481
Retail debt	13	12	10	9	9
Foreign debt	10	8	8	11	13
CPP bonds	0.5	0.5	0	0	0
Total market debt	511	564	597	628	662

Bond Program

In 2012–13, the level of net bond issuance is planned to be about $97 billion, $3 billion higher than the $94 billion issued in 2011–12 (Table A3.3).

Table A3.3

Bond Issuance Plan for 2012–13

billions of dollars

	2008–09 Actual	2009–10 Actual	2010–11 Actual	2011–12 Projected	2012–13 Planned

Gross bond issuance	75	102	96	100	99
Buybacks	-6	-2	-4	-6	-2
Net issuance	69	100	92	94	97
Maturing bonds and adjustments[1]	-27	-27	-44	-66	-67
Change in bond stock	42	73	48	28	30

1	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.

Maturity Dates and Benchmark Bond Target Range Sizes

The addition of four new maturity dates, implemented in 2011–12, has helped smooth the cash flow profile of upcoming maturities by reducing the size of June 1 and December 1 maturities and related coupon payments. The move to eight maturity dates also gives the debt program additional capacity to absorb potential increases in funding requirements.

For 2012–13, no additional changes to the bond maturity pattern and benchmark target range sizes are planned, thus preserving the structure implemented in 2011–12. Table A3.4 shows the projected bond maturity pattern and benchmark size ranges for 2012–13. These amounts do not include coupon payments.

Table A3.4

Size of Maturity Dates and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	8-12		8-12		8-12		8-12
3-year	8-12				8-12
5-year		10-13				10-13
10-year				10-14
30-year								12-15
Real Return Bond[1]								10-16
Total	16-24	10-13	8-12	10-14	16-24	10-13	8-12	10-16

[1]	Includes estimate for inflation adjustment. The 30-year nominal bond and Real Return Bond do not mature in the same year.

Bond Auction Schedule

In 2012–13, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds and Real Return Bonds (RRBs). Three 30-year bond auctions will occur—one in each of the first, third and fourth quarters of 2012–13. The order of bond auctions within each quarter may be adjusted to support the borrowing program, and there may be multiple auctions of the same benchmarks in some quarters. The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter (http://www.bankofcanada.ca/stats/cars/f/bd_auction_schedule.html).

Bond Buyback Programs

Two types of bond buyback operations will be conducted in 2012–13: regular bond buybacks on a cash basis and on a switch basis, and cash management bond buybacks.

Regular Bond Buyback Operations

In 2011–12, regular bond buyback operations on a switch basis were used in the 2-year sector to facilitate the transition to new benchmark dates and in the 30-year sector to support liquidity in long bonds. Having successfully made the transition to the revised maturity structure, 2-year switch buybacks will cease to be used in 2012–13. A 30-year switch buyback operation will continue to be used in each quarter when no 30-year bond auction is planned. Additional 30-year switch buyback operations may also be considered.

Regular bond buyback operations on a cash basis, introduced as a temporary measure in 2011–12 to support gross long bond issuance in the 10- and 30-year sectors, will be discontinued for the 10-year sector in 2012–13. Cash bond buybacks will continue in the 30-year sector, subject to market conditions.

Cash Management Bond Buyback Operations

The cash management bond buyback program helps manage government cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities. In light of the success of these operations in 2011–12 and taking into account feedback received during market consultations, weekly cash management bond buyback operations will be continued in 2012–13.

Treasury Bill Program

Bi-weekly issuance of 3-, 6- and 12-month maturities will be continued. By the end of 2012–13, the treasury bill stock is projected to be $159 billion, approximately $4 billion lower than the end-of-year level for 2011–12. The treasury bill stock is being held at this level so that it can be managed lower in order to absorb large cash inflows in 2013–14 related to asset maturities from the IMPP. This action is being taken in an effort to ensure that the treasury bill market continues to function well while keeping the size of the bond program roughly stable in 2013–14.

Cash management bills (i.e. short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2012–13.

Retail Debt Program

Almost 3 million Canadians hold Canada Savings Bonds (CSBs) or Canada Premium Bonds (CPBs). This past year, around 750,000 Canadians purchased bonds through the payroll savings option offered by more than 11,000 employers across Canada, while over 50,000 Canadians purchased bonds directly with cash. Investors repeatedly cite the safety and security of CSBs and CPBs as key attributes, with payroll deduction providing a convenient automatic savings option.

In 2012–13, a number of changes will be made to the Retail Debt Program to improve the efficiency of the program and better align product offerings to the needs of today’s investors.

Beginning with the Fall 2012 campaign, the Retail Debt Program will offer one product per sales channel (i.e. cash purchases and payroll deductions).

The CPB will continue to be sold through the cash channel by financial institutions, investment dealers and direct phone sales. CPBs will be enhanced with a cashability feature—they will be redeemable throughout the year with interest earned up to the last anniversary date of purchase. All outstanding CPBs will also benefit from this feature. The term to maturity of all new CPBs will be shortened to three years from ten years to align with their three-year step-up coupon pricing. This will also make the CPB’s term to maturity comparable with other retail products.

CSBs will be offered exclusively through the Payroll Savings Program, which is how the vast majority of CSBs are currently sold. The term to maturity of all new CSBs will also be shortened to three years to match the term of CPBs.

Further information on the Retail Debt Program is available on the Canada Savings Bonds website (http://www.csb.gc.ca).

Foreign Currency Funding

The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. Assets held in the EFA are managed to provide foreign currency liquidity, support market confidence, and promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required. The prudential liquidity plan instituted in Budget 2011 calls for liquid foreign exchange reserves to be maintained at a level at or above 3 per cent of nominal gross domestic product.

The Government has access to a range of direct sources of funding for its foreign currency assets. These include a short-term US-dollar paper program, medium-term note issuance in various markets, international bond issues, purchases and sales of Canadian dollars in foreign exchange markets, and cross-currency swaps involving the exchange of domestic liabilities for foreign-currency-denominated liabilities. In February 2012, the Government issued a US$3-billion global bond to help meet the requirements of the prudential liquidity plan. This was Canada’s first US-dollar global bond issuance since September 2009.

The debt management strategy for 2012–13 assumes that all foreign liabilities maturing during the year will be refinanced. The actual amount of gross foreign currency funding may vary from this assumption, depending on market conditions and the Government’s foreign currency needs. The mix of funding sources used to finance the reserves in 2012–13 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure.

Further information on managing foreign currency reserves and funding objectives is provided in the Report on the Management of Canada’s Official International Reserves, which is available on the Department of Finance website.

Annex 4

Tax Measures:

Supplementary Information,

Notices of Ways and Means Motions

and Draft Amendments to Various

GST/HST Regulations

TABLE OF CONTENTS

Tax Measures: Supplementary Information

Overview	379
Personal Income Tax Measures	382
Medical Expense Tax Credit	382
Registered Disability Savings Plans	382
Mineral Exploration Tax Credit for Flow-Through Share Investors	392
Eligible Dividends – Split-Dividend Designation and Late Designation	392
Group Sickness or Accident Insurance Plans	394
Retirement Compensation Arrangements	395
Employees Profit Sharing Plans	399
Salary of the Governor General of Canada	400
Life Insurance Policy Exemption Test	400
Business Income Tax Measures	403
Clean Energy Generation Equipment: Accelerated Capital Cost Allowance	403
Corporate Mineral Exploration and Development Tax Credit	406
Atlantic Investment Tax Credit	407
Scientific Research and Experimental Development Program	410
Tax Avoidance Through the Use of Partnerships	414
Partnership Waivers	416
International Taxation	417
Transfer Pricing Secondary Adjustments	417
Thin Capitalization Rules	418
Foreign Affiliate Dumping	423
Base Erosion Rules – Canadian Banks	425
Overseas Employment Tax Credit	426
Sales and Excise Tax Measures	428
GST/HST Health Measures	428
GST Rebate for Books to be Given Away for Free by Prescribed Literacy Organizations	431
Doubling GST/HST Streamlined Accounting Thresholds	431
Tax Relief for Foreign-Based Rental Vehicles Temporarily Imported by Canadian Residents	433
Consistent Application of the Green Levy on Fuel-Inefficient Vehicles	434
Other Tax Measures	435
Gifts to Foreign Charitable Organizations	435
Charities – Enhancing Transparency and Accountability	436
Tax Shelter Administrative Changes	437
Aboriginal Tax Policy	439
Customs Tariff Measures	441
Trade Measures to Support the Energy Industry	441
Travellers’ Exemptions	441
Previously Announced Measures	442

Notices of Ways and Means Motions
Notice of Ways and Means Motion to Amend the Income Tax Act	445

Notice of Ways and Means Motion to Amend the Excise Tax Act	480

Notice of Ways and Means Motion to Amend the Customs Tariff	490
Draft Amendments to Various GST/HST Regulations	493

Tax Measures:

Supplementary

Information

OVERVIEW

This annex provides detailed information on each of the tax measures proposed in the Budget.

Table A4.1 lists these measures and provides estimates of their budgetary impact.

The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act (and related regulations) and the Customs Tariff.

In this annex, references to “Budget Day” are to be read as references to the day on which this Budget is presented.

Table A4.1

Cost of Proposed Tax and Tariff Measures1

Fiscal Costs (millions of dollars)

	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017	Total

Personal Income Tax Measures
Medical Expense Tax Credit	–	–	–	–	–	–	–
RDSP – Plan Holders[2]	–	1	2	3	3	2	11
RDSP – Proportional Repayment Rule	–	–	–	–	–	–	–
RDSP – Maximum and Minimum Withdrawals	–	–	–	–	–	–	–
RDSP – Rollover of RESP Investment Income[2]	–	–	1	–	–	–	1
RDSP – Termination of an RDSP following Cessation of Eligibility for the DTC[2]	–	1	2	4	5	10	22
RDSP – Administrative Changes[2]	–	1	1	1	–	–	3
Mineral Exploration Tax Credit for Flow-Through Share Investors	–	130	(30)	–	–	–	100
Eligible Dividends – Split-Dividend Designation and Late Designation	–	–	–	–	–	–	–
Group Sickness or Accident Insurance Plans	–	(20)	(85)	(95)	(100)	(105)	(405)
Retirement Compensation Arrangements	–	–	–	–	–	–	–
Employees Profit Sharing Plans	–	(10)	(35)	(40)	(40)	(40)	(165)
Salary of the Governor General of Canada	–	–	–	–	–	–	–
Life Insurance Policy Exemption Test

Business Income Tax Measures
Clean Energy Generation Equipment: Accelerated
Capital Cost Allowance	–	–	2	3	4	4	13
Corporate Mineral Exploration and Development
Tax Credit	–	–	(10)	(25)	(25)	(30)	(90)
Atlantic Investment Tax Credit – Oil and Gas and Mining Activities	–	–	–	(15)	(35)	(85)	(135)
Atlantic Investment Tax Credit – Electricity Generation Equipment	–	–	1	1	1	1	4
SR&ED Investment Tax Credit Rate	–	–	–	(190)	(285)	(295)	(770)
SR&ED Capital Expenditures	–	–	–	(15)	(40)	(40)	(95)
SR&ED Overhead Expenditures	–	–	(10)	(55)	(95)	(100)	(260)
SR&ED Contract Payments	–	–	(25)	(55)	(60)	(65)	(205)
Tax Avoidance Through the Use of Partnerships	–	–	–	–	–	–	–
Partnership Waivers	–	–	–	–	–	–	–

Table A4.1 (cont’d)

Cost of Proposed Tax and Tariff Measures1

Fiscal Costs (millions of dollars)

	2011– 2012	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017	Total
International Taxation
Transfer Pricing Secondary Adjustments	–	–	–	–	–	–	–
Thin Capitalization – Debt-to-Equity Ratio	–	–	(60)	(110)	(75)	(65)	(310)
Thin Capitalization – Partnerships	–	–	–	–	–	–	–
Thin Capitalization – Disallowed Interest Treated as a Dividend	–	–	(1)	(1)	(1)	(1)	(4)
Thin Capitalization – Foreign Affiliate Loans	–	–	–	–	–	–	–
Foreign Affiliate Dumping	–	(110)	(225)	(265)	(325)	(385)	(1,310)
Base Erosion Rules – Canadian Banks
Overseas Employment Tax Credit	–	–	(10)	(35)	(65)	(95)	(205)

Sales and Excise Tax Measures
GST/HST Health Measures	–	3	3	4	4	4	18
GST Rebate for Books to be Given Away for Free by Prescribed Literacy
Organizations	–	–	–	–	–	–	–
Doubling GST/HST Streamlined Accounting Thresholds	–	–	–	–	–	–	–
Tax Relief for Foreign- Based Rental Vehicles Temporarily Imported by Canadian Residents	–	–	–	–	–	–	–
Consistent Application of the Green Levy on Fuel-Inefficient Vehicles	–	–	–	–	–	–	–

Other Measures
Gifts to Foreign Charitable Organizations	–	–	–	–	–	–	–
Charities – Enhancing Transparency and Accountability	–	–	–	–	–	–	–
Tax Shelter Administrative Changes	–	–	–	–	–	–	–
Aboriginal Tax Policy	–	–	–	–	–	–	–

Customs Tariff Measures
Trade Measures to Support the Energy Industry	–	30	30	30	30	30	150
Travellers’ Exemptions	–	13	17	18	18	19	85

[1]	A “–” indicates a nil amount, a small amount (less than $1 million) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

[2]	The cost of this measure is attributable to program expenditure.

PERSONAL INCOME TAX MEASURES

Medical Expense Tax Credit

The Medical Expense Tax Credit recognizes the effect of above-average medical and disability-related expenses on a taxpayer’s ability to pay income tax. The Medical Expense Tax Credit provides federal income tax relief equal to 15 per cent of eligible medical and disability-related expenses in excess of a threshold that is the lesser of 3 per cent of the taxpayer’s net income and an indexed dollar amount ($2,109 in 2012).

The list of expenses eligible for the Medical Expense Tax Credit is regularly reviewed and updated in light of new technologies and other disability-specific or medically-related developments. Budget 2012 proposes to add to the list blood coagulation monitors for use by individuals who require anti-coagulation therapy, including associated disposable peripherals such as pricking devices, lancets and test strips. The cost of these devices will be eligible for the Medical Expense Tax Credit when they are prescribed by a medical practitioner.

This measure will apply to expenses incurred after 2011.

Registered Disability Savings Plans

To ensure the ongoing effectiveness of Registered Disability Savings Plans (RDSPs), and in response to stakeholder comments received during the recent review of the RDSP, Budget 2012 proposes a number of changes to the rules governing these plans.

An RDSP may be established for an individual who is eligible for the Disability Tax Credit (DTC). The individual eligible for the DTC is the plan beneficiary. The plan holder is the individual who generally opens the RDSP and makes decisions regarding contributions, investments, and withdrawals. The plan holder can be the beneficiary or, if the plan is opened for a minor child, a parent. The plan holder can also be a legal representative of the beneficiary.

Parents, beneficiaries and others wishing to save on behalf of the beneficiary are allowed to contribute to an RDSP. Contributions to an RDSP are limited to a lifetime maximum of $200,000. Contributions are permitted until the end of the year in which a beneficiary attains 59 years of age.

Annual RDSP contributions attract Canada Disability Saving Grants (CDSGs) at matching rates of 100, 200, or 300 per cent, depending on the beneficiary’s family income and the amount contributed, up to a lifetime maximum of $70,000. An RDSP is eligible to receive CDSGs until the end of the year in which the beneficiary attains 49 years of age. The Government also provides up to $1,000 in Canada Disability Savings Bonds (CDSBs) annually to RDSPs established by low- and modest-income families, up to a lifetime maximum of $20,000. CDSBs are paid into RDSPs until the end of the year in which the beneficiary attains 49 years of age.

Contributions to an RDSP are not deductible and are not included in the beneficiary’s income when withdrawn. Investment income earned in an RDSP grows tax-free. CDSGs, CDSBs and investment income earned in an RDSP are included in the beneficiary’s income for tax purposes when withdrawn from the RDSP. Each withdrawal from an RDSP comprises a taxable portion and a non-taxable portion based on the relative proportion of taxable assets (including CDSGs, CDSBs, and investment income) and non-taxable assets (private contributions) in the plan. RDSP withdrawals must commence by the end of the year in which the beneficiary attains 60 years of age.

Plan Holders

Under current rules, when an RDSP is established for a beneficiary who has attained the age of majority, the plan holder must be either the beneficiary or, if the beneficiary lacks the capacity to enter into a contract, the beneficiary’s guardian or other legal representative.

However, a number of adults with disabilities have experienced difficulties in establishing a plan because their capacity to enter into a contract is in doubt. Questions of appropriate legal representation in these cases are a matter of provincial and territorial responsibility. In many provinces and territories, the only way that an RDSP can be opened in these cases is for the individual to be declared legally incompetent and have someone named as their legal guardian – a process that can involve a considerable amount of time and expense on the part of concerned family members, and that may have significant repercussions for the individual.

While these provinces and territories develop more appropriate, long term solutions to address RDSP legal representation issues, Budget 2012 proposes to allow, on a temporary basis, certain family members to become the plan holder of the RDSP for an adult individual who might not be able to enter into a contract. This measure will ensure that individuals in all provinces and territories who might not be contractually competent and who do not have a legal representative may still benefit from RDSPs.

Specifically, where, in the opinion of an RDSP issuer, an individual’s ability to enter into a contract is in doubt, the spouse, common-law partner, or parent of the individual will be considered a “qualifying family member” and will be eligible to establish an RDSP for the individual (i.e., be the plan holder of the RDSP). Budget 2012 also proposes to provide that no action will lie against an RDSP issuer who, being of the opinion that a beneficiary’s ability to enter into a contract is in doubt, allows a qualifying family member to establish and become the holder of an RDSP for the beneficiary.

RDSP issuers will be required to notify an individual when a qualifying family member establishes an RDSP for which the individual is the beneficiary.

If, subsequently, the issuer no longer has doubt regarding the individual’s contractual competence, or the individual is determined to be contractually competent by a public agency or tribunal authorized to make such a determination in the relevant jurisdiction, the individual may replace the qualifying family member as plan holder.

If, after an RDSP has been opened by a qualifying family member, a legal representative (i.e., a guardian, tutor, curator or other person who is legally authorized to act on behalf of the individual) is named in respect of an individual, the legal representative will replace the qualifying family member as plan holder.

This measure will not apply in circumstances where an RDSP has already been established for an individual or where an individual already has a legal representative.

This measure will apply from the date of Royal Assent to the enacting legislation until the end of 2016. A qualifying family member who becomes a plan holder under this measure will be able to remain the plan holder after 2016.

Proportional Repayment Rule

Under current rules, any CDSGs and CDSBs paid into an RDSP in the preceding 10 years generally must be repaid to the Government on any of the following events:

•	any amount is withdrawn from the RDSP;

•	the RDSP is terminated or deregistered; or

•	the RDSP beneficiary ceases to be eligible for the DTC or dies.

This is known as the “10-year repayment rule”. To ensure that RDSP funds are available to meet potential obligations under this rule, RDSP issuers must set aside an “assistance holdback amount” equal to the total CDSGs and CDSBs paid into the RDSP in the preceding 10 years less any CDSGs and CDSBs already repaid in respect of that 10-year period. When one of the events described above occurs, the required repayment is equal to the amount of the assistance holdback amount immediately preceding the event.

To provide greater access to RDSP savings for small withdrawals, while still supporting the long-term savings objective of these plans, Budget 2012 proposes to introduce a proportional repayment rule that will apply when a withdrawal is made from an RDSP. This rule will replace the 10-year repayment rule only in respect of RDSP withdrawals. The existing 10-year repayment rule will continue to apply where the RDSP is terminated or deregistered, or the RDSP beneficiary ceases to be eligible for the DTC or dies.

The proportional repayment rule will require that, for each $1 withdrawn from an RDSP, $3 of any CDSGs or CDSBs paid into the plan in the 10 years preceding the withdrawal be repaid, up to a maximum of the assistance holdback amount. Repayments will be attributed to CDSGs or CDSBs that make up the assistance holdback amount based on the order in which they were paid into the RDSP, beginning with the oldest amounts.

This measure will apply to withdrawals made from an RDSP after 2013.

Example

Jeff opens an RDSP in 2009 and contributes $1,500 to his plan annually, attracting the maximum amount of CDSGs ($3,500) each year. In 2014, the assistance holdback amount for his plan equals $21,000.

In 2014, Jeff withdraws $600 from his RDSP. Under the 10-year repayment rule, the entire assistance holdback amount ($21,000) would have to be repaid. Under the proportional repayment rule, $1,800 of the assistance holdback amount will be repaid (approximately 9 per cent of the repayment required under the 10-year repayment rule). The $1,800 repayment will come from CDSGs paid into Jeff’s RDSP in 2009 and the plan’s assistance holdback amount will be reduced to $19,200.

Maximum and Minimum Withdrawals

Budget 2012 proposes changes to the rules governing maximum and minimum withdrawals from RDSPs. These changes will provide greater flexibility in making withdrawals from an RDSP and ensure that RDSP assets are used to support the RDSP beneficiary during their lifetime.

There are two types of withdrawals that may be made from an RDSP: a discretionary disability assistance payment, which may be made at any time, subject to the plan terms and certain restrictions under the tax rules; and a lifetime disability assistance payment (LDAP), which provides an ongoing stream of payments from the RDSP for a beneficiary.

LDAPs may commence at any time. Once started, they must be paid at least annually until either the RDSP is terminated or the beneficiary dies. LDAPs must begin no later than the end of the year in which the beneficiary attains 60 years of age, so that the assets in the plan provide for the long-term financial security of the beneficiary during their lifetime. The maximum LDAP that can be withdrawn from the RDSP each year is determined by a formula (the LDAP formula) that is based on the age of the beneficiary and the fair market value of the assets held in the RDSP.

Specific rules limit the maximum amount that may be withdrawn annually from RDSPs where CDSGs and CDSBs paid into the plan exceed private contributions made to the plan. Such RDSPs are known as primarily government-assisted plans (PGAPs). Total withdrawals from a PGAP in a calendar year may not exceed the amount determined by the LDAP formula for the year. No such maximum withdrawal limits apply to non-PGAPs.

Budget 2012 proposes to increase the maximum annual limit for withdrawals from PGAPs to the greater of the amount determined by the LDAP formula and 10 per cent of the fair market value of plan assets at the beginning of the calendar year. A PGAP beneficiary will continue to be eligible for the existing exemption from the maximum annual limit for withdrawals if a medical doctor certifies in writing that the beneficiary’s state of health is such that, in the doctor’s opinion, the beneficiary has a life expectancy of five years or less.

PGAPs are also subject to a minimum annual withdrawal requirement commencing with the calendar year in which the beneficiary attains 60 years of age. For that calendar year and subsequent years, the total withdrawals from a PGAP must be at least equal to the amount determined by the LDAP formula for the year. For other RDSPs, there is no specified minimum withdrawal amount.

Budget 2012 proposes to extend to all RDSPs the minimum annual withdrawal requirement that currently applies only to PGAPs. Accordingly, once an RDSP beneficiary attains 60 years of age, the total withdrawals from the RDSP in a calendar year must be at least equal to the amount determined by the LDAP formula for the year.

These measures will apply after 2013.

Rollover of RESP Investment Income

To provide greater flexibility for parents who save in a Registered Education Savings Plan (RESP) for a child with a severe disability, Budget 2012 proposes to allow investment income earned in an RESP to be transferred on a tax-free (or “rollover”) basis to an RDSP if the plans share a common beneficiary.

In order to qualify for this measure, the beneficiary must meet the existing age and residency requirements in relation to RDSP contributions. As well, one of the following conditions must be met:

•	the beneficiary has a severe and prolonged mental impairment that can reasonably be expected to prevent the beneficiary from pursuing post-secondary education;

•	the RESP has been in existence for at least 10 years and each beneficiary is at least 21 years of age and is not pursuing post-secondary education; or

•	the RESP has been in existence for more than 35 years.

These are the existing conditions for receiving an accumulated income payment (AIP) from an RESP. An AIP is a lump-sum distribution of investment income earned in an RESP to the RESP subscriber, generally made in circumstances where the RESP beneficiary does not pursue post-secondary education and the RESP is being terminated. The AIP is included in the income of the RESP subscriber for regular income tax purposes and is also subject to an additional 20-per-cent tax. An RESP subscriber may reduce the amount of the AIP subject to tax by contributing a portion of the AIP to a Registered Retirement Savings Plan under specified conditions.

Under this proposal, when RESP investment income is rolled over to an RDSP, contributions in the RESP will be returned to the RESP subscriber on a tax-free basis. The subscriber can contribute these amounts to the RDSP (immediately or over time) if they so choose, potentially attracting CDSGs.1 In addition, Canada Education Savings Grants and Canada Learning Bonds in the RESP will be required to be repaid to the Government and the RESP terminated by the end of February of the year after the year during which the rollover is made. As in the case of a contribution of an AIP to a Registered Retirement Savings Plan, the rollover amount will not be subject to regular income tax or the additional 20-per-cent tax.

The amount of RESP investment income rolled over to an RDSP may not exceed, and will reduce, the beneficiary’s available RDSP contribution room. The rollover amount will be considered a private contribution for the purpose of determining whether the RDSP is a PGAP, but will not attract CDSGs. The rollover amount will be included in the taxable portion of RDSP withdrawals.

This measure will apply to rollovers of RESP investment income made after 2013.

1	The carry forward of RDSP grants and bonds introduced in Budget 2010 allows RDSP beneficiaries to claim unused entitlements for CDSGs and CDSBs for the preceding 10 years (starting from 2008, the year RDSPs became available).

Termination of an RDSP following Cessation of Eligibility for the DTC

An RDSP may be established only for a beneficiary who is eligible for the Disability Tax Credit (DTC). If a beneficiary’s condition factually improves such that the beneficiary does not qualify for the DTC for a taxation year (i.e., the beneficiary is DTC-ineligible throughout a full calendar year), the RDSP must be terminated by the end of the following year. No contributions may be made to, and no CDSGs or CDSBs may be paid into, the RDSP once the beneficiary is DTC-ineligible. In addition, the 10-year repayment rule applies (with the required repayment being equal to the amount of the assistance holdback amount immediately preceding the beneficiary becoming DTC-ineligible) and any assets remaining in the RDSP must be paid to the beneficiary.

A beneficiary who becomes DTC-ineligible might, due to the nature of their condition, be eligible for the DTC for some later year and would be able to establish a new RDSP. Contribution room and repaid CDSGs and CDSBs are not restored in these circumstances.

To reduce the administrative burden on these beneficiaries and ensure greater continuity in their long-term saving, Budget 2012 proposes to extend, in certain circumstances, the period for which an RDSP may remain open when a beneficiary becomes DTC-ineligible.

This measure will apply to RDSPs where the beneficiary has become DTC-ineligible. In addition, a medical practitioner must certify in writing that the nature of the beneficiary’s condition makes it likely that the beneficiary will, because of the condition, be eligible for the DTC in the foreseeable future.

Election

If an RDSP plan holder decides to take advantage of this measure, the plan holder will be required to elect in prescribed form and submit the election, along with the written certification, to the RDSP issuer. The RDSP issuer will then be required to notify Human Resources and Skills Development Canada that the election has been made. The election must be made on or before December 31st of the year following the first full calendar year for which the beneficiary is DTC-ineligible.

Results of an Election

Where an election is made, the following rules will apply commencing with the first full calendar year for which the beneficiary is DTC-ineligible:

•

No contributions to the RDSP will be permitted, including under the proposed rule for the rollover of RESP investment income. However, a rollover of proceeds from a deceased individual’s Registered Retirement Savings Plan or Registered Retirement Income Fund to the RDSP of a financially dependent infirm child or grandchild will still be permitted.

•

No new CDSGs or CDSBs will be paid into the RDSP. If a beneficiary dies after an election has been made, the existing 10-year repayment rule will apply (with the required repayment being equal to the amount of the assistance holdback amount immediately preceding the beneficiary becoming DTC-ineligible, less any repayments made during or after the first full calendar year for which the beneficiary is DTC-ineligible).

•	No new entitlements will be generated for the purpose of the carry-forward of CDSGs and CDSBs for years for which the beneficiary is DTC-ineligible.

•

Withdrawals from the RDSP will be permitted, and will be subject to the proposed proportional repayment rule and the proposed maximum and minimum withdrawal rules as applicable. For years for which the beneficiary is DTC-ineligible, the assistance holdback amount will be equal to the amount of the assistance holdback amount immediately preceding the beneficiary becoming DTC-ineligible less any repayments made during or after the first full calendar year for which the beneficiary is DTC-ineligible.

Neither the certification required for an election, nor the election itself, will have any bearing on any determination of an individual’s eligibility for the DTC. The sole purpose of the certification and election is to allow an RDSP to remain open for the years under election.

Duration of an Election

An election will generally be valid until the end of the fourth calendar year following the first full calendar year for which a beneficiary is DTC-ineligible. The RDSP must be terminated by the end of the first year for which there is no longer a valid election.

If a beneficiary becomes eligible for the DTC while an election is valid, the usual RDSP rules will apply commencing with the year for which the beneficiary becomes eligible. For example, contributions will be permitted and new CDSGs and CDSBs may be paid into the RDSP. Should the beneficiary become DTC-ineligible at some later time, a new election could be made.

This measure will apply to elections made after 2013.

RDSPs, that under current rules would have to be terminated before 2014 because the beneficiary has become DTC-ineligible and that have not yet been terminated, will not be required to be terminated until the end of 2014. Plan holders of such RDSPs may take advantage of this measure if they obtain the required medical certification and make an election on or before December 31, 2014.

Administrative Changes

Under current rules, when an RDSP is established, the issuer of the plan must notify Human Resources and Skills Development Canada within 60 days. When an RDSP is transferred from one RDSP issuer to another, the transfer must be completed within 120 days of the new plan being established. Budget 2012 proposes to replace these deadlines with a requirement that an RDSP issuer act “without delay” in notifying Human Resources and Skills Development Canada or the establishment of transfer of an RDSP. The elimination of these deadlines is intended to give issuers greater flexibility in complying with their obligations.

When an RDSP is transferred to a new issuer, the issuer of the original plan is required to provide a large amount of information to the new issuer. Issuers are also required to file this information on a regular basis with Human Resources and Skills Development Canada. To reduce the administrative burden for issuers, Budget 2012 also proposes that Human Resources and Skills Development Canada, rather than the issuer of the original plan, be responsible for providing this information to the issuer of the new plan when an RDSP transfer occurs.

These measures will apply on Royal Assent to the enacting legislation.

In addition, Budget 2012 proposes that the Canada Disability Savings Regulations be amended to eliminate the 180-day deadline for an RDSP issuer to submit an application for a CDSG or a CDSB.

This measure will apply on and after the day that the regulation amending the Canada Disability Savings Regulations is registered.

Mineral Exploration Tax Credit for Flow-Through Share Investors

Flow-through shares allow companies to renounce or “flow through” tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The Mineral Exploration Tax Credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors.

Budget 2012 proposes to extend eligibility for the mineral exploration tax credit for one year, to flow-through share agreements entered into on or before March 31, 2013. Under the existing “look-back” rule, funds raised in one calendar year with the benefit of the credit can be spent on eligible exploration up to the end of the following calendar year. Therefore, for example, funds raised with the credit during the first three months of 2013 can support eligible exploration until the end of 2014.

Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water, and air and, as a result, could have an impact on the goals of the Federal Sustainable Development Strategy. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Eligible Dividends – Split-Dividend Designation and Late Designation

Corporate income is generally subject to two levels of tax – the corporate level and personal shareholder level when corporate profits are distributed as taxable dividends. In order to relieve against double taxation, the Income Tax Act integrates the corporate and personal income tax systems by crediting individuals through the Dividend Tax Credit (DTC) with their proportionate share of income tax assumed to have been payable at the corporate level on taxable dividends they receive.

The amount of this DTC depends on the type of dividend paid by a corporation to a shareholder. If the dividend is an “eligible dividend”, i.e., a dividend paid out of income that was taxed at the general corporate income tax rate (currently 15 per cent federally), the shareholder qualifies for an enhanced DTC. A taxable dividend that is not an eligible dividend, i.e., a dividend paid out of income that was taxed at a lower rate (in most cases being the small business income tax rate), qualifies for the regular DTC.

The enhanced DTC is available only if, at the time the dividend is paid, the corporation notifies each shareholder in writing that the dividend is designated as an eligible dividend. If a corporation fails to designate a dividend as an eligible dividend, despite the corporation having had sufficient income to make an eligible dividend designation, the corporation cannot file a late eligible dividend designation. In contrast, a corporation that makes an excessive eligible dividend designation may correct the designation by paying a special 20-per-cent tax in respect of the amount of the excessive designation or by filing a valid election under which the shareholders accept that the excess amount that they have received is a separate taxable dividend that qualifies for the regular DTC.

Budget 2012 proposes to simplify the manner in which a corporation resident in Canada pays and designates eligible dividends by allowing the corporation to designate, at the time it pays a taxable dividend, any portion of the dividend to be an eligible dividend. The portion of a taxable dividend that is designated to be an eligible dividend will qualify for the enhanced DTC, and the remaining portion will qualify for the regular DTC. Simplifying the administrative compliance involved in designating a dividend to be an eligible dividend will support the objectives of the Red Tape Reduction Commission.

Budget 2012 also proposes to allow the Minister of National Revenue to accept a corporation’s late designation of a taxable dividend to be an eligible dividend. Under the proposal, the Minister will be allowed to accept a late designation of an eligible dividend if the corporation makes the late designation within the three-year period following the day on which the designation was first required to be made. In addition, the Minister must be of the opinion that accepting the late eligible dividend designation would be just and equitable in the circumstances, including to affected shareholders. This measure will therefore improve tax fairness for any corporation that pays a non-eligible taxable dividend to the extent that it is determined that the corporation had, when the dividend was paid, income taxed at the general corporate income tax rate to support an eligible dividend designation, and that the above conditions are met.

These measures will apply to taxable dividends paid on or after Budget Day.

Group Sickness or Accident Insurance Plans

Employment benefits, whether provided in cash or in-kind, are generally included in an employee’s income for tax purposes. Subject to a number of exceptions, if an employer contributes to a group insurance plan in respect of an employee, an amount is included in the employee’s income either when the employer contributions are made to the plan or when benefits are received under the plan.

Currently, wage-loss replacement benefits payable on a periodic basis under a group sickness or accident insurance plan to which an employer has contributed are included in an employee’s income for tax purposes when those benefits are received. However, no amount is included in an employee’s income, either when the employer contributions are made or the benefits are received, to the extent that:

•	benefits are not payable on a periodic basis; or

•	benefits are payable in respect of a sickness or accident when there is no loss of employment income.

To provide for more neutral and fair tax treatment of beneficiaries under a group sickness or accident insurance plan, Budget 2012 proposes to include the amount of an employer’s contributions to a group sickness or accident insurance plan in an employee’s income for the year in which the contributions are made to the extent that the contributions are not in respect of a wage-loss replacement benefit payable on a periodic basis.

This measure will not affect the tax treatment of private health services plans or other plans described in paragraph 6(1)(a) of the Income Tax Act.

This measure will apply in respect of employer contributions made on or after Budget Day to the extent that the contributions relate to coverage after 2012, except that such contributions made on or after Budget Day and before 2013 will be included in the employee’s income for 2013.

Retirement Compensation Arrangements

Under the Income Tax Act, a retirement compensation arrangement (RCA) is a type of employer-sponsored, funded retirement savings arrangement. RCAs are normally used to fund the portion of a higher-income employee’s pension benefit that exceeds the maximum pension benefit permitted under the Registered Pension Plan (RPP) contribution limits. The RCA rules were introduced in the 1980s to ensure consistent tax treatment across all employers for pension arrangements above the RPP limits.

RCAs are exempt from regular Part I income tax, and contributions made to an RCA are generally deductible in computing income. A refundable RCA tax (RCA tax) is imposed at a rate of 50 per cent on contributions to an RCA, as well as on income and gains earned or realized by an RCA. The RCA tax is generally refunded as taxable distributions are made from the RCA. However, a special rule assists taxpayers in circumstances where the RCA has suffered investment losses and the ability of the RCA to make distributions is significantly impaired. Under this rule, the RCA may obtain a refund of the RCA tax even if the property held in the RCA has lost some or all of its value.

The Canada Revenue Agency has identified a number of arrangements that seek to take advantage of various features of the RCA rules in order to obtain unintended tax benefits. For example, some arrangements involve the deduction of large contributions that are indirectly returned to the contributors through a series of steps ending with the purported RCA having little or no assets but still being able to claim the refundable tax using the impaired asset exception. Other arrangements use insurance products to allocate costs to the arrangement for benefits that arise outside the arrangement.

The Government is challenging these tax-motivated arrangements, which are not consistent with the policy intent of the RCA rules. Since these challenges are both time-consuming and costly, the Government is acting now to introduce specific legislative measures to prevent the use of similar schemes in future.

Budget 2012 proposes new prohibited investment and advantage rules to directly prevent RCAs from engaging in non-arm’s length transactions. These rules will be based very closely on existing rules for Tax-Free Savings Accounts and Registered Retirement Savings Plans (RRSPs). As well, Budget 2012 proposes a new restriction on RCA tax refunds in circumstances where RCA property has lost value.

Prohibited Investments

Budget 2012 proposes that the new prohibited investment rules apply in respect of RCAs that have a “specified beneficiary”. In general terms, a specified beneficiary of an RCA will be an employee entitled to benefits under the RCA who has a significant interest in their employer. The custodian of an RCA will be liable to pay a 50-per-cent tax on the fair market value of any prohibited investment acquired or held by the RCA. A specified beneficiary of an RCA that participates in the acquisition or holding of a prohibited investment by the RCA will be jointly and severally, or solidarily, liable, to the extent of their participation, for the tax.

This tax will be refundable if the RCA disposes of the prohibited investment by the end of the year following the year in which it was acquired (or such later time as the Minister of National Revenue considers reasonable) unless any of the persons liable for the tax knew or ought to have known that the investment was a prohibited investment. The Minister will also have the power to waive or cancel the tax where the Minister is satisfied that it is just and equitable to do so, having regard to all the circumstances.

This measure will apply in respect of investments acquired, or that become prohibited investments, on or after Budget Day.

Advantages

Budget 2012 also proposes that the definition of “advantage” be adapted to address the specific forms of tax planning that have been identified in relation to RCAs. For example, if an RCA buys a high-value property and that value is later intentionally eroded or transferred from the RCA without adequate consideration, an “RCA strip” transaction will be considered to have taken place and to constitute an advantage. An “RCA strip” will be a new definition similar to the existing definition of “RRSP strip” in the RRSP rules, with such modifications as the circumstances require to apply to transactions involving RCAs. RCA strips will include situations where an RCA holds a promissory note issued by a non-arm’s length debtor in respect of the RCA and the debtor fails to make commercially reasonable payments of principal and interest on the promissory note.

As is the case under the existing advantage rules, an RCA advantage will be subject to a special tax equal to the fair market value of the advantage. The custodian of the RCA will be liable for the special tax. A specified beneficiary of the RCA that participates in extending the advantage will be jointly and severally, or solidarily, liable, to the extent of their participation, for the special tax.

The Minister of National Revenue will have the power to waive or cancel the special tax where the Minister is satisfied that it is just and equitable to do so, having regard to all the circumstances.

The special tax will generally apply to advantages extended, received or receivable on or after Budget Day, including advantages that relate to RCA property acquired, or transactions occurring, before Budget Day. However, advantages that relate to property acquired, or transactions occurring, before Budget Day will be eligible for special transitional rules on an elective basis, as is the case under the existing advantage rules.

Transitional Rules

If RCA property acquired, or transactions occurring, before Budget Day cause an advantage to be obtained by a specified beneficiary of the RCA (or a person who does not deal at arm’s length with the specified beneficiary) on or after Budget Day, then the amount of the advantage will not be subject to the special tax provided that the amount is included in computing the income of the specified beneficiary. For example, if on or after Budget Day a specified beneficiary of an RCA proceeds with steps, such as the removal of assets from a debtor corporation, that cause a pre-Budget Day promissory note to lose its value, the amount of the decline in value will be treated as an “RCA strip” and therefore as an advantage subject to the special tax, unless the specified beneficiary includes the amount of the advantage in their income.

If RCA property acquired, or transactions occurring, before Budget Day cause an advantage to be obtained (such as income earned, and capital gains accrued and realized, on a prohibited investment) by the RCA on or after Budget Day, the amount of the advantage will not be subject to the special tax provided that the amount is distributed from the RCA and included in the income of a beneficiary or an employer in respect of the RCA. Such distributions will be treated as regular taxable distributions for the purpose of determining RCA tax.

RCA Tax Refunds

Budget 2012 proposes that, if RCA property has declined in value, the RCA tax be refunded only in circumstances where the decline in value of the property is not reasonably attributable to prohibited investments or advantages, unless the Minister of National Revenue is satisfied that it is just and equitable to refund the RCA tax, having regard to all the circumstances.

This measure will apply in respect of RCA tax on RCA contributions made on or after Budget Day.

Employees Profit Sharing Plans

Employees Profit Sharing Plans (EPSPs) are trust arrangements that enable employers to share profits with employees, assist employees to save, and better align the economic interests of management and labour. Under an EPSP, an employer may make tax-deductible contributions to a trust and the trustee is required to allocate to beneficiaries each year all employer contributions, profits from trust property, capital gains and losses, and certain amounts in respect of forfeitures. These EPSP allocations, with certain exceptions, are included in computing the income of the beneficiaries for the taxation year in which they are allocated. Once amounts are allocated, payments are made by the trustee to the beneficiaries in accordance with the terms of the plan (for example, immediately, after a minimum vesting period, or on retirement or termination). Because the allocations are taxable, payments out of the trust are generally not subject to tax when received by the beneficiaries.

Recently, EPSPs have been used increasingly as a means for some business owners to direct profits to members of their families in order to reduce or defer the payment of income tax on these profits. Budget 2011 announced that the Government would review EPSPs and undertake consultations to ensure that any changes to the tax rules (to limit the potential for abuse) continue to accommodate appropriate uses of EPSPs. The consultations took place from August to October 2011. Participants in the consultations generally recognized the importance of having reasonable limitations on EPSP contributions, particularly in respect of non-arm’s length employees.

To ensure that EPSPs are used for their intended purposes, Budget 2012 proposes a targeted measure to discourage excessive employer contributions. This proposal introduces a special tax payable by a specified employee2 on an “excess EPSP amount”. In general terms, an “excess EPSP amount” will be the portion of an employer’s EPSP contribution, allocated by the trustee to a specified employee, that exceeds 20 per cent of the specified employee’s salary received in the year by the specified employee from the employer.

[2]

“Specified employee” is defined in subsection 248(1) of the Income Tax Act and generally includes an employee who has a significant equity interest in their employer or who does not deal at arm’s length with their employer.

The special tax will be made up of two components. The first component will be equal to the top federal marginal tax rate of 29 per cent. The second component will be equal to the top marginal tax rate of the province of residence of the specified employee3 and will be shared with provinces and territories participating in a Tax Collection Agreement. A new deduction will be introduced to ensure that an excess EPSP amount is not also subject to regular income tax. A specified employee will, however, not be able to claim any other deductions or credits in respect of an excess EPSP amount.

A mechanism will be introduced to authorize the Minister of National Revenue to waive or cancel the application of these excess EPSP amount rules if the Minister considers that it is just and equitable to do so, having regard to all the circumstances. In such cases, the normal rules will apply.

This measure will apply in respect of EPSP contributions made by an employer on or after Budget Day, other than contributions made before 2013 pursuant to a legally binding obligation arising under a written agreement or arrangement entered into before Budget Day.

Salary of the Governor General of Canada

Following consultations between the Governor General and the Government, both have agreed that the income tax exemption for the Governor General’s salary should end and that the Governor General’s salary, as adjusted, paid under the Governor General’s Act should be subject to tax in the same manner as the salary of other Canadians.

This treatment is consistent with recent measures in other Commonwealth countries to make the salary of their Governors General subject to income tax (i.e., Australia in 2001 and New Zealand in 2010).

This measure will apply to the 2013 and subsequent taxation years.

Life Insurance Policy Exemption Test

Life insurance plays an important role in meeting the financial needs of Canadians by helping to protect against the financial risks of premature death. Life insurance policies may provide both a protection (i.e., insurance) and savings component. The income earned on the savings component of a life insurance policy that is an exempt policy, as determined under the Income Tax Regulations, is not subject to accrual taxation in the hands of the policyholder.

[3]	The second component will be zero if the specified employee’s province of residence is Quebec.

The exemption test that determines whether a life insurance policy is an exempt policy was implemented in the early 1980s and is intended to differentiate protection-oriented life insurance policies from investment-oriented life insurance policies. A life insurance policy is an exempt policy when the savings accumulating in the policy does not exceed the savings in a benchmark policy. The benchmark policy is generally defined as a policy where the death benefit is payable on the earlier of death and the age of 85 years (the endowment time) and premiums are payable 20 years after the issuance of the policy (the pay period). Depending on the type of coverage, the savings in the benchmark policy are calculated using prescribed mortality and interest rates, the rates used in determining the premiums, or the cash surrender value of the actual policy.4 The savings in an actual policy are measured using an amount that is equal to the greater of the cash surrender value of the policy and the modified net premium reserve in respect of the policy.5

As the exemption test was implemented almost 30 years ago, the Government has reviewed the test to ensure that it continues to serve the intended purpose. The review indicates that technical improvements are required to update and simplify the test. Budget 2012 proposes to implement the following changes to the exemption test:

•

measuring the savings in an actual policy and the benchmark policy using the Canadian Institute of Actuaries 1986-1992 mortality tables and an interest rate of 3.5 per cent to better reflect mortality rates and investment returns while improving consistency between the measurement of the savings in an actual policy and the measurement of the savings in the benchmark policy;

•	increasing the endowment time of the benchmark policy from age 85 years to age 90 years to reflect increased life expectancy;

•

measuring the savings in an actual policy using the greater of the cash surrender value of the policy (before the application of surrender charges) and the net premium reserve in respect of the policy to capture all savings in an actual policy while improving consistency between the measurement of the savings in the policy and the measurement of the savings in the benchmark policy; and

[4]	The cash surrender value is the amount available to the policyholder on surrender of the policy during lifetime.
[5]	The modified net premium reserve is equal to the present value of future benefits minus the present value of future modified net premiums.

•	reducing the pay period of the benchmark policy to 8 years from 20 years to better reflect current industry practices and the pay period used in other countries.

Also, Budget 2012 proposes that the Investment Income Tax (IIT) levied on life insurers be recalibrated where appropriate to neutralize impacts of the proposed technical improvements on the IIT base.

Over the coming months, the Government will undertake consultations with key stakeholders on the proposed technical improvements and the recalibration of the IIT base.

Amendments to the tax provisions arising from these consultations will apply to life insurance policies issued after 2013.

BUSINESS INCOME TAX MEASURES

Clean Energy Generation Equipment: Accelerated Capital Cost Allowance

Under the capital cost allowance (CCA) regime in the income tax system, Class 43.2 of Schedule II to the Income Tax Regulations provides an accelerated CCA rate (50 per cent per year on a declining balance basis) for investment in specified clean energy generation and conservation equipment. The class incorporates by reference to Class 43.16 a detailed list of eligible equipment that generates or conserves energy by:

•	using a renewable energy source (for example, wind, solar, small hydro);

•	using fuels from waste (for example, landfill gas, wood waste, manure); or

•	making efficient use of fossil fuels (for example, high efficiency cogeneration systems, which simultaneously produce electricity and useful heat).

Providing accelerated CCA in this context is an exception to the general practice of setting CCA rates based on the useful life of assets. Accelerated CCA provides a financial benefit by deferring taxation. This incentive for investment is premised on the environmental benefits of low-emission or no-emission energy generation equipment.

In addition, if the majority of the tangible property in a project is eligible for inclusion in Class 43.2, certain intangible project start-up expenses (for example, engineering and design work and feasibility studies) are treated as Canadian Renewable and Conservation Expenses. These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares. Budget 2010 expanded Class 43.2 to broaden the eligible range of applications for which heat recovery equipment and equipment of a district energy system can be used. Equipment that generates electricity using waste heat was added to Class 43.2 in Budget 2011.

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Class 43.1 was introduced in 1994 and provides an accelerated CCA rate of 30 per cent (per year on a declining balance basis) for properties acquired after February 21, 1994. Class 43.2 was introduced in 2005 and it is available for properties acquired after February 22, 2005 and before 2020. The eligibility criteria for these two CCA classes are generally the same, except that cogeneration systems that use fossil fuels must meet a higher efficiency standard in order to qualify for Class 43.2.

Budget 2012 proposes to further expand Class 43.2 with respect to waste-fuelled thermal energy equipment, and equipment of a district energy system that uses thermal energy provided primarily by eligible waste-fuelled thermal energy equipment. Budget 2012 also proposes to expand Class 43.2 to include equipment that uses the residue of plants – generally produced by the agricultural sector – to generate electricity and heat.

These measures will encourage investment in technologies that can contribute to a reduction in emissions of greenhouse gases and air pollutants, in support of Canada’s targets set out in the Federal Sustainable Development Strategy. These measures could also contribute to the diversification of Canada’s energy supply.

Waste-Fuelled Thermal Energy Equipment

Waste-fuelled thermal energy equipment produces heat using wastes (for example, wood waste) and fuels from waste (for example, biogas and bio-oil). Currently, Class 43.2 includes waste-fuelled thermal energy equipment, subject to the requirement that the heat energy generated from the equipment is used in an industrial process or a greenhouse.

Budget 2012 proposes to expand Class 43.2 by removing this requirement. This change will allow waste-fuelled thermal energy equipment to be used in a broad range of applications, including space and water heating. For example, wood waste could be used as an alternative to heating oil for space and water heating in a shopping centre.

This measure will apply to assets acquired on or after Budget Day that have not been used or acquired for use before that date.

Equipment of a District Energy System

District energy systems transfer thermal energy between a central generation plant and a group or district of buildings by circulating steam, hot water or cold water through a system of underground pipes. Thermal energy distributed by a district energy system can be used for heating, cooling or in an industrial process. Certain equipment that is part of a district energy system is currently included in Class 43.1 or Class 43.2, if the system distributes thermal energy primarily generated by one or more of an eligible cogeneration system, a ground source heat pump, active solar heating equipment and heat recovery equipment.

Building on the proposed expansion of Class 43.2 to include waste-fuelled thermal energy equipment used for a broader range of applications, Budget 2012 also proposes to expand Class 43.2 by adding equipment that is part of a district energy system that distributes thermal energy primarily generated by waste-fuelled thermal energy equipment (that is itself eligible for inclusion in Class 43.2). For example, in a remote community a district energy system that uses heat generated by waste-fuelled thermal energy equipment could provide an alternative to equipment that uses only fossil fuels.

This measure will apply to assets acquired on or after Budget Day that have not been used or acquired for use before that date.

Energy Generation from Residue of Plants

The residue of plants (for example, straw, corn cobs, leaves and similar organic waste produced by the agricultural sector) can be used in a number of ways, including the production of heat, electricity, biofuels and other bioproducts. Subject to certain requirements, equipment that uses these residues to produce biogas or bio-oil is currently eligible for inclusion in Class 43.2.

Budget 2012 proposes to add the residue of plants to the list of eligible waste fuels (i.e., biogas, bio-oil, digester gas, landfill gas, municipal waste, pulp and paper waste, and wood waste) that can be used in waste-fuelled thermal energy equipment included in Class 43.2 or a cogeneration system included in Class 43.1 or Class 43.2. For example, a greenhouse could produce heat for its operations using a heating system fuelled by the residue of plants.

This measure will apply to assets acquired on or after Budget Day that have not been used or acquired for use before that date.

Environmental Compliance

If equipment using fuels from waste does not comply with environmental regulations, there could, in some instances, be an increased risk of the release of pollutants. To ensure that taxpayers who benefit from Class 43.1 or 43.2 do so in an environmentally responsible manner, Budget 2012 proposes that equipment using eligible waste fuels not be eligible under Class 43.1 or Class 43.2 if the applicable environmental laws and regulations of Canada or of a province, territory, municipality, or a public or regulatory body are not complied with at the time the equipment first becomes available for use.

This measure will apply to assets acquired on or after Budget Day that have not been used or acquired for use before that date.

Corporate Mineral Exploration and Development Tax Credit

A corporate tax credit is available at the rate of 10 per cent for pre-production mining expenditures incurred in respect of certain mineral resources in Canada. The term “pre-production mining expenditure” in subsection 127(9) of the Income Tax Act sets out the expenses that are eligible for the credit:

•	exploration expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Income Tax Act; and

•	pre-production development expenses described in paragraph (g) of the definition of “Canadian exploration expense”.

Qualifying minerals for purposes of the credit are diamonds, base or precious metals and industrial minerals that become base or precious metals through refining.

Budget 2012 proposes to phase out the corporate tax credit for pre-production mining expenditures. The credit will apply at a rate of 10 per cent for exploration expenses incurred in 2012, and at a rate of 5 per cent for such expenses incurred in 2013. The credit will not be available for exploration expenses incurred after 2013.

The corporate tax credit will apply at a rate of 10 per cent for pre-production development expenses incurred before 2014, at a rate of 7 per cent for such expenses incurred in 2014, and at a rate of 4 per cent for such expenses incurred in 2015. The credit will not be available for pre-production development expenses incurred after 2015.

Additional transitional relief will be provided in recognition of the long timelines involved in developing mines. The corporate tax credit will apply at a rate of 10 per cent for pre-production development expenses incurred by a taxpayer before 2016 either:

•	under a written agreement entered into by the taxpayer before Budget Day; or

•	as part of the development of a new mine where

–	the construction of the new mine was started by, or on behalf of, the taxpayer before Budget Day, or

–	the engineering and design work for the construction of the new mine, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day.

Activities such as obtaining permits or regulatory approvals, conducting environmental assessments, community consultations, impact benefit studies and similar activities will not be considered construction or engineering and design work.

Exploration and pre-production development expenses will continue to qualify as Canadian exploration expenses, and as such will continue to be fully deductible in the year incurred.

Mineral exploration as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air and, as a result, could have an impact on the goals of the Federal Sustainable Development Strategy. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Atlantic Investment Tax Credit

The Atlantic Investment Tax Credit (AITC) is a 10-per-cent credit available for qualifying acquisitions of new buildings, machinery and equipment, used primarily in farming, fishing, logging, mining, oil and gas, and manufacturing and processing in the Atlantic provinces, the Gaspé Peninsula and their associated offshore regions.

Oil and Gas and Mining Activities

Budget 2012 proposes to phase out the AITC for oil and gas and mining activities over a four-year period. In particular, this proposal will apply to assets acquired on or after Budget Day for use in any of the following activities:

•	operating an oil or gas well;

•	extracting petroleum or natural gas from a natural accumulation of petroleum or natural gas;

•	extracting minerals from a mineral resource;

•	processing ore from a mineral resource to any stage that is not beyond the prime metal stage or its equivalent;

•	processing iron ore from a mineral resource to any stage that is not beyond the pellet stage or its equivalent;

•	processing tar sands ore from a mineral resource to any stage that is not beyond the crude oil stage or its equivalent;

•	producing industrial minerals;

•	processing heavy crude oil recovered from a natural reservoir to a stage that is not beyond the crude oil stage or its equivalent;

•	Canadian field processing;

•	exploring or drilling for petroleum or natural gas; and

•	prospecting or exploring for or developing a mineral resource.

The availability of the AITC for assets acquired for use in other activities will not be affected.

The AITC will apply at a rate of 10 per cent for assets acquired before 2014 for use in any of the activities listed above and at a rate of 5 per cent for such assets acquired in 2014 and 2015. The AITC will not be available for such assets acquired after 2015.

Transitional relief will be provided in recognition of the long timelines involved in some oil and gas and mining projects. The AITC will apply at a rate of 10 per cent for assets acquired by a taxpayer before 2017 either:

•	under a written agreement entered into by the taxpayer before Budget Day; or

•	as part of a project phase where

–	the construction of the project phase was started by, or on behalf of, the taxpayer before Budget Day, or

–	the engineering and design work for the construction of the project phase, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day.

For this purpose, a phase of a project is a discrete expansion in the extraction, processing or production capacity of the project to attain the planned capacity level that was the demonstrated intention of the taxpayer immediately before Budget Day. Construction undertaken to maintain or restore a capacity level that had been reached before Budget Day is not considered a discrete expansion. Activities such as obtaining permits or regulatory approvals, conducting environmental assessments, community consultations, impact benefit studies and similar activities will not be considered construction or engineering and design work.

Along with other members of the G-20, Canada has committed to rationalize and phase out over the medium-term inefficient fossil fuel subsidies. The Government announced in Budget 2007 and in Budget 2011 the phase-out of tax preferences for oil sands producers, which supports the G-20 commitment and align the tax treatment of oil sands with the conventional oil and gas sector (moreover, the Income Tax Act does not include any tax preferences specific to oil sands producers). The phase out of the AITC for oil and gas and mining sectors builds on these measures and is a further action that the Government is taking in support of the G-20 commitment. The change will also improve the neutrality of the tax system for Canada’s resource sector.

Resource development can be associated with a variety of environmental impacts to soil, water and air and, as a result, could have an impact on the goals of the Federal Sustainable Development Strategy. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Electricity Generation Equipment

Equipment is generally eligible for the AITC if the equipment is a qualified property. Electricity generation equipment described in Class 1, 8, 29 or 41, paragraph (c) of Class 43.1 or paragraph (a) of Class 43.2, of Schedule II to the Income Tax Regulations used in the Atlantic region primarily in an eligible activity is a qualified property.

Budget 2012 proposes to improve the neutrality of the AITC by amending the Income Tax Act and section 4600 of the Income Tax Regulations so that qualified property will include certain electricity generation equipment and clean energy generation equipment used primarily in an eligible activity (i.e., farming, fishing, logging, and manufacturing and processing). In particular, “qualified property” will include the following equipment, if it is used in the Atlantic region primarily in an eligible activity set out in paragraph (c) of the definition of “qualified property” in subsection 127(9) of the Income Tax Act:

•	electricity generation equipment described in Class 17 or 48; and

•	clean energy generation and conservation equipment described in Class 43.1 or 43.2.

This measure will apply to assets acquired on or after Budget Day that have not been used or acquired for use before that date, except that the measure will not apply to acquisitions of assets that are used primarily in oil and gas or mining activities.

This measure is not expected to have a significant impact on either the environment or achieving the targets of the Federal Sustainable Development Strategy.

Scientific Research and Experimental Development Program

In October 2010, the Government mandated the Expert Review Panel on Research and Development to review all federal support for business research and development with a view to maximizing the effect of federal programs that contribute to innovation and create economic opportunities for business. The expert panel submitted its report to the Government in October 2011. It makes a series of recommendations that call for a simplified and more focused approach to the Government’s support for business research and development, including the Scientific Research and Experimental Development (SR&ED) tax incentive program. To support the key objectives identified by the expert panel, Budget 2012 proposes several changes to the SR&ED tax incentive program to make it simpler, and more cost effective and predictable.

The SR&ED tax incentive program provides broad-based support for SR&ED performed in every industrial sector in Canada, and supports small businesses in the performance of SR&ED. Under the SR&ED program, allowable current and capital expenditures are fully deductible. In addition, qualified SR&ED expenditures incurred in Canada are included in computing a taxpayer’s SR&ED qualified expenditure pool at the end of each taxation year. In general, the amount of this pool at the end of a taxation year is equal to all the qualified expenditures incurred by the taxpayer in the year, plus any amount transferred to the taxpayer in respect of certain non-arm’s length SR&ED contracts less any amount transferred by the taxpayer in respect of such contracts to another person. The balance in the SR&ED qualified expenditure pool at the end of a taxation year is generally eligible for an investment tax credit. There are two investment tax credit rates for SR&ED qualified expenditure pool balances. The general rate is 20 per cent and there is an enhanced rate of 35 per cent for eligible Canadian-controlled private corporations (CCPCs).

CCPCs are eligible to claim the enhanced investment tax credit at the rate of 35 per cent on up to $3 million of qualified SR&ED expenditures annually. For these taxpayers, unused investment tax credits are refundable in respect of the first $3 million of expenditures each year; current expenditures are eligible for a 100-per-cent refund and capital expenditures are eligible for a 40-per-cent refund. All expenditures above the $3 million limit are eligible for an investment tax credit at the rate of 20 per cent and qualify for a 40-per-cent refund. The $3 million expenditure limit is phased out for CCPCs whose taxable income for the previous taxation year is between $500,000 and $800,000 or whose taxable capital employed in Canada for the previous taxation year is between $10 million and $50 million.

SR&ED Investment Tax Credit Rate

Budget 2012 proposes to reduce the general 20-per-cent SR&ED investment tax credit rate applicable to SR&ED qualified expenditure pool balances at the end of a taxation year to 15 per cent. The 15-per-cent investment tax credit rate will apply in respect of taxation years that end after 2013, except that, for a taxation year that includes January 1, 2014, the 5-percentage-point reduction in the investment tax credit rate will be pro-rated based on the number of days in the taxation year that are after 2013. The enhanced 35-per-cent SR&ED investment tax credit rate applicable in respect of eligible CCPCs will remain unchanged on up to $3 million of qualified SR&ED expenditures annually.

SR&ED Capital Expenditures

As indicated above, allowable current and capital expenditures in respect of SR&ED are fully deductible, and qualifying SR&ED expenditures are eligible for an investment tax credit. Budget 2012 proposes to exclude expenditures of a capital nature (including payments in respect of the use or the right to use property that would, if it were acquired by the taxpayer, be capital property of the taxpayer) from eligibility for SR&ED deductions and investment tax credits. This measure will apply to property acquired on or after January 1, 2014, and to amounts paid or payable in respect of the use of, or the right to use, property during any period that is after 2013.

This measure will also apply to exclude otherwise eligible contract payments made by a taxpayer from benefiting from SR&ED tax incentives to the extent that the payment is in respect of a capital expenditure made in fulfillment of the contract.

Expenditures that have been excluded because of this measure from the SR&ED tax incentives will be accorded the treatment otherwise applicable to such expenditures under the Income Tax Act.

SR&ED Overhead Expenditures

Itemized overhead expenditures directly attributable to the conduct of SR&ED are currently eligible for the SR&ED tax incentives. In lieu of itemizing such overhead expenditures, taxpayers can elect to use a simplified proxy method for the calculation of these expenditures. Under the proxy method, a taxpayer can generally include in the taxpayer’s SR&ED qualified expenditure pool for a taxation year, which is eligible for SR&ED investment tax credits, an amount equal to 65 per cent of the total of the eligible portion of salaries and wages of the taxpayer’s employees directly engaged in the conduct of SR&ED in Canada in the taxation year.

Budget 2012 proposes to reduce the rate at which the prescribed proxy amount is calculated to 60 per cent (from 65 per cent) for 2013 and to 55 per cent after 2013. The proxy rate that will apply for taxation years that include days in 2012, 2013 or 2014 will be pro-rated based on the number of days in the taxation year that are in each of those calendar years.

SR&ED Contract Payments

Where a taxpayer (the payer) contracts to have SR&ED performed by a non-arm’s length person (the performer), the total qualified expenditures on which either the performer or the payer can claim SR&ED investment tax credits are currently restricted to the amount of the qualified SR&ED expenditures incurred by the performer in fulfillment of the contract. These rules ensure that investment tax credits are not earned on the profit element of non-arm’s length SR&ED contracts.

In the case of arm’s length SR&ED contract payments, however, the payer is currently entitled to SR&ED investment tax credits in respect of the entire amount of the contract payment, while the amount of the contract payment is netted against the qualifying SR&ED expenditures of the performer.

Budget 2012 proposes to disallow from the expenditure base for investment tax credits the profit element of arm’s length SR&ED contracts. For simplicity, it is proposed that this be achieved by way of a proxy, under which only 80 per cent of the cost to a payer of arm’s length SR&ED contracts will be eligible for SR&ED investment tax credits.

This measure will apply to expenditures incurred on or after January 1, 2013.

Consistent with the measures described above concerning SR&ED capital expenditures, the amount of an arm’s length contract payment eligible for SR&ED tax incentives for the payer will also exclude any amount paid in respect of a capital expenditure incurred by the performer in fulfillment of the contract. SR&ED contract performers will be required to inform the contract payers of these amounts. Once that measure is in force (beginning in 2014), the exclusion with respect to capital expenditures will reduce the amount of the contract payment before the 80-per-cent eligibility ratio is applied.

In addition, the amount that the performer is required to net against its qualifying SR&ED expenditures because of the contract payment will be reduced by the amount received by the performer that is in respect of capital expenditures by the performer.

Expenditures that have been excluded because of this measure from the SR&ED tax incentives will be accorded the treatment otherwise applicable to such expenditures under the Income Tax Act.

Tax Avoidance Through the Use of Partnerships

Section 88 of the Income Tax Act contains rules that enable a taxable Canadian corporation (the Parent) that has acquired control of another taxable Canadian corporation (the Subsidiary) to increase the cost of certain capital assets acquired by the Parent on a vertical amalgamation with, or winding-up of, the Subsidiary (the section 88 bump). The section 88 bump recognizes that, in such cases, the amount paid by the Parent for the shares of the Subsidiary represents the cost of the assets of the Subsidiary and allows the Parent, within limits, to add the amount paid for the shares to the cost of certain capital assets acquired on the amalgamation or winding-up.

Capital assets, such as land, shares of a corporation or an interest in a partnership, may be eligible for the section 88 bump. Assets that if sold could produce income (as distinguished from producing only capital gains) are not eligible for the section 88 bump. These income assets include eligible capital property, depreciable property, inventory and resource property.

In recent years, corporate partnership structures have been used with increasing frequency to attempt to circumvent the denial of the section 88 bump in respect of a Subsidiary’s income assets. Instead of the Subsidiary holding income assets directly, the income assets are held indirectly through a partnership. Upon the acquisition of control of the Subsidiary, the Parent amalgamates with, or winds up, the Subsidiary and then claims an increase (or “bump”) to the cost of the partnership interest, even in circumstances where all of the fair market value of the partnership interest is derived from income assets.

A second concern arises in respect of section 100 of the Income Tax Act, which is meant to ensure that income assets held by a partnership are fully taxable on the sale of the partnership by a taxpayer to a tax-exempt person (since the tax-exempt person could wind up the partnership without paying any income tax). This rule does not currently apply to a sale of a partnership to a non-resident even though the income from a disposition of an income asset owned by the partnership may be exempt from Canadian income tax under either domestic law or one of Canada’s tax treaties. As well, some taxpayers have sought to take advantage of the fact that section 100 does not expressly refer to indirect sales of partnership interests to a tax-exempt person.

The Canada Revenue Agency challenges these partnership structures where appropriate under the existing provisions of the Income Tax Act, including the general anti-avoidance rule. However, specific legislative action is warranted to explicitly prohibit the use of these and similar structures.

Budget 2012 proposes two measures to ensure that partnerships cannot be used to circumvent the intended application of sections 88 and 100. The first measure will generally deny a section 88 bump in respect of a partnership interest to the extent that the accrued gain in respect of the partnership interest is reasonably attributable to the amount by which the fair market value of income assets exceed their cost amount. This measure will apply where the income assets are held directly by the partnership or indirectly through another partnership. For this purpose, assets directly owned by a taxable Canadian corporation, shares of which are held by the partnership, will not be considered to be indirectly held by the partnership.

This measure will apply to amalgamations that occur, and windings-up that begin, on or after Budget Day. An exception will be provided where a taxable Canadian corporation amalgamates with its subsidiary before 2013, or begins to wind up its subsidiary before 2013. This exception will apply only if, before Budget Day, the corporation had acquired control, or was obligated as evidenced in writing to acquire control, of the subsidiary and the corporation had the intention, as evidenced in writing, to amalgamate with, or wind up, the subsidiary. A corporation will not be considered to be obligated to acquire control where the corporation may be excused from the obligation if an amendment is made to the Income Tax Act.

Budget 2012 also proposes to extend the application of section 100 of the Income Tax Act to the sale of a partnership interest to a non-resident person, unless the partnership is carrying on business in Canada through a permanent establishment in which all of the assets of the partnership are used. In such cases, the income assets remain within the Canadian income tax base. This measure will also clarify that section 100 applies to dispositions made directly, or indirectly as part of a series of transactions, to a tax-exempt or non-resident person.

This measure will apply to dispositions, of interests in partnerships, that occur on or after Budget Day. An exception will be provided for an arm’s length disposition made by a taxpayer before 2013 that the taxpayer is obligated to make pursuant to a written agreement entered into by the taxpayer before Budget Day. A taxpayer will not be considered to be obligated to make the disposition where the taxpayer may be excused from the obligation if an amendment is made to the Income Tax Act.

Partnership Waivers

The Income Tax Act provides that the Canada Revenue Agency (CRA) may, for a fiscal period of a partnership, make a determination (which includes a redetermination) under section 152(1.4) of the Income Tax Act of any income, loss, deduction or other amount in respect of the partnership. The CRA is precluded from determining an amount if more than three years have elapsed since the later of the deadline for filing the relevant partnership information return and the day it is actually filed. Where the CRA obtains a waiver from each partner, however, the time period for making a determination is extended. If one or more of the partners does not provide a waiver, and, as a result, the period cannot be extended, a determination will need to be made by the CRA using only the information that is available to it at that time. The provision of a waiver is at the discretion of the taxpayer.

There are circumstances under which it is advantageous to both the CRA and the partners of a partnership to waive the three-year time limit. Obtaining the required waivers from all members of the partnership can, however, be difficult.

Under current rules, the members of a partnership may designate a partner who is authorized to file an objection on behalf of all its partners, to a determination under the Income Tax Act. Budget 2012 proposes that a single designated partner of a partnership may also be empowered to waive, on behalf of all its partners, the three-year time limit for making a determination.

This measure will apply on Royal Assent to the enacting legislation.

INTERNATIONAL TAXATION

Transfer Pricing Secondary Adjustments

The expression “transfer prices” has become known internationally as the tax term that refers to the prices at which goods, services and intangibles are traded across international borders between persons who do not deal with each other at arm’s length. Section 247 of the Income Tax Act contains transfer pricing rules, which apply in respect of transactions or series of transactions between parties who do not deal at arm’s length. Where the terms or conditions of a transaction or series of transactions do not reflect arm’s length terms and conditions, the Canada Revenue Agency (CRA) may adjust for tax purposes amounts related to the transaction or series to reflect arm’s length terms and conditions. This is commonly referred to as a “primary adjustment”.

Once a primary adjustment has been made, a “secondary adjustment” is generally required to account for the benefit conferred on non-residents participating in the transaction or series of transactions. For example, if a Canadian corporation buys goods from its non-resident parent corporation for $100 but parties dealing at arm’s length would have charged $80, the primary adjustment would reduce by $20 the cost of the goods to the Canadian taxpayer. A secondary adjustment should also arise to reflect the $20 benefit that was conferred on the non-resident parent (i.e., the amount by which the non-resident parent was overpaid for the goods).

A number of provisions in the Income Tax Act, such as section 15 and paragraph 214(3)(a), can apply to treat a benefit conferred on a non-resident as a dividend subject to withholding tax under Part XIII of the Act and it is the policy of the CRA to assess these secondary adjustments. There is, however, no specific provision in the transfer pricing rules regarding secondary adjustments. The Transfer Pricing Subcommittee of the Advisory Panel on Canada’s System of International Taxation recommended that legislative changes be made to clarify the treatment of secondary adjustments as constructive dividends.

Budget 2012 proposes to amend section 247 of the Income Tax Act to confirm that secondary adjustments will be treated as dividends for Part XIII tax purposes. A Canadian corporation subject to a primary adjustment will also be deemed to have paid a dividend to each non-arm’s length non-resident participant in the transaction or series of transactions in proportion to the amount of the primary adjustment that relates to the non-resident, regardless of whether the non-resident is a shareholder of the Canadian corporation.

Budget 2012 also proposes, consistent with CRA administrative practice, to clarify that a non-resident is allowed to repatriate to a Canadian corporation that has been subject to a primary adjustment an amount equal to the portion of the primary adjustment that relates to the non-resident. If the repatriation is made by the non-resident with the concurrence of the Minister of National Revenue no deemed dividend will arise in respect of that non-resident. In addition, no deemed dividend will arise if the non-resident is a controlled foreign affiliate (as defined in subsection 17(15) of the Income Tax Act) of the Canadian corporation. In this instance, the benefit conferred on the non-resident is more akin to a capital contribution than a dividend.

This measure will apply to transactions (including transactions that are part of a series of transactions) that occur on or after Budget Day.

Thin Capitalization Rules

The thin capitalization rules limit the deductibility of interest expense of a Canadian-resident corporation in circumstances where the amount of debt owing to certain non-residents exceeds a 2-to-1 debt-to-equity ratio. The thin capitalization rules protect the Canadian tax base from erosion through excessive interest deductions in respect of debt owing to these non-residents. These rules apply to debts owing to a specified shareholder (a person or group owning shares representing more than 25 per cent of the votes or value of the corporation) that is not resident in Canada and any other non-resident who does not deal at arm’s length with a specified shareholder.

The Advisory Panel on Canada’s System of International Taxation (the Advisory Panel) made a number of recommendations relating to the thin capitalization rules, including reducing the debt-to-equity ratio from 2-to-1 to 1.5-to-1 and extending the rules to partnerships, trusts and Canadian branches of non-resident corporations. The Advisory Panel also encouraged the Government to review the treatment of interest expense that is not deductible under Canada’s thin capitalization rules (disallowed interest expense) in order to ensure that non-resident investors are prevented from inappropriately reducing their Canadian withholding tax obligations.

Budget 2012 proposes to improve the integrity and fairness of the thin capitalization rules by:

•	reducing the debt-to-equity ratio from 2-to-1 to 1.5-to-1;

•	extending the scope of the thin capitalization rules to debts of partnerships of which a Canadian-resident corporation is a member;

•	treating disallowed interest expense under the thin capitalization rules as dividends for Part XIII withholding tax purposes; and

•	preventing double taxation in certain circumstances where a Canadian-resident corporation borrows money from its controlled foreign affiliate.

Debt-to-Equity Ratio

The intent of the thin capitalization rules generally, and the debt-to-equity ratio in particular, is to allow Canadian corporations to finance themselves using a reasonable amount of debt owing to certain non-residents, while protecting the tax base against excessive interest deductions in respect of such debt. A useful guidepost for setting the debt-to-equity ratio is the typical capital structure of Canadian corporations generally. The Advisory Panel concluded that the permitted 2-to-1 debt-to-equity ratio is high compared to actual industry ratios in the Canadian economy, suggesting it allows inappropriately high levels of foreign related party debt. Analysis by the Government indicates that this conclusion continues to hold.

Canada’s debt-to-equity ratio also appears high relative to world standards because the ratios in many other countries apply to broader measures of debt (which the Advisory Panel also noted). For example, some countries include in their ratios third-party debt which is guaranteed by a foreign parent corporation, while others take into account all debt owing to third parties.

In order to better protect the tax base, Budget 2012 proposes to reduce the debt-to-equity ratio in the thin capitalization rules from 2-to-1 to 1.5-to-1.

This measure will apply to corporate taxation years that begin after 2012.

Partnerships

Partnerships are not taxable under the Income Tax Act. A partnership calculates its income or loss as if it were a separate person resident in Canada and the income or loss is then allocated to its partners.

While Canada’s thin capitalization rules restrict the deductibility of interest expense incurred by Canadian-resident corporations, the rules do not reference interest expense incurred by partnerships. The Advisory Panel recommended that the scope of the thin capitalization rules be extended to partnerships.

Budget 2012 proposes to extend the thin capitalization rules to debts owed by partnerships of which a Canadian-resident corporation is a member. In particular, for the purpose of determining the corporation’s debt-to-equity ratio under the thin capitalization rules, debt obligations of the partnership will be allocated to its members based on their proportionate interest in the partnership.

In circumstances where a corporate partner’s permitted debt-to-equity ratio is exceeded, the partnership’s interest deduction will not be denied but an amount will be included in computing the income of the partner from a business or property, as appropriate. The source of this income inclusion will be determined by reference to the source against which the interest is deductible at the partnership level. This inclusion will equal the amount of the interest on the portion of the allocated partnership debt that exceeds the permitted debt-to-equity ratio.

Example

Canco 1 and Canco 2 are Canadian-resident corporations and are equal partners in a partnership that earns income from a business. Canco 1 is wholly owned by Forco, a non-resident corporation. The Canco 1 shares owned by Forco have paid-up capital of $4,000 but Canco 1 has no other capital for the purposes of the thin capitalization rules. Forco lends $3,000 to the partnership and lends $8,500 directly to Canco 1.

Canco 1 has a 50-per-cent interest in the partnership and will therefore be allocated 50 per cent of the partnership loan ($1,500) for thin capitalization purposes. Canco 1 has capital of $4,000 and is considered to have outstanding debts to a specified non-resident (Forco) of $10,000 ($8,500 debt owed by Canco 1 to Forco plus $1,500 in debt allocated from the partnership).

With a permitted debt-to-equity ratio of 1.5-to-1, Canco 1 has $4,000 of total excess debt – that is, ($10,000 – 1.5 x $4,000)/10,000, or 2/5, of $10,000. This 2/5 ratio is applied to interest on the debt owed directly to Forco by Canco 1 as well as the debt allocated from the partnership to determine how much interest is denied, or added back to income, respectively. Accordingly, 2/5 of the interest deduction in respect of the $8,500 direct loan from Forco will be denied and an amount equal to 2/5 of the deductible interest expense in respect of the $1,500 debt allocated from the partnership will be required to be included in computing the income of Canco 1 from the partnership’s business.

This measure will apply in respect of debts of a partnership that are outstanding during corporate taxation years that begin on or after Budget Day.

Disallowed Interest Treated as a Dividend

The Advisory Panel encouraged the Government to review the withholding tax treatment of interest that is disallowed under the thin capitalization rules. Interest expense of a corporation that is not deductible as a result of the application of the thin capitalization rules is, for income computation purposes under Part I of the Income Tax Act, treated the same as a non-deductible return on equity (i.e., a dividend). It is nevertheless treated as interest for withholding tax purposes under Part XIII of the Income Tax Act.

Consistent with the treatment of disallowed interest for income computation purposes, Budget 2012 proposes to recharacterize disallowed interest expense (including for this purpose any amount that is required to be included in computing the income of a corporation in respect of an amount deductible by a partnership of which the corporation is a member) as a dividend for non-resident withholding tax purposes.

The calculations required for compliance with the thin capitalization rules are required to be made after the end of a corporation’s taxation year. Under this proposal, disallowed interest expense of a corporation for a taxation year will be allocated to specified non-residents in proportion to the corporation’s debt owing in the taxation year to all specified non-residents (taking into account debts owing by partnerships of which the corporation is a member). The corporation will be allowed to allocate the disallowed interest expense to the latest interest payments made to any particular specified non-resident in the taxation year. Where the disallowed interest expense has not been paid by the end of the taxation year of the corporation, the disallowed interest expense will be deemed to have been paid as a dividend by the corporation at the end of that taxation year.

The relevant withholding tax will be due at the time that it would have been due if the deemed dividend had been paid at the time the disallowed interest expense was paid or deemed to have been paid. In circumstances where the amount withheld exceeds the withholding tax payable, the non-resident creditor will be able to obtain a refund of the excess.

This measure will apply to taxation years that end on or after Budget Day. For taxation years that include Budget Day, the measure will apply to an amount of disallowed interest expense that is based on a pro-ration for the number of days in the taxation year that are on or after Budget Day.

Foreign Affiliate Loans

Under the existing definition of “outstanding debts to specified non-residents” in subsection 18(5) of the Income Tax Act, the thin capitalization rules can, in some circumstances, apply to loans made to a Canadian-resident corporation from a controlled foreign affiliate of the corporation.

The Canadian tax system also contains rules that protect the tax base by preventing taxpayers from shifting passive income to low-tax jurisdictions. Under these rules, foreign accrual property income (FAPI), which includes certain interest income earned by controlled foreign affiliates of a taxpayer, is taxable in the hands of the taxpayer on an accrual basis.

The combination of these rules can result in double taxation where, for example, a particular Canadian-resident corporation that is owned by a widely held Canadian public company has borrowed money from its controlled foreign affiliate. In these circumstances the particular corporation may be prevented from deducting interest on the loan under the thin capitalization rules while at the same time the interest is taxable in its hands as FAPI.

Budget 2012 proposes to exclude interest expense of a Canadian-resident corporation from the application of the thin capitalization rules to the extent that a portion of that interest is taxable in the hands of the corporation in respect of the FAPI of a controlled foreign affiliate of the corporation.

This measure will apply to taxation years, of Canadian-resident corporations, that end on or after Budget Day.

Foreign Affiliate Dumping

The Government strongly supports cross-border trade and investment. However, it is important to ensure that cross-border investment is not used as a tool to erode the corporate tax base. The Advisory Panel on Canada’s System of International Taxation (the Advisory Panel) identified certain types of foreign affiliate “dumping” transactions as being abusive: such transactions reduce the Canadian tax base without providing any significant economic benefit to Canadians. The Advisory Panel recommended that a targeted measure be introduced to curtail these transactions while ensuring that bona fide business transactions are not affected.

Foreign affiliate dumping transactions often involve a Canadian subsidiary using borrowed funds to acquire shares of a foreign affiliate from its foreign parent corporation. These transactions are carried out in the expectation that interest paid by the Canadian subsidiary on such borrowed money is deductible in computing income for tax purposes while, at the same time, most dividends received by the Canadian subsidiary on the shares of the foreign affiliate are exempt from taxation, resulting in the erosion of the Canadian corporate tax base. The thin capitalization rules, including the amendments proposed in this Budget, do not provide adequate protection against these transactions.

The Government also has concerns with variations of these transactions, including, for example:

•

acquisitions of shares of a foreign affiliate that are made with internal funds of the Canadian subsidiary – such transactions provide a mechanism for foreign parent corporations to extract earnings from their Canadian subsidiaries free of Canadian dividend withholding tax;

•

acquisitions of newly-issued shares of a foreign affiliate, whether financed with internal or borrowed funds, where previously-issued shares of the foreign affiliate are owned by the foreign parent or another non-resident member of the same corporate group;

•	acquisitions of foreign affiliate shares from a foreign subsidiary of the foreign parent; and

•	acquisitions of foreign affiliate shares from an arm’s length party at the request of the foreign parent.

Although existing anti-avoidance rules in the Income Tax Act may apply in some cases to foreign affiliate dumping transactions, immediate action is being taken to discourage such transactions from being undertaken in the future.

Consistent with the Advisory Panel’s recommendation, Budget 2012 proposes to implement a measure that will curtail foreign affiliate dumping while at the same time preserving the ability of Canadian subsidiaries of foreign parents to undertake legitimate expansions of their Canadian-based businesses. This measure proposes that, where certain conditions are met, a dividend will be deemed to be paid by a Canadian subsidiary to its foreign parent to the extent of any non-share consideration given by the Canadian subsidiary for the acquisition of the shares of a foreign affiliate. Any deemed dividend will be subject to non-resident withholding tax, as reduced by any applicable tax treaty. It further proposes to disregard the paid-up capital of any shares of the Canadian subsidiary that are given as consideration. This measure effectively extends an existing cross-border surplus stripping rule to cover transactions involving foreign affiliates.

This measure will not apply to transactions that meet a “business purpose” test. The primary factors to consider in applying this test are non-tax factors that will be set out in the Income Tax Act and explained further in the accompanying explanatory notes. In general, the factors are intended to assist in determining whether it is reasonable to conclude that the investment in, and ownership of, the foreign affiliate belongs in the Canadian subsidiary more than in any other entity in the foreign parent’s group. If it is reasonable to so conclude, then this measure will not apply. The Government recognizes that distinguishing between foreign affiliate dumping transactions and transactions that are undertaken with a view to the legitimate expansion of a Canadian-based business is not straightforward. Accordingly, to assist with the finalization of the legislation to implement this measure, the Government invites stakeholders to submit comments concerning the details of the proposed “business purpose” test, as set out in the Notice of Ways and Means Motion for this measure, before June 1, 2012.

This measure will apply to transactions that occur on or after Budget Day, other than transactions that occur before 2013 between parties that deal at arm’s length and that are obligated to complete the transaction pursuant to the terms of an agreement in writing between the parties that is entered into before Budget Day. A party will be considered not to be obligated to complete a transaction if the party may be excused from completing the transaction as a result of amendments to the Income Tax Act.

As indicated above, the Government’s intention is to curtail foreign affiliate dumping. The Government will monitor developments in this area to determine whether further action is warranted.

Base Erosion Rules – Canadian Banks

Budget 2012 proposes that amendments be made to the so-called “base erosion” rules in the Income Tax Act’s foreign accrual property income regime. Amendments will be developed to alleviate the tax cost to Canadian banks of using excess liquidity of their foreign affiliates in their Canadian operations. Amendments will also be developed to ensure that certain securities transactions undertaken in the course of a bank’s business of facilitating trades for arm’s length customers are not inappropriately caught by the base erosion rules.

These amendments will be developed in conjunction with industry representatives and will include appropriate safeguards to ensure the Canadian tax base is adequately protected.

Overseas Employment Tax Credit

Employees who are residents of Canada and who qualify for the Overseas Employment Tax Credit (OETC) are entitled to a tax credit equal to the federal income tax otherwise payable (calculated using the employee’s average tax rate) on 80 per cent of their qualifying foreign employment income, up to a maximum foreign employment income of $100,000. The OETC is deductible in determining the employee’s tax payable.

Generally, the OETC is available where:

•	the employee is employed outside Canada for a period of more than six consecutive months by a person resident in Canada (or a foreign affiliate of such a person); and

•

the employee’s foreign employment income is derived from employment in connection with the exploration for or exploitation of certain natural resources, activities performed under a contract with the United Nations, or construction, installation, engineering or agricultural activities.

The OETC was originally introduced in Budget 1979 (as a deduction in computing income) as a targeted measure to maintain the competitiveness of Canadian firms in certain sectors in bidding for overseas contracts. At the time, the tax legislation of many of Canada’s foreign competitors provided some degree of similar tax relief. The environment in which the OETC operates has changed significantly since then. In particular, the Government has implemented substantial, broad-based tax reductions that support investment and growth in all sectors of the economy and most of Canada’s foreign competitors (for example, the United States, United Kingdom and France) do not have analogous tax preferences. In addition, recent court decisions have expanded the application of the OETC beyond its original intent.

Budget 2012 proposes to phase out the OETC over four taxation years, beginning with the 2013 taxation year. During the phase-out period, the factor (currently 80 per cent) applied to an employee’s qualifying foreign employment income in determining the employee’s OETC will be reduced to 60 per cent for the 2013 taxation year, 40 per cent for the 2014 taxation year and 20 per cent for the 2015 taxation year. The OETC will be eliminated for the 2016 and subsequent taxation years.

These phase-out rules will not apply with respect to qualifying foreign employment income earned by an employee in connection with a project or activity to which the employee’s employer had committed in writing before Budget Day. For example, if an employer has tendered an irrevocable bid in writing for a project before Budget Day, the employer will be considered to have committed in writing to the project irrespective of whether the bid has been accepted before Budget Day. In such instances, the factor applied to an employee’s qualifying foreign employment income in determining the employee’s OETC will remain at 80 per cent for the 2013, 2014 and 2015 taxation years. The OETC will be eliminated for the 2016 and subsequent taxation years.

SALES AND EXCISE TAX MEASURES

GST/HST Health Measures

Basic health care services are treated as exempt from the Goods and Services Tax/Harmonized Sales Tax (GST/HST). Exempt treatment means that suppliers of exempt health care services do not charge GST/HST to patients, but they cannot claim input tax credits to recover the GST/HST paid on inputs in relation to these supplies. In addition, certain medical devices, prescription drugs and certain other drugs used to treat life-threatening conditions are zero-rated. Zero-rating means that suppliers do not charge purchasers GST/HST on these medical devices and drugs and are entitled to claim input tax credits to recover the GST/HST paid on inputs in relation to these supplies.

Budget 2012 proposes to improve the application of the GST/HST to a number of health care services, drugs and medical devices to reflect the evolving nature of the health care sector.

Pharmacists’ Services

Pharmacists’ professional practice has traditionally been limited to performing the services of dispensing prescription drugs. To ensure that no tax applies to prescription drugs, pharmacists’ drug dispensing services and prescription drugs have both been zero-rated since the inception of the GST.

A number of provincial governments have recently expanded the health care services that pharmacists are authorized to perform in the course of their professional practice beyond those of dispensing drugs. Examples of non-dispensing health care services that pharmacists are authorized to provide in certain provinces include:

•	ordering and interpreting lab tests (e.g., to determine if a medication is creating an adverse reaction);

•	administering medications and vaccinations (e.g., administering flu vaccines);

•	changing drug dosages; and

•	prescribing drugs for minor ailments.

Budget 2012 proposes to exempt from the GST/HST services rendered by pharmacists within a pharmacist-patient relationship for the promotion of the patient’s health or for the prevention or treatment of a disease, disorder or dysfunction of the patient. The proposal will result in an exemption for the non-dispensing health care services that pharmacists are authorized to provide in the course of their professional practice. Pharmacists’ services of dispensing prescription drugs will continue to be zero-rated.

Under the current rules, a prescribed list of diagnostic health care services, such as blood tests, are exempt when ordered by certain health care professionals, such as physicians or registered nurses. Budget 2012 proposes to expand the exemption for these diagnostic services to include those ordered by pharmacists when the pharmacists are authorized to issue such orders under the laws of a province.

These measures will apply to supplies made after Budget Day.

Corrective Eyewear

Under the GST/HST, corrective eyewear that is supplied on the written order of an eye care professional authorized by provincial law to prescribe eyeglasses or contact lenses is zero-rated.

Under recent provincial law changes, opticians have been authorized in certain circumstances to conduct vision assessments and produce records of the assessment that authorize dispensing of corrective eyewear. Budget 2012 proposes to zero-rate corrective eyeglasses or contact lenses supplied under the authority of an assessment record produced by a person who is entitled under the laws of the province in which the person practices to produce the record authorizing dispensing of corrective eyewear.

This measure will apply to supplies made after Budget Day and to supplies made on or before that day if GST/HST was not charged, collected or remitted in respect of the supply.

Medical and Assistive Devices

Medical and assistive devices that are specially-designed to assist an individual in coping with a chronic disease or illness or a physical disability are zero-rated under the GST/HST. The medical devices eligible for zero-rating are listed in the GST/HST legislation.

Blood Coagulation Monitoring Devices

Included in the list of zero-rated medical and assistive devices are certain monitoring or metering devices (e.g., blood-sugar monitoring or metering devices and associated test strips and reagents that assist individuals in determining their appropriate dosage of insulin).

Budget 2012 proposes to add blood coagulation monitoring or metering devices and associated test strips and reagents to the zero-rated medical device list. These devices are specially-designed for use by individuals requiring blood coagulation monitoring or metering, for example to determine appropriate levels of medications that alter their rate of blood coagulation to prevent strokes caused by blood clots.

This measure will apply to supplies made after Budget Day.

Medical and Assistive Devices Supplied on Written Order

In the case of certain medical and assistive devices, the devices are eligible for zero-rating only when supplied on the written order of a medical practitioner. This requirement is intended to ensure that tax relief is specifically targeted to individuals with a chronic disease or illness or a physical disability.

Registered nurses, occupational therapists and physiotherapists do not qualify as medical practitioners for purposes of these rules. However, they are increasingly involved in assessing when medical and assistive devices are needed. Accordingly, Budget 2012 proposes to zero-rate supplies of the devices, that currently qualify for zero-rating only when supplied on the written order of a medical practitioner, when supplied on the written order of a registered nurse, occupational therapist or physiotherapist as part of their professional practice.

This measure will apply to supplies made after Budget Day.

Drugs

Under the GST/HST, prescription drugs and a list of non-prescription drugs that are used to treat life-threatening diseases are zero-rated.

Budget 2012 proposes to add the drug “Isosorbide-5-mononitrate” to the list of zero-rated non-prescription drugs. This drug is similar in chemical composition and effect to the currently listed drug “Isosorbide dinitrate” and both are used to treat congestive heart failure.

This measure will apply to supplies made after Budget Day and to supplies made on or before that day if GST/HST was not charged, collected or remitted in respect of the supply.

GST Rebate for Books to be Given Away for Free by Prescribed Literacy Organizations

To promote literacy, a rebate of the GST (and the federal portion of the HST) is provided for printed books (including audio recordings of printed books and printed versions of religious scriptures) acquired by public libraries, educational institutions, as well as charities and qualifying non-profit organizations prescribed by regulation and whose primary purpose is the promotion of literacy. Currently, the rebate does not apply to tax paid on printed books purchased to be sold or given away.

Budget 2012 proposes to allow charity and qualifying non-profit literacy organizations prescribed by regulation to claim a rebate of the GST (and the federal portion of the HST) they pay to acquire printed books to be given away. This change will allow literacy organizations, if prescribed by regulation, to claim a rebate of tax paid on printed books that are, for example, purchased to be given to children from low income households who might not otherwise be able to afford them. Information on the process for charity and qualifying non-profit literacy organizations to apply to be prescribed by regulation for this purpose is available from the Canada Revenue Agency.

This measure will apply to acquisitions and importations of printed books in respect of which tax becomes payable after Budget Day.

Doubling GST/HST Streamlined Accounting Thresholds

Most small businesses and most public service bodies (PSBs) can elect to use the Quick or Special Quick Method of accounting respectively to determine the amount of GST/HST to remit. These methods are intended to simplify GST/HST compliance. Under these methods, taxpayers multiply eligible GST/HST-included sales by a specified remittance rate and remit that amount to the Canada Revenue Agency in lieu of tracking GST/HST paid on purchases and GST/HST collected on sales. Generally, small businesses may elect to use the Quick Method if their annual taxable sales (including those of their associates) do not exceed $200,000 (GST/HST-included). Under the Special Quick Method that PSBs can generally elect to use, no sales threshold restriction applies.

Most small businesses and most small PSBs can also elect to use the Streamlined Input Tax Credit Method, which provides a simplified process for determining input tax credits (ITCs). The Streamlined Input Tax Credit Method is generally available to a business or a PSB with annual taxable sales (including the sales of associates) not exceeding $500,000 and annual taxable purchases (excluding zero-rated purchases) not exceeding $2 million.

Under this method, rather than tracking the actual GST/HST paid on eligible business purchases in order to determine the ITCs they can claim, businesses (or PSBs) can calculate their ITCs based on a portion of their eligible total business purchases subject to tax, including the amounts of GST, HST and non-refundable provincial sales tax paid or payable (referred to as tax-included business purchases). The portion, or tax factor, used to calculate ITC entitlements is based on the tax rate applicable to the purchases. For instance, where all purchases were subject to only the 5-per-cent GST, the business (or PSB) would multiply the sum of their tax-included business purchases by a “5/105” tax factor. The result of that calculation would be the amount of ITCs the business (or PSB) can claim. For purchases made in HST provinces, the current tax factors are: 12/112 for British Columbia, 13/113 for Ontario, New Brunswick and Newfoundland and Labrador, and 15/115 for Nova Scotia. As well, most PSBs that fall under the same thresholds may use the Prescribed Method for Calculating Rebates, a similar simplified method for calculating their PSB rebate entitlement.

To further simplify GST/HST compliance for small businesses and PSBs, and in support of the objectives of the Red Tape Reduction Commission’s report presented to the Government on January 18, 2012, Budget 2012 proposes to double the existing streamlined accounting thresholds. Specifically:

•	the annual taxable sales threshold at or below which eligible businesses can elect to use the Quick Method will increase to $400,000 (from $200,000) of GST/HST-included taxable sales; and

•

the annual taxable sales and taxable purchases thresholds at or below which eligible businesses or PSBs can elect to use the Streamlined Input Tax Credit Method and eligible PSBs can elect to use the Prescribed Method for Calculating Rebates will increase:

–	to $1,000,000 (from $500,000) of taxable sales, and

–	to $4,000,000 (from $2,000,000) of taxable purchases.

This measure will be effective in respect of a GST/HST reporting period of a person (or a claim period of a person, in the case of the Prescribed Method for Calculating Rebates) beginning after 2012.

Tax Relief for Foreign-Based Rental Vehicles Temporarily Imported by Canadian Residents

Currently, rental vehicles that are registered in another country (foreign-based rental vehicles) and temporarily imported by Canadian residents are generally subject to full taxes at the border (i.e., the GST on the full value of the vehicle, the Green Levy and the automobile air conditioner tax apply). Such importations were, until recently, also prohibited under federal vehicle safety rules unless it could be shown that the vehicle in question satisfied all Canadian standards. Generally, no taxes or similar restrictions apply to foreign-based rental vehicles temporarily imported by foreign residents visiting Canada.

As part of the Federal Tourism Strategy, the Government committed to review existing restrictions that make it difficult for Canadian residents to drive foreign-based rental vehicles into Canada and consider how these restrictions can be eased. Federal vehicle safety rules were amended in Bill C-13, Keeping Canada’s Economy and Jobs Growing Act, which came into force on December 15, 2011, to generally enable the temporary importation of these rental vehicles for a period not exceeding 30 days.

Following a review of existing tax provisions, Budget 2012 proposes changes to the tax treatment of rental vehicles temporarily imported by Canadian residents. Specifically, Budget 2012 proposes to:

•	fully relieve GST/HST on foreign-based rental vehicles temporarily imported by Canadian residents who have been outside Canada for at least 48 hours;

•	levy GST/HST on a partial basis, as described below, on foreign-based rental vehicles temporarily imported by Canadian residents who have not been outside Canada for at least 48 hours; and

•	fully relieve the Green Levy and the automobile air conditioner tax on all foreign-based rental vehicles temporarily imported by Canadian residents.

In the case of a Canadian resident who has been outside Canada for less than 48 hours and who temporarily imports a foreign-based rental vehicle, the GST/HST will be levied on fixed monetary values, intended to approximate the average cost of a weekly rental of the same type of vehicle in Canada, for each week or part of a week that the vehicle is in Canada. These weekly fixed monetary values will be set out in regulations and will generally be as follows:

•	$200 for cars;

•	$300 for pickup trucks, sport utility vehicles and vans; and

•	$1,000 for recreational vehicles, such as motor homes.

Where GST/HST applies on these rental vehicles, the GST/HST rate applicable will be that of the province where the vehicle enters Canada. For example, travellers who enter Canada at Windsor, Ontario would pay the Ontario HST rate of 13 per cent at the time of entry.

This reduced tax treatment will apply only to foreign-based rental vehicles temporarily imported for a period not exceeding 30 days, which is consistent with the revised federal vehicle safety rules that now permit the temporary importation of these vehicles for a period not exceeding 30 days.

This measure will apply to foreign-based rental vehicles temporarily imported by Canadian residents on or after June 1, 2012.

Consistent Application of the Green Levy on Fuel-Inefficient Vehicles

The Green Levy applies on certain fuel-inefficient vehicles, in accordance with the vehicle’s fuel efficiency rating. The Green Levy applies to automobiles that have a weighted average (i.e., 55 per cent city/45 per cent highway) fuel consumption rating of 13 or more litres per 100 kilometres, as determined in accordance with information published by the Government of Canada under the EnerGuide mark.

On February 17, 2012, the Minister of Natural Resources announced that Canada will change the vehicle fuel consumption testing requirements to better align with those in the United States.

To ensure that this change does not affect the application of the Green Levy, Budget 2012 proposes that the Excise Tax Act be amended so that the weighted average fuel consumption rating for the purposes of the Green Levy continues to be determined by reference to the current test method. The necessary legislative amendments will apply on Royal Assent to the enacting legislation.

OTHER TAX MEASURES

Gifts to Foreign Charitable Organizations

In general, donations made by Canadians to foreign charities are not eligible for the Charitable Donations Tax Credit or Deduction. However, a foreign charitable organization that receives a gift from the Government of Canada may register as a qualified donee under the Income Tax Act. As a qualified donee, a foreign charitable organization may issue an official donation receipt for a gift received from a Canadian donor, entitling the donor to a credit or deduction in computing Canadian income or tax. A Canadian registered charity may also make a gift to a foreign charitable organization that is a qualified donee.

Budget 2012 proposes to modify the rules for registering certain foreign charitable organizations as qualified donees. Foreign charitable organizations that receive a gift from the Government may apply for qualified donee status if they pursue activities:

•	related to disaster relief or urgent humanitarian aid; or

•	in the national interest of Canada.

After consultation with the Minister of Finance, the Minister of National Revenue will have the discretionary power to grant qualified donee status to a foreign charitable organization that meets these criteria. Qualified donee status will be made public, and will be granted for a 24-month period that begins on the date chosen by the Minister of National Revenue, which normally would be no later than the date of the gift from the Government.

Granting qualified donee status in these situations will ensure that Canadians receive tax relief for donations made to approved foreign charitable organizations that carry out activities of significance to, and in the interest of, the Canadian public. The Canada Revenue Agency will develop guidance regarding the administration of this measure.

Foreign charitable organizations that have received qualified donee status under the existing rules will continue to be qualified donees until the expiration of the period of their current status.

This measure will apply to applications made by foreign charitable organizations on or after the later of January 1, 2013 and Royal Assent to the enacting legislation.

Charities – Enhancing Transparency and Accountability

Under the Income Tax Act, registered charities are required to operate exclusively for charitable purposes and to devote their resources exclusively to charitable activities. Charitable purposes include the relief of poverty, the advancement of education or religion and certain other purposes as recognized by the courts.

A charity is, however, allowed to engage in political activity as long as the activities represent a limited portion of its resources, are non-partisan and are ancillary and incidental to its charitable purposes and activities.

Concerns have been raised that some charities may be exceeding these limitations and that there is currently no requirement for a charity to disclose the extent to which it receives funding from foreign sources for political activities.

To support the administrative measures proposed in this Budget to enhance compliance and increase disclosure by charities regarding political activities, Budget 2012 also proposes to provide additional enforcement tools to the Canada Revenue Agency (CRA). These measures will also apply to registered Canadian amateur athletic associations.

These measures will apply on Royal Assent to the enacting legislation.

Intermediate Sanctions

Where a charity does not comply with its obligations under the Income Tax Act, the CRA generally takes a graduated approach to addressing non-compliance. First, the CRA works with the charity and provides it with an opportunity to comply voluntarily. If compliance issues become more serious, the CRA may apply intermediate sanctions, such as monetary penalties or a one-year suspension of the charity’s tax-receipting privileges. The CRA may also revoke the registration of a charity. Intermediate sanctions are not, however, currently available in the context of political activities.

Budget 2012 proposes to grant to the CRA the authority to suspend for one year the tax-receipting privileges of a charity that exceeds the limitations on political activities. Further, to ensure that charities are accurately reporting in respect of all the activities in which they engage, the CRA will be granted the authority to suspend the tax-receipting privileges of a charity that provides inaccurate or incomplete information in its annual information return until the charity provides the required information.

Funding of Political Activities

Where a charity makes a gift to another qualified donee, the Income Tax Act currently treats the amount of the gift to have been devoted to its charitable purposes and activities, even if the gift is earmarked for political activities. This treatment allows a charity to indirectly pursue political activities beyond what would be permitted if it engaged in those activities directly.

Budget 2012 proposes that, where a gift is made by a charity and it can reasonably be considered that a purpose of the gift is to support the political activities of a qualified donee, the gift will be considered to be an expenditure made by the charity on political activities.

Tax Shelter Administrative Changes

The registration of tax shelters and the reporting requirements imposed on tax shelter promoters are important tools that assist the Canada Revenue Agency (CRA) in identifying, investigating and challenging abusive tax planning arrangements. Budget 2012 proposes to encourage tax shelter registration and reporting by:

•	modifying the calculation of the penalty applicable to a promoter when a person participates in an unregistered charitable donation tax shelter;

•	introducing a new penalty for a promoter who fails to meet their reporting obligations with respect to annual information returns; and

•	limiting the period for which a tax shelter identification number is valid to one calendar year.

Charitable Donation Tax Shelters

The Income Tax Act imposes a penalty on any person (normally the tax shelter promoter) who sells an interest in, or accepts consideration in respect of, a tax shelter that is not registered with the CRA, or who files false information in an application to register a tax shelter. Where this penalty applies, a participant in the tax shelter cannot make any related claim or deduction until the tax shelter is registered and the penalty is paid.

Currently, the penalty is the greater of $500 and 25 per cent of the consideration received or receivable in respect of the tax shelter. For example, if a participant were to pay $12,000 to acquire from a promoter a property that is an unregistered tax shelter, the penalty to the promoter would equal $3,000. This penalty is intended to encourage compliance by making a promoter liable for a significant proportion of the tax savings that the promoter asserts are available to participants in the tax shelter.

In the context of some charitable donation tax shelters, the cost to participants of the property acquired is relatively small in relation to the tax savings that the promoter asserts are available to participants. In these cases, the penalty may be less effective in encouraging compliance by the promoter.

Budget 2012 therefore proposes that, in the case of a charitable donation tax shelter, this penalty be the greater of the amount determined under the existing rules and 25 per cent of the amount asserted by the promoter to be the value of property that participants in the tax shelter can transfer to a donee.

This measure will generally apply on Royal Assent to the enacting legislation.

Unreported Tax Shelter Sales

A promoter who accepts consideration, or acts as a principal or agent, in respect of a tax shelter is required to file an annual information return, which must include the amount paid by each participant who has acquired an interest in the tax shelter. The penalty for not filing this return on time is the greater of $100 and $25 multiplied by the number of days that the return is outstanding, to a maximum of $2,500. Since one of the primary purposes of the tax shelter registration system is to provide timely and accurate information regarding tax shelters to the CRA, there is a need for a stronger incentive for promoters to provide the required information.

Budget 2012 proposes that an additional penalty be imposed if a promoter fails to either:

•	file an annual information return in response to a demand by the CRA to file the return; or

•	report in the return an amount paid by a participant in respect of the tax shelter.

The new penalty will equal 25 per cent of the consideration received or receivable by a promoter in respect of all interests in the tax shelter that should have been, but were not, reported in an annual information return, or, in the case of a charitable donation tax shelter for which amounts paid by the participants are not reported, the greater of 25 per cent of the consideration received or receivable by the promoter and the amount asserted by the promoter to be the value of the property that those participants can transfer to a donee.

This measure will apply:

•	in the case of the failure to file an annual information return, to demands to file made by the CRA after Royal Assent to the enacting legislation; and

•	in the case of the failure to report in an annual information return an amount paid by a participant, to returns filed after Royal Assent to the enacting legislation.

Tax Shelter Identification Numbers

A tax shelter identification number does not have an expiration date, meaning that a promoter may market for an indefinite period a tax shelter for which an identification number has been issued. As a result, when an annual information return in respect of a tax shelter has not been filed, the CRA may need to allocate resources to determine whether the return has not been filed because the promoter is not complying with their filing obligations, or because no interests in the tax shelter were sold in the year.

Budget 2012 proposes that a tax shelter identification number be valid only for the calendar year identified in the application for the number filed with the CRA.

This measure will apply to applications made on or after Budget Day. Tax shelter identification numbers issued as a result of applications made before Budget Day will be valid until the end of 2013.

Aboriginal Tax Policy

Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides revenues for important public services and investments. Therefore, the Government of Canada supports initiatives that encourage the exercise of direct taxation powers by Aboriginal governments.

To date, the Government of Canada has entered into 33 sales tax arrangements under which Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands. In addition, 12 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The Government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.

The Government of Canada also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and has enacted legislation to facilitate such arrangements.

CUSTOMS TARIFF MEASURES

Trade Measures to Support the Energy Industry

Budget 2012 proposes tariff relief to support the energy industry. In keeping with the Government’s commitment to make Canada a tariff-free zone for industrial manufacturers, Budget 2012 will eliminate the 5 percent Most-Favoured-Nation (MFN) rate of duty on certain imported oils used as production inputs in gas and oil refining as well as electricity production. Eliminating these duties will improve the competitiveness of certain manufacturers of goods such as gasoline, diesel, electricity and jet fuel.

This tariff elimination will be given effect by amendments to the Customs Tariff and will be effective in respect of goods imported on or after March 30, 2012.

Travellers’ Exemptions

Under existing provisions in the Customs Tariff, Canadian travellers may qualify for an exemption which allows returning residents to bring back goods valued up to a specified dollar limit without having to pay duties or taxes, including customs duty, GST/HST and federal excise levies. Further, the provinces generally provide a matching exemption from provincial sales and product taxes.

Budget 2012 proposes to increase the travellers’ exemption to $200 from $50 for returning Canadian residents who are out of the country for 24 hours or more. Budget 2012 similarly proposes to increase exemption levels for travellers who are out of the country for 48 hours or more to $800. This new threshold will replace the current 48-hour exemption of $400 and the current 7-day exemption of $750.

There will continue to be no duty or tax exemptions for absences of less than 24 hours. Volume and quantity limits on alcohol and tobacco products also remain unchanged.

The new exemption levels, to be given effect by amendments to the Customs Tariff, will be effective in respect of travellers returning to Canada on or after June 1, 2012.

PREVIOUSLY ANNOUNCED MEASURES

Budget 2012 confirms the Government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

•	Legislative proposals released on July 16, 2010 relating to income tax technical and bijuralism amendments;

•	Legislative proposals released on August 27, 2010 (including measures announced in the March 4, 2010 Budget and those relating to foreign affiliates);

•	Legislative proposals released on November 5, 2010 relating to income tax technical amendments;

•	Legislative proposals released on December 16, 2010 relating to real estate investment trusts;

•	Proposed changes to certain GST/HST rules relating to financial institutions released on January 28, 2011;

•

Legislative proposals released on March 16, 2011 relating to the deductibility of contingent amounts, withholding tax on interest paid to certain non-residents, and the tax treatment of certain life insurance corporation reserves;

•	Measures announced on July 20, 2011 relating to specified investment flow-through entities, real estate investment trusts and publicly traded corporations;

•	Legislative proposals released on August 19, 2011 relating to foreign affiliates;

•	Legislative proposals released on October 31, 2011 relating to income tax and sales and excise tax technical amendments;

•	Measures announced on November 10, 2011 relating to improving the caseload management of the Tax Court of Canada;

•	Income tax and GST/HST amendments to accommodate the introduction of Pooled Registered Pension Plans (including legislative proposals released on December 14, 2011);

•	Automobile expense amounts for 2012 announced on December 29, 2011; and

•	Measures announced on February 17, 2012 relating to transitional rules for the elimination of the Harmonized Sales Tax in British Columbia.

Budget 2012 also reaffirms the Government’s commitment to move forward as required with technical amendments to improve the operation of the tax system.

Tax Measures:

Notices of Ways and

Means Motions

NOTICE OF WAYS AND MEANS MOTION

TO AMEND THE INCOME TAX ACT

That it is expedient to amend the Income Tax Act to provide among other things:

Registered Disability Savings Plans

(1) That the provisions of the Act relating to registered disability savings plans be modified in accordance with the proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Mineral Exploration Tax Credit for Flow-Through Share Investors

(2) That, for expenses renounced under a flow-through share agreement entered into after March 2012,

(a) paragraph (a) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced with the following:

(a) that is a Canadian exploration expense incurred by a corporation after March 2012 and before 2014 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2014) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition “mineral resource” in subsection 248(1),

and

(b) paragraphs (c) and (d) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced with the following:

(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2012 and before April 2013, and

(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2012 and before April 2013.

Eligible Dividends – Split-Dividend Designation and Late Designation

(3) That, for dividends paid on or after Budget Day, the Act be amended by

(a) replacing paragraph (a) of the definition “eligible dividend” in subsection 89(1) with the following:

(a) the amount that is equal to the portion of a taxable dividend that is received by a person resident in Canada, paid after 2005 by a corporation resident in Canada and designated, as provided under subsection (14), to be an eligible dividend, and

(b) replacing subsection 89(14) with the following:

Dividend designation

(14) A corporation designates a particular portion of a dividend it pays at any time to be an eligible dividend by notifying in writing at that time each person or partnership to whom it pays all or any part of the dividend that the particular portion of the dividend is an eligible dividend.

and

(c) adding the following after subsection 89(14):

Late designation

(14.1) Where, in the opinion of the Minister, the circumstances of a case are such that it would be just and equitable to permit a designation under subsection (14) to be made before the day that is three years after the day on which the designation was required to be made under that subsection, the designation is deemed to have been made on the day the designation was required to be made.

Group Sickness or Accident Insurance Plans

(4) That, for the 2013 taxation year, subsection 6(1) of the Act be amended by adding the following after paragraph (e):

(e.1) the total of

(i) all amounts (or the portions of those amounts) contributed by the taxpayer’s employer on or after Budget Day and before 2013 that are attributable to the taxpayer’s coverage after 2012 under a group sickness or accident insurance plan, except to the extent that the contributions (or portions of those contributions) are attributable to benefits under the plan that, if received by the taxpayer, would be included in the taxpayer’s income under paragraph (f) in the year the benefits are received if that paragraph were read without regard to its subparagraph (v), and

(ii) all amounts contributed in 2013 in respect of the taxpayer by the taxpayer’s employer to a group sickness or accident insurance plan, except to the extent that the contributions are attributable to benefits under the plan that, if received by the taxpayer, would be included in the taxpayer’s income under paragraph (f) in the year the benefits are received if that paragraph were read without regard to its subparagraph (v).

(5) That, for the 2014 and subsequent taxation years, paragraph 6(1)(e.1) of the Act be replaced with the following:

(e.1) the total of all amounts contributed in the year in respect of the taxpayer by the taxpayer’s employer to a group sickness or accident insurance plan, except to the extent that the contributions are attributable to benefits under the plan that, if received by the taxpayer, would be included in the taxpayer’s income under paragraph (f) in the year the benefits are received if that paragraph were read without regard to its subparagraph (v).

Retirement Compensation Arrangements

(6) That, in respect of retirement compensation arrangements, the Act be amended by adding

(a) definitions “advantage”, “prohibited investment”, “significant interest” and “swap transaction”, similar to the existing definitions in Part XI.01 of the Act, with such modifications as the circumstances require;

(b) a definition “RCA strip”, similar to the existing definition “RRSP strip” in Part XI.01 of the Act, with such modifications as the circumstances require; and

(c) a definition “specified beneficiary” that refers to an individual who has an interest or right in respect of a retirement compensation arrangement and who has a significant interest in an employer in respect of the arrangement.

(7) That the Act be amended to require a custodian of a retirement compensation arrangement to pay a tax equal to 50 per cent of the fair market value of a prohibited investment acquired or held by the arrangement, similar to the existing tax in section 207.04 of the Act, with such modifications as the circumstances require.

(8) That the Act be amended to require a custodian of a retirement compensation arrangement to pay a tax equal to the fair market value of any advantage obtained by a specified beneficiary of the arrangement or a person who does not deal at arm’s length with the specified beneficiary, similar to the existing tax in section 207.05 of the Act, with such modifications as the circumstances require.

(9) That the Act be amended to provide that a specified beneficiary of a retirement compensation arrangement that participates in acquiring or holding a prohibited investment, or in extending an advantage, in respect of the arrangement be jointly and severally, or solidarily, liable, to the extent of their participation, for the tax payable in relation to the prohibited investment or the advantage.

(10) That,

(a) subject to subparagraphs (b) and (c), paragraphs (6) and (9) apply on and after Budget Day;

(b) paragraph (7) apply in respect of investments acquired, or that become prohibited investments, on or after Budget Day; and

(c) paragraph (8) apply to advantages extended, received or receivable on or after Budget Day, other than an advantage that relates to property acquired, or transactions occurring, before Budget Day

(i) if the advantage is obtained by a specified beneficiary of the retirement compensation arrangement (or a person who does not deal at arm’s length with the specified beneficiary) and the amount of the advantage is included in computing the income of the specified beneficiary, or

(ii) if the advantage is obtained by a retirement compensation arrangement and the amount of the advantage is distributed from the arrangement and included in computing the income of a beneficiary or an employer in respect of the arrangement.

(11) That, in respect of refundable tax on contributions made to a retirement compensation arrangement on or after Budget Day, section 207.5 of the Act be amended so that the election in subsection 207.5(2) is available only in circumstances where

(a) a decline in value of property of the retirement compensation arrangement is not reasonably attributable to a prohibited investment or an advantage, or

(b) the Minister of National Revenue is satisfied that it is just and equitable to accept the election having regard to all the circumstances (including the extent to which tax has been paid under another provision of the Act).

Employees Profit Sharing Plans

(12) That, for the 2012 and subsequent taxation years, subsection 8(1) of the Act be amended by adding the following after paragraph (0.1):

(0.2) an amount that is an excess EPSP amount (as defined in subsection 207.8(1)) of the taxpayer for the year, except to the extent that the taxpayer’s tax for the year under subsection 207.8(2) in respect of the excess EPSP amount is waived or cancelled.

(13) That, in respect of payments made on or after Budget Day to a trust governed by an employees profit sharing plan, the Act be amended by adding the following after Part XI.3:

Part XI.4 – Tax on Excess EPSP Amounts

Excess EPSP amount

207.8(1) In this Part, “excess EPSP amount”, of a specified employee for a taxation year in respect of an employer, means the amount determined by the formula

A – (20% x B)

where

A	is the portion of the total of all amounts paid by the employer of the specified employee (or by a corporation with which the employer does not deal at arm’s length) to a trust governed by an employees profit sharing plan that is allocated for the year to the specified employee; and

B	is the specified employee’s total income for the year from employment with the employer computed without reference to paragraph 6(1)(d) and sections 7 and 8.

Tax payable

(2) If a specified employee has an excess EPSP amount for a taxation year, the specified employee shall pay, for the year, a tax equal to the amount determined by the formula

(A+B) x C

where

A is 29%;

B is

(i) if the specified employee is resident in the Province of Quebec at the end of the year, 0%,

(ii) if the specified employee is resident in a province other than Quebec at the end of the year, the highest provincial personal income tax rate that applies for the year to a resident of the province, or

(iii) in any other case, 14%; and

C is the total of all excess EPSP amounts of the specified employee for the year.

Waiver or cancellation

(3) If a specified employee would otherwise be liable to pay a tax under subsection (2), the Minister may waive or cancel all or part of the liability if the Minister considers it just and equitable to do so having regard to all the circumstances.

(14) That paragraphs (12) and (13) not apply in respect of payments made before 2013 to a trust governed by an employees profit sharing plan pursuant to a legal obligation arising under a written agreement or arrangement entered into before Budget Day.

Salary of the Governor General of Canada

(15) That, for the 2013 and subsequent taxation years, paragraph 81(1)(n) of the Act be replaced with the following:

(n) income from the office of Governor General of Canada, other than salary under the Governor General’s Act.

Life Insurance Policy Exemption Test

(16) That the provisions of the Act, and the Income Tax Regulations, with respect to life insurance policies be modified in accordance with the proposals related to the life insurance policy exemption test described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Corporate Mineral Exploration and Development Tax Credit

(17) That, for expenditures incurred on or after Budget Day, subsection 127(9) of the Act be amended by

(a) replacing paragraph (a.3) of the definition “investment tax credit” with the following:

(a.3) where the taxpayer is a taxable Canadian corporation, the total of

(i) the specified percentage of the taxpayer’s pre-production mining expenditure described in subparagraph (a)(i) of the definition “pre-production mining expenditure”, and

(ii) the specified percentage of the taxpayer’s pre-production mining expenditure described in subparagraph (a)(ii) of the definition “pre-production mining expenditure”,

(b) replacing paragraph (a) of the definition “pre-production mining expenditure” with the following:

(a) would be an expense

(i) described in paragraph (f) of the definition “Canadian exploration expense” in subsection 66.1(6) if the expression “mineral resource” in that paragraph were defined to mean a mineral deposit from which the principal mineral to be extracted is diamond, a base or precious metal deposit, or a mineral deposit from which the principal mineral to be extracted is an industrial mineral that, when refined, results in a base or precious metal, or

(ii) described in paragraph (g), and not described in paragraph (f), of the definition “Canadian exploration expense” in subsection 66.1(6) if the expression “mineral resource” in that paragraph were defined to mean a mineral deposit from which the principal mineral to be extracted is diamond, a base or precious metal deposit, or a mineral deposit from which the principal mineral to be extracted is an industrial mineral that, when refined, results in a base or precious metal, and

and

(c) deleting “and” at the end of paragraph (i) and by replacing paragraph (j) of the definition “specified percentage” with the following:

(j) in respect of a pre-production mining expenditure of the taxpayer described in subparagraph (a)(i) of the definition “pre-production mining expenditure” that is incurred

(i) before 2013, 10%,

(ii) in 2013, 5%, and

(iii) after 2013, 0%, and

(k) in respect of a pre-production mining expenditure of the taxpayer described in subparagraph (a)(ii) of the definition “pre-production mining expenditure” that is incurred

(i) before 2014, 10%,

(ii) after 2013 and before 2016, 10% if the expenditure is incurred

(A) under a written agreement entered into by the taxpayer before Budget Day, or

(B) as part of the development of a new mine and

(I) the construction of the mine was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose construction does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities), or

(II) the engineering and design work for the construction of the mine, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose engineering and design work does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities), and

(iii) in any other case,

(A) in 2014, 7%,

(B) in 2015, 4%, and

(C) after 2015, 0%.

Atlantic Investment Tax Credit – Oil and Gas and Mining Activities

(18)	That, in respect of property acquired on or after Budget Day, subsection 127(9) of the Act be amended by

(a) replacing the portion of the definition “qualified property” before paragraph (a) with the following:

“qualified property”, of a taxpayer, means property (other than a qualified resource property) that is

(b) replacing subparagraphs (c)(iv) to (xiii) of the definition “qualified property” with the following:

(iv) storing grain, or

(v) harvesting peat,

(c) replacing the reference to “subparagraphs (c)(i) to (xiii)” in paragraph (d) of the definition “qualified property” with “subparagraphs (c)(i) to (v)”,

(d) adding the following after paragraph (a) of the definition “specified percentage”:

(a.1) in respect of a qualified resource property acquired by a taxpayer primarily for use in the Province of Nova Scotia, New Brunswick, Prince Edward Island or Newfoundland and Labrador, the Gaspé Peninsula or the prescribed offshore region and that is acquired

(i) on or after Budget Day and before 2014, 10%,

(ii) after 2013 and before 2017, 10% if the property

(A) is acquired by the taxpayer under a written agreement of purchase and sale entered into by the taxpayer before Budget Day, or

(B) is acquired as part of a project phase and

(I) the construction of the phase was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose construction does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities), or

(II) the engineering and design work for the construction of the phase, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose engineering and design work does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities), and

(iii) in any other case,

(A) in 2014 and 2015, 5%, and

(B) after 2015, 0%,

and

(e) adding the following definitions in alphabetical order:

“project phase” means a phase of a project of a taxpayer that is a discrete expansion in the extraction, processing or production capacity of the project beyond a capacity level that was attained before Budget Day and which expansion in capacity was the taxpayer’s demonstrated intention immediately before Budget Day;

“qualified resource property”, of a taxpayer, means property that is a prescribed building or prescribed machinery and equipment, that is acquired by the taxpayer on or after Budget Day, that has not been used, or acquired for use or lease, for any purpose whatever before it was acquired by the taxpayer and that is

(a) to be used by the taxpayer in Canada primarily for the purpose of any of the activities referred to in subparagraphs (c)(iv) to (xi) of the definition “qualified property” as that definition read immediately before Budget Day, or

(b) to be leased by the taxpayer to a lessee (other than a person exempt from tax under this Part because of section 149) that can reasonably be expected to use the property in Canada primarily for the purpose of any of the activities referred to in subparagraphs (c)(iv) to (xi) of the definition “qualified property” as that definition read immediately before Budget Day, but this paragraph does not apply to prescribed machinery and equipment unless use of the property by the first person to whom it was leased begins on or after Budget Day and

(i) the property is leased in the ordinary course of carrying on a business in Canada by a corporation whose principal business is leasing property, lending money, purchasing conditional sales contracts, accounts receivable, bills of sale, chattel mortgages or hypothecary claims on movables, bills of exchange or other obligations representing all or part of the sale price of merchandise or services, or any combination of these activities,

(ii) the property is manufactured and leased in the ordinary course of carrying on a business in Canada by a corporation whose principal business is manufacturing property that it sells or leases, or

(iii) the property is leased in the ordinary course of carrying on business in Canada by a corporation whose principal business is selling or servicing property of that type.

Atlantic Investment Tax Credit – Electricity Generation Equipment

(19)	That, in respect of property acquired on or after Budget Day,

(a) the definition “qualified property” in subsection 127(9) of the Act be amended by

(i) deleting “or” at the end of paragraph (a), by adding “or” at the end of paragraph (b) and by adding the following after paragraph (b):

(b.1) prescribed energy generation and conservation property acquired by the taxpayer on or after Budget Day,

and

(ii) replacing the portion of paragraph (c.1) before subparagraph (i) with the following:

(c.1) property (other than prescribed energy generation and conservation property) to be used by the taxpayer in Canada primarily for the purpose of producing or processing electrical energy or steam in a prescribed area, where

and

(b) that for the purposes of the definition “qualified property” in subsection 127(9) of the Act, prescribed energy generation and conservation property be depreciable property (other than property that is a prescribed building or prescribed machinery and equipment) of the taxpayer included in Class 43.1, 43.2 or 48 or in Class 17 because of subparagraph (a.1)(i) of that Class, of Schedule II to the Income Tax Regulations.

Scientific Research and Experimental Development Program

(20)	That,

(a) for taxation years that end after 2013, the reference to “20%” in paragraph (a.1) of the definition “investment tax credit” in subsection 127(9) of the Act be replaced with “15%”, except that for taxation years that include January 1, 2014, it shall be read as a reference to the percentage that is the total of

(i) 20% multiplied by the proportion that the number of days that are in the taxation year and before 2014 is of the number of days in the taxation year, and

(ii) 15% multiplied by the proportion that the number of days that are in the taxation year and after 2013 is of the number of days in the taxation year;

(b) for taxation years that end after 2013, the reference to “15%” in subsection 127(10.1) of the Act be replaced with “20%”, except that for taxation years that include January 1, 2014, it shall be read as a reference to the percentage that is the total of

(i) 15% multiplied by the proportion that the number of days that are in the taxation year and before 2014 is of the number of days in the taxation year, and

(ii) 20% multiplied by the proportion that the number of days that are in the taxation year and after 2013 is of the number of days in the taxation year;

(c) for expenditures incurred after 2012, subparagraph (a)(ii) of the definition “qualified expenditure” in subsection 127(9) of the Act be amended to include only 80% of an expenditure that

(i) would otherwise be included under that subparagraph,

(ii) is for scientific research and experimental development performed for or on behalf of the taxpayer by another person or partnership with whom the taxpayer deals at arm’s length, and

(iii) has been reduced to exclude any amount of a capital nature incurred by the other person or partnership in the performance of the scientific research and experimental development;

(d) the percentage at which the prescribed proxy amount, for a taxation year, referred to in paragraph (b) of the definition “qualified expenditure” in subsection 127(9) of the Act is calculated be, for taxation years that end after 2012, the percentage that is the total of

(i) 65% multiplied by the proportion that the number of days that are in the taxation year and before 2013 is of the number of days in the taxation year,

(ii) 60% multiplied by the proportion that the number of days that are in the taxation year and in 2013 is of the number of days in the taxation year, and

(iii) 55% multiplied by the proportion that the number of days that are in the taxation year and after 2013 is of the number of days in the taxation year;

and

(e) for expenditures made by a taxpayer after 2013,

(i) section 37 of the Act be amended to exclude an expenditure in respect of the use or the right to use property that would, if it were acquired by the taxpayer, be capital property of the taxpayer,

(ii) paragraph 37(1)(b) of the Act be repealed,

(iii) subparagraphs (a)(i) and (iii) of the definition “qualified expenditure” in subsection 127(9) of the Act be repealed, and

(iv) section 127 of the Act be amended to exclude from the SR&ED qualified expenditure pool an expenditure in respect of the use or the right to use property that would, if it were acquired by the taxpayer, be capital property of the taxpayer.

(21) That such other amendments to the Act be made as are necessary to give effect to the proposals relating to scientific research and experimental development described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Tax Avoidance Through the Use of Partnerships

(22) That paragraph 88(1)(d) of the Act be amended by deleting “and” at the end of subparagraph (ii) and by adding the following after subparagraph (ii):

(ii.1) for the purpose of calculating the amount in subparagraph (ii) in respect of an interest of the subsidiary in a partnership, the fair market value of the interest at the time the parent last acquired control of the subsidiary is deemed to be the amount determined by the formula

A – B

where

A	is the fair market value of the interest at that time, and

B	is the portion of the amount by which the fair market value of the interest at that time exceeds its cost amount as may reasonably be regarded as being attributable at that time to the total of all amounts each of which is

(A) in the case of a depreciable property held directly by the partnership or held indirectly by the partnership through one or more other partnerships, the amount by which the fair market value (determined without reference to liabilities) of the property exceeds its cost amount,

(B) in the case of a Canadian or foreign resource property held directly by the partnership or held indirectly by the partnership through one or more other partnerships, the fair market value (determined without reference to liabilities) of the property, or

(C) in the case of a property that is neither a capital property or resource property and that is held directly by the partnership or held indirectly by the partnership through one or more other partnerships, the amount by which the fair market value (determined without reference to liabilities) of the property exceeds its cost amount, and

(23) That paragraph (22) apply to amalgamations that occur and windings-up that begin on or after Budget Day, other than – where a taxable Canadian corporation (referred to in this paragraph as the “parent corporation”) that has acquired control of another taxable Canadian corporation (referred to in this paragraph as the “subsidiary corporation”) – an amalgamation of the parent corporation and the subsidiary corporation that occurs before 2013, or a winding-up of the subsidiary corporation into the parent corporation that begins before 2013, if

(a) the parent corporation acquired control of the subsidiary corporation before Budget Day, or was obligated as evidenced in writing before Budget Day to acquire control of the subsidiary (except that the parent corporation shall not be considered to be obligated if, as a result of amendments to the Act, it may be excused from the obligation to acquire control), and

(b) the parent corporation had the intention as evidenced in writing before Budget Day to amalgamate with, or wind up, the subsidiary corporation.

(24) That section 100 of the Act be amended by

(a) replacing the portion of subsection 100(1) before paragraph (a) with the following:

Disposition – partnership to tax-exempt or non-resident

100(1) If, as part of a transaction or event or series of transactions or events, a taxpayer disposes of an interest in a partnership and that interest is acquired by a person exempt from tax under section 149 or by a non-resident person, notwithstanding paragraph 38(a), the taxpayer’s taxable capital gain for a taxation year from the disposition of the interest is deemed to be

and

(b) adding the following after subsection 100(1):

Exception – non-resident person

(1.1) Subsection (1) does not apply to a taxpayer’s disposition of an interest in a partnership to a non-resident person if the partnership, immediately before and immediately after the acquisition of the interest by the non-resident person, uses all the property of the partnership in carrying on business through a permanent establishment in Canada.

(25) That paragraph (24) apply to dispositions of an interest in a partnership made by a taxpayer on or after Budget Day, other than an arm’s length disposition by the taxpayer before 2013 if the taxpayer is obligated to dispose of the interest pursuant to a written agreement entered into by the taxpayer before Budget Day. A taxpayer shall not be considered to be obligated if, as a result of amendments to the Act, the taxpayer may be excused from the obligation.

(26) That such other amendments to the Act be made as are necessary to give effect to the proposals relating to the avoidance of tax through the use of partnerships that hold income assets described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Partnership Waivers

(27) That, effective on Royal Assent to the enacting legislation, section 152 of the Act be amended by adding the following after subsection (1.8):

Waiver of determination limitation period

(1.9) A waiver in respect of the period during which the Minister may make a determination under subsection (1.4) in respect of a partnership for a fiscal period may be made by one member of the partnership if that member is

(a) designated for that purpose in the information return made under section 229 of the Income Tax Regulations for the fiscal period; or

(b) otherwise expressly authorized by the partnership to so act.

Transfer Pricing Secondary Adjustments

(28) That, for transactions that occur on or after Budget Day, section 247 of the Act be amended by adding the following after subsection (11):

Deemed dividends to non-residents

(12) For the purposes of Part XIII, if a particular corporation would have a transfer pricing capital adjustment or a transfer pricing income adjustment, for a taxation year, if the particular corporation, or a partnership of which the particular corporation is a member, had undertaken no transactions or series of transactions other than those in which a particular non-resident person that does not deal at arm’s length with the particular corporation (other than a corporation that was a controlled foreign affiliate, as defined in subsection 17(15), of the particular corporation throughout the period during which the transaction or series of transactions occurred) was a participant,

(a) a dividend is deemed to have been paid by the particular corporation and received by the particular non-resident person at the end of that taxation year; and

(b) the amount of the dividend is the amount, if any, by which

(i) the amount that would be the portion of the total of the particular corporation’s transfer pricing capital adjustment, and transfer pricing income adjustment, for the taxation year that could reasonably be considered to relate to the particular non-resident person if

(A) the only transactions or series of transactions undertaken by the particular corporation were those in which the particular non-resident person was a participant, and

(B) the definition “transfer pricing capital adjustment” in subsection (1) were read without reference to the references therein to “1/2 of” and “3/4 of”

exceeds

(ii) the amount that would be the portion of the total of the particular corporation’s transfer pricing capital setoff adjustment, and transfer pricing income setoff adjustment, for the taxation year that could reasonably be considered to relate to the particular non-resident person if

(A) the only transactions or series of transactions undertaken by the particular corporation were those in which the particular non-resident person was a participant, and

(B) the definition “transfer pricing capital adjustment” in subsection (1) were read without reference to the references therein to “1/2 of” and “3/4 of”.

Repatriation

(13) Where a dividend is deemed by paragraph (12)(a) to have been paid by a corporation and received by a non-resident person, and an amount has been paid, with the concurrence of the Minister, by the non-resident person to the corporation, the amount of the dividend may be reduced to the amount that the Minister considers appropriate, having regard to all the circumstances, including the amount of the dividend and the amount of the payment.

Repatriation – interest

(14) Where the amount of a dividend has been reduced because of the application of subsection (13), interest on the amount of the dividend (calculated without reference to subsection (13)) payable in respect of insufficient payments of tax under Part XIII on the amount of the dividend so calculated shall remain payable for the period that begins at the time the dividend was deemed by subsection (12) to have been paid and that ends at the time at which the payer of the dividend received the amount referred to in subsection (13) from a non-resident person in respect of the dividend.

Repatriation – interest

(15) Where the amount of a dividend has been reduced because of the application of subsection (13), the amount of interest payable by a taxpayer because of subsection (14) may be reduced to the amount that the Minister considers appropriate, having regard to all the circumstances, including whether the country in which the non-resident person described in subsection (13) is resident provides reciprocal treatment.

Non-application of ss. 15, 56(2) and 246

(16) Section 15, subsection 56(2) and section 246 do not apply in respect of an amount in respect of which a dividend is deemed by paragraph (12)( a) to have been paid by a corporation and received by a non-resident person.

Thin Capitalization – Debt-to-Equity Ratio

(29) That, for taxation years that begin after 2012, the reference to “two” in subparagraph 18(4)(a)(ii) of the Act be replaced with “1.5”.

Thin Capitalization – Partnerships

(30) That, for taxation years that begin on or after Budget Day,

(a) in determining whether the debt-to-equity ratio of a corporation resident in Canada exceeds the debt-to-equity ratio set out in subsection 18(4) of the Act, each member of a partnership be deemed to owe that member’s specified proportion, within the meaning proposed to be assigned by subsection 248(1) of the Act as set out in Department of Finance news release 2010-068 (dated July 16, 2010), of the debts owed by the partnership; and

(b) there be included in computing the income of the corporation an amount equal to the interest on the portion of the debts owing by the partnership to specified non-residents, that are allocated to the corporation under subparagraph (a), that exceeds the debt-to-equity ratio set out in subsection 18(4) of the Act.

Thin Capitalization – Disallowed Interest Treated as a Dividend

(31) That, for taxation years that end on or after Budget Day,

(a) for the purposes of Part XIII of the Act, interest paid or credited, by a corporation resident in Canada or by a partnership of which the corporation is directly or indirectly a member (referred to in this paragraph as the “payer”), in a taxation year of the corporation to a non-resident person be deemed to have been paid by the corporation as a dividend and, except for this paragraph, not to have been paid or credited by the payer as interest to the extent that

(i) the interest is not deductible to the corporation because of the application of subsection 18(4) of the Act, or

(ii) an amount in respect of the interest is included in computing the income of the corporation because of the application of any measure giving effect to subparagraph (30)(b);

(b) for the purposes of this paragraph, interest that is payable at a time that is in the taxation year referred to in subparagraph (a) but that has not been paid or credited in that taxation year be deemed to have been paid immediately before the end of that taxation year and not at any other time;

(c) for the purpose of determining the time at which a deemed dividend, that arises because of the application of subparagraph (a) to a taxation year, is considered to have been paid to a particular specified non-resident, the corporation may designate, on or before the corporation’s filing-due date for the taxation year, which amounts paid or credited in the taxation year as interest to the particular specified non-resident are to be recharacterized as dividends; and

(d) where the taxation year includes Budget Day, the amount of each dividend deemed by subparagraph (a) to have been paid in the taxation year be the proportion of the amount of the dividend otherwise determined that the number of days that are in the taxation year that are on or after Budget Day is of the number of days that are in the taxation year.

Thin Capitalization – Foreign Affiliate Loans

(32) That, for taxation years that end on or after Budget Day,

(a) an amount of interest, the deductibility of which by a corporation resident in Canada would otherwise be denied because of the application of subsection 18(4) of the Act, shall not be denied to the extent of any portion of the interest that is included in computing the income of the corporation in respect of the foreign accrual property income of a controlled foreign affiliate of the corporation (net of any amount deductible in respect of that portion of the interest because of the application of subsection 91(4) of the Act); and

(b) an amount in respect of interest, that would otherwise be required to be included in computing the income of a corporation resident in Canada because of the application of subparagraph (30)(b), shall not be included to the extent of any portion of the interest that is included in computing the income of the corporation in respect of the foreign accrual property income of a controlled foreign affiliate of the corporation (net of any amount deductible in respect of that portion of the interest because of the application of subsection 91(4) of the Act).

Foreign Affiliate Dumping

(33) That, for contributed surplus that arises on or after Budget Day,

(a) clause 18(4)(a)(ii)(B) of the Act be replaced with the following:

(B) the average of all amounts each of which is the corporation’s contributed surplus (other than any portion of such contributed surplus that arose from a transaction or event in respect of which subsection 212.3(2) applied) at the beginning of a calendar month that ends in the year, to the extent that it was contributed by a specified non-resident shareholder of the corporation, and

(b) paragraphs 84(1)(c.1) and (c.2) of the Act be replaced with the following:

(c.1) where the corporation is an insurance corporation, any action by which it converts contributed surplus related to its insurance business (other than any portion of such contributed surplus that arose from a transaction or event in respect of which subsection 212.3(2) applied) into paid-up capital in respect of the shares of its capital stock,

(c.2) where the corporation is a bank, any action by which it converts any of its contributed surplus that arose on the issuance of shares of its capital stock (other than any portion of such contributed surplus that arose from a transaction or event in respect of which subsection 212.3(2) applied) into paid-up capital in respect of shares of its capital stock, or

(c) subparagraphs 84(1)(c.3)(i) and (ii) of the Act be replaced with the following:

(i) on the issuance of shares of that class or shares of another class for which the shares of that class were substituted (other than an issuance to which section 51, 66.3, 84.1, 85, 85.1, 86 or 87, subsection 192(4.1), 194(4.1) or section 212.1 applied, or an issuance in respect of which subsection 212.3(2) applied),

(ii) on the acquisition of property by the corporation (other than an acquisition in respect of which subsection 212.3(2) applied) from a person who at the time of the acquisition held any of the issued shares of that class or shares of another class for which shares of that class were substituted for no consideration or for consideration that did not include shares of the capital stock of the corporation, or

(34) That, effective Budget Day, references to paragraph 128.1(1)(c.3) and section 212.3 of the Act be added to subparagraph (b)(iii) of the definition “paid-up capital” in subsection 89(1) of the Act.

(35) That, effective Budget Day, the portion of subsection 93.1(1) of the Act before paragraph (a), as proposed in Department of Finance news release 2011-070 (dated August 19, 2011), be replaced with the following:

Shares held by a partnership

93.1(1) For the purposes of determining whether a non-resident corporation is a foreign affiliate of a corporation resident in Canada for the purposes of subsections (2) and 20(12), sections 90, 93 and 113, paragraphs 128.1(1)(c.3) and (d) and section 212.3, (and any regulations made for the purposes of those provisions), section 95 (to the extent that it is applied for the purposes of those provisions) and section 126, where based on the assumptions contained in paragraph 96(1)(c), at any time shares of a class of the capital stock of a corporation are owned by a partnership or are deemed under this subsection to be owned by a partnership, each member of the partnership is deemed to own at that time the number of those shares that is equal to the proportion of all those shares that

(36) That, effective Budget Day, subsection 93.1(3) of the Act, as proposed in Department of Finance news release 2011-070 (dated August 19, 2011), be amended by deleting “and” at the end of paragraph (b), by adding “and” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) section 212.3.

(37) That, in respect of taxpayers that become resident in Canada on or after Budget Day, subsection 128.1(1) of the Act be amended by adding the following after paragraph (c.2):

(c.3) if the taxpayer is a corporation that was, at the time (referred to in this paragraph as the “prior time”) that is immediately before the particular time, controlled by a particular non-resident corporation and the taxpayer owned at the prior time one or more shares of another non-resident corporation that, immediately after the particular time, was – or that became, as part of a transaction or event or series of transactions or events that includes the taxpayer having become resident in Canada – a foreign affiliate of the taxpayer, then

(i) in computing the paid-up capital at or after the particular time of any particular class of shares of the capital stock of the taxpayer, there is to be deducted that proportion of the amount that is the lesser of the paid-up capital in respect of all of the shares of the capital stock of the taxpayer at the particular time, computed without reference to this paragraph, and the fair market value, at the particular time, of the shares owned by the taxpayer of the foreign affiliate that the paid-up capital, as so computed, in respect of the shares of the particular class is of the paid-up capital, as so computed, in respect of all of the issued shares of the capital stock of the taxpayer, and

(ii) for the purposes of Part XIII, the taxpayer is deemed, immediately after the particular time, to have paid to the particular non-resident, and the particular non-resident is deemed, immediately after the particular time, to have received from the taxpayer, a dividend equal to the amount, if any, by which the fair market value, at the particular time, of the shares owned by the taxpayer of the foreign affiliate exceeds the paid-up capital in respect of all of the shares of the capital stock of the taxpayer, computed without reference to this paragraph.

(38) That, in respect of transactions or events that occur on or after Budget Day, the Act be amended by adding the following after section 212.2:

Foreign affiliate dumping – conditions for application

212.3(1) Subsection (2) applies to an investment in a non-resident corporation (referred to in this section as the “subject corporation”) that is made, at any time, by a corporation resident in Canada (referred to in this section as the “CRIC”) if

(a) the subject corporation is, immediately after that time, or becomes, as part of a transaction or event or series of transactions or events that includes the investment, a foreign affiliate of the CRIC;

(b) the CRIC is at that time controlled by another non-resident corporation (referred to in this section as the “parent”); and

(c) the investment may not reasonably be considered to have been made by the CRIC, instead of being made or retained by the parent or another non-resident person that does not deal at arm’s length with the parent, primarily for bona fide purposes other than to obtain a tax benefit (as defined in subsection 245(1)).

Foreign affiliate dumping – consequences

(2) If this subsection applies to an investment in a subject corporation,

(a) for the purposes of this Part, the CRIC is deemed to have paid to the parent at the time the investment was made, and the parent is deemed to have received from the CRIC at that time, a dividend equal to the total of all amounts each of which is the fair market value, at that time, of any property (not including, for greater certainty, shares of the capital stock of the CRIC) transferred, or obligation assumed or incurred, by the CRIC in respect of the investment; and

(b) in computing the paid-up capital at any time on or after Budget Day of any class of shares of the capital stock of the CRIC, there is to be deducted the amount of any increase, because of the investment, in the paid-up capital in respect of the shares of the class, computed without reference to this section.

Investment in subject corporation

(3) For the purposes of this section, an investment made in a subject corporation by a CRIC means any of

(a) an acquisition of shares of the capital stock of the subject corporation by the CRIC;

(b) a contribution of capital to the subject corporation by the CRIC;

(c) a transaction under which an amount became owing by the subject corporation to the CRIC, other than an amount owing that arises in the ordinary course of the business of the CRIC and that is repaid within a commercially reasonable period;

(d) an acquisition of a debt obligation of the subject corporation by the CRIC from another person, other than, if the acquisition was made in the ordinary course of the business of the CRIC, an acquisition from a person with which the CRIC dealt, at the time of the acquisition, at arm’s length;

(e) an acquisition by the CRIC of an option in respect of, or an interest in, or for civil law a right in, shares of the capital stock, or a debt obligation, of the subject corporation; and

(f) any transaction or event that is similar in effect to any of the transactions described in paragraphs (a) to (e).

Multiple controllers

(4) For the purposes of this section and paragraph 128.1(1)(c.3), a CRIC that is controlled by more than one non-resident corporation is deemed not to be controlled by any such non-resident that controls another non-resident corporation that controls the CRIC, unless the application of this subsection would otherwise result in no non-resident corporation controlling the CRIC.

Bona fide purpose – primary factors

(5) In determining whether paragraph (1)(c) applies, the following factors are to be given primary consideration:

(a) whether the business activities carried on by the subject corporation and any other corporation in which the subject corporation has, at the time referred to in subsection (1), an equity percentage (as defined in subsection 95(4)) are at that time, and are expected to remain, more closely connected to the business activities carried on by the CRIC (or by a corporation resident in Canada that is a subsidiary wholly-owned corporation of the CRIC or that is a corporation of which the CRIC is a subsidiary wholly-owned corporation) than to the business activities carried on by any non-resident corporation (other than the subject corporation or any corporation in which the subject corporation has such an equity percentage) with which the CRIC, at that time, does not deal at arm’s length;

(b) whether the terms or conditions of any shares of the subject corporation that are owned by the CRIC at that time, or any agreement in respect of the shares or their issue, are such that the CRIC does not fully participate in the profits of the subject corporation or any appreciation in the value of the subject corporation (for greater certainty, the fact that the shares owned by the CRIC do fully participate in the profits of the subject corporation and any appreciation in the value of the subject corporation is not a relevant factor);

(c) whether the investment was made at the direction or request of a non-resident corporation with which the CRIC was not, at that time, dealing at arm’s length;

(d) whether, in the case of an investment described in paragraph (3)(a), (d), (e) or (f), negotiations with the vendor in respect of the investment were initiated by senior officers of the CRIC who were resident in, and worked principally in, Canada or, if the vendor initiated the transaction, the vendor’s principal point of contact was an officer of the CRIC who was resident in, and worked principally in, Canada;

(e) whether senior officers of the CRIC who were resident in, and worked principally in, Canada had and exercised the principal decision-making authority in respect of the making of the investment, and have and exercise the principal decision making authority in respect of the investment;

(f) whether the performance evaluation or compensation of senior officers of the CRIC who are resident in, and work principally in, Canada is connected to the results of operations of the subject corporation to a greater extent than the performance evaluation or compensation of any senior officers of a non-resident corporation (other than the subject corporation or a corporation controlled by the subject corporation) that does not deal at arm’s length with the CRIC is so connected; and

(g) whether senior officers of the subject corporation report to, and are functionally accountable to, senior officers of the CRIC who are resident in, and work principally in, Canada to a greater extent than to any senior officers of any non-resident corporation (other than the subject corporation) that does not deal at arm’s length with the CRIC.

Indirect investment

(6) A particular investment by a CRIC in a subject corporation that would, in the absence of this subsection, be excluded from the application of subsection (2) because of paragraph (1)(c) is not to be so excluded to the extent that one or more properties, if any, received by the subject corporation from the CRIC as a result of the particular investment, or property substituted for any such property, may reasonably be considered to have been used by the subject corporation, directly or indirectly as part of a transaction or event or series of transactions or events that includes the particular investment, to make another investment in a non-resident corporation that would, if the other investment had been made by the CRIC, have been subject to subsection (2).

Partnerships

(7) For the purposes of this section, paragraph 128.1(1)(c.3) and subsection 219.1(2)

(a) any transaction entered into by a partnership is deemed to have been entered into by each member of the partnership in proportion to the fair market value of the member’s direct or indirect interest in the partnership;

(b) property that would, in the absence of this paragraph, be owned by a partnership is deemed to be owned by each member of the partnership in proportion to the fair market value of the member’s direct or indirect interest in the partnership; and

(c) amounts that would, in the absence of this paragraph, be owing by a partnership are deemed to be owed by each member of the partnership in proportion to the fair market value of the member’s direct or indirect interest in the partnership.

(39) That paragraph (38) not apply to a transaction that occurs before 2013 between persons that deal at arm’s length and that are obligated to complete the transaction pursuant to the terms of an agreement in writing between the persons that was entered into before Budget Day. A person will be considered not to be obligated to complete a transaction if the person may be excused from completing the transaction as a result of amendments to the Act.

(40) That, in respect of taxpayers that cease to be resident in Canada on or after Budget Day, section 219.1 of the Act be renumbered as subsection 219.1(1) and that section 219.1 be amended by adding the following after that subsection (1):

Foreign affiliate dumping – corporate emigration

(2) For the purposes of paragraph (1)(b), if any shareholder of the corporation referred to in that paragraph (referred to in this subsection as the “emigrating corporation”) is, at the time the emigrating corporation ceases to be resident in Canada, a corporation resident in Canada that is controlled, at that time, by a non-resident corporation, the amount that would, in the absence of this subsection, be the paid-up capital in respect of all of the issued and outstanding shares of each class of the capital stock of the emigrating corporation immediately before that time is deemed to be nil.

Overseas Employment Tax Credit

(41) That, for the 2013 and subsequent taxation years, section 122.3 of the Act be amended by

(a) replacing the reference to “$80,000” in paragraph 122.3(1)(c) with “the specified amount for the year”;

(b) replacing the reference to “80%” in paragraph 122.3(1)(d) with “the specified percentage for the year” ; and

(c) adding the following after subsection 122.3(1):

Specified amount

(1.01) For the purposes of paragraph (1)(c), the specified amount for a taxation year of an individual is

(a) for the 2013 to 2015 taxation years, determined by the following formula:

[$80,000 x A/(A + B)] + [C x B/(A + B)]

where

A	is the individual’s income described in paragraph (1)(d) for the taxation year that is earned in connection with a contract that was committed to in writing before Budget Day by a specified employer of the individual,

B	is the individual’s income described in paragraph (1)(d) for the taxation year, other than income included in the description of A, and

C	is

(i)	for the 2013 taxation year, $60,000,

(ii)	for the 2014 taxation year, $40,000, and

(iii)	for the 2015 taxation year, $20,000, and

(b)	for the 2016 and subsequent taxation years, nil.

Specified percentage

(1.02) For the purposes of paragraph (1)(d), the specified percentage for a taxation year of an individual is

(a)	for the 2013 to 2015 taxation years, determined by the following formula:

[80% x A/(A + B)] + [C x B/(A + B)]

where

A	is the value of A in subsection (1.01),

B	is the value of B in subsection (1.01), and

C is

(i) for the 2013 taxation year, 60%,

(ii) for the 2014 taxation year, 40%, and

(iii) for the 2015 taxation year, 20%, and

(b) for the 2016 and subsequent taxation years, 0%.

Gifts to Foreign Charitable Organizations

(42) That, for applications made by a foreign organization on or after the later of January 1, 2013 and the date of Royal Assent to the enacting legislation,

(a) subparagraph (a)(v) of the definition “qualified donee” in subsection 149.1(1) of the Act be replaced with the following:

(v) a foreign organization designated under subsection 149.1(26),

and

(b) section 149.1 of the Act be amended by adding the following after subsection 149.1(25):

Designated foreign charitable organizations

(26) For the purposes of the definition “qualified donee” in subsection (1),

(a) the Minister may designate, in consultation with the Minister of Finance, a foreign organization for a 24-month period that includes the time at which Her Majesty in right of Canada has made a gift to the foreign organization, if

(i) the foreign organization is a charitable organization that is not resident in Canada,

(ii) the Minister is satisfied that the foreign organization is

(A) carrying on relief activities in response to a disaster,

(B) providing urgent humanitarian aid, or

(C) carrying on activities in the national interest of Canada, and

(iii) the foreign organization has applied to the Minister for designation under this subsection; and

(b) a foreign organization designated under paragraph (a) is deemed to have been registered by the Minister at the beginning of the 24-month period.

Charities – Enhancing Transparency and Accountability

(43)	That, effective on Royal Assent to the enacting legislation,

(a)	the definition “charitable purposes” in subsection 149.1(1) of the Act be replaced with the following:

“charitable purposes” includes the disbursement of funds to a qualified donee, other than a gift the making of which is a political activity;

(b)	subsection 149.1(1) of the Act be amended by adding the following definition in alphabetical order:

“ political activity” includes the making of a gift to a qualified donee if it can reasonably be considered that a purpose of the gift is to support the political activities of the qualified donee;

(c)	paragraphs 149.1(6)(b) and (c) of the Act be replaced with the following:

(b) it disburses income to qualified donees, other than income disbursed by way of a gift the making of which is a political activity, if the total amount of income of the charitable organization that is disbursed to qualified donees in a taxation year does not exceed 50% of its income for the year; or

(c) it disburses income to a registered charity that the Minister has designated in writing as a charity associated with it, other than income disbursed by way of a gift the making of which is a political activity.

(d)	subsection 149.1(10) of the Act be replaced with the following:

Deemed charitable activity

(10) An amount paid by a charitable organization to a qualified donee that is not paid out of the income of the charitable organization is deemed to be a devotion of a resource of the charitable organization to a charitable activity carried on by it, unless the amount paid is a gift the making of which is a political activity.

(e) subsection 188.2(2) of the Act be amended by deleting “or” at the end of paragraph (c) and by adding the following after paragraph (d):

(e) in the case of a registered charity that is a charitable foundation, if the foundation devotes resources to political activities that are not considered under subsection 149.1(6.1) to be devoted to charitable purposes;

(f) in the case of a registered charity that is a charitable organization, if the organization devotes resources to political activities that are not considered under subsection 149.1(6.2) to be devoted to charitable activities; or

(g) in the case of a registered Canadian amateur athletic association, if the association devotes resources to political activities that are not considered under subsection 149.1(6.201) to be devoted to its exclusive purpose and exclusive function.

(f) section 188.2 of the Act be amended by adding the following after subsection (2):

Suspension – failure to report

(2.1) If a registered charity or a registered Canadian amateur athletic association fails to report information that is required to be included in a return filed under subsection 149.1(14), the Minister may give notice by registered mail to the charity or association that its authority to issue an official receipt referred to in Part XXXV of the Income Tax Regulations is suspended from the day that is seven days after the day on which the notice is mailed until such time as the Minister notifies the charity or association, as the case may be, that the Minister has received the required information in prescribed form.

(g)	the portion of subsection 188.2(3) of the Act before paragraph (a) be replaced with the following:

Effect of suspension

(3) If the Minister has issued a notice to a qualified donee under subsection (1), (2) or (2.1), subject to subsection (4),

and

(h)	subsection 188.2(4) of the Act be replaced with the following:

Application for postponement

(4) If a notice of objection to a suspension under subsection (1), (2) or (2.1) has been filed by a qualified donee, the qualified donee may file an application to the Tax Court of Canada for a postponement of that portion of the period of suspension that has not elapsed until the time determined by the Court.

Tax Shelter Administrative Changes

(44) That, effective on Royal Assent to the enacting legislation, paragraph 227(10)(b) of the Act be replaced with the following:

(b) subsection 237.1(7.4) or (7.5) by a person or partnership,

(45)	That, for applications for identification numbers made

(a) before Budget Day, subsection 237.1(4) of the Act be replaced with the following:

Sales prohibited

(4) A person may, at any time, whether as a principal or an agent, sell or issue, or accept consideration in respect of, a tax shelter only if

(a) the Minister has issued before that time an identification number for the tax shelter; and

(b) the time is before 2014.

and

(b) on or after Budget Day, paragraph 237.1(4)(b) of the Act, as enacted in accordance with paragraph (a), be replaced with the following:

(b) the time is during the calendar year designated by the Minister as being applicable to the number.

(46) That, in respect of applications for identification numbers made, sales or issuances of tax shelters made and consideration in respect of tax shelters accepted, after Royal Assent to the enacting legislation, paragraph 237.1(7.4) (b) of the Act be replaced with the following:

(b) 25% of the greater of

(i) the total of all amounts each of which is the consideration received or receivable from a person in respect of the tax shelter before the correct information is filed with the Minister or the identification number is issued, as the case may be, and

(ii) the total of all amounts each of which is an amount stated or represented to be the value of property that a particular person who acquires or otherwise invests in the tax shelter could donate to a qualified donee, if the tax shelter is a gifting arrangement and consideration has been received or is receivable from the particular person in respect of the tax shelter before the correct information is filed with the Minister or the identification number is issued, as the case may be.

(47) That, in respect of demands to file an information return that are made and in respect of failures to report an amount in an information return filed, after Royal Assent to the enacting legislation, section 237.1 of the Act be amended by adding the following after subsection (7.4):

Penalty

(7.5) Every person who is required under subsection (7) to file an information return and who fails to comply with a demand under section 233 to file the return or to report in the return information required under paragraph (7)(a) or (b), is liable to a penalty equal to 25% of the greater of

(a) the total of all amounts each of which is the consideration received or receivable by the person in respect of the tax shelter from a particular person in respect of whom information required under paragraph (7)(a) or (b) had not been reported at or before the time the demand was issued or the return was filed, as the case may be; and

(b) if the tax shelter is a gifting arrangement, the total of all amounts each of which is an amount stated or represented to be the value of property that the particular person could donate to a qualified donee.

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE EXCISE TAX ACT

That it is expedient to amend the Excise Tax Act as follows:

GST/HST Health Measures

1. (1) Part II of Schedule V to the Excise Tax Act is amended by adding the following after section 7.2:

7.3 A supply of a service (other than a service described in section 4 of Part I of Schedule VI) rendered in the practice of the profession of pharmacy by a particular individual who is entitled under the laws of a province to practise that profession if the service is rendered within a pharmacist-patient relationship between the particular individual and another individual and is provided for the promotion of the health of the other individual or for the prevention or treatment of a disease, disorder or dysfunction of the other individual.

(2) Subsection (1) applies to any supply made after Budget Day.

2. (1) Section 10 of Part II of Schedule V to the Act is amended by striking out “or” at the end of paragraph (a), by adding “or” at the end of paragraph (b) and by adding the following after that paragraph:

(c) a person that is entitled under the laws of a province to practise the profession of pharmacy and is authorized under the laws of the province to order such a service, if the order is made within a pharmacist-patient relationship.

(2) Subsection (1) applies to any supply made after Budget Day.

3. (1) Paragraph 2(e) of Part I of Schedule VI to the Act is amended by adding the following after subparagraph (vi):

(vi.1) Isosorbide-5-mononitrate,

(2) Subsection (1) applies to any supply made

(a) after Budget Day; or

(b) on or before Budget Day if no amount was charged, collected or remitted on or before that day as or on account of tax under Part IX of the Act in respect of the supply.

4. (1) The definition “medical practitioner” in section 1 of Part II of Schedule VI to the Act is repealed.

(2) Section 1 of Part II of Schedule VI to the Act is amended by adding the following in alphabetical order:

“specified professional” means

(a) a person that is entitled under the laws of a province to practise the profession of medicine, physiotherapy or occupational therapy, or

(b) a registered nurse.

(3) Subsections (1) and (2) apply to any supply made after Budget Day.

5. (1) Sections 3 and 4 of Part II of Schedule VI to the Act are replaced by the following:

3. A supply of a heart-monitoring device if the device is supplied on the written order of a specified professional for use by a consumer with heart disease who is named in the order.

4. A supply of a hospital bed, if the bed is supplied to the operator of a health care facility (as defined in section 1 of Part II of Schedule V) or on the written order of a specified professional for use by an incapacitated individual named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

6. (1) Section 5.1 of Part II of Schedule VI to the Act is replaced by the following:

5.1 A supply of an aerosol chamber or a metered dose inhaler for use in the treatment of asthma if the chamber or inhaler is supplied on the written order of a specified professional for use by a consumer named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

7. (1) Section 7 of Part II of Schedule VI to the Act is replaced by the following:

7. A supply of a device that is designed to convert sound to light signals if the device is supplied on the written order of a specified professional for use by a consumer with a hearing impairment who is named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

8. (1) Section 9 of Part II of Schedule VI to the Act is replaced by the following:

9. A supply of eyeglasses or contact lenses if the eyeglasses or contact lenses are, or are to be, supplied under the authority of a prescription prepared, or an assessment record produced, by a person for the treatment or correction of a defect of vision of a consumer named in the prescription or assessment record and the person is entitled under the laws of the province in which the person practises to prescribe eyeglasses or contact lenses, or to produce an assessment record to be used for the dispensing of eyeglasses or contact lenses, for such purpose.

(2) Subsection (1) applies to any supply made

(a) after Budget Day; or

(b) on or before Budget Day if no amount was charged, collected or remitted on or before that day as or on account of tax under Part IX of the Act in respect of the supply.

9. (1) Section 14.1 of Part II of Schedule VI to the Act is replaced by the following:

14.1 A supply of a chair that is specially designed for use by an individual with a disability if the chair is supplied on the written order of a specified professional for use by a consumer named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

10. (1) Sections 21.1 and 21.2 of Part II of Schedule VI to the Act are replaced by the following:

21.1 A supply of an extremity pump, intermittent pressure pump or similar device for use in the treatment of lymphedema if the pump or device is supplied on the written order of a specified professional for use by a consumer named in the order.

21.2 A supply of a catheter for subcutaneous injections if the catheter is supplied on the written order of a specified professional for use by a consumer named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

11. (1) Section 23 of Part II of Schedule VI to the Act is replaced by the following:

23. A supply of an orthotic or orthopaedic device that is made to order for an individual or is supplied on the written order of a specified professional for use by a consumer named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

12. (1) Section 24.1 of Part II of Schedule VI to the Act is replaced by the following:

24.1 A supply of footwear that is specially designed for use by an individual who has a crippled or deformed foot or other similar disability, if the footwear is supplied on the written order of a specified professional.

(2) Subsection (1) applies to any supply made after Budget Day.

13. (1) Part II of Schedule VI to the Act is amended by adding the following after section 29:

29.1 A supply of

(a) a blood coagulation monitor or meter specially designed for use by an individual requiring blood coagulation monitoring or metering; or

(b) blood coagulation testing strips or reagents compatible with a blood coagulation monitor or meter referred to in paragraph (a).

(2) Subsection (1) applies to any supply made after Budget Day.

14. (1) Section 30 of Part II of Schedule VI to the Act is replaced by the following:

30. A supply of any article that is specially designed for the use of blind individuals if the article is supplied for use by a blind individual to or by the Canadian National Institute for the Blind or any other bona fide institution or association for blind individuals or on the order or certificate of a specified professional.

(2) Subsection (1) applies to any supply made after Budget Day.

15. (1) Sections 35 and 36 of Part II of Schedule VI to the Act are replaced by the following:

35. A supply of a graduated compression stocking, an anti-embolic stocking or similar article if the stocking or article is supplied on the written order of a specified professional for use by a consumer named in the order.

36. A supply of clothing that is specially designed for use by an individual with a disability if the clothing is supplied on the written order of a specified professional for use by a consumer named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

16. (1) Section 41 of Part II of Schedule VI to the Act is replaced by the following:

41. A supply of a device that is specially designed for neuromuscular stimulation therapy or standing therapy, if supplied on the written order of a specified professional for use by a consumer with paralysis or a severe mobility impairment who is named in the order.

(2) Subsection (1) applies to any supply made after Budget Day.

GST Rebate for Books to be Given Away for Free by Prescribed Literacy Organizations

17.(1) Subsection 259.1(1) of the Act is amended by adding the following in alphabetical order:

“specified property”

“specified property” means

(a) a printed book or an update of such a book;

(b) an audio recording all or substantially all of which is a spoken reading of a printed book; or

(c) a bound or unbound printed version of scripture of any religion.

(2) Subsection 259.1(2) of the Act is replaced by the following:

Rebate for printed books, etc.

(2) The Minister must, subject to subsection (3), pay a rebate to a person that is, on the last day of a claim period of the person or of the person’s fiscal year that includes that claim period, a specified person equal to the amount of tax under subsection 165(1) or section 212 that became payable in the claim period by the person in respect of the acquisition or importation of specified property if

(a) in the case of a specified person described in paragraph (f) of the definition “specified person”, the person acquires or imports the specified property otherwise than for the purpose of supply by way of sale for consideration; and

(b) in any other case, the person acquires or imports the specified property otherwise than for the purpose of supply by way of sale.

(3) Subsections (1) and (2) apply to acquisitions and importations of property in respect of which tax becomes payable after Budget Day.

Tax Relief for Foreign-Based Rental Vehicles Temporarily Imported by Canadian Residents

18. (1) Subsections 212.1(2) to (4) of the Act are replaced by the following:

Tax in participating province

(2) Subject to this Part, every person that is liable under the Customs Act to pay duty on imported goods, or would be so liable if the goods were subject to duty, shall pay to Her Majesty in right of Canada, in addition to the tax imposed by section 212, a tax on the goods calculated at the tax rate for a participating province on the value of the goods if

(a) the goods are prescribed goods imported at a place in the participating province; or

(b) the goods are not prescribed for the purposes of paragraph (a) and the person is resident in the participating province.

Exception

(3) Paragraph (2)(b) does not apply to goods that are accounted for as commercial goods under section 32 of the Customs Act, specified motor vehicles or a mobile home or a floating home that has been used or occupied in Canada by any individual.

Application in offshore areas

(4) Paragraph (2)(b) does not apply to goods imported by or on behalf of a person that is resident in the Nova Scotia offshore area or the Newfoundland offshore area unless the goods are imported for consumption, use or supply in the course of an offshore activity or the person is also resident in a participating province that is not an offshore area.

(2) Subsection (1) applies to goods imported on or after June 1, 2012.

19. (1) Section 261.2 of the Act is replaced by the following:

Rebate in respect of goods imported at a place in a province

261.2 If a person that is resident in a particular participating province pays tax under subsection 212.1(2) in respect of property described in paragraph (b) of that subsection that the person imports at a place in another province for consumption or use exclusively in any province (other than the particular participating province) and if prescribed conditions are satisfied, the Minister shall, subject to section 261.4, pay a rebate to the person equal to the amount determined in prescribed manner.

(2) Subsection (1) applies to property imported on or after June 1, 2012.

20. (1) Schedule I to the Act is amended by adding the following before section 6:

1. The following definitions apply in this Schedule.

“commercial goods” has the same meaning as in subsection 212.1(1) of the Act.

“qualifying vehicle” means a vehicle (other than a racing car described in heading No. 87.03 of the List of Tariff Provisions set out in the schedule to the Customs Tariff) registered under the laws of a foreign jurisdiction relating to the registration of motor vehicles that

(a) is described in any of heading No. 87.02, subheading Nos. 8703.21 to 8703.90, 8704.21, 8704.31, 8704.90 and 8711.20 to 8711.90 and tariff item Nos. 8716.39.30 and 8716.39.90 of that List;

(b) is described in subheading No. 8704.22 or 8704.32 of that List and has a gross vehicle weight rating (as defined in subsection 2(1) of the Motor Vehicle Safety Regulations) not exceeding 10 tonnes; or

(c) is described in tariff item No. 8716.10.00 of that List and is a vehicle for camping.

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 1, 2012.

21. (1) Section 8 of Schedule I to the Act is amended by striking out “or” at the end of paragraph (b), by adding “or” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) that is included as permanently installed equipment in an automobile, station wagon, van or truck if the automobile, station wagon, van or truck

(i) is a qualifying vehicle,

(ii) is imported temporarily by an individual resident in Canada and not accounted for as a commercial good under section 32 of the Customs Act,

(iii) was last supplied in the course of a vehicle rental business to the individual by way of lease, licence or similar arrangement under which continuous possession or use of the automobile, station wagon, van or truck is provided for a period of less than 180 days, and

(iv) is exported within 30 days after the importation.

(2) Subsection (1) applies to any air conditioner that is included as permanently installed equipment in an automobile, station wagon, van or truck imported into Canada on or after June 1, 2012.

22. (1) The portion of section 10 of Schedule I to the Act before paragraph (a) is replaced by the following:

10. Section 6 does not apply to an automobile described in that section that is

(2) Paragraphs 10(a) to (c) of Schedule I to the French version of the Act are replaced by the following:

a) vendue dans des conditions qui feraient de la vente une fourniture détaxée pour l’application de la partie IX de la Loi;

b) achetée ou importée pour servir à la police ou combattre l’incendie;

c) achetée, pour son usage personnel ou officiel, par une personne exempte d’impôts et de taxes visée à l’article 34 de la convention figurant à l’annexe I de la Loi sur les missions étrangères et les organisations internationales ou à l’article 49 de la convention figurant à l’annexe II de cette loi;

(3) Section 10 of Schedule I to the Act is replaced by striking out “or” at the end of paragraph (b), by adding “or” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) a qualifying vehicle if the automobile

(i) is imported temporarily by an individual resident in Canada and not accounted for as a commercial good under section 32 of the Customs Act,

(ii) was last supplied in the course of a vehicle rental business to the individual by way of lease, licence or similar arrangement under which continuous possession or use of the automobile is provided for a period of less than 180 days, and

(iii) is exported within 30 days after the importation.

(4) Subsections (1) and (2) come into force, or are deemed to have come into force, on June 1, 2012.

(5) Subsection (3) applies to any automobile imported into Canada on or after June 1, 2012.

Consistent Application of the Green Levy on Fuel-Inefficient Vehicles

23. Section 1 of Schedule I to the Act is amended by adding the following in alphabetical order:

“qualifying data” means fuel consumption data, in respect of automobiles described in the portion of subsection 6(1) before paragraph (a), that is

(a) if the fuel consumption data under the EnerGuide mark is based on a test method composed of two test — but not five test — cycles, data published by the Government of Canada under the EnerGuide mark in respect of those automobiles; or

(b) in any other case, data in respect of those automobiles based on a test method composed of only two test cycles and published by the Government of Canada, as specified by the Minister of National Revenue, on the basis of information adjusted and provided by the Minister of Natural Resources.

24. The descriptions of A and B in subsection 6(2) of Schedule I to the Act are replaced by the following:

A	is the city fuel consumption rating (based on the number of litres of fuel, other than E85, per 100 kilometres) for automobiles of the same model with the same attributes as the automobile, as determined by reference to qualifying data, or, if no rating can be so determined that would apply to the automobile, by reference to the best available data, which may include the city fuel consumption rating for the most similar model and attributes; and

B	is the highway fuel consumption rating (based on the number of litres of fuel, other than E85, per 100 kilometres) for automobiles of the same model with the same attributes as the automobile, as determined by reference to qualifying data, or, if no rating can be so determined that would apply to the automobile, by reference to the best available data, which may include the highway fuel consumption rating for the most similar model and attributes.

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE CUSTOMS TARIFF

That it is expedient to amend the Customs Tariff to provide among other things:

1. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to delete the reference to “Oils and preparations thereof, having a viscosity of 7.44 mm²/sec. or more at 37.8°C” in the Description of Goods of tariff item No. 2710.19.91 in order for these oils and preparations thereof to be classified under tariff item 2710.19.99 that provides for a Most-Favoured-Nation Tariff rate of customs duty of “Free”.

2. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to delete the reference to “Oils and preparations thereof, having a viscosity of 7.44 mm²/sec. or more at 37.8°C” in the Description of Goods of tariff item No. 2710.20.10 in order for these oils and preparations thereof to be classified under tariff item 2710.20.90 that provides for a Most-Favoured-Nation Tariff rate of customs duty of “Free”.

3. That the Description of Goods of tariff item No. 9804.10.00 in the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended by replacing the reference to “four hundred dollars” with a reference to “eight hundred dollars”.

4. That the Description of Goods of tariff item No. 9804.20.00 in the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended by replacing the reference to “seven hundred and fifty dollars” with a reference to “eight hundred dollars”.

5. That the Description of Goods of tariff item No. 9804.40.00 in the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended by replacing the reference to “fifty dollars” with a reference to “two hundred dollars”.

6. That any enactment founded on sections 1 and 2 be deemed to have come into force on March 30, 2012.

7. That any enactment founded on sections 3 to 5 be deemed to have come into force on June 1, 2012.

Tax Measures:

Draft Amendments to Various

GST/HST Regulations

DRAFT AMENDMENTS TO VARIOUS GST/HST REGULATIONS

Doubling GST/HST Streamlined Accounting Thresholds

Regulations Amending the Streamlined Accounting (GST/HST) Regulations

1. (1) Paragraph 16(1)(b) of the Streamlined Accounting (GST/HST) Regulations is replaced by the following:

(b) the total threshold amount for the reporting period does not exceed $400,000, and

(2) Paragraphs 16(2)(b) and (c) of the Regulations are replaced by the following:

(b) the fiscal year of the registrant immediately before the first fiscal year of the registrant that is a reporting period of the registrant for which the total threshold amount exceeds $400,000,

(c) the first fiscal quarter of the registrant that includes a reporting period of the registrant for which the total threshold amount exceeds $400,000, and

(3) Subsections (1) and (2) apply for the purpose of determining the net tax of a registrant for reporting periods beginning after 2012.

2. (1) Paragraphs 21.2(1)(a) to (d) of the Regulations are replaced by the following:

(a) the threshold amount for the fiscal year of the registrant that includes the reporting period does not exceed $1,000,000;

(b) if the fiscal quarter of the registrant that includes the reporting period is not the first fiscal quarter in the fiscal year, the threshold amount for the fiscal quarter does not exceed $1,000,000;

(c) the purchase threshold for the fiscal year does not exceed $4,000,000;

(d) if the registrant is a public service body, it is reasonable to expect at the beginning of the reporting period that the purchase threshold for the registrant’s next fiscal year will not exceed $4,000,000; and

(2) Paragraphs 21.2(2)(a) to (d) of the Regulations are replaced by the following:

(a) if the threshold amount for the second or third fiscal quarter in a fiscal year of the registrant exceeds $1,000,000, the end of the first fiscal quarter in that fiscal year for which the threshold amount exceeds $1,000,000,

(b) if the threshold amount for a fiscal year of the registrant exceeds $1,000,000, the end of the first fiscal quarter in that fiscal year,

(c) if the registrant is not a public service body and the purchase threshold of the registrant for a particular day exceeds $4,000,000, the end of the immediately preceding day,

(d) if the registrant is a public service body and the purchase threshold for a fiscal year of the registrant exceeds $4,000,000, the end of the first fiscal quarter in that fiscal year, and

(3) Subsections (1) and (2) apply for the purpose of determining the net tax of a registrant for reporting periods beginning after 2012.

Regulations Amending the Public Service Body Rebate (GST/HST) Regulations

3. (1) Paragraphs 7(1)(a) to (d) of the Public Service Body Rebate (GST/HST) Regulations are replaced by the following:

(a) the threshold amount for the person’s fiscal year that includes the claim period does not exceed $1,000,000;

(b) if the person’s fiscal quarter that includes the claim period is not the first fiscal quarter in the fiscal year, the threshold amount for the fiscal quarter does not exceed $1,000,000;

(c) the purchase threshold for the fiscal year does not exceed $4,000,000; and

(d) it is reasonable to expect at the beginning of the claim period that the purchase threshold for the person’s next fiscal year will not exceed $4,000,000.

(2) Paragraphs 7(2)(a) to (c) of the Regulations are replaced by the following:

(a) if the threshold amount for a fiscal year of the person exceeds $1,000,000, the end of the first fiscal quarter in that fiscal year,

(b) if the threshold amount for the second or third fiscal quarter in a fiscal year of the person exceeds $1,000,000, the end of the first fiscal quarter in that year for which the threshold amount exceeds $1,000,000, and

(c) if the purchase threshold for a fiscal year of the person exceeds $4,000,000, the end of the first fiscal quarter in that fiscal year.

(3) Subsections (1) and (2) apply for the purpose of determining rebates under section 259 of the Act in respect of claim periods beginning after 2012.

Tax Relief for Foreign-Based Rental Vehicles Temporarily Imported by Canadian Residents

Regulations Amending the New Harmonized Value-added Tax System Regulations, No. 2

4. (1) The New Harmonized Value-added Tax System Regulations, No. 2 are amended by adding the following after section 6:

Division 1.1

Tax on Importation of Goods

Prescribed goods — paragraph 212.1(2)( a)

6.1 For the purpose of paragraph 212.1(2)(a) of the Act, goods the value of which is determined for the purposes of Division III of Part IX of the Act under section 15 of the Value of Imported Goods (GST/HST) Regulations are prescribed.

(2) Subsection (1) applies to goods imported on or after June 1, 2012.

Regulations Amending the Non-Taxable Imported Goods (GST/HST) Regulations

5. (1) Section 2 of the Non-Taxable Imported Goods (GST/HST) Regulations is amended by adding the following in alphabetical order:

“qualifying vehicle” means a vehicle (other than a racing car described in heading No. 87.03 of the List of Tariff Provisions set out in the schedule to the Customs Tariff) registered under the laws of a foreign jurisdiction relating to the registration of motor vehicles that

(a) is described in any of heading No. 87.02, subheading Nos. 8703.21 to 8703.90, 8704.21, 8704.31, 8704.90 and 8711.20 to 8711.90 and tariff item Nos. 8716.39.30 and 8716.39.90 of that List,

(b) is described in subheading No. 8704.22 or 8704.32 of that List and has a gross vehicle weight rating (as defined in subsection 2(1) of the Motor Vehicle Safety Regulations) not exceeding 10 tonnes, or

(c) is described in tariff item No. 8716.10.00 of that List and is a vehicle for camping. (véhicule admissible)

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 1, 2012.

6. (1) Section 3 of the Regulations is amended by striking out “and” at the end of paragraph (k), by adding “and” at the end of paragraph (l) and by adding the following after paragraph (l):

(m) a qualifying vehicle that is imported temporarily by an individual resident in Canada and not accounted for as a commercial good (as defined in subsection 212.1(1) of the Act) under section 32 of the Customs Act if

(i) the qualifying vehicle was last supplied in the course of a vehicle rental business to the individual by way of lease, licence or similar arrangement under which continuous possession or use of the qualifying vehicle is provided for a period of less than 180 days,

(ii) immediately before the importation, the individual was outside Canada for an uninterrupted period of at least 48 hours, and

(iii) the qualifying vehicle is exported within 30 days after the importation.

(2) Subsection (1) applies to qualifying vehicles imported on or after June 1, 2012.

Regulations Amending the Value of Imported Goods (GST/HST) Regulations

7. (1) Subsection 2(1) of the Value of Imported Goods (GST/HST) Regulations is amended by adding the following in alphabetical order:

“qualifying vehicle” has the same meaning as in section 2 of the Non-Taxable Imported Goods (GST/HST) Regulations; (véhicule admissible)

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 1, 2012.

8. (1) Subsection 2(2) of the Regulations is replaced by the following:

(2) For the purposes of these Regulations, the number of months or weeks in a period is the number of months or weeks, as the case may be, included, in whole or in part, in the period, the first day of the first such month or week, as the case may be, being the first day of the period.

(2) Subsection (1) comes into force, or is deemed to have come into force, on June 1, 2012.

9. (1) The Regulations are amended by adding the following after section 14:

15. For the purpose of subsection 215(2) of the Act, the value of a qualifying vehicle that is imported temporarily by an individual resident in Canada, not accounted for as a commercial good (as defined in subsection 212.1(1) of the Act) under section 32 of the Customs Act and exported within 30 days after the importation and that was last supplied in the course of a vehicle rental business to the individual by way of lease, licence or similar arrangement under which continuous possession or use of the qualifying vehicle is provided for a period of less than 180 days is determined by the formula

(A × B) + C

where

A	is

(a) if the qualifying vehicle is described in any of subheading Nos. 8703.21 to 8703.90 and 8711.20 to 8711.90 of the List of Tariff Provisions set out in the schedule to the Customs Tariff,

(i) in the case of a truck, sport utility vehicle, minivan or van, $300,

(ii) in the case of a motorhome or similar vehicle, $1,000, and

(iii) in any other case, $200, and

(b) in any other case, $300;

B	is the number of weeks during which the qualifying vehicle remains in Canada; and

C	is the remaining duties payable in respect of the qualifying vehicle.

(2) Subsection (1) applies to qualifying vehicles imported on or after June 1, 2012.